Exhibit 99.2
Management’s Discussion and Analysis
ORGANIZATION OF THE MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

PART 1 – OUR BUSINESS AND STRATEGY		Infrastructure	63
Our Business	19	Private Equity	67
Organizational Structure	21	Residential Development	71
PART 2 – REVIEW OF CONSOLIDATED		Corporate Activities	73
FINANCIAL RESULTS		PART 4 – CAPITALIZATION AND LIQUIDITY
Overview	30	Capitalization	75
Income Statement Analysis	31	Liquidity	78
Balance Sheet Analysis	37	Review of Consolidated Statements of Cash Flows	81
Consolidation and Fair Value Accounting	42	Contractual Obligations	82
Foreign Currency Translation	43	Exposures to Selected Financial Information	83
Summary of Quarterly Results	44	PART 5 – ACCOUNTING POLICIES AND INTERNAL
Corporate Dividends	46	CONTROLS
PART 3 – OPERATING SEGMENT RESULTS		Accounting Policies, Estimates and Judgments	84
Basis of Presentation	47	Management Representations and Internal Controls	92
Summary of Results by Operating Segment	48	Related Party Transactions	92
Asset Management	49	PART 6 – BUSINESS ENVIRONMENT AND RISKS	93
Real Estate	55	GLOSSARY OF TERMS	108
Renewable Power	59
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments. Our “invested capital” includes our “listed partnerships,” Brookfield Property Partners L.P., Brookfield Renewable Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P., which are separate public issuers included within our Real Estate, Renewable Power, Infrastructure and Private Equity segments, respectively. Additional discussion of their businesses and results can be found in their public filings. We use “private funds” to refer to our real estate funds, infrastructure funds and private equity funds.
Please refer to the Glossary of Terms beginning on page 108 which defines our key performance measures that we use to measure our business. Other businesses include Residential Development and Corporate.
Additional information about the company, including our Annual Information Form, is available on our website at www.brookfield.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.
We are incorporated in Ontario, Canada, and qualify as an eligible Canadian issuer under the Multijurisdictional Disclosure System and as a “foreign private issuer” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended, and Rule 3b-4 under the U.S. Securities Exchange Act of 1934, as amended. As a result, we comply with U.S. continuous reporting requirements by filing our Canadian disclosure documents with the SEC; our MD&A is filed under Form 40-F and we furnish our quarterly interim reports under Form 6-K.

Information contained in or otherwise accessible through the websites mentioned does not form part of this report. All references in this report to websites are inactive textual references and are not incorporated by reference.

2018 MD&A AND FINANCIAL STATEMENTS 17

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This Report contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may provide such information and make such statements in the Report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission or in other communications. See “Cautionary Statement Regarding Forward-Looking Statements and Information” above.
We disclose a number of financial measures in this Report that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing the business, including for performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures or other financial metrics may differ from the calculations disclosed by other businesses and, as a result, may not be comparable to similar measures presented by other issuers and entities. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this Report. Please refer to our Glossary of Terms beginning on page 108 for all non-IFRS measures.

18 BROOKFIELD ASSET MANAGEMENT

PART 1 – OUR BUSINESS AND STRATEGY
OUR BUSINESS
We are a leading global alternative asset manager with a 120-year history and over $350 billion of assets under management across a broad portfolio of Real Estate, Infrastructure, Renewable Power and Private Equity assets. Our $138 billion in fee bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds and dedicated public vehicles, which allow investors to invest in our four key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting 12-15% returns with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across Real Estate, Infrastructure, Renewable Power and Private Equity

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, opportunistic and credit in both closed-end and long-life vehicles

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach

✓	Disciplined financing approach
We employ leverage in a prudent manner to enhance returns while preserving capital throughout business cycles
In addition, we maintain significant invested capital on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments.

1.	Large-scale capital
We have over $350 billion in assets under management and $138 billion in fee bearing capital

2.	Operating expertise
We have more than 100,000 operating employees worldwide who maximize value and cash flows from our operations

3.	Global presence
We operate in more than 30 countries around the world
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is funds from operations (“FFO”) which we use to evaluate the performance of our segments.

2018 MD&A AND FINANCIAL STATEMENTS 19

Asset Management
Our asset management activities encompass $138 billion of fee bearing capital across private funds, listed partnerships and public securities.
Private Funds – $70 billion fee bearing capital
We manage and earn fees on 42 private funds across real estate, renewable power, infrastructure and private equity. Our fund strategies include core, credit, value-add and opportunistic, and we offer both closed-end and long-life vehicles. We have nearly 600 unique institutional investors, who on average invest in 2.1 funds. On private fund capital we earn:

1.
Diversified and long-term base management fees which are based on closed-end and long-life fund capital. Closed-end fund capital is typically committed for 10 years with two one-year extension options, and our long-life funds are perpetual vehicles that can continually raise new capital.

2.
Carried interest, which enables us to receive a portion of overall fund profits provided that investors receive a minimum prescribed preferred return. Carried interest is recognized once it is no longer subject to clawback.

Listed Partnerships – $54 billion fee bearing capital
We manage publicly listed perpetual-capital vehicles BPY, BEP, BIP, BBU, TERP and Acadian Timber Corp. (“Acadian”). On listed partnership capital, we earn:

1.	Long-term perpetual base management fees, which are based on our listed vehicles’ total capitalization.

2.
Stable incentive distribution fees which are linked to cash distributions (BPY, BEP and BIP). These cash distributions have exceeded pre-determined thresholds and have a historic annual growth rate of 5-9%.

3.	Performance fees based on unit price performance (BBU).
Public Securities – $13 billion fee bearing capital
We manage public funds and separately managed accounts, focused on fixed income and equity securities within the real estate, infrastructure and natural resources asset classes. We earn management fees, which are based on committed capital and fund net asset value and performance income based on investment returns.
Invested Capital1
We have approximately $40 billion of invested capital on the Corporation’s balance sheet as a result of our history as an owner and operator of real assets, which provides attractive financial returns and important flexibility to our asset management business.
Key attributes of our invested capital:

•
Transparent – approximately 80% of our invested capital is listed partnerships (BPY, BEP, BIP, BBU) and other smaller publicly traded investments. The remaining is primarily held in a residential homebuilding business, and a few other directly held investments.

•
Diversified, long-term, stable cash flows – received from our underlying public investments. These cash flows are underpinned by investments in real assets which should provide inflation protection and less volatility compared to traditional equities, and higher yields compared to fixed income.

•
Strong alignment of interests – the Corporation is the largest investor into each of our listed partnerships, and in turn, the listed partnerships are typically the largest investor in each of our private funds.

Refer to Parts 2 and 3 of this MD&A for more information on our operations and performance.

1.	See definition in Glossary of Terms beginning on page 108.

20 BROOKFIELD ASSET MANAGEMENT

ORGANIZATIONAL STRUCTURE
We employ approximately 1,700 employees within our asset management business and a further 100,000 operating employees within the assets we own through managed funds.
Our global presence spans over 30 countries and covers major economies around the world.

LONDON
TORONTO
NEW YORK
DUBAI
MUMBAI
SHANGHAI
RIO DE JANEIRO
SYDNEY
Corporate Offices

2018 MD&A AND FINANCIAL STATEMENTS 21

COMPETITIVE ADVANTAGES
We have three distinct competitive advantages that allow us to consistently identify and acquire high quality assets and create significant value in the assets that we own and operate.
Large-Scale Capital
We have over $350 billion in assets under management.
We offer our investors a large portfolio of private funds which have global mandates and diversified strategies. Our access to large-scale capital from our private funds and co-investors enables us to pursue transactions where there is less competition. In addition, investing significant amounts of our own capital either through our listed partnerships or through the Corporation’s balance sheet ensures alignment of interest with our investors and additional flexible capital to fund larger investments.

CO-INVESTORS
LISTED PARTNERSHIPS
JOINT VENTURE PARTNERS
PRIVATE FUNDS
TRANSACTIONS
BAM

Operating Expertise
We have more than 100,000 operating employees worldwide who are instrumental in maximizing the value and cash flows from our operations.
We believe that real operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire and our operating philosophy. This in-house operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Global Presence
We operate in more than 30 countries around the world.
Our global reach allows us to diversify and identify a broad range of opportunities. We are able to invest where capital is scarce, and our scale enables us to move quickly and pursue multiple opportunities across different markets. Our global reach also allows us to operate our assets more effectively: we believe that a strong local presence is critical to operating successfully in many of our markets, and many of our businesses are truly local. Furthermore, the combination of our strong local presence and global reach allows us to bring global relationships and operating practices to bear across markets to enhance returns.

22 BROOKFIELD ASSET MANAGEMENT

OPERATING CYCLE

Raise Capital
As an asset manager, the starting point is forming new funds and other investment products to which investors are willing to commit capital. This will, in turn, provide us with capital to invest and the opportunity to earn base management fees and performance-based returns such as incentive distributions and carried interest. Accordingly, we create value by increasing the amount of fee bearing capital and by achieving strong investment performance that leads to increased cash flows and asset values.

Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe our disciplined approach, global reach and our expertise in recapitalizations and operational turnarounds enable us to identify a wide range of potential opportunities, some of which are challenging for others to pursue, and allow us to invest at attractive valuations and generate superior risk-adjusted returns. We also have considerable expertise in executing large development and capital projects, providing additional opportunities to deploy capital.

Secure Long-Term Financing
We finance our operations primarily on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.

Enhance Value and Cash Flows Through Operating Expertise
Our operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they protect capital better in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized by optimizing operations and development projects. We believe this is one of our most important competitive advantages as an asset manager.

Realize Capital from Asset Sale or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds that we return to investors in the case of limited life funds and redeploy to enhance returns in the case of perpetual entities. In many cases, returning capital from private funds completes the investment process locking in investor returns and giving rise to performance income.

Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow our fee bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business and grow cash flows that compound value in our invested capital.

2018 MD&A AND FINANCIAL STATEMENTS 23

LIQUIDITY AND CAPITAL RESOURCES
We manage our liquidity and capitalization on a group-wide basis, however it is organized into three principal tiers:

i)	The Corporation:

•	Strong levels of liquidity are maintained to support growth and ongoing operations.

•	Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.

•	Negligible guarantees are provided on the financial obligations of listed partnerships and managed funds.

•	High levels of cash flows are available after common share dividends.

ii)	Our listed partnerships (BPY, BEP, BIP and BBU):

•	Strong levels of liquidity are maintained at each of the listed partnerships to support their growth and ongoing operations.

•	Listed partnerships are intended to be self-funding with stable capitalization through market cycles.

•	Financial obligations have no recourse to the Corporation.

iii)	Managed funds, or operating asset level in directly held investments:

•	Each underlying investment is typically funded on a standalone basis.

•	Fund level borrowings are generally limited to subscription facilities which are backed by the capital commitments to the fund.

•	Financial obligations have no recourse to the Corporation.
Unlike many other alternative asset managers, much of the debt issued within our managed entities is included in our consolidated balance sheet not withstanding that virtually none of this debt has any recourse to the Corporation. This is due in large part to the larger amount of capital that we invest in our funds relative to other managers, which causes us to consolidate these entities in our Consolidated Balance Sheets.
Approach to Capitalization
Our overall approach is to maintain appropriate levels of liquidity throughout the organization to fund operating, development and investment activities as well as unforeseen requirements. The following are key elements of our capital strategy:

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed partnerships can finance their operations on a standalone basis without recourse to or reliance on the Corporation.

•
Structure our borrowings and other financial obligations to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.

•
The vast majority of this debt is at investment-grade levels, however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.

•	Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.

•	Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
We maintain a prudent level of capitalization at the Corporation with 77% of our capitalization in the form of common and preferred equity. Consistent with our conservative approach, our corporate borrowings represent only 17% of our corporate capitalization and equate to just 5% of our consolidated debt. The remaining 95% of consolidated debt obligations have no recourse to the Corporation, are held within managed entities and have virtually no cross-collateralization or parental guarantees.
Our corporate capitalization is now more than $38 billion and our debt to capitalization level remains below 20%.

24 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31 (MILLIONS)	2018	% of Total
Corporate borrowings	$6,409	17%
Accounts payable and other liabilities	2,496	6%
Preferred equity	4,168	11%
Common equity - book value	25,647	66%
Corporate capitalization	$38,720	100%
Liquidity
The Corporation has very few capital requirements. Nevertheless, we maintain significant liquidity ($4 billion in the form of cash and financial assets and undrawn credit facilities as at December 31, 2018) at the corporate level to bridge larger fund transactions, seed new fund products or participate in equity issuances by our listed partnerships.
On a group basis, we have over $34 billion of liquidity, which includes corporate liquidity, listed partnership liquidity and uncalled private fund commitments. Uncalled private fund commitments are third party commitments available for drawdown in our private funds.

AS AT DEC 31, 2018 (MILLIONS)	Corporate Liquidity	Group Liquidity
Cash and financial assets, net	$2,275	$3,752
Undrawn committed credit facilities	1,867	7,061
Core liquidity[1]	4,142	10,813
Third-party uncalled private fund commitments	—	23,575
Total liquidity[1]	$4,142	$34,388

1.	See definition in Glossary of Terms beginning on page 108.
Cash Flow Generation
We generate significant, recurring cash flows at the corporate level, which may be used for (i) reinvestment into the business; or (ii) returning cash to shareholders. These cash flows are underpinned by:

•	Fee related earnings that are supported by long-term and perpetual contractual agreements.

•	Distributions from listed investments that are stable and backed by high-quality operating assets.
In 2018, cash available for distribution and/or reinvestment was $2.4 billion, and over the past five years has grown at a 19% compound annual growth rate:

FOR THE YEAR ENDED DEC. 31 (MILLIONS)	2018	2017
Fee related earnings	$1,129	$896
Realized carried interest	188	74
Distributions from investments	1,698	1,351
Other invested capital earnings
Corporate activities	(486)	(300)
Other wholly-owned investments	41	23
	(445)	(277)
Preferred share dividends	(151)	(145)
Total cash available for distribution and/or reinvestment[1]	$2,419	$1,899

1.	See definition in Glossary of Terms beginning on page 108.

2018 MD&A AND FINANCIAL STATEMENTS 25

RISK MANAGEMENT
Our Approach
Managing risk is an integral part of our business. We have a well-established and disciplined risk management approach that is based on clear operating methods and a strong risk culture. Brookfield’s risk management program emphasizes the proactive management of risks, ensuring that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We have implemented a risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization.
We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business such as human capital, climate change, foreign exchange and other strategic, financial, regulatory and operational risks. Management and mitigation approaches and practices are tailored to the specific risk areas and executed by business and functional groups for their businesses, with appropriate coordination and oversight through monitoring and reporting processes.

26 BROOKFIELD ASSET MANAGEMENT

Focus on Risk Culture
A strong risk culture is the cornerstone of our risk management program: one that promotes conservative risk-taking, addresses current and emerging risks and ensures employees conduct business with a long-term perspective and in a sustainable and ethical manner. This culture is reinforced by the strong commitment and leadership from our senior executives, as well as the policies and practices we have implemented.
Our compensation program reflects this focus on long-term decision making to generate sustainable growth and risk adjusted returns by emphasizing equity compensation which has long-term vesting and retention requirements as well as reimbursement provisions in the event of restatements or detrimental conduct. Approximately 85% of total compensation for named executive officers is in the form of long-term incentive awards. This approach ensures consideration of the risks associated with decisions, minimizes the possibility that executives are rewarded in the short-term for actions which are detrimental in the long term, and reinforces the alignment of the interests of management with the long-term interests of fund investors and shareholders.
Shared Execution
Given the diversified and decentralized nature of our operations, we seek to ensure that risk is managed as close to its source as  possible and by the management teams that have the most knowledge and expertise in the specific business or risk area. As such,  business specific risks overall such as safety, environment and other operational risks are generally managed at the operating  business group level, as the risks vary based on the nature of each business. At the same time, we monitor many of these risks  organization-wide to ensure adequacy of risk management, adherence to applicable Brookfield policies, and sharing of best  practices.
For risks that are more pervasive and correlated in their impact across the organization, such as liquidity, foreign exchange and interest rate or where we can bring specialized knowledge, we utilize a centralized approach amongst our corporate and our operating business groups. Management of strategic, reputational and regulatory compliance risks is similarly coordinated to ensure consistent focus and implementation across the organization.
Oversight & Coordination
We have implemented strong governance practices to monitor and oversee our risk management practices. Management committees have been formed to bring together required expertise to manage key risk areas, ensuring appropriate application and coordination of approaches and practices across our business and functional groups:

•	Risk Management Steering Committee to coordinate the risk management program on an enterprise-wide basis;

•	Investment Committees to oversee the investment process, as well as monitor the ongoing performance of investments;

•	Conflicts Committee to resolve potential conflict situations in the investment process and other corporate transactions;

•	Financial Risk Oversight Committee to review and monitor financial exposures;

•	Environmental, Social and Governance (“ESG”) Committee to coordinate ESG initiatives;

•	Safety Steering Committee to focus on health, safety and security matters; and

•	Disclosure Committee to oversee the public disclosure of material information.
Brookfield’s Board of Directors oversees risk management with a focus on more significant risks and leverages management’s monitoring processes. The Board has delegated responsibility for oversight of specific risks to the following board committees:

•
Risk Management Committee oversees the management of Brookfield’s significant financial and non-financial risk exposures, including review of risk assessment and risk management practices and confirming that the company has an appropriate risk-taking philosophy and suitable risk capacity.

•	Audit Committee oversees the management of risks related to Brookfield’s systems and procedures for financial reporting, as well as for associated audit processes (internal and external).

•
Management Resources and Compensation Committee oversees the risks related to Brookfield’s management resource planning, including succession planning, executive compensation and senior executives’ performance.

•	Governance and Nominating Committee oversees the risks related to Brookfield’s governance structure, including the effectiveness of board and committee activities and potential conflicts of interest.

2018 MD&A AND FINANCIAL STATEMENTS 27

ENVIRONMENTAL, SOCIAL AND GOVERNANCE MANAGEMENT
We believe that acting responsibly toward our stakeholders is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. Our bottom line is that having robust ESG principles and practices is good business for a wide variety of reasons. Accordingly, we have embedded ESG principles and practices into both our asset management activities and underlying business operations.
We incorporate ESG factors into our investment decisions, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, we utilize our operating expertise to identify material ESG opportunities or risks relevant to the potential investment and then perform a deeper due diligence if required, where we utilize internal experts and, as needed, third-party consultants. All investments made by Brookfield must be approved by our investment committees based on a set of predetermined criteria that evaluate potential risks, mitigants and opportunities. ESG matters are part of this evaluation, including anti-bribery and corruption, health and safety, environmental and social considerations.
As part of each acquisition, the investment teams create a tailored integration plan that, among other things, includes material ESG-related matters for review or execution. ESG risks and opportunities are actively managed by the portfolio companies with oversight from the investment team responsible for the investment. This recognizes the importance of local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest, coupled with the broad Brookfield investment expertise. We believe there is a strong correlation between actively managing these considerations effectively and enhancing investment returns.
With respect to environmental considerations, we believe that our operating businesses are well positioned as the world transitions toward lower carbon and more sustainable economies. Our renewable power business is one of the largest pure-play global owners and operators of hydroelectric, wind and solar generation facilities and is committed to supporting the global transition toward a low-carbon economy; we also benefit by having negligible fossil fuel inputs and enhanced revenues. Further, we are one of the world’s largest owners of real estate; our office and retail portfolios are heavily weighted towards properties that meet high environmental sustainability standards consistent with the expectations of our tenants, which enhances rental revenues and lowers operating costs. Our infrastructure and private equity businesses include a wide variety of businesses, many of which are well positioned to have a positive environmental impact and benefit from our focus on operational efficiency, including energy efficiency.
Regarding the management of social considerations, we would not be able to operate our businesses without our 100,000 operating employees and 1,700 employees within our asset management operations. Therefore, we are constantly focused on human capital development. We believe that diversity adds significant benefits to a workplace and so we are continuing to introduce measures to increase diversity. Diversity is about having a workplace that reflects a variety of perspectives, but a diverse work environment is not enough. We also are focused on maintaining an inclusive environment—meaning one in which all are encouraged to contribute, enabling the organization as a whole to benefit from different perspectives in order to achieve better business outcomes.
We also recognize that we must be positive contributors to the communities in which we operate and not just an employer. We encourage and support numerous community and philanthropic initiatives across Brookfield, and we believe that these programs have a positive impact not just on the communities but on our many employees that participate.
Finally, we understand that good governance is critical to sustainable business operations. We have developed a comprehensive governance framework across Brookfield. This is greatly assisted by operating through public companies, including Brookfield Asset Management and our listed partnerships, as well as within the regulatory requirements of a global asset manager. Governance extends to all facets of our activities, including those related to ESG matters. We maintain a committee of senior executives representing each of our major business operations to coordinate ESG initiatives across our business groups, share best practices and encourage a firm-wide effort to constantly improve our activities in these regards. While our board of directors has always had oversight over ESG matters, in 2018, our board formally embedded ESG management into the various board and committee mandates to acknowledge these areas as priorities, as noted on the following page.

28 BROOKFIELD ASSET MANAGEMENT

2018 Highlights
In 2018, we embedded ESG management into the charter for the Corporation’s Board of Directors, as well as its Governance and Nominating Committee, which allows for more formal director engagement with respect to our ESG initiatives. This ensures that sustainability is a priority and is explicitly addressed in our long-term business strategy and risk management.
We are taking specific actions to better measure our greenhouse gas (“GHG”) emissions. Our renewable power business now measures its scope 1 and 2 GHG emissions globally. In 2018, which represents the base-year calculation, BEP’s global gross carbon intensity was measured to be one of the lowest among comparable power companies. Our North American core office business, U.S. retail and our London office businesses also measure their GHG emissions and report their results annually to the Global Real Estate Sustainability Benchmark, or GRESB, a leading sustainability assessment tool. In 2018, all three businesses maintained their GRESB Green Star rating.
Another environmental focus area is the recycling and reduction of waste across our operating businesses. Many of our real estate, infrastructure and private equity businesses have either launched innovative programs in this area or continued to improve their waste reduction measures. These initiatives span groundbreaking programs, such as the removal of plastic waste from the ocean at our U.K. ports business and the commitment by our London office business to becoming the world’s first plastic-free commercial center, to ongoing waste reduction and recycling initiatives.
We are becoming more active in sustainable finance initiatives. In 2018, our renewable power business issued C$300 million in corporate green bonds and developed the Brookfield Renewable Green Bond Framework, which defines the investments that are eligible for green bond issuance and how performance will be measured. Sustainalytics, a leading global provider of ESG ratings, confirmed its view that the framework aligns to its 2018 Green Bond Principles. The growing green bond market allows debt investors to participate in the financing of sustainable products, and we plan to offer additional green bond issuances.
We continue to implement measures to improve diversity within our employee base. We have now formalized our requirement that candidate pools be sufficiently diverse as part our recruiting process. Further, we have broadened the number of activities that promote and support success for our female employees. The following provides an indication of our progress at the asset management level.
At the Corporation, women comprise:

>40%	ä	of our overall workforce
40%	ä	of our independent board directors
20%	ä	of our senior vice-presidents and above (up from 11% three years ago)
Recently, we released a Positive Work Environment Policy, which consolidates our previous regional harassment policies into one global policy and sets a consistent and high standard across all our jurisdictions by explicitly expressing our commitment to maintaining a workplace free from discrimination, violence and harassment. Each employee is required to report any actions or incidents that they witness or experience that are in violation of this policy.
In recent years, data privacy and cybersecurity have become key ESG priorities for global companies. At Brookfield, we have continued to focus on strengthening our processes in this area through a number of measures. For example, we have established an information security steering committee, which ensures that our cybersecurity efforts are aligned across the organization. In addition, our cybersecurity program consists of key internal and external initiatives ranging from regular scanning of our data systems for vulnerabilities to improving our employees’ cybersecurity awareness through mandatory firm-wide training.

2018 MD&A AND FINANCIAL STATEMENTS 29

PART 2 – REVIEW OF CONSOLIDATED FINANCIAL RESULTS
The following section contains a discussion and analysis of line items presented within our consolidated financial statements. The financial data in this section has been prepared in accordance with IFRS. Starting on page 42 we provide an overview of our fair value accounting across our business and why we believe it provides useful information for investors about our performance. We also provide an overview of our application of the control-based model under IFRS used to determine whether or not an investment should be consolidated.
OVERVIEW
Net income increased to $7.5 billion in 2018, with $3.6 billion attributable to common shareholders ($3.40 per share) and $3.9 billion attributable to non-controlling interests.
During 2018, we acquired a number of businesses across each of our operating segments that contributed to our results, the most significant of which was through the privatization of GGP Inc. (“GGP”) in the third quarter within our real estate segment. BPY previously held a 34% interest in this entity and started to consolidate the results effective August 28, 2018 through Brookfield Property REIT Inc. (“BPR”), a real estate trust created to consolidate GGP’s operations. As BPY issued equity to pay a portion of the consideration, our ownership interest in BPY decreased to 54%, as compared to 69% at the beginning of the year. Refer to pages 33 and 34 for more information about significant acquisitions and dispositions.
Our balance sheet was also impacted by acquisition and divestment activity as we acquired $78.6 billion of assets through business combinations during the year. In addition to the privatization of GGP which increased our asset base by $22.1 billion, the acquisitions of a diversified U.S. REIT, a portfolio of European wind and solar assets, a service provider to the power generation industry, a service provider to the offshore oil production industry and a North American residential energy infrastructure business had the most significant impact on our asset base. We also sold businesses throughout the year, most notably our Chilean electricity transmission business, various assets in our real estate LP investments portfolio, including our U.S. logistics portfolio and a portfolio of self-storage assets, an office property in Toronto and our Australian energy operations.
In addition to the impact of recent acquisitions, the $2.9 billion increase in consolidated net income and the $2.1 billion increase in net income attributable to common shareholders are primarily attributable to:

•	same-store[1] growth across many of our businesses;

•
fair value gains of $1.8 billion relating primarily to investment property valuation gains and various transaction-related gains, including the impact of completing step-up acquisitions in our real estate and private equity businesses; and

•	deferred tax recoveries, relating primarily to the projected utilization of previously unrecognized loss carryforwards; partially offset by

•	the absence of income from assets sold, higher taxes and increases in interest expense on new borrowings.

1.	See definition in Glossary of Terms beginning on page 108.

30 BROOKFIELD ASSET MANAGEMENT

INCOME STATEMENT ANALYSIS
The following table summarizes the financial results of the company for 2018, 2017 and 2016:

				Change
FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2018	2017	2016	2018 vs 2017	2017 vs 2016
Revenues[1]	$56,771	$40,786	$24,411	$15,985	$16,375
Direct costs	(45,519)	(32,388)	(17,718)	(13,131)	(14,670)
	11,252	8,398	6,693	2,854	1,705
Other income and gains	1,166	1,180	482	(14)	698
Equity accounted income	1,088	1,213	1,293	(125)	(80)
Expenses
Interest	(4,854)	(3,608)	(3,233)	(1,246)	(375)
Corporate costs	(104)	(95)	(92)	(9)	(3)
Fair value changes	1,794	421	(130)	1,373	551
Depreciation and amortization	(3,102)	(2,345)	(2,020)	(757)	(325)
Income taxes	248	(613)	345	861	(958)
Net income	7,488	4,551	3,338	2,937	1,213
Non-controlling interests	(3,904)	(3,089)	(1,687)	(815)	(1,402)
Net income attributable to shareholders	$3,584	$1,462	$1,651	$2,122	$(189)
Net income per share	$3.40	$1.34	$1.55	$2.06	$(0.21)

1.	2017 and 2016 revenues have not been restated as we adopted IFRS 15 using the modified retrospective method as at January 1, 2018.
2018 vs. 2017
Revenues for the year were $56.8 billion, an increase of $16.0 billion compared to 2017 primarily due to:

•
$16.3 billion of additional revenues earned from acquisitions during the current and prior year across each of our listed partnerships[1], most notably the purchase of our road fuel distribution business in the second quarter of last year, which added $8.8 billion of incremental revenues. Included in this business’ revenues and direct costs are significant flow-through duty amounts that are passed through to the customers and recorded gross in both accounts, without impact to margin generated by the business;

•
initiatives in our existing infrastructure businesses, in particular from strong connections activity at our regulated distribution business and higher tariffs and strong volumes across a number of our transport operations; and

•
same-store increases, including improved performance at our graphite electrode manufacturing business and growth in our real estate business from strong core office same-property leasing growth of 5.9%; partially offset by

•	the absence of $390 million of revenues from businesses sold and the deconsolidation of Norbord Inc. (“Norbord”)[1] in the fourth quarter of 2017, which contributed $1.7 billion of revenues in 2017.
A discussion of the impact on revenues and net income from recent acquisitions and dispositions can be found on pages 33 and 34.
Changes in direct costs correspond with the growth of revenue. Our direct costs increased by $13.1 billion in 2018 due to recent acquisitions, as discussed above, as well as higher costs to support same-store growth within existing operations. These increases were partially offset by the absence of direct costs from assets sold and the impact of the Norbord deconsolidation.
Other income and gains of $1.2 billion relate primarily to portfolio premiums as we sold a number of assets for more than their IFRS carrying values. The most significant gains reported during the year were the sale of our Chilean electricity transmission business in the first quarter, the sale of a portfolio of self-storage properties in the third quarter, the sale of our U.S. logistics portfolio in the fourth quarter and the sale of our Australian energy operations in the fourth quarter.

1.	See definition in Glossary of Terms beginning on page 108.

2018 MD&A AND FINANCIAL STATEMENTS 31

Equity accounted income decreased by $125 million to $1.1 billion primarily due to:

•	valuation losses at various equity accounted investments, particularly certain GGP investment properties prior to its privatization;

•	higher depreciation costs of $190 million relating to recent acquisitions; and

•	the consolidation of previously equity accounted entities as a result of increases in our ownership interest; partially offset by

•
an increase in FFO from equity accounted investments of $303 million due to contributions from recent investments, particularly our investment in our entertainment operations and the impact of FFO generated by Norbord which was consolidated up until the fourth quarter of 2017.

Interest expense increased by $1.2 billion largely due to additional borrowings associated with acquisitions across our portfolio, debts assumed from acquired businesses and $1.6 billion of corporate recourse debt issued since the third quarter of 2017 on which we have incurred interest expense. We also issued additional debt in certain listed partnerships, increasing total interest expense.
We recorded fair value gains of $1.8 billion, compared to $421 million in 2017, primarily as a result of:

•
the impact of step-up acquisitions of GGP in our Real Estate segment and a service provider to the offshore oil production industry in our Private Equity segment, partially offset by successful deal costs;

•	valuation gains on properties in our core office and LP investments[1] portfolios;

•	gains recorded on the extinguishment of a debt obligation associated with a hospitality property; and

•	gains related to the acquisitions and restructuring of businesses within our U.S. operations that resulted in the recognition of deferred tax assets; partially offset by

•	net unrealized losses on financial contracts entered into to manage foreign currency, interest rates and pricing exposures.
Depreciation and amortization expense increased by $757 million to $3.1 billion due primarily to businesses acquired in the last twelve months as well as the impact of revaluation gains in the fourth quarter of 2017, which increased the carrying value of our PP&E from which depreciation is determined.
We recorded an income tax recovery of $248 million in 2018 compared to an expense of $613 million last year. This was primarily due to a deferred tax recovery on the recognition of previously unrecognized loss carryforwards that will offset future projected taxable income.
2017 vs. 2016
Revenues in 2017 increased by $16.4 billion compared to 2016 primarily due to the acquisition of new businesses and assets across all of our listed partnerships, most notably our road fuel distribution business. Same-store growth from existing operations, including in our infrastructure transport businesses and private equity construction services business, also contributed to the increase. These were partially offset by the absence of revenues from merchant development sales realized in 2016 and fewer deliveries in our Brazilian residential business.
Direct costs increased by $14.7 billion in 2017 due to recent acquisitions and higher than planned construction services costs, partially offset by a reduction in expenses from businesses sold and the benefits of operational improvements.
Other income and gains of $1.2 billion in 2017 include gains from the sale of our bath and shower business, the partial sale of Norbord and the sale of a European logistics portfolio. The 2016 results include realized gains from the sales of a German hotel portfolio, a hospitality trademark and a toehold position in our Australian port business.
Equity accounted income decreased by $80 million to $1.2 billion as valuation losses at GGP and the absence of a one-time gain in our infrastructure business related to the privatization of our Brazilian toll road investment were partially offset by lower mark-to-market losses on interest rate swap contracts in our U.K. office portfolio.
Interest expense increased by $375 million as a result of additional borrowings associated with acquisitions across our portfolio and the addition of debt within newly acquired businesses, particularly in our renewable power, infrastructure and private equity operations.

1.	Formerly referred to as Opportunistic.

32 BROOKFIELD ASSET MANAGEMENT

We recorded fair value gains of $421 million, which compared to a loss of $130 million in 2016, primarily as a result of:

•	increases in the values of our LP investments real estate portfolios;

•	a gain recorded when we deconsolidated our investment in Norbord; and

•	the absence of a one-time impairment loss in 2016 on the conversion of a debt instrument to equity in our Private Equity segment; partially offset by

•
valuation losses in our core office portfolio, mark-to-market losses on our GGP warrants prior to exercise and mark-to-market losses on foreign exchange derivatives that do not qualify for hedge accounting.

Depreciation and amortization expense increased by $325 million to $2.3 billion due primarily to the impact of recent acquisitions.
Income tax expense was $613 million, compared to a $345 million recovery in 2016. The prior year included a one-time income tax recovery of approximately $900 million as a result of a change in tax rates arising from the reorganization of certain of our U.S. real estate operations. Excluding the impact of this recovery, income tax expenses were consistent year over year as increased expenses associated with acquisitions were offset by $157 million of recoveries associated with U.S. tax reform.
Significant Acquisitions and Dispositions
We have summarized below the impact of recent significant acquisitions and dispositions on our results for 2018:

FOR THE YEAR ENDED DEC. 31, 2018 (MILLIONS)	Acquisitions		Dispositions
	Revenue	Net Income	Revenue	Net Income
Real estate	$1,430	$516	$(336)	$(118)
Renewable power	1,117	165	(15)	(13)
Infrastructure	1,157	211	—	(9)
Private equity and other	12,642	62	(39)	(15)
	16,346	954	(390)	(155)
Gains recognized in net income	—	833	—	592
	$16,346	$1,787	$(390)	$437
Acquisitions
Real Estate
Recent acquisitions contributed an incremental $1.4 billion of revenues and $516 million of net income, respectively, in 2018. The most significant contributor was our core retail portfolio as we have been consolidating our results in BPR since August 28, 2018. Previously, we reported our 34% proportionate share of GGP’s results as equity accounted income. We have recognized $588 million of revenues since we began to consolidate this entity. We are also reporting our increased share of GGP’s net income, an incremental $237 million this year relative to the net income we would have reported if GGP were still equity accounted, to reflect our increased ownership. The net impact of the gains relating to the privatization is reported through the “Gains recognized in net income” line.
Other recent acquisitions that have had a significant impact on current period revenues and net income include our extended-stay property portfolios, an office property in Houston, a hospitality asset in Toronto and our office parks in India.
Renewable Power
Within our Renewable Power segment, the recent acquisitions of TERP and TerraForm Global, portfolios of wind and solar assets acquired in the fourth quarter of 2017, as well as a portfolio of European wind and solar assets acquired by TERP in the second quarter of 2018, contributed an additional $1.1 billion of revenues and net income of $165 million this year.
Infrastructure
Within our infrastructure operations, revenues increased by $1.2 billion and net income increased by $211 million due to recent acquisitions. Our Brazilian regulated gas transmission business acquired partway through 2017 contributed an additional $305 million in revenues and $154 million in net income this year. We were also impacted by contributions from our recently acquired Colombian natural gas distribution business and certain businesses acquired in the fourth quarter, most notably a North American provider of residential energy infrastructure services.

2018 MD&A AND FINANCIAL STATEMENTS 33

Private Equity
Recent acquisitions within our Private Equity segment contributed an additional $12.6 billion of revenues in 2018. Our road fuel distribution business, acquired partway through 2017, contributed an additional $8.8 billion of revenues in 2018. Other recent acquisitions that had a significant impact on revenues include Westinghouse Electric Company (“Westinghouse”) which is our service provider to the power generation industry, a returnable plastic container business and our fuel marketing business. Revenues also benefited from the consolidation of our service provider to the offshore oil production industry in the third quarter of this year, previously an equity accounted investment. Gains that relate directly to the initial impact of consolidating this business are reported through the “Gains recognized in net income” line.
Gains Recognized in Net Income
A significant portion of the $833 million in gains related to the impact of the step-up acquisitions of GGP and our service provider to the offshore oil production industry. Additional gains include those arising from the recognition of a deferred tax asset upon acquiring control of an investment that was not reflected in the carrying amount of the investment prior to the business combination. These gains were partially offset by transaction costs incurred relating to acquisitions completed during the year.
Further details relating to the significant acquisitions described above are provided in Note 5 of the consolidated financial statements.
Dispositions
Recent asset sales across our listed partnerships resulted in the absence of revenues and net income of $390 million and $155 million, respectively. The assets sold that most significantly impacted our results were our European logistics business, several office properties and a portfolio of self-storage assets in our Real Estate segment.
The gains recognized in net income relate primarily to portfolio premiums on various assets sold, most notably our U.S. logistics operations, a portfolio of self-storage assets, our Chilean electricity transmission business and our Australian energy operations.
Fair Value Changes
The following table disaggregates fair value changes into major components to facilitate analysis:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	Change
Investment properties	$1,610	$1,021	$589
Transaction related gains, net of deal costs	1,132	637	495
Financial contracts	(189)	(868)	679
Impairments and provisions	(309)	(344)	35
Other fair value changes	(450)	(25)	(425)
Total fair value changes	$1,794	$421	$1,373
Investment Properties
Investment properties are recorded at fair value with changes recorded in net income. The following table disaggregates investment property fair value changes by asset type:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	Change
Core office	$150	$(864)	$1,014
LP Investments and other	1,460	1,885	(425)
	$1,610	$1,021	$589
We discuss the key valuation inputs of our investment properties on page 85.

34 BROOKFIELD ASSET MANAGEMENT

Core Office
Valuation gains totaled $150 million. The gains relate primarily to:

•	strong leasing activity in our Sydney and Toronto portfolios; and

•	an increase in value in a London development property as the asset nears completion; partially offset by

•	fair value adjustments in our downtown New York properties.
Valuation losses of $864 million in the prior year were primarily attributable to a change of valuation metrics and a slowdown in leasing activity in our properties in downtown New York, partially offset by gains in certain properties from rate compression and strong leasing activity.
LP Investments and Other
Valuation gains of $1.5 billion relate primarily to:

•
our U.S. logistics portfolio, for which we reduced discount rates as development properties approached stabilization, increased cash flow assumptions due to strong overall leasing and updated values to reflect recent market transactions and purchase offers; and

•	higher cash flow projections for our office portfolio in India to reflect the impact of regulatory changes that allow for an increase in leasable area; partially offset by

•	valuation losses on our opportunistic retail portfolio.
In the prior year, valuation gains of $1.9 billion were primarily related to valuation gains on our European logistics operations, increases in the values of our Indian office properties and mixed-use property in South Korea due to improved leasing activity and market rents and occupancy increases in our U.K. student housing portfolio.
Transaction Related Gains, Net of Deal Costs
Transaction related gains of $1.1 billion relate primarily to:

•	gains of $584 million arising from the acquisitions and restructuring of businesses within our U.S. operations that resulted in the recognition of tax assets;

•
the privatization of GGP, resulting in a net transaction related gain of $422 million. The net gain on acquisition was partially offset by fair value adjustments to adjust the carrying value of our investment in GGP to its fair value immediately prior to acquiring control;

•	a $411 million gain following the extinguishment of outstanding debt relating to a hospitality asset; and

•
a $250 million gain recognized on taking control of a service provider to the offshore oil production industry. This includes a gain of $44 million on the settlement of subsidiary level debt and warrants; partially offset by

•	deal costs of $582 million across the company, primarily from acquisitions completed during the year in our private equity and real estate businesses.
The prior year gains relate primarily to the deconsolidation of Norbord Inc. We reduced our interest in Norbord to less than 50% in the fourth quarter of 2017 and recognized a gain when we revalued the assets and liabilities on the change of control.
Financial Contracts
Financial contracts include mark-to-market gains and losses on financial contracts related to foreign currency, interest rate and pricing exposures that are not designated as hedges.
Unrealized losses of $189 million relate primarily to the mark-to-market movements on our interest rate and cross-currency swaps, as well as fair value changes on currency hedges which do not qualify for hedge accounting.
The prior year losses relate to the valuation of contracts in our financial asset portfolio and foreign exchange contracts that do not qualify for hedge accounting.

2018 MD&A AND FINANCIAL STATEMENTS 35

Impairments and Provisions
Impairments and provisions totaled $309 million. We recognized impairment in our Private Equity segment following a write-down of property, plant and equipment in a Canadian natural gas operation. Additionally, our Brazilian residential business recorded a provision as a result of an ongoing assessment of outstanding claims.
In the prior year, impairments and provisions related primarily to the cost of terminations on condominium sales agreements in our Brazilian residential business, as well as impairment losses in our hospitality assets, timber assets and certain investments in our Private Equity segment.
Income Taxes
We recorded an aggregate income tax recovery of $248 million in 2018, compared to an expense of $613 million in the prior year, including current taxes of $861 million (2017 – $286 million) and a deferred tax recovery of $1.1 billion (2017 – expense of $327 million).
The decrease in income tax expense relates primarily to a lower effective tax rate primarily attributable to (1) an increase in the projected utilization of previously unrecognized loss carryforwards; and (2) changes in the proportion of income in the jurisdictions with different tax rates.
The company recognized additional tax loss carryforwards as a result of higher projected taxable income in our revised business plan that we expect to be able to offset with previously unrecognized loss carryforwards. This resulted in a deferred tax recovery of approximately $700 million which contributed to the 12% reduction to our effective income tax rate.
Our effective income tax rate is different from the Canadian domestic statutory income tax rate due to the following differences:

FOR THE YEARS ENDED DEC. 31	2018	2017	Change
Statutory income tax rate	26%	26%	—%
Increase (reduction) in rate resulting from:
Portion of gains subject to different tax rates	(4)	(5)	1
Change in tax rates and new legislation	(4)	(3)	(1)
International operations subject to different tax rates	(3)	3	(6)
Taxable income attributed to non-controlling interests	(8)	(9)	1
Recognition of deferred tax assets	(12)	(2)	(10)
Non-recognition of the benefit of current year’s tax losses	1	3	(2)
Other	1	(1)	2
Effective income tax rate	(3)%	12%	(15)%
Our income tax provision does not include a number of non-income taxes paid that are recorded elsewhere in our financial statements. For example, a number of our operations in Brazil are required to pay non-recoverable taxes on revenue, which are included in direct costs as opposed to income taxes. In addition, we pay considerable property, payroll and other taxes that represent an important component of the tax base in the jurisdictions in which we operate, which are also predominantly recorded in direct costs.
As an asset manager, many of our operations are held in partially owned “flow through” entities, such as partnerships, and any tax liability is incurred by the investors as opposed to the entity. As a result, while our consolidated earnings includes income attributable to non-controlling ownership interests in these entities, our consolidated tax provision includes only our proportionate share of the associated tax provision of these entities. In other words, we are consolidating all of the net income, but only our share of the associated tax provision. This gave rise to an 8% and 9% reduction in the effective tax rate relative to the statutory tax rate in 2018 and 2017, respectively.
We operate in countries with different tax rates, most of which vary from our domestic statutory rate, and we also benefit from tax incentives introduced in various countries to encourage economic activity. Differences in global tax rates gave rise to a 3% decrease in our effective tax rate, compared to a 3% increase in the prior year. The difference will vary from period to period depending on the relative proportion of income in each country.

36 BROOKFIELD ASSET MANAGEMENT

BALANCE SHEET ANALYSIS
The following table summarizes the statement of financial position of the company as at December 31, 2018, 2017 and 2016:

				Change
AS AT DEC. 31 (MILLIONS)	2018	2017	2016	2018 vs 2017	2017 vs 2016
Assets
Investment properties	$84,309	$56,870	$54,172	$27,439	$2,698
Property, plant and equipment	67,294	53,005	45,346	14,289	7,659
Equity accounted investments	33,647	31,994	24,977	1,653	7,017
Cash and cash equivalents[1]	8,390	5,139	4,299	3,251	840
Accounts receivable and other[1]	16,931	11,973	9,133	4,958	2,840
Intangible assets	18,762	14,242	6,073	4,520	8,169
Goodwill	8,815	5,317	3,783	3,498	1,534
Other assets	18,133	14,180	12,043	3,953	2,137
Total Assets	$256,281	$192,720	$159,826	$63,561	$32,894
Liabilities
Corporate borrowings[1]	$6,409	$5,659	$4,500	$750	$1,159
Non-recourse borrowings of managed entities[1]	111,809	72,730	60,391	39,079	12,339
Other non-current financial liabilities[1]	13,528	10,478	7,759	3,050	2,719
Other liabilities	27,385	23,981	17,488	3,404	6,493
Equity
Preferred equity	4,168	4,192	3,954	(24)	238
Non-controlling interests	67,335	51,628	43,235	15,707	8,393
Common equity	25,647	24,052	22,499	1,595	1,553
Total Equity	97,150	79,872	69,688	17,278	10,184
	$256,281	$192,720	$159,826	$63,561	$32,894

1.	The amounts for the year ended December 31, 2018 have been prepared in accordance with IFRS 9. Prior period amounts have not been restated (refer to Note 2 of the consolidated financial statements).

2018 MD&A AND FINANCIAL STATEMENTS 37

2018 vs. 2017
Consolidated assets at December 31, 2018 were $256.3 billion, an increase of $63.6 billion since December 31, 2017. The increases noted in the table above are largely attributable to $78.6 billion of assets acquired through business combinations, increases in the fair value of our investment properties and property, plant and equipment, and additions to our fixed asset portfolios, including ongoing construction of existing assets and asset purchases. We have summarized below the impact of acquisitions on our consolidated assets and liabilities:

(MILLIONS)	Real Estate	Infrastructure	Private Equity	Renewable Power and Other	Total
Cash and cash equivalents	$1,056	$71	$658	$388	$2,173
Accounts receivable and other	2,247	511	2,267	623	5,648
Inventory	150	23	686	5	864
Equity accounted investments	12,379	15	329	29	12,752
Investment properties	33,024	—	—	—	33,024
Property, plant and equipment	1,748	2,945	4,913	2,970	12,576
Intangible assets	54	3,208	2,942	386	6,590
Goodwill	96	2,905	971	186	4,158
Deferred income tax assets	220	—	38	582	840
Total assets	50,974	9,678	12,804	5,169	78,625
Less:
Accounts payable and other	(2,177)	(591)	(3,657)	(715)	(7,140)
Non-recourse borrowings	(18,218)	(1,484)	(3,669)	(2,023)	(25,394)
Deferred income tax liabilities	(58)	(839)	(156)	(210)	(1,263)
Non-controlling interests[1]	(2,603)	(544)	(512)	(22)	(3,681)
	(23,056)	(3,458)	(7,994)	(2,970)	(37,478)
Net assets acquired	$27,918	$6,220	$4,810	$2,199	$41,147

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition. For certain business combinations in our Private Equity segment, non-controlling interest recognized on business combinations is measured at the proportionate fair value of the total net assets on the date of acquisition.

Further details on business combinations are provided in Note 5 to the consolidated financial statements.
During 2018, we sold $11.1 billion of assets, while the impact of decreasing foreign exchange rates also partially offset the increases described above.
Investment properties consist primarily of the company’s real estate assets. The balance as at December 31, 2018 increased by $27.4 billion, primarily due to:

•
acquisitions of $33.0 billion, including $18.0 billion of investment properties at GGP which were previously reported through equity accounted investments and $9.4 billion through the acquisition of a diversified U.S. REIT with office, multifamily and retail assets. Other notable investments include a U.K. student housing portfolio, office buildings in New York and Chicago, an office park in Mumbai and a mixed-use entertainment complex in Germany;

•	additions of $3.1 billion as we enhanced or expanded numerous properties through capital expenditures; and

•	valuation gains recorded in fair value changes of $1.6 billion, largely within our LP investments portfolio (refer to page 34 for further information); partially offset by

•	the $1.7 billion impact of decreasing foreign exchange rates; and

•
sales or reclassifications of $8.6 billion, including office properties in Toronto and Sydney, 112 storage properties across the U.S., our U.S. logistics portfolio and the reclassification of a number of properties to held for sale, including office properties in the U.S. and Brazil and a mixed-use portfolio in China.

We provide a continuity of investment properties in Note 11 to the consolidated financial statements.

38 BROOKFIELD ASSET MANAGEMENT

Property, plant and equipment increased by $14.3 billion primarily as a result of:

•
acquisitions of $12.6 billion across our operating segments, including one of North America’s leading providers of essential residential energy infrastructure, a western Canadian natural gas gathering and processing business, a service provider to the power generation industry, extended-stay hotels across the U.S., wind and solar assets in Europe and the consolidation of a service provider to the offshore oil production industry that was previously equity accounted;

•
revaluation surplus of $5.6 billion in our Renewable Power segment, primarily attributed to the benefit of the United States tax reform enacted into law in 2017 and the successful integration of key acquisitions into the business; and

•	additions of $2.1 billion primarily related to growth capital expenditures across our operating segments; partially offset by

•	the negative impact of foreign currency translation of $3.0 billion; and

•
sales and depreciation in the period, including the impact of reclassifying $749 million to assets held for sale as part of the expected sale of certain wind and solar assets in non-core regions within our Renewable Power segment.

We provide a continuity of property, plant and equipment in Note 12 to the consolidated financial statements.
The increase of $1.7 billion in equity accounted investments is primarily due to:

•
the $2.5 billion net impact of the GGP transaction, as the consolidation of equity accounted investments held within GGP was partially offset by the derecognition of the carrying value of our investment prior to consolidation;

•
$3.1 billion of other additions or acquisitions through business combinations across our operating segments, including assets acquired as part of the acquisition of a diversified U.S. REIT in the fourth quarter; and

•	our share of comprehensive income of $1.6 billion; partially offset by

•	the sale of our $1.0 billion Chilean electricity transmission business;

•
the reclassification of a service provider to the offshore oil production industry and two entities in our Real Estate and Corporate segments after increasing our ownership, thereby gaining control during the year; and

•	distributions received and returns of capital of $1.9 billion.
Cash and cash equivalents increased by $3.3 billion as at December 31, 2018 compared to the prior year end primarily due to timing of cash flows. For further information, refer to our Consolidated Statements of Cash Flows and to the Review of Consolidated Statements of Cash Flows within Part 4 – Capitalization and Liquidity.
Intangible assets increased by $4.5 billion primarily from new acquisitions completed during the year, particularly a North American residential energy infrastructure business acquired in the fourth quarter in our Infrastructure segment and a service provider to the power generation industry acquired in the third quarter in our Private Equity segment. This was partially offset by amortization during the year of $659 million and the negative impact of foreign currency, which reduced the balance by $1.7 billion.
Goodwill increased by $3.5 billion, primarily from acquisitions of $4.2 billion. Our Infrastructure segment completed many acquisitions during the year that resulted in goodwill, including a residential energy infrastructure business, a Colombian natural gas distribution business, a large-scale data center business and a western Canadian natural gas gathering and processing business. This was partially offset by the negative impact of foreign currency, which reduced the balance by $635 million.
Other assets are comprised of inventory, deferred income tax assets, assets classified as held for sale and other financial assets. The increase of $4.0 billion is primarily a result of:

•	acquisitions completed in the year;

•	$840 million of deferred income tax assets from the recognition of net operating losses that can be used to offset future projected net income; and

•
an increase in assets held for sale of $580 million, primarily attributable to the reclassification of certain wind and solar assets in our Renewable Power segment, as well as a Shanghai property portfolio in our Real Estate segment.

Corporate borrowings increased by $750 million due to $1.1 billion of corporate debt issued during the year, partially offset by the impact of decreasing foreign exchange rates and the absence of draws on the corporate revolving facility.

2018 MD&A AND FINANCIAL STATEMENTS 39

Non-recourse borrowings increased by $39.1 billion primarily due to acquisitions across our businesses, most notably in our Real Estate segment. The balance also increased due to the use of leverage to fund certain recent acquisitions, specifically in our Private Equity segment, and the impact of debt refinancings in various businesses, including our graphite electrode manufacturing business and our Brazilian regulated gas transmission business. These increases were partially offset by the impact of decreasing foreign exchange rates and the repayment of amounts previously drawn on revolving or term bank facilities.
Other non-current financial liabilities consist of our subsidiary equity obligations, non-current accounts payable and other long-term liabilities that are due after one year. The balance increased as a result of liabilities assumed on acquiring businesses during the year.
Refer to Part 4 – Capitalization and Liquidity for more information.
2017 vs. 2016
Consolidated assets as at December 31, 2017 were $192.7 billion, compared to $159.8 billion as at December 31, 2016. Year-over-year increases were primarily due to the impact of acquisitions completed in 2017. In addition, most foreign currency-denominated assets increased as the majority of foreign currencies appreciated against the U.S. dollar.
Investment properties were $2.7 billion higher at the end of 2017 compared to the prior year as the impact of various real estate investments completed during the year, as well as the impact of valuation gains and foreign exchange, was partially offset by numerous asset sales across our core office and LP investments portfolios.
Property, plant and equipment increased by $7.7 billion during 2017. The increase was primarily a result of acquisitions completed during the year, most notably solar and wind assets within our renewable power business. The increase from asset acquisitions was partially offset by depreciation recorded during the year.
Equity accounted investments were $32.0 billion as at December 31, 2017, an increase of $7.0 billion compared to the prior year. The increase was due primarily to $5.3 billion of additions, net of dispositions, related to increases across multiple businesses, including higher ownership of our investment in GGP and increases to our Brazilian toll road portfolio and our North American natural gas transmission business. In 2017, we also reclassified our investment in Norbord to an equity accounted investment. We benefited from comprehensive income of $1.7 billion and $727 million of foreign exchange gains in 2017, partially offset by distributions of $732 million.
The increase in intangible assets of $8.2 billion was due to acquisitions completed in 2017, specifically a Brazilian regulated gas transmission business in our Infrastructure segment and a Brazilian water treatment business in our Private Equity segment.
Corporate borrowings increased by $1.2 billion as the issuance of $1.3 billion of corporate notes and the impact of foreign exchange were partially offset by the repayment of $250 million and C$250 million of corporate notes during the year.
Non-recourse borrowings increased by $12.3 billion from 2016 to 2017, the majority of which relates to debt assumed on acquisitions and increased borrowings to finance these acquisitions.
Other liabilities increased by $6.5 billion primarily due to the impact of recent acquisitions, including deferred income tax liabilities recorded in business combinations where the tax bases of the net assets acquired were lower than their fair values.

40 BROOKFIELD ASSET MANAGEMENT

Equity
The significant variances in common equity and non-controlling interests are discussed below. Preferred equity is discussed in Part 4 of this MD&A.
Common Equity
The following table presents the major contributors to the period-over-period variances for common equity:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Common equity, beginning of year	$24,052	$22,499
Changes in period
Changes in accounting policies	(218)	—
Net income to shareholders	3,584	1,462
Common dividends	(575)	(642)
Preferred dividends	(151)	(145)
Foreign currency translation	(959)	280
Other comprehensive income	1,365	569
Share repurchases, net of issuances and vesting	(359)	(103)
Ownership changes and other	(1,092)	132
	1,595	1,553
Common equity, end of year	$25,647	$24,052
Common equity increased by $1.6 billion to $25.6 billion during 2018. The change includes:

•
a reduction in opening common equity of $218 million to reflect the adjustments required to transition to IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”);

•	net income attributable to shareholders of $3.6 billion;

•
foreign currency translation losses of $959 million as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments weakened relative to the U.S. dollar;

•	other comprehensive income of $1.4 billion relating primarily to the revaluation surplus recorded on revaluing our property, plant and equipment at year end;

•
share repurchases, net of issuances and vesting, of $359 million, which included $388 million paid to repurchase 9.6 million Class A common shares (“Class A shares”), of which $310 million was to fund long-term compensation plans; and

•
ownership changes and other which are primarily related to the dilution loss to reflect our reduced ownership interest in BPY following the GGP privatization, partially offset by gains relating to the partial disposition of our graphite electrode manufacturing business through initial and secondary public offerings in the second and third quarters, respectively.

Non-controlling Interests
Non-controlling interests in our consolidated results primarily consist of third-party interests in BPY, BEP, BIP and BBU, and their consolidated entities as well as co-investors and other participating interests in our consolidated investments as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
Brookfield Property Partners L.P.	$31,580	$19,736
Brookfield Renewable Partners L.P.	12,457	10,139
Brookfield Infrastructure Partners L.P.	12,752	11,376
Brookfield Business Partners L.P.	4,477	4,000
Other participating interests	6,069	6,377
	$67,335	$51,628

2018 MD&A AND FINANCIAL STATEMENTS 41

Non-controlling interests increased by $15.7 billion in 2018 to $67.3 billion, primarily due to:

•
comprehensive income attributable to non-controlling interests which totaled $5.7 billion; this is inclusive of foreign currency translation losses as average foreign currency rates in the jurisdictions where we hold the majority of our non-U.S. dollar investments weakened relative to the U.S. dollar;

•	ownership changes attributable to non-controlling interests of $10.2 billion; and

•	net equity issuances to non-controlling interests totaling $6.7 billion; partially offset by

•	$6.7 billion of distributions to non-controlling interests.
CONSOLIDATION AND FAIR VALUE ACCOUNTING
As a Canadian domiciled public corporation, we report under IFRS, while many of our alternative asset manager peers report under U.S. GAAP. There are many differences between U.S. GAAP and IFRS, but the two principal differences affecting our consolidated financial statements compared to those of our peers are consolidation and fair value accounting.
In particular, U.S. GAAP allows some of our alternative asset manager peers to report their investments at fair value on one line in their balance sheet on a net basis as opposed to consolidating the funds. This approach is not available under IFRS. This can create significant differences in the presentation of our financial statements as compared to our alternative asset manager peers.
Consolidation
Our consolidation conclusions under IFRS may differ from our peers who report under U.S. GAAP for two primary reasons:

•
U.S. GAAP uses a voting interest model or a variable interest model to determine consolidation requirements, depending on the circumstances, whereas IFRS uses a control-based model. We generally have the contractual ability to unilaterally direct the relevant activities of our funds; and

•
we generally invest significant amounts of capital alongside our investors and partners, which, in addition to our customary management fees and incentive fees, means that we earn meaningful returns as a principal investor in addition to our asset management returns compared to a manager who acts solely as an agent.

As a result, in many cases, we control entities in which we hold only a minority economic interest. For example, a Brookfield-sponsored private fund to which we have committed 30% of the capital may acquire 60% of the voting interest in an investee company. The contractual arrangements generally provide us with the irrevocable ability to direct the funds’ activities. Based on these facts, we would control the investment because we exercise decision making power over a controlling interest of that business and our 18% economic interest provides us with exposure to the variable returns of a principal.
All entities that we control are consolidated for financial reporting purposes. As a result, we include 100% of these entities’ revenues and expenses in our Consolidated Statements of Operations, even though a substantial portion of their net income is attributable to non-controlling interests. Furthermore, we include all of the assets and liabilities of these entities in our Consolidated Balance Sheets, and include the portion of equity held by others as non-controlling interests.
Intercompany revenues and expenses between Brookfield and its subsidiaries, such as asset management fees, are eliminated in our Consolidated Statements of Operations; however, these items affect the attribution of net income between shareholders and non-controlling interests. For example, asset management fees paid by our listed partnerships to the Corporation are eliminated from consolidated revenues and expenses. However, as the common shareholders are attributed all of the fee revenues while only attributed their proportionate share of the listed partnerships’ expenses, the amount of net income attributable to common shareholders is increased with a corresponding decrease in net income attributable to non-controlling interests.
Fair Value Accounting
Under U.S. GAAP, many of our alternative asset manager peers account for their funds as investment companies and reflect their investments at fair value.
Under IFRS, as a parent company, we are required to look through our consolidated and equity accounted investments and account for their assets and liabilities under the applicable IFRS guidance. We reflect a large number of assets at fair value, namely our commercial properties, renewable power facilities and certain infrastructure assets which are typically recorded at amortized cost under U.S. GAAP. However, there are other assets that are not subject to fair value accounting under IFRS and are therefore carried at amortized cost, which would be more consistent with U.S. GAAP.

42 BROOKFIELD ASSET MANAGEMENT

Under both IFRS and U.S. GAAP, the value of asset management activities is generally not reflected on the balance sheet despite being material components of the value of these businesses.
For additional details on the valuation approach for the relevant segments, critical assumptions and related sensitivities, refer to Part 5 of this MD&A.
FOREIGN CURRENCY TRANSLATION
Approximately half of our capital is invested in non-U.S. currencies and the cash flows generated from these businesses, as well as our equity, are subject to changes in foreign currency exchange rates. From time to time, we utilize financial contracts to adjust these exposures. The most significant currency exchange rates that impact our business are shown in the following table:

AS AT DEC. 31	Year-End Spot Rate			Change		Average Rate			Change
	2018	2017	2016	2018 vs 2017	2017 vs 2016	2018	2017	2016	2018 vs 2017	2017 vs 2016
Australian dollar	0.7050	0.7809	0.7197	(10)%	9%	0.7475	0.7669	0.7441	(3)%	3%
Brazilian real[1]	3.8745	3.3080	3.2595	(15)%	(1)%	3.6550	3.1928	3.4904	(13)%	9%
British pound	1.2760	1.3521	1.2357	(6)%	9%	1.3350	1.2889	1.3554	4%	(5)%
Canadian dollar	0.7331	0.7953	0.7439	(8)%	7%	0.7718	0.7711	0.7555	—%	2%

1.	Based on U.S. dollar to Brazilian real.
As at December 31, 2018, our IFRS net equity of $25.6 billion was invested in the following currencies: United States dollars – 56% (2017 – 48%); Brazilian reais – 13% (2017 – 17%); British pounds – 12% (2017 – 15%); Canadian dollars – 7% (2017 – 6%); Australian dollars – 6% (2017 – 9%); and other currencies – 6% (2017 – 5%). Currency exchange rates relative to the U.S. dollar at the end of 2018 were lower than December 31, 2017 for all of our significant non-U.S. dollar investments.
The following table disaggregates the impact of foreign currency translation on our equity by the most significant non-U.S. currencies:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	Change
Australian dollar	$(629)	$406	$(1,035)
Brazilian real	(2,162)	(506)	(1,656)
British pound	(539)	768	(1,307)
Canadian dollar	(644)	752	(1,396)
Other	(714)	662	(1,376)
Total cumulative translation adjustments	(4,688)	2,082	(6,770)
Currency hedges[1]	1,365	(1,643)	3,008
Total cumulative translation adjustments net of currency hedges	$(3,323)	$439	$(3,762)
Attributable to:
Shareholders	$(959)	$280	$(1,239)
Non-controlling interests	(2,364)	159	(2,523)
	$(3,323)	$439	$(3,762)

1.	Net of deferred income tax expense of $69 million.
Lower period end rates for our non-U.S. dollar investments, particularly the Brazilian real which decreased 15% from the beginning of the year, reduced our equity, net of currency hedges, by $3.3 billion. Gains on our hedges against the Australian, British and Canadian currencies, for which financial contracts and foreign currency debt are used to reduce exposures, partially offset the foreign currency translation losses. The overall result has been a net decrease in net equity.
For the year ended December 31, 2017, the year-over-year foreign exchange rates relative to the U.S. dollar for our significant currency exposures increased with the exception of the Brazilian real, leading to an increase in net equity of $439 million.
We typically do not hedge our equity in Brazil and other emerging markets due to the high costs associated with these contracts.

2018 MD&A AND FINANCIAL STATEMENTS 43

SUMMARY OF QUARTERLY RESULTS
In the past two years the quarterly variances in revenues are due primarily to acquisitions and dispositions. Variances in net income to shareholders relate primarily to the timing and amount of fair value changes and deferred tax provisions, as well as seasonality and cyclical influences in certain businesses. Changes in ownership have resulted in the consolidation and deconsolidation of revenues from some of our assets, particularly in our real estate and private equity businesses. Other factors include the impact of foreign currency on non-U.S. revenues and net income attributable to non-controlling interests.
Our real estate operations typically generate consistent results on a quarterly basis due to the long-term nature of contractual lease arrangements subject to the intermittent recognition of disposition and lease termination gains. Our retail properties typically experience seasonally higher retail sales during the fourth quarter, and our resort hotels tend to experience higher revenues and costs as a result of increased visits during the first quarter. We fair value our real estate assets on a quarterly basis which results in variations in net income based on changes in the value.
Renewable power hydroelectric operations are seasonal in nature. Generation tends to be higher during the winter rainy season in Brazil and spring thaws in North America; however, this is mitigated to an extent by prices, which tend not to be as strong as they are in the summer and winter seasons due to the more moderate weather conditions and reductions in demand for electricity. Water and wind conditions may also vary from year to year. Our infrastructure operations are generally stable in nature as a result of regulation or long-term sales contracts with our investors, certain of which guarantee minimum volumes.
Revenues and direct costs in our private equity operations vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility may have a significant impact on a number of our businesses, in particular within our industrial operations. For example, seasonality affects our contract drilling and well-servicing operations as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services, the core operating plants business of our service provider to the power generation industry generates the majority of its revenue during the fall and spring, when power plants go offline to perform maintenance and replenish their fuel. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel marketing and road fuel distribution businesses, will generate stronger performance in the second and third quarters. Net income is impacted by periodic gains and losses on acquisitions, monetization and impairments.
Our residential development operations are seasonal in nature and a large portion is correlated with the ongoing U.S. housing recovery and, to a lesser extent, economic conditions in Brazil. Results in these businesses are typically higher in the third and fourth quarters compared to the first half of the year, as weather conditions are more favorable in the latter half of the year which tends to increase construction activity levels.
Our condensed statements of operations for the eight most recent quarters are as follows:

	2018				2017
FOR THE PERIODS ENDED (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues[1]	$16,006	$14,858	$13,276	$12,631	$13,065	$12,276	$9,444	$6,001
Net income	3,028	941	1,664	1,855	2,083	992	958	518
Net income (loss) to shareholders	1,884	163	680	857	1,046	228	225	(37)
Per share
– diluted	$1.87	$0.11	$0.62	$0.84	$1.02	$0.20	$0.19	$(0.08)
– basic	1.91	0.11	0.64	0.85	1.05	0.20	0.20	(0.08)

1.	2017 revenues have not been restated as we adopted IFRS 15 using the modified retrospective method as at January 1, 2018.
The following table shows fair value changes and income taxes for the last eight quarters, as well as their combined impact on net income:

	2018				2017
FOR THE PERIODS ENDED (MILLIONS)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Fair value changes	$257	$132	$833	$572	$280	$132	$213	$(204)
Income taxes	884	(144)	(339)	(153)	(110)	(259)	(119)	(125)
Net impact	$1,141	$(12)	$494	$419	$170	$(127)	$94	$(329)

44 BROOKFIELD ASSET MANAGEMENT

Over the last eight completed quarters, the factors discussed below caused variations in revenues and net income to shareholders on a quarterly basis:

•
The increase in revenues in the fourth quarter of 2018 is due primarily to recent acquisitions, including a full quarter of revenues from GGP following the privatization, as well as the impact of same-store growth across the business. Consolidated net income is higher than prior period due to gains on sales of businesses, fair value valuation gains on investment properties and a deferred tax recovery in our Corporate segment. These increases were partially offset by higher interest expense from new borrowings to fund acquisitions and debts assumed from acquired businesses.

•
Revenues increased in the third quarter primarily due to recent acquisitions across all segments, including the privatization of GGP, and same-store growth, in particular improved pricing at our graphite electrode manufacturing business. Higher interest and depreciation expenses associated with recent acquisitions, and the recognition of a deferred tax expense associated with the GGP privatization, more than offset the increase in revenues.

•
The increase in revenues in the second quarter of 2018 is primarily attributable to recent acquisitions, additional home closings in our North American residential business and improved pricing at our graphite electrodes manufacturing business. Increases in direct costs offset these changes in revenue. While net income also benefited from strong performance at Norbord and valuation and transaction-related gains in our Real Estate segment, results were more than offset by higher income tax expenses and the absence of a one-time gain recognized on the sale of a business in the first quarter.

•
In the first quarter of 2018, revenues decreased due to the seasonality of our residential homebuilding and construction services businesses, partially offset by a full quarter of revenues contributed by recent acquisitions in our Renewable Power segment. Net income benefited from investment property valuation gains and other fair value gains recognized in the current quarter.

•
The increase in revenues in the fourth quarter of 2017 is attributable to same-store growth in existing operations across our business and acquisitions throughout the year. Net income benefited from gains from the sale of the European logistics company and from a change in basis of accounting for Norbord.

•
Revenues in the third quarter of 2017 increased as a result of incremental contributions from acquisitions made partway through the second quarter of 2017, as described below, that have now contributed to a full quarter. Current quarter acquisitions also added to the increase, namely the acquisition of a fuel marketing business in our Private Equity segment. Results were partially offset by higher income tax expenses in the quarter.

•
The overall increase in results in the second quarter of 2017 is predominantly attributable to acquisitions completed in the quarter, including the regulated gas transmission operation and the leading water treatment business, both in Brazil and the U.K. road fuel distribution business.

•
In the first quarter of 2017, we recorded fair value losses, predominantly driven by mark-to-market losses on the GGP warrants, as well as decreases in valuations in our core office portfolio. Revenue declined from the prior quarter due to seasonality in the residential business.

2018 MD&A AND FINANCIAL STATEMENTS 45

CORPORATE DIVIDENDS
The dividends paid by Brookfield on outstanding securities during the past three years are summarized in the following table:

	Distribution per Security
	2018	2017	2016
Class A and B1 Limited Voting Shares (“Class A and B shares”)	$0.60	$0.56	$0.52
Special distribution to Class A and B shares[2,3]	—	0.11	0.45
Class A Preferred Shares
Series 2	0.48	0.39	0.36
Series 4	0.48	0.39	0.36
Series 8	0.68	0.55	0.48
Series 9	0.53	0.53	0.75
Series 13	0.48	0.39	0.36
Series 14[4]	—	—	0.11
Series 15	0.40	0.28	0.23
Series 17	0.92	0.92	0.90
Series 18	0.92	0.92	0.90
Series 24[5]	0.58	0.58	0.80
Series 25[5]	0.68	0.56	0.27
Series 26[6]	0.67	0.72	0.85
Series 28[7]	0.53	0.70	0.87
Series 30[8]	0.90	0.93	0.90
Series 32[9]	0.89	0.87	0.85
Series 34	0.81	0.81	0.80
Series 36	0.94	0.94	0.92
Series 37	0.95	0.95	0.92
Series 38	0.85	0.85	0.83
Series 40	0.87	0.87	0.85
Series 42	0.87	0.87	0.85
Series 44	0.96	0.97	0.94
Series 46[10]	0.93	1.03	—
Series 48[11]	0.92	0.28	—

1.	Class B Limited Voting Shares (“Class B shares”).

2.	Distribution of one common share of Trisura Group Ltd. for every 170 Class A Shares and Class B Shares held as of the close of business of June 1, 2017.

3.	Distribution of a 20.7% interest in Brookfield Business Partners on June 20, 2016, based on IFRS values.

4.	Redeemed March 1, 2016.

5.	1,533,133 shares were converted from Series 24 to Series 25 on July 1, 2016.

6.	Dividend rate reset commenced March 31, 2017.

7.	Dividend rate reset commenced June 30, 2017.

8.	Dividend rate reset commenced December 31, 2017.

9.	Dividend rate reset commenced September 30, 2018.

10.	Issued November 18, 2016.

11.	Issued September 13, 2017.
Dividends on the Class A and B shares are declared in U.S. dollars whereas Class A Preferred share dividends are declared in Canadian dollars.

46 BROOKFIELD ASSET MANAGEMENT

PART 3 – OPERATING SEGMENT RESULTS
BASIS OF PRESENTATION
How We Measure and Report Our Operating Segments
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest1 which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains1 included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.

1.	See definition in Glossary of Terms beginning on page 108.

2018 MD&A AND FINANCIAL STATEMENTS 47

SUMMARY OF RESULTS BY OPERATING SEGMENT
The following table presents revenues, FFO and common equity by segment on a year-over-year basis for comparative purposes:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues[1]			FFO[2]			Common Equity
	2018	2017	Change	2018	2017	Change	2018	2017	Change
Asset Management	$1,947	$1,467	$480	$1,317	$970	$347	$328	$312	$16
Real Estate	8,116	6,862	1,254	1,786	2,004	(218)	17,423	16,725	698
Renewable Power	3,762	2,788	974	328	270	58	5,302	4,944	358
Infrastructure	5,018	3,871	1,147	602	345	257	2,887	2,834	53
Private Equity	37,270	24,577	12,693	795	333	462	4,279	4,215	64
Residential Development	2,683	2,447	236	49	34	15	2,606	2,915	(309)
Corporate Activities	188	362	(174)	(476)	(146)	(330)	(7,178)	(7,893)	715
Total	$58,984	$42,374	$16,610	$4,401	$3,810	$591	$25,647	$24,052	$1,595

1.	Revenues include inter-segment revenues which are adjusted to arrive at external revenues for IFRS purposes. Please refer to Note 3(c) of the consolidated financial statements.

2.	Total FFO is a non-IFRS measure – see definition in Glossary of Terms beginning on page 108.
Total revenues and FFO were $59.0 billion and $4.4 billion in 2018 compared to $42.4 billion and $3.8 billion in the prior year, respectively. FFO includes realized disposition gains of $1.5 billion in 2018 compared to $1.3 billion in the prior year.
Revenues increased by $16.6 billion to $59.0 billion in the year, primarily as a result of:

•
recent acquisitions across all business groups, in particular a road fuel distribution business and a service provider to the power generation industry in our Private Equity segment; the step-up acquisition of GGP in our Real Estate segment; a Colombian gas commercialization and distribution business and one of North America’s leading providers of essential residential energy infrastructure in our Infrastructure segment; and portfolios of wind and solar assets in our Renewable Power segment; and

•	same-store growth, including the impact of improved pricing in our graphite electrode manufacturing business and same-property leasing growth in our core office properties; partially offset by

•
the absence of revenues from Norbord which was consolidated up until the fourth quarter of 2017 at which time we sold a partial interest and therefore no longer hold a controlling interest in the business.

FFO excluding disposition gains increased by $391 million from the prior year primarily due to:

•	continued expansion of our asset management activities, with significant increases in fee bearing capital resulting in higher management fees;

•	strong market performance by BBU resulting in higher performance fees earned; and

•	contributions from recent acquisitions and same-store growth as described above; partially offset by

•	the impact of foreign exchange.
We recorded realized disposition gains in 2018 across all our operating segments. In our real estate business, we monetized mature core office properties, sold core retail assets prior to the privatization of GGP and began to sell holdings in our first flagship opportunistic fund resulting in gains of $939 million. In our Private Equity segment, we realized gains on the partial sell-down of our graphite electrode manufacturing business through an IPO, secondary offering and share buyback. The sale of our Chilean electricity transmission business resulted in gains of $244 million for our Infrastructure segment while in our Renewable Power segment, gains of $38 million included the sale of a partial interest in certain of our Canadian hydroelectric assets.
Common equity increased by $1.6 billion to $25.6 billion due to contributions from earnings across our businesses and increases in the fair value of our operating assets, particularly in our renewable power business, partially offset by the impact of unfavorable foreign exchange rates and ownership changes on the privatization of GGP.
Further details on segment revenues, FFO and common equity are discussed in the following sections.

48 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
We manage $138 billion of fee bearing capital, including $70 billion in private funds, $54 billion in listed partnerships and $13 billion within our public securities group. We earn recurring long-term fee revenues from this fee bearing capital, in the form of:

◦
Long-term, diversified base management fee revenues from third party capital in our closed-end and long-life funds and perpetual fee revenues based on the total capitalization of our listed partnerships;

◦	Incentive distributions from BIP, BEP and BPY, all of which have exceeded pre-determined thresholds; and

◦	Performance fees, linked to the unit price performance of BBU and other transaction and advisory fees.

•
Included within our private fund fee bearing capital is $58 billion of carry eligible capital. We earn carried interest from this capital when fund performance achieves its preferred return, allowing us to receive a portion of fund profits returned to investors. We recognize this carried interest once it is no longer subject to claw-back.

Fee Bearing Capital[1] AS AT DEC. 31 (BILLIONS)	Fee Related Earnings[1] FOR THE YEARS ENDED DEC. 31 (MILLIONS)

Carry Eligible Capital[1] AS AT DEC. 31 (BILLIONS)	Accumulated Unrealized Carried Interest[1] AS AT DEC. 31 (MILLIONS)

1.	See definition in Glossary of Terms beginning on page 108.

2018 MD&A AND FINANCIAL STATEMENTS 49

Five-Year Review
Asset Management FFO has increased over the past five years primarily as a result of steady growth in fee bearing capital from increased market capitalization of our listed partnerships and growing private fund capital. This has contributed to higher base fees and a corresponding increase in Asset Management FFO. In particular, our private fund fee bearing capital significantly increased in 2016 and 2018 as we closed record levels of private fund capital. Higher FFO and distribution levels at our listed partnerships further contributed to increases in fee related revenues year over year.
Our accumulated unrealized carried interest has increased each of the past five-years due to the private fund fee bearing capital growth discussed above and as a result of the investment performance in many of our funds, which have recently entered the carry generation phase of their fund lives. We participate in the favorable investment performance of our private funds in the form of carried interest, and will recognize a growing amount of realized carried interest into FFO and net income as our earlier vintage funds begin to monetize investments and return significant capital to investors.
Outlook and Growth Initiatives
Real assets and alternatives continue to provide an attractive investment opportunity to institutional and high net worth investors. In periods when stock equity values are high, real assets provide diversification as they have demonstrated the ability to retain their value across cycles. These asset classes also provide investors with alternatives to fixed income investments by providing a strong yield profile. Institutional investors, in particular pension funds, must earn and generate returns to meet their long-term obligations while protecting their capital. As a result, inflows to alternative asset managers are continuing to grow and managers are focused on new product development to meet this demand.
We currently have eight funds in the market. Funds in the market include our fifth flagship private equity fund, our fourth flagship infrastructure fund and a European infrastructure debt fund, along with five long-life funds focused on real estate and infrastructure assets across multiple geographies. We continue to develop additional products in response to investor demand. In March 2019, we announced the agreement to acquire a 62% ownership in Oaktree Capital Management (“Oaktree”), a leading global alternative investment management firm with expertise in credit strategies. The successful completion of this acquisition will allow our shareholders access to increasingly diversified fee streams and will expand the product offerings available to our private fund investors.
Separate from the acquisition of Oaktree, we continue to expand our investor base bringing our total private fund investors to more than 600 following the successful final close of our third flagship real estate fund. This fund was our largest to date at $15 billion and included $2 billion from high net worth investors. We continue to advance our fundraising efforts in the high net worth space and raised $3 billion through multiple channels in 2018 and the start of 2019.
Operations
Private Funds ($70 billion of fee bearing capital)

•
We manage our fee bearing capital through 42 active private funds across our major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core, core plus and credit long-life funds. These are primarily invested in the equity of private companies, although in certain cases, are invested in publicly traded equities. Our credit strategies invest in debt of companies in our areas of focus.

•
We refer to our largest private fund series as our flagship funds. We have flagship funds within each of our major asset classes: Real Estate (BSREP series), Infrastructure (BIF series, which includes infrastructure and renewable power investments) and Private Equity (BCP series).

•	Closed-end private fund capital is typically committed for 10 years from the inception of the fund with two one-year extension options.

•	Long-life private funds are perpetual vehicles that are able to continually raise capital as new investments arise.

•
We are compensated for managing these private funds through base management fees, which are generally determined on committed capital during the investment period and invested capital thereafter. We are entitled to receive carried interest on these funds, which represents a portion of fund profits above a preferred return to investors.

Listed Partnerships ($54 billion of fee bearing capital)

•	We manage fee bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU, TERP and Acadian.

•
We are compensated for managing these entities through (i) base management fees, which are primarily determined by the market capitalization of these entities; and (ii) incentive distributions or performance fees.

50 BROOKFIELD ASSET MANAGEMENT

•
Incentive distributions for BPY, BEP, BIP, TERP and Acadian are a portion of the increases in distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above an escalating threshold.

Public Securities ($13 billion of fee bearing capital)

•	We manage our fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

•	We act as advisor and sub-advisor, earning both base and performance fees.
Fee Bearing Capital
The following table summarizes fee bearing capital:

AS AT DEC. 31 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total 2018	Total 2017
Real estate	$33,737	$19,916	$—	$53,653	$41,636
Renewable power	7,595	13,824	—	21,419	23,930
Infrastructure	17,766	15,946	—	33,712	38,751
Private equity	10,714	4,653	—	15,367	8,618
Diversified	—	—	13,377	13,377	12,655
December 31, 2018	$69,812	$54,339	$13,377	$137,528	n/a
December 31, 2017	$52,375	$60,560	$12,655	n/a	$125,590
Fee bearing capital increased by $11.9 billion during the year. The principal changes are set out in the following table:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Private Funds	Listed Partnerships	Public Securities	Total
Balance, December 31, 2017	$52,375	$60,560	$12,655	$125,590
Inflows	21,832	8,660	4,458	34,950
Outflows	—	—	(6,045)	(6,045)
Distributions	(4,035)	(4,422)	—	(8,457)
Market valuation	247	(9,970)	(1,716)	(11,439)
Other	(607)	(489)	4,025	2,929
Change	17,437	(6,221)	722	11,938
Balance, December 31, 2018	$69,812	$54,339	$13,377	$137,528
Private fund capital increased by $17.4 billion, primarily due to:

•
$21.8 billion of inflows, including $8.2 billion of commitments to our third flagship real estate fund, $4.2 billion to our fifth flagship private equity funds, $2.1 billion to our long-life strategies and $1.2 billion to our other credit and multifamily strategies, as well as $6.1 billion to co-investments; partially offset by

•	$4.0 billion of distributions and capital returned during the year.
Listed partnership capital decreased by $6.2 billion, due to:

•
$8.7 billion of inflows, including $5.7 billion related to the BPY and BPR capital issued as a result of the GGP privatization (BAM is entitled to earn incentive distributions on the units issued as part of the transaction effective on the closing date but has agreed to a one-year management fee holiday on this capital). Additional inflows included $3.0 billion of debt and/or preferred equity issued at BIP, BEP and BPY; more than offset by

•	$4.4 billion of distributions to unitholders; and

•
lower unit prices across each of the listed partnerships, which were impacted by market volatility late in 2018 (unit prices improved in early 2019 as markets recovered from the declines seen in December).

2018 MD&A AND FINANCIAL STATEMENTS 51

Public securities capital increased by $722 million, due to:

•
$4.5 billion of inflows, including $1.0 billion in new managed accounts and subscriptions into our energy and real estate mutual funds, as well as additional inflows from retail and institutional investors; and

•	$4.0 billion due to the acquisition of an energy and infrastructure investment advisor; partially offset by

•	$6.0 billion of redemptions, including investor reallocations out of infrastructure funds due in part to recent volatility within the infrastructure market; and

•	$1.7 billion decrease in market value of investments across our public securities funds due to market volatility noted above.
Carry Eligible Capital
Carry eligible capital increased during the year to $58.3 billion as at December 31, 2018 (December 31, 2017 – $42.4 billion). This includes an increase of $19.0 billion from commitments to new carry eligible funds, partially offset by capital that was returned to investors following asset dispositions.
As at December 31, 2018, $36.4 billion of carry eligible capital has already been deployed (December 31, 2017 – $24.2 billion). This capital is either currently earning carried interest or will begin earning carried interest once its related funds have reached their preferred return threshold. There is currently an additional $21.9 billion of uncalled fund commitments that will begin to earn carried interest once the capital is deployed and fund preferred returns are met (December 31, 2017 – $18.2 billion).
Operating Results
Asset management FFO includes fee related earnings and realized carried interest earned by us in respect of capital managed for investors, including the capital invested by us in the listed partnerships. This is representative of how we manage the business and measures the returns from our asset management activities.
To facilitate analysis, the following table disaggregates our Asset Management segment revenues and FFO into fee related earnings, realized carried interest, net, as these are the measures that we use to analyze the performance of the Asset Management segment. We also analyze unrealized carried interest, net1, to provide insight into the value our investments have created in the period.
We have provided additional detail, where referenced, to explain significant variances from the prior period.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO
	Ref	2018	2017	2018	2017
Fee related earnings	i	$1,693	$1,368	$1,129	$896
Realized carried interest	ii	254	99	188	74
Asset Management FFO		$1,947	$1,467	$1,317	$970

Unrealized carried interest
Generated				$802	$1,279
Foreign exchange				(141)	1
				661	1,280
Less: direct costs				(171)	(352)
Unrealized carried interest, net	iii			$490	$928

1.	See definition in Glossary of Terms beginning on page 108.

52 BROOKFIELD ASSET MANAGEMENT

i.    Fee Related Earnings

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Fee revenues
Base management fees	$1,195	$1,048
Incentive distributions	206	151
Performance fees	278	142
Transaction and advisory fees	14	27
	1,693	1,368
Direct costs and other	(564)	(472)
Fee related earnings	$1,129	$896
Fee related earnings increased by $233 million from the prior year as a result of commitments to new private funds, increased performance fees and higher incentive distributions. The increases were partially offset by the absence of one-time advisory fees earned in the prior year relating to co-investments.

•	Base management fees of $1.2 billion in the year include fees earned from our private funds, listed partnerships and public securities businesses. The increase of $147 million is due to:

◦	$133 million increase in private funds fees due to capital raised during late 2017 and 2018; and

◦	$32 million of public securities fee revenues from an energy and infrastructure investment advisor acquired in the first quarter of 2018; partially offset by

◦	$18 million decline in listed partnership fees due to lower unit prices across the listed partnerships.

•
Incentive distributions from BIP, BEP and BPY increased by $55 million to $206 million, a 36% increase from 2017. The growth represents our share as manager of increases in per unit distributions by BIP, BEP and BPY of 8%, 5% and 7%, respectively, as well as the impact of equity issued by BIP and BEP.

•
Performance fees of $278 million represent fees earned from BBU and are calculated on an escalating threshold as 20% of the quarterly average unit price over the previous threshold. The current threshold is $41.96.

•
Direct costs and other consist primarily of employee expenses and professional fees, as well as business related technology costs and other shared services. Direct costs increased by $92 million year over year as we continue to build out our organization to manage the aforementioned growth in fee bearing capital.

The margin on our fee related earnings, excluding the impact of BBU performance fee, and transaction and advisory fees, was 60% in the current year compared to 61% in the prior year.
ii.    Realized Carried Interest
We realize carried interest when a fund’s cumulative returns are in excess of preferred returns and are no longer subject to future investment performance (e.g. subject to “clawback”). During the year, we realized $188 million of carried interest, net of direct costs (2017 – $74 million). Our first flagship real estate fund exceeded its preferred return after distributing the earnings from the sale of our U.S. logistics business during the fourth quarter. Our fourth private equity fund exceeded its preferred return after distributing proceeds from the partial sell down of our position in our graphite electrode manufacturing business and the sale of our Australian energy business during the year. We also earned carried interest in the year from dispositions within our real estate credit and multifamily funds.
We provide supplemental information and analysis below on the estimated amount of unrealized carried interest (see section iii) that has accumulated based on fund performance up to the date of the financial statements.

2018 MD&A AND FINANCIAL STATEMENTS 53

iii.    Unrealized Carried Interest
The amounts of accumulated unrealized carried interest and associated costs are not included in our Consolidated Balance Sheets or Consolidated Statements of Operations as they are still subject to clawback. These amounts are shown in the following table:

	2018			2017
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Unrealized Carried Interest	Direct Costs	Net	Unrealized Carried Interest	Direct Costs	Net
Accumulated unrealized, beginning of year	$2,079	$(649)	$1,430	$898	$(322)	$576
In-period change
Unrealized in period	802	(202)	600	1,279	(348)	931
Foreign currency revaluation	(141)	31	(110)	1	(4)	(3)
	661	(171)	490	1,280	(352)	928
Less: realized	(254)	66	(188)	(99)	25	(74)
	407	(105)	302	1,181	(327)	854
Accumulated unrealized, end of year	$2,486	$(754)	$1,732	$2,079	$(649)	$1,430
Favorable investment performance in our private funds generated $802 million of unrealized carried interest during the year. This was partially offset by $141 million of foreign exchange losses which was largely due to the depreciation of South American currencies relating to assets within our real estate and infrastructure funds.
Accumulated unrealized carried interest totaled $2.5 billion at December 31, 2018. We estimate that approximately $754 million of associated costs will arise on the realization of the amounts accumulated to date, predominantly associated with employee long-term incentive plans and taxes. We expect to recognize $1.6 billion of this carry, before costs, within the next three years. Recognition of this carried interest is dependent on future investment performance.

54 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
We own and operate real estate assets primarily through a 54% (51% fully diluted) economic ownership interest in BPY and a 27.5% interest in a portfolio of operating and development assets in New York.

•	BPY is listed on the Nasdaq and Toronto Stock Exchange and had a market capitalization of $17.1 billion as at December 31, 2018.

•	BPY owns real estate assets directly as well as through private funds that we manage.
Operations
Core Office

•	We own interests in and operate Class A office assets in gateway markets around the globe, consisting of 142 premier properties totaling 96 million square feet of office space.

•	The properties are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin.

•	We also develop properties on a selective basis; active development projects consist of seven office and eight multifamily sites, totaling 10 million square feet.
Core Retail

•	We own interests in and operate 124 best-in-class malls and urban retail properties in the United States, totaling 121 million square feet.

•	Our portfolio consists of 100 of the top 500 malls in the United States.

•	Our retail mall portfolio has a development and redevelopment pipeline that exceeds $1 billion of development costs on a proportionate basis.
LP Investments

•
We own and operate global portfolios of real estate investments through our opportunistic real estate funds, which are targeted to achieve higher returns than our core office and core retail portfolios.

•	We invest in mispriced portfolios and/or properties with significant value-add opportunities.

•
Our LP Investments portfolios consist of high-quality assets with operational upside across the multifamily, triple net lease, hospitality, office, retail, mixed-use, self-storage, manufactured housing and student housing sectors.

2018 MD&A AND FINANCIAL STATEMENTS 55

Outlook and Growth Initiatives
Our real estate group remains focused on increasing the value of our properties through proactive leasing and select redevelopment initiatives, as well as recycling capital from mature properties, primarily core office assets, to fund new higher yielding investments, particularly in our LP Investments real estate business. Our $6.6 billion capital backlog gives us the opportunity to deploy additional capital throughout our portfolio for planned capital expansion that should continue to increase earnings for the next several years as these projects are completed. Our development track record reflects on-time and on-budget completions. This includes development projects in progress across our premier office buildings, retail malls and mixed-use complexes located primarily in North America and Europe.
In our core retail operations, we are focused on operating and developing high-quality shopping centers as these destinations continue to provide an attractive physical location for retailers and continue to demonstrate meaningful outperformance, relative to lower tier malls, despite a changing retail landscape.
In our LP Investments operations, we will continue to acquire high-quality properties through our global opportunistic private funds as these generally produce higher returns relative to core strategies. These funds have a wide scope in terms of real estate asset classes and geographic reach. We target an average gross 20% total return in our portfolio and a 2.0x multiple of capital on the equity that we invest into these vehicles. These investments have a defined hold period and typically generate the majority of profits from gains recognized from realization events, including the sale of an asset or portfolio of assets, or exit of the entire investment. Funding for these transactions will continue to include proceeds from asset sales as part of our capital recycling program.
Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Real Estate segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Property Partners
Equity units[1]	i	$7,164	$6,012	$736	$668	$15,160	$15,388
Preferred shares		64	76	64	76	435	1,265
		7,228	6,088	800	744	15,595	16,653
Other real estate investments		888	774	47	36	1,828	72
Realized disposition gains	ii	—	—	939	1,224	—	—
		$8,116	$6,862	$1,786	$2,004	$17,423	$16,725

1.
Brookfield’s equity units in BPY consist of 432.6 million redemption-exchange units, 81.7 million Class A limited partnership units, 4.8 million special limited partnership units, 0.1 million general partnership units, and 3.0 million BPR Class A shares, together representing an effective economic interest[2] of 54% of BPY.

2.	See “Economic ownership interest” in the Glossary of Terms beginning on page 108.

56 BROOKFIELD ASSET MANAGEMENT

The following transactions had a significant impact on BPY’s results:

•	On August 28, 2018, BPY completed the privatization of GGP, previously a 34%-owned equity accounted investment, and began consolidating its results.

◦
A new publicly traded entity, BPR, was formed and issued 161 million BPR Class A shares to former GGP shareholders as consideration. As BPR shareholders are entitled to an economic return equivalent to that of BPY unitholders, BPR Class A shares are treated as a separate class of BPY equity.

◦
Consideration paid to GGP’s shareholders also included 88 million newly issued BPY LP units. In addition, BAM acquired 21 million BPY LP units on conversion of its $500 million Class C preferred shares. As a result of these transactions, BAM’s effective ownership of BPY was reduced from 69% to 53%.

◦
BPR’s results are included in BPY’s core retail operations. For the first eight months of the year, BPY picked-up its 34% share of GGP’s results and we reported our 69% share of BPY’s FFO. Beginning in September, BPR is incorporated into BPY’s consolidated results. After accounting for the impact of BAM’s purchases of BPY shares in the fourth quarter, we now own 54% of the combined entity.

•
During the second half of the year, BPY sold 27.5% of its interest in a portfolio of operating and development assets in New York to BAM for net cash proceeds of $1.4 billion. We expect to syndicate out our interest to third-party investors in the near term. Our share of this portfolio of assets’ FFO and common equity are included in “other real estate investments.”

Revenues and FFO, prior to disposition gains, from our real estate operations increased by $1.3 billion and $67 million, respectively. These changes are primarily attributable to:

•	the aforementioned privatization of GGP, previously an equity-accounted investment. BPR’s results are included in BPY’s consolidated results beginning August 28th; and

•	same-property growth throughout our portfolio; partially offset by

•	the absence of revenues and FFO from assets sold in the year; and

•	incremental one-time contributions in the prior year from settlement gains related to historic legal disputes and ancillary revenue from condominium sales.
Refer below for a detailed analysis of disposition gains.
i.    Brookfield Property Partners
The following table disaggregates BPY’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Core office	$608	$592
Core retail	651	515
LP Investments[1]	330	335
Corporate[1]	(410)	(425)
Attributable to unitholders	1,179	1,017
Non-controlling interests	(444)	(322)
Segment reallocation and other[2]	1	(27)
Brookfield’s interest	$736	$668

1.	BPY realigned its segments during the year. Comparative figures have been restated to conform with the new segment presentation.

2.	Reflects fee related earnings and net carried interest reclassified to the Asset Management segment as well as current taxes related to disposition gains.
BPY’s FFO for 2018 was $1.2 billion, of which our share was $736 million, compared to $668 million in the prior year.
Core Office
FFO increased by $16 million to $608 million. Included in prior year results are one-time gains on legal settlement claims for a total of $60 million, while in the current year, FFO benefited from an increase in lease termination income and fees earned from third parties.

2018 MD&A AND FINANCIAL STATEMENTS 57

Excluding these results, FFO increased by $69 million, primarily due to same-property growth as a result of strong leasing activity, primarily in New York, Toronto and Sydney, resulting in an increase in occupancy rates from 91.2% in the prior year to 92.7%. These gains were partially offset by the absence of FFO from assets sold in the year as we continue to recycle capital out of core, stable assets into higher-yielding opportunistic investments.
Core Retail
FFO increased by $136 million from the prior year to $651 million. The prior year results included one-time gains from condominium sales related to ancillary developments and lease termination income. Excluding these gains, FFO increased by $162 million as a result of:

•	the incremental contributions from BPR on a consolidated basis beginning August 28th, after the aforementioned privatization of GGP; partially offset by

•	the absence of FFO from properties sold, which were greater than the incremental contributions from businesses acquired in the year.
LP Investments
BPY’s share of the FFO from its LP investments was largely in line with prior year as:

•
the absence of FFO from assets sold, namely the sale of our European logistics portfolio in the fourth quarter of 2017 and a portfolio of self-storage properties in the third quarter of 2018; was partially offset by

•	income earned on the sales of merchant build assets in our multifamily portfolio; and

•	same-property growth at existing portfolio assets.
Recent acquisitions and dispositions have been further discussed on pages 33 and 34.
Corporate
BPY’s corporate expenses include interest expense, management fees and other costs. Corporate expenses of $410 million decreased from the prior year due to lower management fees as a result of a lower average capitalization value during the year, partially offset by higher interest expense.

ii.	Realized Disposition Gains
Realized disposition gains of $939 million relate to sales of properties across our portfolios. Most significantly, we sold:

•	interests in certain core retail properties to joint-venture partners for realized gains of $246 million prior to the privatization of GGP in the third quarter;

•
full or partial interests of a number of core office properties throughout Canada, U.S. and Australia, for a total of $410 million, including the sale of 50% of a building in downtown Toronto for $161 million and our interest in an office property in Denver for a $73 million net gain; and

•	numerous LP investments, including our interest in a U.S. logistics portfolio for realized gains of $135 million and a portfolio of self-storage assets for gains of $36 million.
Prior year disposition gains of $1.2 billion relate primarily to the sale an office building in midtown Manhattan, our European logistics portfolio and the partial sale of an office building in London.
Common Equity
Common equity in our Real Estate segment increased to $17.4 billion as at December 31, 2018 from $16.7 billion as at December 31, 2017. Positive contributions from FFO and valuation gains on investment properties were partially offset by distributions paid during the year. In addition, the above-noted significant transactions impacted our common equity. Specifically:

•
the acquisition of our 27.5% interest in a portfolio of operating and development assets in New York added $1.4 billion to the period end common equity in the directly held investments; partially offset by

•	attribution of a portion of our common equity to non-controlling interests resulting from a dilution loss on the change in our effective ownership of BPY to 54%.

58 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
We own and operate renewable power assets primarily through a 61% ownership interest in BEP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $8.1 billion at December 31, 2018.

•	BEP owns one of the world’s largest publicly traded renewable power portfolios.
Operations
Hydroelectric

•
We own, operate and invest in 218 hydroelectric generating stations on 82 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 7,906 megawatts (“MW”) of installed capacity and long-term average (“LTA”)[1] generation of 20,033 gigawatt hours (“GWh”) on a proportionate basis.

Wind

•	Our wind operations include 106 wind facilities globally with 4,448 MW of installed capacity and LTA generation of 5,372 GWh on a proportionate basis.
Solar

•	Our solar operations include 545 solar facilities globally with 1,787 MW of installed capacity and 974 GWh of LTA generation on a proportionate basis.
Storage

•	Our storage operations have 2,698 MW of installed capacity at four pumped storage facilities in North America and Europe.
Energy Contracts

•
We purchase a portion of BEP’s power generated in North America (predominantly in New York) pursuant to a long-term contract at predetermined prices, thereby increasing the stability of BEP’s revenue profile.

•
We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases or decreases in power prices.

•
We substantially transferred our North American energy marketing function (formerly Brookfield Energy Marketing Inc., or BEMI) to BEP on October 31, 2018 along with our long-term power contract in Ontario. BEP will assume all the benefits of the contract, some of which previously accrued to us. This transfer was paid for by a reduction of the price paid to BEP on the New York contract which we continue to hold. Under the New York contract, we are required to purchase power that BEP generates at certain of its New York assets at a fixed price. Based on LTA, we will purchase approximately 3,600 GWh of power each year. The fixed price that we are required to pay BEP will gradually step down over time resulting in an approximate $20/MWh reduction by 2026 until the contract expiry in 2046. Refer to Part 5 of this MD&A for additional information.

1.	See definition in Glossary of Terms beginning on page 108.

2018 MD&A AND FINANCIAL STATEMENTS 59

Outlook and Growth Initiatives
Revenues in our Renewable Power segment are 87% contracted over an average contract term of 14 years, on a proportionate basis, with pricing that is inflation linked. Combining this with a stable cost profile, we are able to achieve consistent growth year over year within our existing business. In addition, we consistently identify capital development projects that enable us to put capital to work to provide an additional source of same-store growth. Our development pipeline represents over 8,000 MW of potential capacity globally, of which 151 MW are currently under construction or in late stage of development that we expect to contribute an incremental $15 million to BEP’s FFO when commissioned. We also have a strong track record of adding to our renewable power business through acquisitions and will continue to seek out these opportunities.
We believe that the growing global demand for low-carbon energy will lead to continued growth opportunities for us in the future. In 2019, we intend to remain focused on progressing our key priorities including on surfacing margin expansion opportunities, progressing our development pipeline and assessing select contracting opportunities across the portfolio. We believe the investment environment for renewable power remains favorable and we expect to continue to advance our pipeline of opportunities.
Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Renewable Power segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Renewable Partners[1]	i	$3,864	$2,826	$381	$336	$4,749	$4,143
Energy contracts[2]	ii	(102)	(38)	(91)	(76)	553	801
Realized disposition gains	iii	—	—	38	10	—	—
		$3,762	$2,788	$328	$270	$5,302	$4,944

1.
Brookfield’s interest in BEP consists of 129.7 million redemption-exchange units, 56.1 million Class A limited partnership units and 2.7 million general partnership units; together representing an economic interest of 61% of BEP. Segment revenues at BEP include $840 million (2017 – $147 million) revenue from TERP.

2.	Known as Brookfield Energy Marketing prior to the internalization of the function by BEP effective October 31, 2018. Refer to Reference ii below for more information.
Compared to the prior year, revenues and FFO generated by our renewable power operations increased by $974 million and $58 million, respectively. Contributions from recent acquisitions, favorable price increases and cost reductions were partially offset by lower generation across same-store assets compared to the prior year which benefited from above average generation.

60 BROOKFIELD ASSET MANAGEMENT

i.	Brookfield Renewable Partners
The following table disaggregates BEP’s generation and FFO by business line to facilitate analysis of the year-over-year variances in FFO:

	Actual Generation (GWh)[1]		Long-Term Average (GWh)[1]		FFO
FOR THE YEARS ENDED DEC. 31 (GIGAWATT HOURS AND $ MILLIONS)	2018	2017	2018	2017	2018	2017
Hydroelectric	20,305	21,051	20,389	20,421	$671	$686
Wind	4,176	2,533	4,731	2,777	160	105
Solar	753	56	724	53	72	2
Storage and other	519	328	—	—	32	19
Corporate	—	—	—	—	(259)	(231)
Attributable to unitholders	25,753	23,968	25,844	23,251	676	581
Non-controlling interests and other[2]					(290)	(245)
Segment reallocation[3]					(5)	—
Brookfield’s interest					$381	$336

1.	Proportionate to BEP; refer to definition of Proportionate basis generation in Glossary of Terms beginning on page 108.

2.	Includes incentive distributions paid to Brookfield of $40 million (2017 – $30 million) as the general partner of BEP.

3.
Segment reallocation refers to disposition gains, net of NCI, included in BEP’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BEP.

BEP’s FFO for the year was $676 million, of which our share was $381 million, compared to $336 million in 2017. Generation for the year totaled 25,753 GWh, which is consistent with the LTA. This represents a 7% increase compared to the prior year, but a 2% decrease on a same-store basis excluding the impact of acquisitions.
Hydroelectric
Hydroelectric FFO decreased by $15 million to $671 million due to:

•	a $43 million decrease in North American FFO as generation was 5% below the prior year (3% above LTA). This decrease was partially offset by cost reduction initiatives; and

•
the impact of unfavorable foreign exchange at our Brazilian operations which more than offset contributions from stronger generation and higher average revenue per MWh due to re-contracting initiatives, leading to a decrease in FFO of $6 million compared to the prior year; partially offset by

•
an increase of $34 million in our Colombian business as revenue per MWh increased by 23% attributable to inflation indexation, renegotiation efforts of certain of our power purchase agreements, higher market prices and cost reduction initiatives, slightly offset by lower generation.

Wind
Wind operations’ FFO increased by $55 million to $160 million due to:

•
a full year of contributions from wind assets acquired as part of the TERP and TerraForm Global businesses in the fourth quarter of 2017 and a portfolio of European wind assets acquired in the second quarter of 2018; and

•	contributions from our recently commissioned development projects and improved realized pricing from re-contracting initiatives; partially offset by

•	a decrease in foreign exchange rates in Brazil and lower same-store generation across our European and Brazilian portfolios.
Solar
FFO from our solar operations increased by $70 million over the prior year due to contributions from our acquisitions of TERP and TerraForm Global in the fourth quarter of 2017 as well as the acquisition of a portfolio of European solar assets in the second quarter of 2018.

1.	See definition in Glossary of Terms beginning on page 108.

2018 MD&A AND FINANCIAL STATEMENTS 61

Storage and Other
Storage and other activities contributed $32 million of FFO this year compared to $19 million in the prior year. The increase is due to improved capacity pricing and generation at our existing pumped storage facility in North America.
Corporate
The corporate FFO deficit increased by $28 million due to increased preferred share unit distributions as a result of the completed preferred share unit issuance in the first quarter of 2018 and higher interest expense from increased borrowings to fund growth in the business.

ii.	Energy Contracts
During the year, we purchased 7,417 GWh from BEP at $69 per MWh, compared to 9,566 GWh at $68 per MWh in the prior year, which we sold through contracted and uncontracted channels for an average of $56 per MWh compared to $60 per MWh in the prior year.
As a result of the negative margins realized on the sale of power purchased in certain markets, we incurred an FFO deficit of $91 million in 2018 compared to $76 million in the prior year. The increase in our FFO deficit this year was mainly attributable to lower realized pricing on generation sold.

iii.	Realized Disposition Gains
Realized disposition gains relate to the sale of a 25% interest in select Canadian hydroelectric assets in Ontario and British Columbia in the fourth quarter of 2018 as well as to a development asset in Europe.
Common Equity
Common equity in our Renewable Power segment increased to $5.3 billion at December 31, 2018 from $4.9 billion at December 31, 2017 as revaluation gains on our property, plant and equipment and contributions from FFO were partially offset by depreciation, distributions paid to investors and unfavorable foreign exchange.

62 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
We own and operate infrastructure assets primarily through our 30% economic ownership interest in BIP, which is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $13.8 billion at December 31, 2018.

•	BIP is one of the largest globally diversified owners and operators of infrastructure in the world.

•	We also have direct investments in sustainable resource operations.
Principal Operations
Utilities

•
Our regulated transmission business includes ~2,000 km of natural gas pipelines in Brazil, ~2,200 km of transmission lines in North and South America[1], and ~2,700 km of greenfield electricity transmission under development in South America.

•	We own and operate 6.6 million connections, predominantly electricity and natural gas connections, and approximately 1.1 million smart meters in our regulated distribution business.

•	Our regulated terminal operations includes ~85 million tons per annum of coal handling capacity.

•	These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.
Transport

•	We operate ~5,500 km of railroad track in Western Australia and ~4,800 km of railroad track in South America.

•	Our toll road operations include ~4,200 km of motorways in Brazil, Chile, Peru and India.

•	Our ports operations include 37 terminals in North America, the U.K., Australia and across Europe.

•
These operations are comprised of networks that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports.

Energy

•	We own and operate ~15,000 km of natural gas transmission pipelines, primarily in the U.S., and 600 billion cubic feet of natural gas storage in the U.S. and Canada.

•	In our district energy business we deliver ~3.4 million pounds per hour of heating and 336,000 tons of cooling capacity, as well as servicing ~24,900 natural gas, water and wastewater connections.

•
These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide energy transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.

Data Infrastructure

•	We own and operate ~7,000 multi-purpose communication towers and active rooftop sites and 5,500 km of fiber backbone located in France.

•	In our data storage business, we manage 33 data centers with ~1.3 million square feet of raised floors and 103 MW of critical load capacity.

•	These businesses provide essential services and critical infrastructure to media broadcasting and telecom sectors and are secured by long-term inflation-linked contracts.

1.	On March 15, 2018 we sold ~10,700 km of regulated transmission lines in South America.

2018 MD&A AND FINANCIAL STATEMENTS 63

Outlook and Growth Initiatives
Our infrastructure business owns and operates assets that are critical to the global economy. Our expertise in managing and developing such assets make us ideal partners for the stakeholders who rely on these assets. Our goal is to continue demonstrating our stewardship of critical infrastructure which should enable us to participate in future opportunities to acquire high-quality infrastructure assets.
FFO in our Infrastructure segment is approximately 95% contracted or regulated with pricing that is inflation-linked. Approximately 75% of FFO should capture inflationary tariff increases and 40% should benefit from GDP growth by capturing increased volumes. As a result, we are able to achieve consistent growth year to year within our existing business. In addition, we have been consistently able to identify capital development projects that enable us to put capital to work to provide an additional source of growth. At the end of 2018, total capital to be commissioned in the next two to three years is ~$2.2 billion. Our backlog, coupled with inflation-indexation and higher volumes from our GDP sensitive businesses, should result in another year of robust same-store growth at the higher end of our long-term 6-9% growth targets. Furthermore, we plan to close three secured transactions in the first half of 2019, investing approximately $700 million. These new investments should be contributing fully to results by the second half of the year, generating attractive going-in FFO yields.
Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Infrastructure segment. We have provided additional detail, where referenced, to explain significant movements from the prior period.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Infrastructure Partners[1]	i	$4,752	$3,625	$327	$316	$1,916	$2,098
Sustainable resources and other	ii	266	246	31	29	971	736
Realized disposition gains	iii	—	—	244	—	—	—
		$5,018	$3,871	$602	$345	$2,887	$2,834

1.
Brookfield’s interest in BIP consists of 115.8 million redemption-exchange units, 0.2 million limited partnership units and 1.6 million general partnership units together representing an economic interest of 30% of BIP.

Revenues generated by our Infrastructure segment increased by $1.1 billion and FFO excluding realized disposition gains increased by $13 million compared to the prior year due to same-store growth and initial contributions from recent acquisitions. We deployed a significant amount of capital during the second half of 2018, and while these businesses have started to generate value, they have not yet had a significant impact on our results.
These increases were partially offset by the absence of a full year of contributions from our Chilean electricity transmission business and the unfavorable impact of foreign exchange.

64 BROOKFIELD ASSET MANAGEMENT

i.	Brookfield Infrastructure Partners
The following table disaggregates BIP’s FFO excluding realized gains by business line to facilitate analysis of the year-over-year variances:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Utilities	$576	$610
Transport	518	532
Energy	269	209
Data infrastructure	77	76
Corporate	(209)	(257)
Attributable to unitholders	1,231	1,170
Non-controlling interests and other[1]	(904)	(854)
Brookfield’s interest	$327	$316

1.	Includes incentive distributions paid to Brookfield of $136 million (2017 – $113 million) as the general partner of BIP.
BIP’s FFO in 2018 was $1.2 billion, of which our share was $327 million compared to $316 million in the prior year.
Results from our data infrastructure (formerly “communications”) business line was fairly consistent with the prior year. Key variances for our utilities, transport, energy and corporate businesses are described below.
Utilities
FFO of $576 million was $34 million lower than the prior year. The decrease is primarily due to:

•	the impact of the sale of our Chilean electricity transmission business in the first quarter of 2018;

•	increased borrowing costs from the issuance of debt by our Brazilian regulated gas transmission business; and

•	the impact of lower foreign exchange rates; partially offset by

•	a full year of contributions from our Brazilian regulated gas transmission business, acquired during the second quarter of 2017; and

•	5% same-store growth on a constant currency basis, primarily due to strong connection activity at our U.K. regulated distribution business.
Transport
FFO in our transport segment of $518 million was $14 million lower than the prior year due to:

•	lower ore volumes in our Australian rail business;

•	the expiry of one of our state concessions in our Brazilian toll road business; and

•	the impact of lower foreign exchange rates; partially offset by

•	5% same-store growth on a constant currency basis relating to higher tariffs and initial contributions from our recently acquired toll roads in India.
Energy
FFO from our energy operations of $269 million was $60 million higher than the prior year due to:

•	initial contributions from acquisitions, including our North American residential infrastructure and Canadian natural gas midstream businesses; and

•	higher transportation volumes from newly secured contracts in our North American natural gas transmission business; partially offset by

•	lower natural gas price spreads that reduced margins at our gas storage business.

2018 MD&A AND FINANCIAL STATEMENTS 65

Corporate
The FFO deficit of $209 million is lower than last year’s deficit of $257 million due to:

•	lower base management fees due to lower capitalization values;

•	lower interest expense due to lower draws on the corporate credit facility; and

•	higher investment income earned by investing proceeds received from the sale of our Chilean electricity transmission business.

ii.	Sustainable Resources and Other
FFO in the current period was largely in line with the prior year as same-store growth offset the impact of unfavorable exchange rates.

iii.	Realized Disposition Gains
BIP sold its investment in a Chilean electricity transmission business during the first quarter of 2018, realizing disposition gains of $244 million.
Common Equity
Common equity in our Infrastructure segment was fairly consistent at $2.9 billion as at December 31, 2018 (2017 – $2.8 billion) as contributions from earnings and the impact of the annual revaluation of PP&E were offset by distributions paid.
This equity is primarily our investment in property, plant and equipment and certain concessions, which are recorded as intangible assets. Our PP&E is recorded at fair value and revalued annually while concessions are considered intangible assets under IFRS and therefore recorded at historical cost and amortized over the life of the concession. Accordingly, a smaller portion of our equity is impacted by revaluation compared to our Real Estate and Renewable Power segments, where a larger portion of the balance sheet is subject to revaluations.

66 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
We own and operate private equity assets primarily through our 68% interest in BBU. BBU is listed on the New York and Toronto Stock Exchanges and had a market capitalization of $3.9 billion at December 31, 2018.

•	BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

•	We also own certain businesses directly, including a 42% interest in Norbord which is one of the world’s largest producers of oriented strand board (“OSB”).
Operations
Business Services

•
We own and operate a road fuel distribution and marketing business with significant import and storage infrastructure, provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada and facilities management services for corporate and government investors with over 320 million square feet of managed real estate.

•
We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts, whereby we take responsibility for design, program, procurement and construction at a defined price. Our backlog currently stands at $8 billion, with a weighted average remaining project life of 1.8 years.

•	Other operations in our business services include entertainment facilities in the Greater Toronto Area, financial advisory, logistics and wireless broadband.
Infrastructure Services

•
We are the leading provider of services to the global power generation industry, which includes providing original equipment or technology for approximately 50% of global nuclear capacity and servicing two thirds of the world’s nuclear reactors.

•	We also provide services to the offshore oil production industry, operating in the North Sea, Canada and Brazil,
Industrial Operations

•	Our industrial portfolio is comprised of capital intensive businesses with significant barriers to entry that require technical operating expertise.

•	We own and operate a leading manufacturer of a broad range of high quality graphite electrodes and a manufacturer of returnable plastics packaging.

•	We own a water distribution, collection and treatment business which operates through long-term concessions and public-private partnerships, and services 15 million customers in Brazil.

•
Our mining activities include interests in specialty metal and aggregates mining operations in Canada, including a palladium mine in northern Ontario with ~15,000 tonnes per day of processing capacity.

•	We own and operate a natural gas exploration and production business, and a contract drilling and well servicing business in western Canada.

2018 MD&A AND FINANCIAL STATEMENTS 67

Outlook and Growth Initiatives
Our private equity business utilizes Brookfield’s expertise in evaluating investments, operating and financing businesses as well as turnaround execution. BBU has made excellent progress since listing as a publicly listed partnership in 2016 with most of its value today generated from diverse services and industrial operations. We expect this trend to continue as we move forward with recently announced initiatives and continue to expand our operations.
Within our business services segment, we have grown our facilities management globally and signed a definitive agreement to sell our interest in GIS for $1 billion in March 2019. We are also increasing the earnings potential of several recent acquisitions across our portfolio through operational improvements, tuck-in acquisitions and expanding into new regions and product lines. Our construction services business is one of the strongest operators globally and we continue to win new work and maintain a strong backlog in core markets as we focus on returning to more historical levels of profitability. Our recent acquisition of a  provider of a high speed fixed wireless broadband in rural Ireland, provides us an initial entry point into technology services, an area of huge potential growth given the increasing number of opportunities.
Within our infrastructure services segment, we recently acquired Westinghouse, a service provider to the power generation industry. We continue to work with the management team to implement our business plan to further enhance profitability by strengthening the supply chain and enhancing focus on customers.
Within our industrial operations segment, we monetized a number of assets this year, including the sale of a portion of our holdings in our graphite electrode manufacturing business through an IPO and secondary offering and the sale of our Australian Energy operations. Looking ahead, our graphite electrode manufacturing business continues to find operational improvements at its plants and optimizing remaining sales. We also continue to progress initiatives at our water distribution and sewage treatment operations, including safety performance, completion of our water quality assurance program, expanding our lending relationships, reducing overall borrowing costs and accelerating capital expenditures to increase the scope of operations.
Given the significant liquidity and flexible investment approach, we believe BBU is well positioned for further growth in any economic environment. In the fourth quarter of 2018, BBU entered into a definitive agreement alongside institutional partners to acquire Johnson Controls’ power solutions business, a market leader in the production of automotive batteries. In January 2019, BBU also entered into a definitive agreement alongside institutional partners to acquire up to a 100% interest in Healthscope Limited, the second largest private health operator in Australia and the largest pathology services provider in New Zealand.
Summary of Operating Results
The following table disaggregates segment revenues and our share of FFO and common equity of entities in our Private Equity segment, and summarizes realized disposition gains. We have provided additional detail, where referenced, to explain significant movements from the prior year.

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)		Revenues		FFO		Common Equity
	Ref.	2018	2017	2018	2017	2018	2017
Brookfield Business Partners[1]	i	$36,982	$22,803	$223	$35	$2,017	$2,064
Norbord	ii	—	1,680	243	219	1,287	1,364
Other investments	iii	288	94	34	(3)	975	787
Realized disposition gains	iv	—	—	295	82	—	—
		$37,270	$24,577	$795	$333	$4,279	$4,215

1.
Brookfield’s interest in BBU consists of 63.1 million redemption-exchange units, 24.8 million limited partnership units and eight general partnership units together representing an economic interest of 68% of BBU.

68 BROOKFIELD ASSET MANAGEMENT

Revenues generated from our private equity operations increased by $12.7 billion primarily as a result of a full year of revenues contributed by our road fuel distribution business which was acquired in May 2017. Included in this business’s revenues and direct costs are significant flow-through duty amounts that are passed through to the customers and recorded gross in both accounts, without impact to margin generated by the business. In addition to the above, revenues increased due to improved pricing at our graphite electrode manufacturing business, the acquisition of Westinghouse, which is a leading service provider to the power generation industry and the consolidation of our services provider to the offshore oil production industry beginning in the third quarter of 2018.
These increases were partially offset by the deconsolidation of our investment in Norbord in the fourth quarter of 2017 after we sold our controlling stake in the business. We now record our share of Norbord’s income through the equity accounted income line in our Consolidated Statements of Operations.
FFO, prior to disposition gains, increased by $249 million to $500 million due to:

•	strong performance across multiple operations, particularly improved pricing at our graphite electrode manufacturing business;

•
contributions from recent acquisitions in 2018, most notably Westinghouse which we acquired in the third quarter of 2018, and a full year of contributions from businesses we acquired during 2017, most notably our service provider to the offshore oil production industry; partially offset by

•	higher management and performance fees due to increases in BBU’s capitalization value since the prior year.

i.	Brookfield Business Partners
The following table disaggregates BBU’s FFO by business line to facilitate analysis of the year-over-year variances in FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Business services[1]	$131	$92
Infrastructure services[1]	195	21
Industrial operations[1]	470	163
Corporate	(63)	(24)
Attributable to unitholders	733	252
Performance fees	(278)	(142)
Non-controlling interests	(146)	(25)
Segment reallocation and other[2]	(86)	(50)
Brookfield’s interest	$223	$35

1.	BBU reclassified its segments during the year. Comparative figures have been restated to conform with the new segment presentation.

2.
Segment reallocation and other refers to disposition gains, net of NCI, included in BBU’s operating FFO that we reclassify to realized disposition gains. This allows us to present FFO attributable to unitholders on the same basis as BBU.

BBU generated $733 million of FFO, of which our share was $223 million, compared to $35 million in the prior year.
Business Services
In 2018, we combined our construction services with our business services operations and restated our comparative results. Our current year FFO increased by $39 million to $131 million. Excluding gains on assets sold that we reclassify to realized disposition gains, FFO decreased by $7 million due to:

•	the absence of contributions from our recently sold real estate brokerage services business; and

•	lower diesel margins at our road fuel distribution business; partially offset by

•	contributions from acquisitions since the prior year, most notably our entertainment facilities in Ontario.
Infrastructure Services
FFO increased primarily due to the acquisition of Westinghouse. Current year FFO of $195 million includes:

•	contributions from new project activities at Westinghouse; and

•	a full year of contributions from our service provider to the offshore oil production industry, as well as receipt of a one-time customer settlement at this business.

2018 MD&A AND FINANCIAL STATEMENTS 69

Industrial Operations
During the year, FFO from our industrial operations increased by $307 million to $470 million. Excluding disposition gains that are reclassified out of our operating results, FFO increased by $275 million. The increase is due to strong pricing and operational performance at our graphite electrode manufacturing business and our palladium mining operations.
Corporate
The Corporate FFO deficit increased by $39 million to $63 million as increases in BBU’s capitalization value led to higher management fees. In addition, we incurred more operating expenses due to growth in the business.
Performance Fees
BBU pays performance fees quarterly based on the volume-weighted average increase in BBU’s unit price above the previous threshold on which fees were paid. During the year, BBU paid $278 million in performance fees which we record as income in our Asset Management segment.

ii.	Norbord
Our share of Norbord’s FFO increased by $24 million to $243 million as higher volumes were partially offset by a decrease in North American benchmark average OSB prices and our lower ownership of the business during the year.

iii.	Other Investments
FFO from other investments increased by $37 million to $34 million primarily due to the direct investment in our service provider to the offshore oil production industry which we made in the third quarter of 2017.

iv.	Realized Disposition Gains
Realized disposition gains recorded in the current year include the partial sell down of our graphite electrode manufacturing business through a series of public offerings and a share buyback, the sale of our Australian energy operations and the sale of a joint venture interest in a real estate brokerage services business.
In the prior year, we recognized disposition gains relating to the sale of our bath and shower products manufacturing business and the sale of Norbord shares as part of a secondary bought deal offering. This gain was partially offset by a loss on the sale of an oil and gas producer in western Canada.
Common Equity
Common equity in our Private Equity segment increased by $64 million to $4.3 billion as at December 31, 2018. Contributions from operating performance were partially offset by an adjustment to opening equity as the adoption of IFRS 15 affected our construction services business. The assets held in these operations are recorded at amortized cost, with depreciation recorded on a quarterly basis, with the exception of investments in financial assets, which are carried at fair value based predominantly on quoted prices.

70 BROOKFIELD ASSET MANAGEMENT

Business Overview

•	Our residential development businesses operate predominantly in North America and Brazil.

•	Our North American business is conducted through Brookfield Residential Properties Inc., is active in 12 principal markets in Canada and the U.S. and controls over 88,000 lots.

•
Our Brazilian business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.

Outlook and Growth Initiatives
In our North American residential business, we are actively working on closing our backlog of $612 million while growing our mixed-use development business and evaluating other built forms to keep us in step with the changing preferences and requirements of our consumer base.
Residential real estate development in Brazil remains challenging following years of industry overdevelopment. However, recently implemented regulatory changes and a new government are expected to positively impact the industry going forward. We remain focused on developing high margin projects in select key markets and excelling in all operational areas.
Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the amounts attributable to the two principal operating regions of our wholly owned residential development businesses:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2018	2017	2018	2017	2018	2017
North America	$2,213	$2,062	$161	$169	$1,758	$1,711
Brazil and other	470	385	(112)	(135)	848	1,204
	$2,683	$2,447	$49	$34	$2,606	$2,915
North America
FFO from our North American operations of $161 million was $8 million lower than the prior year.
Housing operations contributed $6 million less FFO than the prior year as:

•	U.S. housing operations’ gross margin improved by $27 million, resulting primarily from a 25% increase in the number of home closings; offset by

•	A decrease in Canadian housing operations margins of $33 million due to a 14% decrease in the number of home closings compared to the prior year.
FFO from our land development operations improved by $5 million due to higher prices and more land closings in the U.S. partially offset by lower prices in our Canadian market.
In addition, higher selling, general and administrative expenses and current taxes impacted FFO in 2018.
As at December 31, 2018, we had 88 active housing communities (2017 – 81) and 30 active land communities (2017 – 28).

2018 MD&A AND FINANCIAL STATEMENTS 71

Brazil and Other
FFO from our Brazilian operations improved by $23 million to a loss of $112 million in the current year due to:

•	improved margins and a one-time gain recognized on sales of completed inventory; and

•	the impact of foreign exchange, as the weakening of the Brazilian real against the U.S. dollar reduced the deficit; partially offset by

•	a decrease in the number of units closed compared to the prior year.
Our Brazilian operations were affected by the adoption of IFRS 15, the new revenue recognition accounting standard (see Note 2 to the consolidated financial statements). Recognition of revenue is now delayed until keys are delivered to the client, whereas previously revenue was recognized when the building was completed.
Our focus over the past two years has been delivering projects and selling remaining inventory of units associated with projects launched prior to the economic downturn. During 2018, we completed and delivered six projects as compared to 16 projects in 2017. We continued to sell down the remaining inventory in 2018, however, overall contributions from these sales were below the level required to cover fixed costs, including marketing expenses.
We began 2018 with 19 projects under construction and as of December 31, 2018, we have 22 projects under construction, of which 20 relate to new projects launched since late 2016 which command higher margins than older projects.
Common Equity
Common equity was $2.6 billion at December 31, 2018 (2017 – $2.9 billion) and consists largely of residential development inventory which is carried at historical cost, or the lower of cost and market, notwithstanding the length of time that we may have held these assets and created value through the development process. The decrease in the equity balance as at December 31, 2018 is primarily attributable to the impact of the Brazilian real weakening compared to the U.S. dollar. Additionally, equity in our Residential segment is inclusive of a $15 million adjustment that reduced common equity as at January 1, 2018 due to the adoption of the new revenue recognition standard discussed above.

72 BROOKFIELD ASSET MANAGEMENT

Business Overview

•
Our corporate activities consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and directly held investments. We also support the development of new private fund products and can support transactions initiated by our subsidiaries. We fund this capital from free cash flow generation and the issuance of corporate borrowings and preferred shares.

•	We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage our foreign currency and interest rate risks.
Summary of Operating Results
The following table disaggregates segment revenues, FFO and common equity into the principal assets and liabilities within our corporate operations and associated FFO to facilitate analysis:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Revenues		FFO		Common Equity
	2018	2017	2018	2017	2018	2017
Corporate cash and financial assets, net	$17	$193	$11	$145	$2,275	$2,255
Corporate borrowings	—	—	(323)	(261)	(6,409)	(5,659)
Preferred equity[1]	—	—	—	—	(4,168)	(4,192)
Other corporate investments	171	169	(1)	9	43	41
Corporate costs and taxes/net working capital	—	—	(163)	(39)	1,081	(338)
	$188	$362	$(476)	$(146)	$(7,178)	$(7,893)

1.	FFO excludes preferred share distributions of $151 million (2017 – $145 million).
Our portfolio of corporate cash and financial assets is generally recorded at fair value with changes recognized quarterly through net income, unless the underlying financial investments are classified as fair value through other comprehensive income, in which case changes in value are recognized in other comprehensive income. Loans and receivables are typically carried at amortized cost. As at December 31, 2018, our portfolio of corporate cash and financial assets includes $1.3 billion of cash and cash equivalents (2017 – $807 million).
Our corporate cash and financial assets generated FFO of $11 million which was $134 million lower than the prior year. Market conditions in the fourth quarter resulted in mark-to-market losses in our portfolio. These losses were partially offset by gains on the settlement of certain derivatives as well as interest income from a direct loan that was funded in the second half of 2017.
Corporate borrowings are generally issued with fixed interest rates. Many of these borrowings are denominated in Canadian dollars and therefore the carrying value fluctuates with changes in the exchange rate. A number of these borrowings have been designated as hedges of our Canadian dollar net investments within our other segments, resulting in the majority of the currency revaluation being recognized in other comprehensive income. The $323 million FFO loss reported through corporate borrowings reflects the interest expense on those borrowings. This increased from the prior year as a result of $1.6 billion of corporate debt issued since the third quarter of 2017.
Preferred equity does not revalue under IFRS. In the fourth quarter of 2018, we purchased approximately one million preferred shares across different series through the normal-course issuer bid (“NCIB”) program, resulting in a $24 million decrease in the amount outstanding.

2018 MD&A AND FINANCIAL STATEMENTS 73

We describe cash and financial assets, corporate borrowings and preferred equity in more detail within Part 4 – Capitalization and Liquidity.
Net working capital includes accounts receivable, accounts payable, other assets and other liabilities and was in an asset position of $1.1 billion as at December 31, 2018 (2017 – liability of $338 million). Included within this balance are net deferred income tax assets of $1.9 billion (2017 – $590 million). Our deferred tax assets increased following the acquisition of a business in the first quarter of 2018 with net operating losses as well as the recognition in the fourth quarter of previously unrecognized loss carryforwards that will offset future projected taxable income. FFO includes corporate costs and cash taxes which increased due to continued expansion of business activity and cash taxes paid during the current year as opposed to a recovery in the prior year.
The common equity deficit in our Corporate segment of $7.2 billion at December 31, 2018 is lower than the prior year deficit of $7.9 billion primarily due to the increase in deferred tax assets as well as the weakening of the Canadian dollar relative to the U.S. dollar, which reduced the translated value of our Canadian dollar denominated debt. This was partially offset by $1.1 billion of corporate debt issued during the year.

74 BROOKFIELD ASSET MANAGEMENT

PART 4 – CAPITALIZATION AND LIQUIDITY
CAPITALIZATION
We review key components of our capitalization in the following sections. In several instances we have disaggregated the balances into the amounts attributable to our operating segments in order to facilitate discussion and analysis.
Consolidated Capitalization1 – reflects the full capitalization of wholly-owned and partially-owned entities that we consolidate in our financial statements. At December 31, 2018, consolidated capitalization increased compared to the prior year largely due to acquisitions, which resulted in additional associated borrowings, working capital balances and non-controlling interests.
Corporate Capitalization1 – reflects the amount of debt held in the corporate segment and our issued and outstanding common and preferred shares. Corporate debt includes unsecured bonds and, from time to time, draws on revolving credit facilities. At   December 31, 2018, 77% of our corporate capitalization was common and preferred equity, which totaled $29.8 billion (2017 – $28.2 billion).
Capitalization at Our Share1 – reflects our proportionate exposure of debt and equity balances in consolidated entities and our share of the debt and equity in our equity accounted investments.
The following table presents our capitalization on a consolidated, corporate and our share basis:

		Corporate		Consolidated		Our Share
AS AT DEC. 31 (MILLIONS)	Ref.	2018	2017	2018	2017	2018	2017
Corporate borrowings	i	$6,409	$5,659	$6,409	$5,659	$6,409	$5,659
Non-recourse borrowings
Subsidiary borrowings	i	—	—	8,600	63,721	5,174	5,711
Property-specific borrowings	i	—	—	103,209	9,009	35,943	30,210
		6,409	5,659	118,218	78,389	47,526	41,580
Accounts payable and other		2,299	2,140	23,989	17,965	10,297	10,880
Deferred income tax liabilities		197	160	12,236	11,409	4,425	5,204
Subsidiary equity obligations		—	—	3,876	3,661	1,658	1,648
Liabilities associated with assets classified as held for sale		—	—	812	1,424	262	703
Equity
Non-controlling interests		—	—	67,335	51,628	—	—
Preferred equity	ii	4,168	4,192	4,168	4,192	4,168	4,192
Common equity	iii	25,647	24,052	25,647	24,052	25,647	24,052
		29,815	28,244	97,150	79,872	29,815	28,244
Total capitalization		$38,720	$36,203	$256,281	$192,720	$93,983	$88,259

1.	See definition in Glossary of Terms beginning on page 108.

2018 MD&A AND FINANCIAL STATEMENTS 75

i.    Borrowings
Corporate Borrowings

	Average Rate		Average Term (Years)		Consolidated
AS AT DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017
Term debt	4.5%	4.6%	10	10	$6,450	$5,594
Revolving facilities	—%	1.6%	4	4	—	103
Deferred financing costs	n/a	n/a	n/a	n/a	(41)	(38)
Total					$6,409	$5,659
As at December 31, 2018, corporate borrowings included term debt of $6.5 billion (2017 – $5.6 billion) which had an average term to maturity of 10 years (2017 – 10 years). Term debt consists of public and private bonds, all of which are fixed rate and have maturities ranging from April 2019 until 2047. These financings provide an important source of long-term capital and are appropriately matched to our long-term asset profile.
The increase in term debt compared to the prior year is due to the issuance of $650 million of 3.9% notes, ¥10 billion of 1.42% notes and $350 million of 4.7% notes with maturities of 2028, 2038 and 2047, respectively. This is partially offset by $238 million of foreign currency depreciation and repayments of $103 million on the corporate revolving facility.
Subsequent to December 31, 2018, we issued $1 billion of 4.85% notes with a 2029 maturity.
We had no commercial paper or bank borrowings outstanding at December 31, 2018 (2017 – $103 million). Commercial paper and bank borrowings are pursuant to, or backed by, $1.9 billion of committed revolving term credit facilities with terms ranging from one to five years. As at December 31, 2018, $68 million of the facilities were utilized for letters of credit (2017 – $79 million).
Subsidiary Borrowings
We endeavor to capitalize our principal subsidiaries to enable continuous access to the debt capital markets, usually on an investment-grade basis, thereby reducing the demand for capital from the Corporation.

	Average Rate		Average Term		Consolidated
AS AT DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017
Real estate	4.4%	3.3%	2	2	$2,504	$3,214
Renewable power	4.0%	4.5%	5	6	2,328	1,665
Infrastructure	3.6%	3.1%	5	4	1,993	2,102
Private equity	3.9%	3.9%	1	2	52	380
Residential development	6.2%	6.3%	4	5	1,723	1,648
Total	4.5%	4.1%	4	4	$8,600	$9,009
Subsidiary borrowings generally have no recourse to the Corporation but are recourse to its principal subsidiaries (primarily BPY, BEP, BIP and BBU). Subsidiary borrowings decreased by $409 million as our subsidiaries repaid amounts drawn on their credit facilities with proceeds from capital recycling programs.

76 BROOKFIELD ASSET MANAGEMENT

Property-Specific Borrowings
As part of our financing strategy, the majority of our debt capital is in the form of property-specific borrowings and project financings and is denominated in local currencies that have recourse only to the assets being financed and have no recourse to the Corporation or the listed partnerships.

AS AT DEC. 31 (MILLIONS)	Average Rate		Average Term		Consolidated
	2018	2017	2018	2017	2018	2017
Real estate	4.7%	4.4%	4	4	$63,494	$37,235
Renewable power	5.4%	5.9%	10	9	14,233	14,230
Infrastructure	5.2%	4.7%	6	8	14,334	9,010
Private equity and other	6.2%	6.7%	6	6	10,820	2,898
Residential development	8.0%	9.6%	2	2	328	348
Total	5.0%	4.9%	6	6	$103,209	$63,721
Property-specific borrowings have increased by $39.5 billion since December 31, 2017. The additional borrowings in our real estate operations are primarily related to the consolidation of GGP following privatization and the acquisitions of Forest City, an extended-stay hospitality business and a U.K. student housing business. The additional borrowings in our renewable power operations are primarily related to the acquisition of a European solar and wind portfolio. The additional borrowings in our infrastructure operations are primarily related to additional financings at our Brazilian regulated gas transmission business. The additional borrowings in our private equity operations are primarily related to the acquisition of a service provider to the power generation industry and additional financings at our graphite electrode manufacturing business. In addition to acquisitions, the remainder of the increase in consolidated borrowings is driven by drawings on new or existing subscription facilities and additional debt assumed for growth capital expenditures. These increases were partially offset by asset sales across the business.
Fixed and Floating Interest Rate Exposure
Many of our borrowings, including all corporate borrowings recourse to the Corporation, are fixed rate, long-term financings. The remainder of our borrowings are at floating rates; however, from time to time, we enter into interest rate contracts to swap our floating rate debt to fixed rates.
As at December 31, 2018, 69% of our share of debt outstanding, reflecting swaps, was fixed rate. Accordingly, changes in interest rates are typically limited to the impact of refinancing borrowings at prevailing market rates or changes in the level of debt as a result of acquisitions and dispositions.
The following table presents the fixed and floating rates of interest expense:

AS AT DEC. 31 (MILLIONS)	Fixed Rate				Floating Rate
	2018		2017		2018		2017
	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated	Average Rate	Consolidated
Corporate borrowings	4.5%	$6,409	4.6%	$5,556	—%	$—	1.6%	$103
Subsidiary borrowings	4.8%	5,296	4.8%	4,800	4.0%	3,304	3.2%	4,209
Property-specific borrowings	4.9%	39,318	5.0%	33,106	5.1%	63,891	4.8%	30,615
Total	4.9%	$51,023	5.0%	$43,462	5.0%	$67,195	4.6%	$34,927
The average floating rate associated with our property-specific borrowings was impacted by higher underlying floating rate indices in the first half of 2018.
ii.    Preferred Equity
Preferred equity is comprised of perpetual preferred shares and represents permanent non-participating equity that provides leverage to our common equity. The shares are categorized by their principal characteristics in the following table:

	Term	Average Rate
AS AT DEC. 31 (MILLIONS)		2018	2017	2018	2017
Fixed rate-reset	Perpetual	4.3%	4.2%	$2,893	$2,912
Fixed rate	Perpetual	4.8%	4.8%	744	749
Floating rate	Perpetual	2.9%	2.3%	531	531
Total		4.2%	4.1%	$4,168	$4,192

2018 MD&A AND FINANCIAL STATEMENTS 77

Fixed rate-reset preferred shares are issued with an initial fixed rate coupon that is reset after an initial period, typically five years, at a predetermined spread over the Canadian five-year government bond yield. The average reset spread as at December 31, 2018 was 284 basis points.
During the year, we repurchased 26,509, 203,460 and 829,266 of our perpetual floating, fixed and fixed rate-reset preferred shares, respectively, with a face value of $24 million.
iii.    Common Equity
Issued and Outstanding Shares
Changes in the number of issued and outstanding common shares during the years are as follows:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Outstanding at beginning of year	958.8	958.2
Issued (repurchased)
Repurchases	(9.6)	(3.5)
Long-term share ownership plans[1]	5.7	3.8
Dividend reinvestment plan and others	0.2	0.3
Outstanding at end of year	955.1	958.8
Unexercised options and other share-based plans[1]	42.1	47.5
Total diluted shares at end of year	997.2	1,006.3

1.	Includes management share option plan and restricted stock plan.
The company holds 37.5 million Class A shares (2017 – 30.6 million) purchased by consolidated entities in respect of long-term share ownership programs, which have been deducted from the total amount of shares outstanding at the date acquired. Diluted shares outstanding include 3.9 million (2017 – 9.2 million) shares issuable in respect of these plans based on the market value of the Class A shares at December 31, 2018 and 2017, resulting in a net reduction of 33.6 million (2017 – 21.4 million) diluted shares outstanding.
During 2018, 4.5 million options were exercised, of which 2.0 million were exercised on a net-settled basis, resulting in the cancellation of 2.5 million vested options.
The cash value of unexercised options was $1.1 billion as at December 31, 2018 (2017 – $994 million) based on the proceeds that would be paid on exercise of the options.
As of March 25, 2019, the Corporation had outstanding 955,802,479 Class A shares and 85,120 Class B shares. Refer to Note 21 to the consolidated financial statements for additional information on equity.
LIQUIDITY
Corporate Liquidity
We maintain significant liquidity at the corporate level. Our primary sources of liquidity, which we refer to as core liquidity, consist of:

•	Cash and financial assets, net of deposits and other associated liabilities; and

•	Undrawn committed credit facilities.
We further assess overall liquidity inclusive of our principal subsidiaries BPY, BEP, BIP and BBU because of their role in funding acquisitions both directly and through our managed funds. Overall core liquidity at year end was $10.8 billion, or inclusive of investor commitments to our private funds, was $34.4 billion at the end of the period, as we continue to pursue a number of  attractive investment opportunities.

78 BROOKFIELD ASSET MANAGEMENT

Capital Requirements
The Corporation has very few non-discretionary capital requirements. Our largest normal course capital requirement is our debt maturities. Periodically, we will also fund acquisitions and seed new investment strategies. At the listed partnership level, the largest normal course capital requirements are debt maturities and the pro-rata share of private fund capital calls. New acquisitions are primarily funded through the private funds or listed partnerships that we manage. We endeavor to structure these entities so that they are predominantly self-funding, preferably on an investment-grade basis, and in almost all circumstances do not rely on financial support from the Corporation.
In the case of private funds, the necessary equity capital is obtained by calling on commitments made by the limited partners in each fund, which include commitments made by our listed partnerships. In the case of our real estate, infrastructure and private equity funds, these commitments are expected to be funded by BPY, BEP, BIP and BBU. Subsequent to year end, the Corporation committed $2.75 billion to our flagship real estate fund alongside BPY. In the case of listed partnerships, capital requirements are funded through their own resources and access to capital markets, which may be supported by us from time to time through participation in equity offerings or bridge financings.
At the asset level, we schedule ongoing capital expenditure programs to maintain the operating capacity of our assets at existing levels, which we refer to as sustaining capital expenditures, and which are typically funded by, and represent a relatively small proportion of, the operating cash flows within each business. The timing of these expenditures is discretionary; however, we believe it is important to maintain the productivity of our assets in order to optimize cash flows and value accretion.
Core and Total Liquidity
The following table presents core liquidity of the Corporation and operating segments:

AS AT DEC. 31 (MILLIONS)	Corporate	Real Estate	Renewable Power	Infrastructure	Private Equity	Total 2018	2017
Cash and financial assets, net	$2,275	$65	$286	$238	$888	$3,752	$3,218
Undrawn committed credit facilities	1,867	1,980	971	1,418	825	7,061	4,839
Core liquidity	4,142	2,045	1,257	1,656	1,713	10,813	8,057
Uncalled private fund commitments	—	12,326	1,302	3,788	6,159	23,575	18,591
Total liquidity	$4,142	$14,371	$2,559	$5,444	$7,872	$34,388	$26,648

1.	See definition in Glossary of Terms beginning on page 108.
As at December 31, 2018, the Corporation’s core liquidity was $4.1 billion, consisting of $2.3 billion in cash and financial assets, net of deposits and other liabilities and $1.9 billion in undrawn credit facilities. The Corporation’s liquidity is readily available for use without any material tax consequences. We utilize this liquidity to support our asset management business which includes supporting the activities of our listed partnerships and private funds, as well as seeding new investment products.
The Corporation also has the ability to raise additional liquidity through the issuance of securities and sale of holdings of listed investments in our principal subsidiaries and other holdings including from those listed on page 81. However, this is not included in our core liquidity as we are generally able to finance our operations and capital requirements through other means.
The Corporation generates significant cash available for distribution or reinvestment. Our primary sources of recurring cash flows include:

•	Fee related earnings from our asset management activities and proceeds in the form of realized carried interest from asset sales within private funds.

•	Distributions from invested capital, in particular our listed partnerships.

•	Other invested capital earnings: comprised of our wholly-owned investments offset by corporate interest expense, corporate costs and taxes and dividends paid on preferred shares.

2018 MD&A AND FINANCIAL STATEMENTS 79

During 2018, we generated $2.4 billion of cash available for distribution or reinvestment, inclusive of:

•	$1.1 billion fee related earnings;

•	$188 million realized carried interest, net;

•	$1.7 billion of distributions from our listed partnerships and other investments; partially offset by

•	other invested capital earnings, including preferred share dividends paid, which resulted in expenses of $596 million.
The Corporation paid $575 million in cash dividends on its common equity during the year ended December 31, 2018.
Earnings and distributions received by the Corporation are available for distribution or reinvestment and are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
1) Asset management FFO
Fee revenues	$1,693	$1,368
Direct costs	(564)	(472)
Fee related earnings	1,129	896
Realized carried interest	188	74
	1,317	970
2) Distributions from investments
Listed partnerships	1,339	1,218
Corporate cash and financial assets	156	75
Other investments	203	58
	1,698	1,351
3) Other invested capital earnings
Corporate borrowings	(323)	(261)
Corporate costs and taxes	(163)	(39)
Other wholly owned investments	41	23
	(445)	(277)
Preferred share dividends	(151)	(145)
Cash available for distribution and/or reinvestment	$2,419	$1,899
Five-Year Cash Available for Distribution and/or Reinvestment
FOR THE YEARS ENDED DEC. 31 (MILLIONS)

80 BROOKFIELD ASSET MANAGEMENT

The following table shows the quoted market value of the company’s listed securities and annual cash distributions based on current distribution policies for each entity:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2018 (MILLIONS, EXCEPT PER UNIT AMOUNTS)	Ownership %	Brookfield Owned Units	Distributions Per Unit[1]	Quoted Value[2]	Distributions (Current Rate)[3]	Distributions (Actual)
Distributions from investments
Listed partnerships
Brookfield Property Partners[4]	54%	522.3	$1.32	$8,855	$729	$725
Brookfield Renewable Partners	61%	188.4	2.06	4,879	388	370
Brookfield Infrastructure Partners	30%	117.7	2.01	4,063	237	222
Brookfield Business Partners	68%	87.9	0.25	2,671	22	22
					1,376	1,339
Corporate cash and financial assets[5]	various	various	various	2,275	218	156
Other investments
Norbord[6]	42%	34.8	1.17	925	41	167
Other[7]	various	various	various	various	62	36
					103	203
Total					$1,697	$1,698

1.	Based on current distribution policies.

2.	Quoted value represents the value of Brookfield owned units as at market close on December 31, 2018.

3.
Distributions (current rate) are calculated by multiplying units held as at December 31, 2018 by distributions per unit. Actual dividends may differ due to timing of dividend increases and payment of special dividends, which are not factored into the current rate calculation. See definition in Glossary of Terms beginning on page 108.

4.
BPY’s quoted value includes $435 million of preferred shares. Fully diluted ownership is 51%, assuming conversion of convertible preferred shares held by a third party. BPY’s distributions include $64 million of preferred share dividends received by the Corporation.

5.	Includes cash and cash equivalents and financial assets net of deposits.

6.	Actual distribution received from Norbord in 2018 was higher than distributions at the current rate due to a C$4.50/share special dividend paid in the third quarter.

7.	Other includes cash distributions from Acadian and from our 27.5% interest in a BAM-sponsored real estate venture in New York.
REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows within our consolidated financial statements:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Operating activities	$5,159	$4,005
Financing activities	18,136	8,185
Investing activities	(19,833)	(11,394)
Change in cash and cash equivalents	$3,462	$796
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Operating Activities
Cash flows from operating activities totaled $5.2 billion in 2018, a $1.2 billion increase from 2017. Operating cash flows prior to non-cash working capital and residential inventory were $6.2 billion during 2018, $1.1 billion higher than 2017 due to the benefits of same-store growth from our existing operations and the contributions from assets acquired during the last twelve months, partially offset by the negative impact of foreign currency translation.
Financing Activities
The company generated $18.1 billion of cash flows from financing activities during 2018, as compared to $8.2 billion in 2017. Our subsidiaries issued $43.5 billion (2017 – $26.3 billion) and repaid $28.2 billion (2017 – $21.6 billion) of property-specific and subsidiary borrowings, for a net issuance of $15.3 billion (2017 – $4.7 billion) during the year. We raised $9.3 billion of capital from our institutional private fund partners and other investors to fund their portion of acquisitions, arranged $3.3 billion of short-term borrowings backed by private fund commitments, and returned $9.4 billion to our investors in the form of either distributions or returns of capital. Most of the activity related to acquisitions across our various operating segments.

2018 MD&A AND FINANCIAL STATEMENTS 81

Investing Activities
During 2018, we invested $33.4 billion and generated proceeds of $13.5 billion from dispositions for net cash deployed in investing activities of $19.9 billion. This compares to net cash deployed of $12.0 billion during the same period in 2017. We acquired $22.3 billion of consolidated subsidiaries within our real estate, infrastructure, renewable power and private equity operations, as well as $953 million of equity accounted investments during the year. Refer to our Acquisitions of Consolidated Entities in Note 5 to the consolidated financial statements for further details. We continued to acquire and sell financial assets, which represent a net outflow of $527 million, relating to investments in debt and equity securities as well as contract assets associated with managing currency risk.
Sustaining capital expenditures in the company’s renewable power operations were $181 million (2017 – $140 million), in its  real estate operations were $434 million (2017 – $223 million) and in its infrastructure operations were $110 million (2017 – $927 million).
CONTRACTUAL OBLIGATIONS
The following table presents the contractual obligations of the company by payment periods:

	Payments Due by Period
AS AT DEC. 31, 2018 (MILLIONS)	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Recourse Obligations
Corporate borrowings	$440	$257	$441	$5,271	$6,409
Accounts payable and other	1,044	198	14	1,043	2,299
Interest expense[1]
Corporate borrowings	278	535	504	1,697	3,014

Non-recourse Obligations
Principal repayments
Non-recourse borrowings of managed entities
Property-specific borrowings	10,764	30,892	22,527	39,026	103,209
Subsidiary borrowings	395	3,163	2,106	2,936	8,600
Subsidiary equity obligations	185	1,417	356	1,918	3,876
Accounts payable and other
Capital lease obligations	25	51	28	145	249
Accounts payable and other	13,293	2,758	1,330	4,060	21,441
Commitments	1,395	1,117	215	356	3,083
Operating leases	516	834	661	7,823	9,834
Interest expense[1,2]
Non-recourse borrowings	5,126	8,124	5,820	7,324	26,394
Subsidiary equity obligations	151	307	218	209	885

1.	Represents the aggregate interest expense expected to be paid over the term of the obligations.

2.	Variable interest rate payments have been calculated based on current rates.
The recourse obligations, those amounts that have recourse to the Corporation, which are due in less than one year totaled $1.8 billion (2017 – $1.0 billion). Corporate borrowings of $440 million due in April 2019 have been pre-funded through a corporate debt issuance completed in January 2019, while the remaining will be funded through working capital and cash flows from operating activities.

82 BROOKFIELD ASSET MANAGEMENT

The Corporation entered into arrangements in 2014 with respect to $1.8 billion of exchangeable preferred equity units issued by BPY, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche. Accordingly, commitments in 2018 include $178 million, which represents the carrying value of the exchange option at the time of issuance in respect of BPY’s subsidiary preferred units, and the remaining $1.6 billion was recorded within subsidiary equity obligations.
Commitments of $3.1 billion (2017 – $2.6 billion) represent various contractual obligations assumed in the normal course of business by our various operating subsidiaries. These included commitments to provide bridge financing and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations. These commitments shall be funded through the cash flows of the company’s subsidiaries.
The company and its consolidated subsidiaries execute agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past, nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint venture, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements. These agreements generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either future contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
We have also committed to purchase power produced by certain of BEP’s hydroelectric assets as previously described on page 59.
EXPOSURES TO SELECTED FINANCIAL INSTRUMENTS
As discussed elsewhere in this MD&A, we utilize various financial instruments in our business to manage risk and make better use of our capital. The fair values of these instruments that are reflected on our balance sheets are disclosed in Note 6 to our consolidated financial statements.

2018 MD&A AND FINANCIAL STATEMENTS 83

PART 5 – ACCOUNTING POLICIES AND INTERNAL CONTROLS
ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS
Overview
We are a Canadian corporation and, as such, we prepare our consolidated financial statements in accordance with IFRS.
We present our consolidated balance sheets on a non-classified basis, meaning that we do not distinguish between current and long-term assets or liabilities. We believe this classification is appropriate given the nature of our business strategy.
The preparation of financial statements requires management to select appropriate accounting policies and to make judgments and estimates that affect the carried amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.
In making judgments and estimates, management relies on external information and observable conditions, where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. As we update the fair values of our investment property portfolios quarterly, with gains reflected in net income, we discuss judgments and estimates relating to the key valuation metrics below.
For further reference on accounting policies, including new and revised standards issued by the IASB and judgments and estimates, see our significant accounting policies contained in Note 2 of the December 31, 2018 consolidated financial statements.
Adoption of New Accounting Standards
We adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”) effective January 1, 2018.
The adoption of IFRS 15, which applies to nearly all contracts with customers and specifies how and when revenue should be recognized, required the application of significant critical estimates and judgments. We adopted the standard using the modified retrospective approach in which a cumulative catch-up adjustment was recorded through opening equity on January 1, 2018 as if the standard had always been in effect and whereby comparative periods were not restated. The adoption of IFRS 15 resulted in a $280 million reduction to opening total equity, attributable primarily to our construction services business in the Private Equity segment. Under IFRS 15, revenue from construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under the superseded standards, revenue was recognized when it was probable that work performed would result in revenue; under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications.
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities and includes new guidance which aligns hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting, introducing greater judgment to assess the effectiveness of a hedging relationship. We adopted the standard on January 1, 2018 using transitional provisions permitting us to not restate prior period comparative information, recording an insignificant adjustment to opening equity.
Refer to the Accounting Judgments subsection within Part 5 of this MD&A for additional information relating to these new accounting standards and to Note 2(b) of our 2018 consolidated financial statements for the impact of the adoption and an overview of the new accounting policies.
Consolidated Financial Information
IFRS uses a control-based model to determine if consolidation is required. Therefore, we are deemed to control an investment if we (1) exercise power over the investee; (2) are exposed to variable returns from our involvement with the investee; and (3) have the ability to use our power to affect the amount of the returns. Due to the ownership structure of many of our subsidiaries, we control entities in which we hold only a minority economic interest. Please refer to Part 2 of this MD&A for additional information.

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Accounting Estimates
The significant estimates used in determining the recorded amounts for assets and liabilities in the consolidated financial statements include the following:

i.	Investment Properties
We classify the majority of the property assets within our Real Estate segment as investment properties. We determine investment property valuations by undertaking one of two accepted methods: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a terminal capitalization rate, typically used for our office, retail and logistics assets; or (ii) undertaking a direct capitalization approach, typically used for our multifamily, triple net lease, self-storage, student housing and manufactured housing assets, whereby a capitalization rate is applied to current cash flows. Investment property valuations are updated quarterly, with gains or losses on revaluation reflected in net income.
Our valuations are prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type.
The majority of underlying cash flows in the models are comprised of contracted leases, many of which are long-term, with our core office portfolio having a combined 94% occupancy level and an average 8.3-year lease life, while our core retail portfolio has an occupancy rate of 97%. The models also include property-level assumptions for renewal probabilities, future leasing rates and capital expenditures. These are reviewed as part of the business planning process and external market data is utilized when determining the cash flows associated with lease renewals.
The valuation models must also be updated to reflect the appropriate discount rates and capitalization rates at the asset level. We verify our discount and terminal rate inputs by comparing to market data, third-party reports, research material and broker opinions. In certain circumstances, these rates are prepared by third-party consultants. For core retail properties, we utilize discount rates and capitalization rates provided by an independent third party. When using a direct capitalization method, we use an industry-supported market capitalization rate and apply that to individual property cash flows on a forward-looking basis up to twelve months, a back-looking basis, or a combination of the two to determine investment property values. Additionally, each year we sell a number of assets, which also provides support for our valuations, as we typically contract at prices comparable to IFRS values.
Once complete, the valuations are subject to various layers of review at the regional and business group senior management level, including an in-depth quantitative and qualitative review by the portfolio manager of the respective asset class. Once approved by the investment teams, the respective portfolio managers present the valuations to the real estate group senior management for final approval.
We test the outcome of our process by having a number of our properties externally appraised each year, including appraisals for core office properties, at least on a three-year rotating basis. We compare the results of the external appraisals to our internally prepared values and reconcile significant differences when they arise. During 2018, 93 of our properties were externally appraised, representing $36 billion of assets; external appraisals were within 1% of management’s valuations.
The valuations are most sensitive to changes in cash flows, which include assumptions relating to lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs; discount rates; and terminal capitalization rates. The key valuation metrics of our real estate assets at the end of 2018 and 2017 are summarized below.

	Core Office		Core Retail[1]		LP Investments and Other		Weighted Average
AS AT DEC. 31	2018	2017	2018	2017	2018	2017	2018	2017
Discount rate	6.8%	6.9%	7.1%	n/a	7.5%	7.3%	7.2%	7.1%
Terminal capitalization rate	5.7%	5.8%	6.0%	n/a	6.9%	7.0%	6.1%	6.2%
Investment horizon (years)	11	11	12	n/a	8	9	10	10

1.
After obtaining control of GGP on August 28, 2018, we are now consolidating multiple investment properties in our core retail operations. Please see Note 5 of the consolidated financial statements for additional information.

2018 MD&A AND FINANCIAL STATEMENTS 85

The determination of fair value requires the use of estimates which have been applied in a manner consistent with that in the prior year. There are currently no known trends, events or uncertainties that we reasonably believe could have a sufficiently pervasive impact across our businesses, which are diversified by asset class, geography and market, to materially affect the methodologies or assumptions used to determine the estimated fair values. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates across different geographies and markets, such as discount rates and terminal capitalization rates, often move independently of one another and not necessarily in the same direction or to the same degree. Furthermore, impacts on our estimated values from changes in discount rates, terminal capitalization rates and cash flows are usually inversely correlated as the circumstances that typically give rise to increased interest rates (e.g. strong economic growth, inflation) usually give rise to increased cash flows at the asset level.
The following table presents the impact on the fair value of our consolidated investment properties as at December 31, 2018 from a 25-basis point change to the relevant unobservable inputs. For properties valued using the discounted cash flow method, the basis point change in valuation metrics relates to a change in discount and terminal capitalization rates. For properties valued using the direct capitalization approach, the basis point change in valuation metrics relates to a change in the overall capitalization rate.

AS AT DEC. 31, 2018 (MILLIONS)	Fair Value	Sensitivity
Core office
United States	$15,237	$837
Canada	4,245	329
Australia	2,391	201
Europe	1,331	—
Brazil	329	10
Core retail	17,607	612
LP Investments and other
LP Investments office	8,438	517
LP Investments retail	3,414	143
Logistics	183	8
Mixed-use	12,086	140
Multifamily	4,151	255
Triple net lease	5,067	176
Self-storage	931	30
Student housing	2,417	82
Manufactured housing	2,369	104
Other investment properties	4,113	220
Total	$84,309	$3,664

ii.	Revaluation Method for PP&E
Within our Infrastructure and Renewable Power segments, we revalue our PP&E using a discounted cash flow (“DCF”) approach; our Real Estate hospitality assets are valued using the depreciated replacement cost method. PP&E within our Private Equity segment is recorded at cost less accumulated depreciation and impairment losses.
Assets subject to the revaluation approach are revalued annually following a bottom-up approach, starting at the operating level with local professionals, and involving multiple levels of review, including by senior management. Changes in fair value are reported through other comprehensive income as revaluation surplus. Underlying cash flows used in DCF models are subject to detailed reviews as part of the business planning, with discount rates and other key variable inputs reviewed for reasonability and the models reviewed for mathematical accuracy. Key inputs are frequently compared to third-party reports commissioned by the respective entities to assess reasonability. In addition, comparable market transactions are analyzed to consider for benchmarking. Additional information about the revaluation methodology and current year results is provided below.
When determining the carrying value of PP&E using the revaluation method, the company uses the following assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of PP&E under development includes estimates in respect of the timing and cost to complete the development. This process is further discussed in Part 2 of this MD&A.

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Renewable Power
Perpetual renewable power assets, such as many of our hydroelectric facilities, are revalued using 20-year discounted cash flow models with a terminal value that is determined, where appropriate, using the Gordon growth model. For assets with finite lives, such as wind and solar farms, the cash flow model is based on the estimated remaining service life and the residual asset value is used to represent the terminal value. Key inputs into the models, which include forward merchant power prices, energy generation estimates, operating and capital expenditures, tax rates, terminal capitalization rates and discount rates are assessed on an asset-by-asset basis as part of the bottom-up preparation and review process. The key inputs that affect cash flow projections are outlined below:

•
To determine estimated future energy pricing, we consider the contract pricing for the proportion of our revenue that is subject to power purchase agreements. Long-term pricing is driven by the economics required to support new entrants into the various power markets in which we operate. Our long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe and 2022 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Once the year of new entrant is determined, data from industry sources, as well as inputs from our development teams, is used to model the all-in cost of the expected technology mix of new construction, and the resulting market price required to support its development. For the North American and European businesses, we have estimated our renewable power assets will contract at discount to new-build wind prices (the most likely source of new renewable generation in those regions). In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development. For the remaining pricing, referred to as merchant pricing, we use a mix of external data and our own estimates to derive the price curves.

•
Short-term merchant revenue forecasts consist of four years of externally sourced broker quotes in North America, two years of gas pricing in Europe and a combination of short-term contracts and local market pricing in South America. Short-term pricing is linked by linear extrapolation to long-term power views.

•
Energy generation forecasts are based on LTA for which we have significant historical data. LTA for hydroelectric facilities is based on third-party engineering reports commissioned during asset acquisitions and financing activities. These studies are based on statistical models supported by decades of historical river flow data. Similarly, LTA for wind facilities is based on third-party wind resource studies completed prior to construction or acquisition. LTA for solar facilities is based on third-party irradiance level studies at the location of our project sites during construction or acquisition.

•	Capital expenditure forecasts rely on independent engineering reports commissioned from reputable third-party firms during underwriting or financings.
Our discount rates, which are adjusted based on asset level and regional considerations, are compared to those used by third-party valuators for reasonability.
Review of our models also includes assessing comparable market transactions and reviewing third-party valuator reports. We compare EBITDA multiples and value per MW at the asset level to recent market transactions, and on a portfolio basis, we compare the valuation multiples to our most comparable competitors in the market and the resulting book value of our equity after revaluation to our share price in the market. Specifically, we have noted from reviews of market transactions in the U.S. northeast that the multiples paid for the asset indicate that market participants likely share our view on escalating power prices in the region. We also confirm the reasonability of our values through the use of a third-party valuator which provides an opinion on the valuation method and results. Each year we have a valuation report provided on approximately one-third of the assets, providing a reasonableness opinion in the range of +/- 10%. We compare our valuations to this report, along with other inputs, ensuring that they are within the reasonable range.
In 2018, the fair value of the PP&E in our Renewable Power segment increased by $5.6 billion, primarily attributable to the release of acquisition risk premiums factored into the initial valuations of PP&E held by Isagen, TERP and Terraform Global following successful integration into our operations and the impact of the U.S. tax reform, partially offset by the weakening of foreign currencies against the U.S. dollar.

2018 MD&A AND FINANCIAL STATEMENTS 87

The key valuation metrics of our hydroelectric, wind and solar generating facilities at the end of 2018 and 2017 are summarized below:

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2018	2017	2018	2017	2018	2017	2018	2017
Discount rate
Contracted	4.8 – 5.6%	4.9 – 6.0%	9.0%	8.9%	9.6%	11.3%	4.0 – 4.3%	4.1 – 4.5%
Uncontracted	6.4 – 7.2%	6.5 – 7.6%	10.3%	10.2%	10.9%	12.6%	5.8 – 6.1%	5.9 – 6.3%
Terminal capitalization rate[1]	6.1 – 7.1%	6.2 – 7.5%	n/a	n/a	10.4%	12.6%	n/a	n/a
Exit date	2039	2037	2047	2032	2038	2037	2033	2031

1.	The terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
The following table presents the impact on fair value of property, plant and equipment in our Renewable Power segment as at December 31, 2018 from a 25-basis point change in discount and terminal capitalization rates, as well as a 5% change in electricity prices:

AS AT DEC. 31, 2018 (MILLIONS)
25 bps change in discount and terminal capitalization rates[1]
North America	$1,230
Colombia	215
Brazil	80
Europe	20
5% change in electricity prices
North America	1,150
Colombia	440
Brazil	100
Europe	20

1.	Terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the United States and Canada. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration at December 31, 2018, including a one-time 30-year renewal for applicable hydroelectric assets, is 29 years (2017 – 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.
Energy Contracts
We substantially transferred our North American energy marketing function (formerly Brookfield Energy Marketing Inc., or BEMI) to BEP on October 31, 2018 along with our long-term power contract in Ontario. BEP will assume all the benefits of the contract, some of which previously accrued to us. The value of the net benefits transferred to BEP was paid for by a reduction of the price paid by us to BEP on the New York contract which we continue to hold. Under the New York contract, we are required to purchase power that BEP generates at certain of its New York assets at a fixed price. Based on LTA, we purchase approximately 3,600 GWh of power each year. The fixed price that BAM is required to pay BEP will gradually step down over time by $3/MWh from 2021 to 2025 and $5/MWh in 2026 resulting in an approximate $20/MWh reduction by 2026 which will continue until the contract expires in 2046.
As a result of the transfer described above, the New York power contract is the only power contract that remains in place between BAM and BEP. The contract is valued annually based on price curves as at December 31 incorporating revised discount rates as required. As at December 31, 2018, the contract was valued using weighted-average forward power price estimates of approximately $69/MWh in years 1-10 and $125/MWh in years 11-20, using a discount rate of approximately 7.2%.
Infrastructure
Our infrastructure assets, revalued using DCF models, are generally subject to contractual and regulatory frameworks that underpin the cash flows. We also include the benefits of development projects for existing in-place assets to the extent that they have been determined to be feasible, typically by external parties, and have received the appropriate approvals. We are unable to include the benefits of development projects within our business that are not considered improvements to existing PP&E.

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The underlying cash flow models supporting the revaluation process include a number of different inputs and variables with risks mitigated through controls incorporated in the bottom-up preparation and review process. Inputs are reviewed for qualitative and quantitative considerations and the mechanical accuracy is tested by appropriate finance and investment professionals. Once complete, the portfolio management team presents the valuations to the infrastructure CEO, COO and CFO for approval.
As part of our process, we analyze comparable market transactions that we can consider for the purposes of benchmarking our analysis. Metrics such as the implied current year or forward-looking EBITDA multiples are reviewed against market transactions to assess whether our valuations are appropriate. On an overall segment level, we also assess whether the inputs used in the models are consistent amongst asset classes and geographies, where applicable, or that asset specific differences are supportable considering transactions in a given asset class or market.
We obtain third-party appraisals on the assets that are held through private funds on a three-year rotating basis. These appraisals are not directly utilized in the financial statements, rather they are used to confirm that management’s assumptions in determining fair value are within a reasonable range.
On an aggregate basis, the value of the appraised assets is greater than the book value because a significant portion of our infrastructure operations assets such as public service concessions are classified as intangible assets. These intangible assets are carried at amortized cost, subject to impairment tests, and are amortized over their useful lives. In addition, we have contracted growth projects within our businesses that cannot be included in IFRS fair value unless these relate to improvements on existing PP&E.
Within our Infrastructure segment, we reported valuation gains of $472 million in 2018. The increase was primarily due to growth capital deployed in the year, higher cash flows in our U.K. regulated distribution business and increased volumes following the completion of development initiatives across the portfolio.
The key valuation metrics of our utilities, transport, energy and data infrastructure operations are summarized below:

	Utilities		Transport		Energy		Data Infrastructure
AS AT DEC. 31	2018	2017	2018	2017	2018	2017	2018	2017
Discount rate	7 – 14%	7 – 12%	10 – 13%	10 – 15%	12 – 15%	12 – 15%	13 – 15%	n/a
Terminal capitalization multiples	8x – 22x	7x – 21x	9x – 14x	9x – 14x	10x – 14x	8x – 13x	10x – 11x	n/a
Investment horizon / Termination valuation date (years)	10 – 20	10 – 20	10 – 20	10 – 20	10	10	10	n/a
Real Estate
Fair values of our hospitality properties, primarily hotel and resort operations, are assessed annually using the depreciated replacement cost method, which factors in age, physical condition and construction costs of the properties. Fair values of hospitality properties are also reviewed in reference to each asset’s enterprise value which is determined using a discounted cash flow model. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the PP&E of the hospitality business only and do not include, for example, any associated intangible assets.
Revaluation within our real estate PP&E increased the fair value of our hospitality assets by $245 million. The increase was due to capital improvements completed during the year which improved the physical condition and replacement cost of the properties.

iii.	Sustainable Resources
The fair value of standing timber and agricultural assets is based on the following estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

iv.	Financial Instruments
Financial assets, financial contracts and other contractual arrangements that are treated as derivatives are recorded at fair value in our financial statements and changes in their value are recorded in net income or other comprehensive income, depending on their nature and business purpose. The more significant and more common financial contracts and contractual arrangements employed in our business that are fair valued include: interest rate contracts, foreign exchange contracts and agreements for the sale of electricity. Financial assets and liabilities may be classified as level 1, 2 or 3 in the fair value hierarchy. Refer to Note 6 – Fair Value of Financial Instruments within the notes to the consolidated financial statements for additional information.

2018 MD&A AND FINANCIAL STATEMENTS 89

Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.

v.	Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future selling prices and future development costs.

vi.	Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts. Equity accounted investment, which follow the same accounting principles as our consolidated operations, include amounts recorded at fair value and amounts recorded at amortized cost or cost, depending on the nature of the underlying assets.
Accounting Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:

i.	Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership. Refer to Part 2 of this MD&A for additional information.

ii.	Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.

iii.	Property, Plant and Equipment
The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.

iv.	Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15, the new revenue recognition standard, requires a contract’s transaction price to be allocated to each distinct performance obligation when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.

90 BROOKFIELD ASSET MANAGEMENT

Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 2(b) of the consolidated financial statements.

v.	Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.

vi.	Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

vii.	Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis that the carrying value of the investment property will be recovered substantially through use.

viii.	Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.

ix.	Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes, the likelihood and timing of anticipated transactions for hedge accounting and the determination of functional currency.

2018 MD&A AND FINANCIAL STATEMENTS 91

MANAGEMENT REPRESENTATIONS AND INTERNAL CONTROLS
Assessment and Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the company’s internal control over financial reporting as of December 31, 2018 and based on that assessment concluded that, as of December 31, 2018, our internal control over financial reporting was effective. Refer to Management’s Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures
Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2018. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2018 in providing reasonable assurance that material information relating to the company and our consolidated subsidiaries would be made known to them by others within those entities.
Declarations Under the Dutch Act of Financial Supervision
The members of the Corporate Executive Board, as defined in the Dutch Act of Financial Supervision (“Dutch Act”), as required by section 5:25c, paragraph 2, under c of the Dutch Act confirm that to the best of their knowledge:

•
The 2018 consolidated financial statements accompanied by this MD&A give a true and fair view of the assets, liabilities, financial position, and profit or loss of the company and the undertakings included in the consolidated financial statements taken as whole; and

•
The management report included in this MD&A gives a true and fair review of the information required under the Dutch Act regarding the company and the undertakings included in the consolidated financial statements taken as a whole as of December 31, 2018, and of the development and performance of the business for the financial year then ended.

RELATED PARTY TRANSACTIONS
In the normal course of operations, we enter into transactions on market terms with related parties, including consolidated and equity accounted entities, which have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: manager or partnership agreements; base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets.
There were no significant related party transactions during the years ended December 31, 2018 or December 31, 2017.

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PART 6 – BUSINESS ENVIRONMENT AND RISKS
This section contains a review of certain aspects of the business environment and risks that could affect our performance.
The following is a review of certain risks that could materially adversely impact our business, financial condition, results of operations, cash flows and the value of our securities. Additional risks and uncertainties not previously known to the company, or that the company currently deems immaterial, may also impact our operations and financial results.

a)	Volatility in the Trading Price of Our Class A Shares
The trading price of our Class A shares is subject to volatility due to market conditions and other factors and cannot be predicted.
Our shareholders may not be able to sell their Class A shares at or above the price at which they purchased such shares due to trading price fluctuations in the capital markets. The trading price could fluctuate significantly in response to factors both related and unrelated to our operating performance and/or future prospects, including, but not limited to: (i) variations in our operating results and financial condition; (ii) actual or prospective changes in government laws, rules or regulations affecting our businesses; (iii) material announcements by us, our affiliates or our competitors; (iv) market conditions and events specific to the industries in which we operate; (v) changes in general economic conditions; (vi) changes in the values of our investments (including in the market price of our listed partnerships and other publicly traded affiliates) or changes in the amount of distributions, dividends or interest paid in respect of investments; (vii) differences between our actual financial and operating results and those expected by investors and analysts; (viii) changes in analysts’ recommendations or earnings projections; (ix) changes in the extent of analysts’ interest in covering the Corporation and its publicly traded affiliates; (x) the depth and liquidity of the market for our Class A shares; (xi) dilution from the issuance of additional equity; (xii) investor perception of our businesses and the industries in which we operate; (xiii) investment restrictions; (xiv) our dividend policy; (xv) the departure of key executives; (xvi) sales of Class A shares by senior management or significant shareholders; and (xvii) the materialization of other risks described in this section.

b)	Reputation
Actions or conduct that have a negative impact on investors’ or stakeholders’ perception of us could adversely impact our ability to attract and/or retain investor capital and generate fee revenue.
The growth of our asset management business relies on continuous fundraising for various private and public investment products. We depend on our business relationships and our reputation for integrity and high-calibre asset management services to attract and retain investors and advisory clients, and to pursue investment opportunities for us and the public and private entities we manage. If we are unable to continue to raise capital from third-party investors, either privately, publicly or both, and otherwise are unable to pursue our investment opportunities, this could materially reduce our revenue and cash flow and adversely affect our financial condition.
Poor performance of any kind could damage our reputation with current and potential investors in our managed entities, making it more difficult for us to raise new capital. Investors may decline to invest in current and future managed entities and may withdraw their investments from our managed entities as a result of poor performance in the entity in which they are invested, and investors in our private funds may demand lower fees for new or existing funds, all of which would decrease our revenue.
Because of our various lines of businesses and investment products, some of which have overlapping mandates, we may be subject to a number of actual, potential or perceived conflicts of interest greater than that to which we would otherwise be subject if we had just one line of business or investment product. These conflicts may be magnified for an asset manager that has many different capital sources available to pursue investment opportunities, including investor capital and the Corporation’s own capital. In addition, the senior management team of the Corporation and its affiliates has their own capital invested in Class A shares, directly and indirectly, and may have financial exposures with respect to their own investments which could lead to potential conflicts if such investments are similar to those made by the Corporation or on behalf of investors in entities managed by the Corporation. In addressing these conflicts, we have implemented certain policies and procedures that may be ineffective at mitigating actual, potential or perceived conflicts of interest, or reduce the positive synergies that we cultivate across our businesses. It is also possible that actual, potential or perceived conflicts of interest could give rise to investor dissatisfaction, litigation, regulatory enforcement actions or other detrimental outcomes. Appropriately dealing with conflicts of interest for an asset manager like us is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with actual, potential or perceived conflicts of interest. There has been enhanced regulatory scrutiny of asset manager conflicts in the markets in which we operate and in the U.S. in particular. Such regulatory scrutiny can lead to fines, penalties and other negative consequences. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, business, financial condition or results of operations in a number of ways, including an inability to adequately capitalize existing managed entities or raise new managed entities, including private funds, and a reluctance of counterparties to do business with us.

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The governing agreements of our private funds provide that, subject to certain conditions, third-party investors in these funds will have the right to remove us as general partner or to accelerate the liquidation date of the fund for convenience. Any negative impact to our reputation would be expected to increase the likelihood that a private fund could be terminated by investors for convenience. This effect would be magnified if, as is often the case, an investor is invested in more than one fund. Such an event, were it to occur, would result in a reduction in the fees we would earn from such fund, particularly if we are unable to maximize the value of the fund’s investments during the liquidation process or in the event of the triggering of a “claw-back” for fees already paid out to us as general partner.
We could be negatively impacted if there is misconduct or alleged misconduct by our personnel or those of our portfolio companies in which we and our managed entities invest, including historical misconduct prior to our investment. Risks associated with misconduct at our portfolio companies is heightened in cases where we do not have legal control or significant influence over a particular portfolio company or are not otherwise involved in actively managing a portfolio company. In such situations, given our ownership position and affiliation with the portfolio company, we may still be negatively impacted from a reputational perspective through this association. In addition, even where we have control over a portfolio company, if it is a newly acquired portfolio company that we are in the process of integrating then we may face reputational risks related to historical or current misconduct or alleged misconduct at such portfolio company for a period of time. We may also face increased risk of misconduct to the extent our capital allocated to emerging markets and distressed companies increases. If we face allegations of improper conduct by private litigants or regulators, whether the allegations are valid or invalid or whether the ultimate outcome is favorable or unfavorable to us, such allegations may result in negative publicity and press speculation about us, our investment activities or the asset management industry in general, which could harm our reputation and may be more damaging to our business than to other types of businesses.
We are subject to a number of obligations and standards arising from our asset management business and our authority over the assets we manage. The violation of these obligations and standards by any of our employees may adversely affect our partners and our business and reputation. Our business often requires that we deal with confidential matters of great significance to the companies in which we may invest and to other third parties. If our employees were to improperly use or disclose confidential information, or a security breach results in an inadvertent disclosure of such information, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter employee misconduct or security breaches, and the precautions we take in this regard may not be effective.
Implementation of new investment and growth strategies involves a number of risks that could result in losses and harm our professional reputation, including the risk that the expected results are not achieved, that new strategies are not appropriately planned for or integrated, that new strategies may conflict with, detract from or compete against our existing businesses, and that the investment process, controls and procedures that we have developed will prove insufficient or inadequate. Furthermore, our strategic initiatives may include joint ventures, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon and subject to liability, losses or reputational damage relating to systems, controls and personnel that are not under our complete control or under the control of another.

c)	Asset Management
Investment returns could be lower than target returns due to inappropriate allocation of capital or ineffective investment management, or growth in fee bearing capital could be adversely impacted by poor product development or marketing efforts.
Our value investing strategy focuses on acquiring high-quality businesses on a value basis, executing operational improvements and exiting through a competitive process that optimizes value. The successful execution of our investing strategy is uncertain as it requires suitable opportunities, careful timing and business judgment, as well as the resources to complete asset purchases and restructure them, if required, notwithstanding difficulties experienced in a particular industry.
Our approach to investing entails adding assets to our existing businesses when the competition for assets is weakest; typically, when depressed economic conditions exist in the market relating to a particular entity or industry. Such an investing style carries with it inherent risks when investments are made in either markets or industries that are undergoing some form of dislocation. In addition, there is no certainty that we will be able to identify suitable or sufficient opportunities that meet our investment criteria and be able to acquire additional high-quality assets at attractive prices to supplement our growth in a timely manner, or at all. We may fail to value opportunities accurately or to consider all relevant factors that may be necessary or helpful in evaluating an opportunity, may underestimate the costs necessary to bring an acquisition up to standards established for its intended market position, may be exposed to unexpected risks and costs associated with our investments, including risks arising from alternative technologies that could impair or eliminate the competitive advantage of our business in a particular industry, and/or may be unable to quickly and effectively integrate new acquisitions into our existing operations or exit from the investment on favorable terms.

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In addition, liabilities may exist that we or our managed entities do not discover in due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, we or our managed entities may not be entitled to sufficient, or any, recourse against the contractual counterparties to an acquisition. The failure of a newly acquired business to perform according to expectations could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows. Alternatively, we may be required to sell a business before it has realized our expected level of returns for such business.
We pursue investment opportunities that involve business, regulatory, legal and other complexities. Our tolerance for complexity presents risks, as such transactions can be more difficult, expensive and time consuming to finance and execute, and have a higher risk of execution failure. It can also be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes entail a higher level of regulatory scrutiny or a greater risk of contingent liabilities.
If any of our managed entities perform poorly, our fee-based revenue, cash available for distribution and/or carried interest would decline. Moreover, we could experience losses on our capital invested in our managed entities. Accordingly, our expected returns on these investments may be less than we have assumed in forecasting the value of our business. Certain of our investments may be concentrated in particular asset types or geographic regions, which could exacerbate any negative performance of one or more of our managed entities to the extent those concentrated investments are in assets or regions that experience a market dislocation.
Our business depends on our ability to fundraise third-party capital. Competition from other asset managers for raising public and private capital is intense, with competition based on a variety of factors, including investment performance, the quality of service provided to investors, the quality and availability of investment products, investor liquidity and willingness to invest, and reputation. Poor investment performance could hamper our ability to compete for these sources of capital or force us to reduce our management fees. If poor investment returns or changes in investment mandates prevent us from raising further capital from our existing partners, we may need to identify and attract new investors in order to maintain or increase the size of our private funds, and there are no assurances that we can find new investors. Certain institutional investors may prefer to in source and make direct investments; therefore, becoming competitors and ceasing to be clients and/or make new capital commitments. As competition and disintermediation in the asset management industry increases, we may face pressure to reduce management fees and/or carried interest. If we cannot raise capital from third-party investors, we may be unable to deploy capital into investments and collect management fees, and potentially collect carried interest or transaction fees, which would materially reduce our revenue and cash flows and adversely affect our financial condition.
In pursuing investment returns, we and our managed entities face competition from other investors. Each of our businesses is subject to competition in varying degrees and our competitors may have certain competitive advantages over us. Some of our competitors may have higher risk tolerances, different risk assessments, lower return thresholds, a lower cost of capital, or a lower effective tax rate (or no tax rate at all), all of which could allow them to consider a wider variety of investments and to bid more aggressively than us for investments. We may lose investment opportunities in the future if we do not match investment prices, structures and terms offered by our competitors, some of whom may have synergistic businesses which allow them to consider bidding a higher price than we can reasonably offer. Moreover, if we are forced to compete with other investment firms on the basis of price, we may not be able to maintain our current asset management fee structures, including with respect to base management fees, carried interest or other terms. Some of our competitors may be more successful than us in the development and implementation of new or alternative technology that impacts the demand for, or use of, the businesses or assets that we own and operate. These pressures could reduce investment returns and negatively affect our overall results of operations, cash flows and financial condition. While we attempt to deal with competitive pressures by leveraging our asset management strengths and operating capabilities and compete on more than just price, there is no guarantee these measures will be successful, and we may have difficulty competing for investment opportunities, particularly those offered through auction or other competitive processes.

d)	Laws, Rules and Regulations
Failure to comply with regulatory requirements could result in financial penalties, loss of business, and/or damage to our reputation.
There are many laws, governmental rules and regulations and listing exchange rules that apply to us, our affiliates, our assets and our businesses. Changes in these laws, rules and regulations, or their interpretation by governmental agencies or the courts, could adversely affect our business, assets or prospects, or those of our affiliates, customers, clients or partners. The failure of us, our publicly listed affiliates, or the entities that we manage to comply with these laws, rules and regulations, or with the rules and registration requirements of the respective stock exchanges on which we and they are listed could adversely affect our reputation and financial condition.

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Our asset management business, including our investment advisory and broker-dealer business, is subject to substantial and increasing regulatory compliance obligations and oversight, and this higher level of scrutiny may lead to more regulatory enforcement actions. There continues to be uncertainty regarding the appropriate level of regulation and oversight of asset management businesses in a number of jurisdictions in which we operate. The financial services industry has been the subject of heightened scrutiny, and the SEC has specifically focused on asset managers. The introduction of new legislation and increased regulation may result in increased compliance costs and could materially affect the manner in which we conduct our business and adversely affect our profitability. Although there may be some areas where governments in certain jurisdictions have proposed deregulation, it is difficult to predict the timing and impact of any such deregulation, and we may not materially benefit from any such changes.
Our asset management business is not only regulated in the United States, but also in other jurisdictions where we conduct operations including the EU, the U.K., Canada, Brazil and Australia. Similar to the environment in the U.S., the current environment in jurisdictions outside the U.S. in which we operate has become subject to further regulation. Governmental agencies around the world have proposed or implemented a number of initiatives and additional rules and regulations that could adversely affect our asset management business, and governmental agencies may propose or implement further rules and regulations in the future. These rules and regulations may impact how we market our managed entities in these jurisdictions and introduce compliance obligations with respect to disclosure and transparency, as well as restrictions on investor distributions. Such regulations may also prescribe certain capital requirements on our managed entities, and conditions on the leverage our managed entities may employ and the liquidity these managed entities must have. Compliance with additional regulatory requirements will impose additional compliance burdens and expense for us and could reduce our operating flexibility and fundraising opportunities.
We acquire and develop primarily real estate, renewable power, infrastructure, business services and industrial assets. In doing so, we must comply with extensive and complex municipal, state or provincial, national and international regulations. These regulations can result in uncertainty and delays, and impose on us additional costs, which may adversely affect our results of operations. Changes in these laws may negatively impact us and our businesses or may benefit our competitors or their businesses.
Additionally, liability under such laws, rules and regulations may occur without our fault. In certain cases, parties can pursue legal actions against us to enforce compliance as well as seek damages for non-compliance or for personal injury or property damage. Our insurance may not provide sufficient coverage in the event that a successful claim is made against us.
Our broker-dealer business is regulated by the SEC, the various Canadian provincial securities commissions, as well as self-regulatory organizations. These regulatory bodies may conduct administrative or enforcement proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its directors, officers or employees. Such proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker dealer.
The advisors of certain of our managed entities are registered as investment advisors with the SEC. Registered investment advisors are subject to the requirements and regulations of the Investment Advisers Act of 1940, which grants U.S. supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with laws or regulations. If such powers are exercised, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration, censure and fines. Compliance with these requirements and regulations results in the expenditure of resources, and a failure to comply could result in investigations, financial or other sanctions, and reputational damage.
The Investment Company Act of 1940 (the “40 Act”) and the rules promulgated thereunder provide certain protections to investors and impose certain restrictions on entities that are deemed “investment companies” under the 40 Act. We are not currently, nor do we intend to become, registered as an investment company under the 40 Act. To ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans and the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. If we were required to register as an investment company, we would, among other things, be restricted from engaging in certain business activities (or have conditions placed on our business activities) and issuing certain securities, be required to limit the amount of investments that we make as principal and face other limitations on our activities.

e)	Governmental Investigations and Anti-Bribery and Corruption
Our policies and procedures designed to ensure compliance with applicable laws, including anti-bribery and corruption laws, may not be effective in all instances to prevent violations and as a result we may be subject to related governmental investigations.
We are from time to time subject to various governmental investigations, audits and inquiries, both formal and informal. These investigations, regardless of their outcome, can be costly, divert management attention, and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

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There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area, particularly as we expand our operations globally. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including restrictions imposed by the U.S. Foreign Corrupt Practices Act and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act, the Canadian Corruption of Foreign Public Officials Act, and the Brazilian Clean Company Act. This increased global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted.
Different laws and regulations that are applicable to us may contain conflicting provisions, making our compliance more difficult. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws and regulations or other acts of bribery committed by entities in which we or our managed entities invest.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.

f)	Foreign Exchange and Other Financial Exposures
Foreign exchange rate fluctuations could adversely impact our aggregate foreign currency exposure and hedging strategies may not be effective.
We have pursued and intend to continue to pursue growth opportunities in international markets, and often invest in countries where the U.S. dollar is not the local currency. As a result, we are subject to foreign currency risk due to potential fluctuations in exchange rates between foreign currencies and the U.S. dollar. A significant depreciation in the value of the currency utilized in one or more countries where we have a significant presence may have a material adverse effect on the results of our operations and financial position. In addition, we are active in certain markets whose economic growth is dependent on the price of commodities and the currencies in these markets can be more volatile as a result.
Our businesses are impacted by changes in currency rates, interest rates, commodity prices and other financial exposures. We selectively utilize financial instruments to manage these exposures, including credit default swaps and other derivatives to hedge certain of our financial positions. However, a significant portion of these risks may remain unhedged. We may also choose to establish unhedged positions in the ordinary course of business.
There is no assurance that hedging strategies, to the extent they are used, will fully mitigate the risks they are intended to offset. Additionally, derivatives that we use are also subject to their own unique set of risks, including counterparty risk with respect to the financial well-being of the party on the other side of these transactions and a potential requirement to fund mark-to-market adjustments. Our financial risk management policies may not ultimately be effective at managing these risks.
The Dodd-Frank Act and similar laws in other jurisdictions impose rules and regulations governing oversight of the over-the-counter derivatives market and its participants. These regulations may impose additional costs and regulatory scrutiny on us. If our derivative transactions are required to be executed through exchanges or regulated facilities, we will face incremental collateral requirements in the form of initial margin and require variation margin to be cash settled on a daily basis. Such an increase in margin requirements (relative to bilateral agreements), were it to occur, perhaps combined with a more restricted list of securities that qualify as eligible collateral, would require us to hold larger positions in cash and treasuries, which could reduce income. We cannot predict the effect of changing derivatives legislation on our hedging costs, our hedging strategy or its implementation, or the risks that we hedge. Regulation of derivatives may increase the cost of derivative contracts, reduce the availability of derivatives to protect against operational risk and reduce the liquidity of the derivatives market, all of which may reduce our use of derivatives and result in the increased volatility and decreased predictability of our cash flows.

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g)	Temporary Investments
We may be unable to syndicate, assign or transfer financial commitments entered into in support of our asset management franchise.
We periodically enter into agreements that commit us to acquire assets or securities in order to support our asset management franchise. For example, we may acquire an asset suitable for a particular managed entity that we are fundraising and warehouse that asset through the fundraising period before transferring the asset to the managed entity for which it was intended. Or, as another example, for a particular acquisition transaction we may commit capital as part of a consortium alongside certain of our managed entities with the expectation that we will syndicate or assign all or a portion of our own commitment to other investors prior to, at the same time as, or subsequent to, the anticipated closing of the transaction. In all of these cases, our support is intended to be of a temporary nature and we engage in this activity in order to further the growth and development of our asset management franchise. By leveraging the Corporation’s financial position to make temporary investments we can execute on investment opportunities prior to obtaining all third-party equity financing that we seek, and these opportunities may otherwise not be available without the Corporation’s initial equity participation.
While it is often our intention in these arrangements that the Corporation’s direct participation be of a temporary nature, we may be unable to syndicate, assign or transfer our interest as we intended and therefore may be required to take or keep ownership of an asset for an extended period. This would increase the amount of our own capital deployed to certain assets and could have an adverse impact on our liquidity, which may reduce our ability to pursue further acquisitions or meet other financial commitments.

h)	Interest Rates
Rising interest rates could increase our interest costs and adversely affect our financial performance.
A number of our long-life assets are interest rate sensitive. Increases in interest rates will, other things being equal, decrease the value of an asset by reducing the present value of the cash flows expected to be produced by such asset. As the value of an asset declines as a result of interest rate increases, certain financial and other covenants under credit agreements governing such asset could be breached, even if we have satisfied and continue to satisfy our payment obligations thereunder. Such a breach could result in negative consequences on our financial performance and results of operations.
Additionally, any of our debt or preferred shares that are subject to variable interest rates, either as an obligation with a variable interest rate or as an obligation with a fixed interest rate that resets into a variable interest rate in the future, are subject to interest rate risk.  Further, the value of any debt or preferred share that is subject to a fixed interest rate will be determined based on the prevailing interest rates and, accordingly, this type of debt or preferred share is also subject to interest rate risk.
In addition, interest rates currently remain at low levels in many jurisdictions in which we operate. These rates may remain relatively low, but they may rise significantly at some point in the future, either gradually or abruptly. A sudden or unexpected increase in interest rates may cause certain market dislocations that could negatively impact our financial performance. Interest rate increases would also increase the amount of cash required to service our obligations and our earnings could be adversely impacted as a result thereof.
The Financial Conduct Authority in the U.K. has announced that it will cease to compel banks to participate in LIBOR after 2021. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create risks and challenges for us, the entities that we manage, and our portfolio companies. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes.

i)	Financial and Liquidity
Cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise.
We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, or we may need to dispose of one or

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more of our assets on disadvantageous terms, or raise equity, thereby causing dilution to existing shareholders. Regulatory changes may also result in higher borrowing costs and reduced access to credit.
The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, adequate insurance coverage and certain credit ratings. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations.
A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor. Further, because our investment strategy can entail our having representation on public portfolio company boards, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other owners result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations.
Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized. Realizations at values significantly lower than the values at which investments have been recorded would result in losses, a decline in asset management fees and the potential loss of carried interest and incentive fees.
We enter into financing commitments in the normal course of business, which we may be required to fund. Additionally, from time to time, we may guarantee the obligations of other entities that we manage and/or invest in. If we are required to fund these commitments and are unable to do so, this could result in damages being pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit.

j)	Human Capital
Ineffective maintenance of our culture, or ineffective management of human capital could adversely impact our asset management business and financial performance.
In all of our markets, we face competition in connection with the attraction and retention of qualified employees. Our ability to compete effectively in our businesses will depend upon our ability to attract new employees and retain and motivate our existing employees. If we are unable to attract and retain qualified employees this could limit our ability to compete successfully and achieve our business objectives, which could negatively impact our business, financial condition and results of operations.
Our senior management team has a significant role in our success and oversees the execution of our value investing strategy. Our ability to retain and motivate our management team or attract suitable replacements should any members of our management team leave is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that we can offer.
We may experience departures of key professionals in the future. We cannot predict the impact that any such departures will have on our ability to achieve our objectives, and such departures could adversely impact our financial condition and cash flow. Competition for the best human capital is intense and the loss of services from key members of the management team or a limitation in their availability could adversely impact our financial condition and cash flow. Furthermore, such a loss could be negatively perceived in the capital markets. Our human capital risks may be exacerbated by the fact that we do not maintain any key person insurance.
Our senior management team possesses substantial experience and expertise and has strong business relationships with investors in our managed entities and other members of the business communities and industries in which we operate. As a result, the loss of these personnel could jeopardize our relationships with investors in our managed entities and other members of the business communities and industries in which we operate and result in the reduction of our assets under management or fewer investment opportunities. The conduct of our businesses and the execution of our strategy rely heavily on teamwork. Our continued ability to respond promptly to opportunities and challenges as they arise depends on co-operation and co-ordination across our organization and our team-oriented management structure, which may not materialize in the way we expect.
A portion of the workforce in some of our businesses is unionized. If we are unable to negotiate acceptable collective bargaining agreements with any of our unions as existing agreements expire we could experience a work stoppage, which could result in a significant disruption to the affected operations, higher ongoing labor costs and restrictions on our ability to maximize the efficiency of our operations, all of which could have an adverse effect on our financial results.

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k)	Geopolitical
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses that are based outside of North America and we may pursue investments in unfamiliar markets, which may expose us to additional risks not typically associated with investing in North America. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of our major markets and in other parts of the world in which we conduct business from factors such as political conflict, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions (or the departure of a union member - e.g., Brexit) and political corruption; the materialization of one or more of these risks could negatively affect our financial performance. For example, although the long-term impact on economic conditions is uncertain, Brexit may have an adverse effect on the rate of economic growth in the U.K. and continental Europe.
Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) less developed or efficient financial markets than in North America; (vii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (viii) less government supervision and regulation; (ix) a less developed legal or regulatory environment; (x) heightened exposure to corruption risk; (xi) political hostility to investments by foreign investors; (xii) less publicly available information in respect of companies in non-North American markets; (xiii) adversely higher or lower rates of inflation; (xiv) higher transaction costs; (xv) difficulty in enforcing contractual obligations and expropriation or confiscation of assets; and (xvi) fewer investor protections.
Unforeseen political events in markets where we have significant investors and/or where we own and operate assets or may look to for further growth of our businesses, such as the U.S., Brazilian, European, Middle Eastern and Asian markets, may create economic uncertainty that has a negative impact on our financial performance. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our investors, customers and suppliers, as well as altering the relationship among tariffs and currencies, including the value of the British pound and the Euro relative to the U.S. dollar. Disruptions and uncertainties could adversely affect our financial condition, operating results and cash flows. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in the U.S., Brazil, Europe, Middle East, Asia and elsewhere.

l)	Economic Conditions
Unfavorable economic conditions or changes in the industries in which we operate could adversely impact our financial performance.
We are exposed to local, regional, national and international economic conditions and other events and occurrences beyond our control, including, but not limited to, the following: credit and capital market volatility; business investment levels; government spending levels; consumer spending levels; changes in laws, rules or regulations; trade barriers; commodity prices; currency exchange rates and controls; national and international political circumstances (including wars, terrorist acts or security operations); changes in interest rates; inflation rates; the rate and direction of economic growth; and general economic uncertainty. On a global basis, certain industries and sectors have created capacity that anticipated higher growth, which has caused volatility across all markets, including commodity markets, which may have a negative impact on our financial performance.
Unfavorable economic conditions could affect the jurisdictions in which our entities are formed and where we own assets and operate businesses, and may cause a reduction in: (i) securities prices; (ii) the liquidity of investments made by us and our managed entities; (iii) the value or performance of the investments made by us and our managed entities; and (iv) the ability of us and our managed entities to raise or deploy capital, each of which could adversely impact our financial condition.
In general, a decline in economic conditions, either in the markets or industries in which we participate, or both, will result in downward pressure on our operating margins and asset values as a result of lower demand and increased price competition for the services and products that we provide. In particular, given the importance of the U.S. to our operations, an economic downturn in this market could have a significant adverse effect on our operating margins and asset values.

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Many of our private funds have a finite life that may require us to exit an investment made in a fund at an inopportune time. Volatility in the exit markets for these investments, increasing levels of capital required to finance companies to exit and rising enterprise value thresholds to go public or complete a strategic sale can all contribute to the risk that we will not be able to exit a private fund investment successfully. We cannot always control the timing of our private fund investment exits or our realizations upon exit.
If global economic conditions deteriorate, our investment performance could suffer, resulting in, for example, the payment of less or no carried interest to us. The payment of less or no carried interest to us could cause our cash flow from operations to decrease, which could materially adversely affect our liquidity position and the amount of cash we have on hand to conduct our operations. A reduction in our cash flow from operations could, in turn, require us to rely on other sources of cash such as the capital markets which may not be available to us on acceptable terms, or debt and other forms of leverage.
In addition, in an economic downturn, there is an increased risk of default by counterparties to our investments and other transactions. In these circumstances, it is more likely that such transactions will fail or perform poorly, which may in turn have a material adverse effect on our business, results of operation and financial condition.

m)	Tax
Reassessments by tax authorities or changes in tax laws could create additional tax costs for us.
Our structure is based on prevailing taxation law and practice in the local jurisdictions in which we operate. Any change in tax policy, tax legislation (including in relation to taxation rates), the interpretation of tax policy or legislation or practice in these jurisdictions could adversely affect the return we earn on our investments, the level of capital available to be invested by us or our managed entities and the willingness of investors to invest in our managed entities. This risk would include any reassessments by tax authorities on our tax returns if we were to incorrectly interpret or apply any tax policy, legislation or practice.
Taxes and other constraints that would apply to our operating entities in such jurisdictions may not apply to local institutions or other parties such as state-owned enterprises, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing acquisitions. There are a number of factors that could increase our effective tax rates, which would have a negative impact on our net income, including, but not limited to, changes in the valuation of our deferred tax assets and liabilities and any reassessment of taxes by a taxation authority.
Governments around the world are increasingly seeking to regulate multinational companies and their use of differential tax rates between jurisdictions. This effort includes a greater emphasis by various nations to co-ordinate and share information regarding companies and the taxes they pay. Governmental taxation policies and practices could adversely affect us and, depending on the nature of such policies and practices, could have a greater impact on us than on other companies. As a result of this increased focus on the use of tax planning by multinational companies, we could face reputational risk as a result of negative media coverage of our tax planning.
The Corporation endeavors to be considered a “qualified foreign corporation” for U.S. federal income tax purposes and for the Corporation’s dividends to therefore be considered generally eligible for “qualified dividend” treatment in the U.S. Whether dividends paid by the Corporation will in fact be treated as “qualified dividends” for U.S. federal income tax purposes for a particular shareholder of the Corporation will depend on that shareholder’s specific circumstances, including, but not limited to, the shareholder’s holding period for shares of the Corporation on which dividends are received. The Corporation provides no assurances that any or all of its dividends paid to shareholders will be treated as “qualified dividends” for U.S. federal income tax purposes.

n)	Financial Reporting and Disclosures
Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.
As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition.
Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure and in the case of acquisitions may take time to be fully implemented.

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Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion, or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.

o)	Health, Safety and the Environment
Inadequate or ineffective health and safety programs could result in injuries to employees or the public and, as with ineffective management of environmental and sustainability issues, could damage our reputation, adversely impact our financial performance and may lead to regulatory action.
The ownership and operation of some of the assets held in our portfolio companies carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government-imposed orders to remedy unsafe conditions and contaminated lands and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in the relevant licenses, permits and other approvals obtained by the portfolio companies is crucial.
Our portfolio companies have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards, to obtain and comply with licenses, permits and other approvals, and to assess and manage potential liability exposure. Nevertheless, they may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters, any of which could have a material adverse effect on us.
Health, safety and environmental laws and regulations can change rapidly and significantly, and we and/or our portfolio companies may become subject to more stringent laws and regulations in the future. The occurrence of any adverse health, safety or environmental event, or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on operations and/or result in material expenditures.
Owners and operators of real assets may become liable for the costs of removal and remediation of certain hazardous substances released or deposited on or in their properties, or at other locations regardless of whether or not the owner and operator caused the release or deposit of such hazardous materials. These costs could be significant and could reduce cash available for our businesses. The failure to remove or remediate such substances, if any, could adversely affect our ability to sell our assets or to borrow using these assets as collateral, and could potentially result in claims or other proceedings.
Certain of our businesses are involved in using, handling or transporting substances that are toxic, combustible or otherwise hazardous to the environment and may be in close proximity to environmentally sensitive areas or densely populated communities. If a leak, spill or other environmental incident occurred, it could result in substantial fines or penalties being imposed by regulatory authorities, revocation of licenses or permits required to operate the business, the imposition of more stringent conditions in those licenses or permits or legal claims for compensation (including punitive damages) by affected stakeholders.
There is increasing stakeholder interest in environment, social and governance (“ESG”) factors and how they are managed. ESG factors include carbon footprints, human capital and labor management, corporate governance, gender diversity and privacy and data security, among others. Increasingly, investors and lenders are incorporating ESG factors into their investment or lending process, respectively, alongside traditional financial considerations. Investors or potential investors in our managed entities or in Brookfield may not invest given certain industries in which we operate. If we are unable to successfully integrate ESG factors into our practices, we may incur a higher cost of capital or lower interest in our debt and/or equity securities.
Global ESG challenges such as carbon footprints, privacy and data security, demographic shifts and regulatory pressures are introducing new risk factors for us that we may not have dealt with previously. If we are unable to successfully manage our ESG compliance, this could have a negative impact on our reputation and our ability to raise future public and private capital, and could be detrimental to our economic value and the value of our managed entities.

p)	Catastrophic Event/Loss, Climate Change, and Terrorism (including Cyber Terrorism)
Catastrophic events (or combination of events), such as earthquakes, tornadoes, floods, terrorism/sabotage, or fire, as well as cyber terrorism, could adversely impact our financial performance.
Our assets under management could be exposed to effects of catastrophic events, such as severe weather conditions, natural disasters, major accidents, acts of malicious destruction, sabotage, war or terrorism, which could materially adversely impact our operations.

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Ongoing changes to the physical climate in which we operate may have an impact on our businesses. Changes in weather patterns or extreme weather (such as floods, hurricanes and other storms) may impact hydrology and/or wind levels, thereby influencing power generation levels, affect other of our businesses or damage our assets. Further, rising sea levels could, in the future, affect the value of any low-lying coastal real assets that we may own or develop, result in the imposition of new property taxes or increase property insurance rates. Climate change may also give rise to changes in regulations and consumer sentiment that could have a negative impact on our operations by increasing the costs of operating our business. The adverse effects of climate change and related regulation at provincial or state, federal and international levels could have a material adverse effect on our business, financial position, results of operations or cash flows.
Our commercial office portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be threatened by terrorist attacks or acts of war. Furthermore, many of our properties consist of high-rise buildings which may also be subject to this actual or perceived threat. The perceived threat of a terrorist attack or outbreak of war could negatively impact our ability to lease office space in our real estate portfolio. Renewable power and infrastructure assets such as roads, railways, power generation facilities and ports, may also be targeted by terrorist organizations or in acts of war. Any damage or business interruption costs as a result of uninsured or underinsured acts of terrorism or war could result in a material cost to us and could adversely affect our business, financial condition or results of operation. Adequate terrorism insurance may not be available at rates we believe to be reasonable in the future. These risks could be heightened by foreign policy decisions of the U.S. (where we have significant operations) and other influential countries or general geopolitical conditions.
We rely on certain information technology systems, including the systems of others with whom we do business, which may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade or sabotage these systems, through the introduction of computer viruses, fraudulent emails, cyber-attacks or other means. Such acts of cyber terrorism could originate from a variety of sources including our own employees or unknown third parties. In addition, cyber security has become a top priority for regulators around the world. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and a compromise in these systems could go undetected for a significant period of time. If these information systems are compromised, we could suffer a disruption in one or more of our businesses and experience, among other things, financial loss; a loss of business opportunities; misappropriation or unauthorized release of confidential or personal information; damage to our systems and those with whom we do business; violations of privacy and other laws, litigation, regulatory penalties or remediation and restoration costs; as well as increased costs to maintain our systems. This could have a negative impact on our operating results and cash flows and result in reputational damage.

q)	Dependence on Information Technology Systems
The failure of our information technology systems could adversely impact our reputation and financial performance.
We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.
We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.

r)	Litigation
We and our affiliates may become involved in legal disputes in Canada, the U.S. and internationally that could adversely impact our financial performance and reputation.
In the normal course of our operations, we become involved in various legal actions, including claims relating to personal injury, property damage, property taxes, land rights and contract and other commercial disputes. The investment decisions we make in our asset management business and the activities of our investment professionals on behalf of the portfolio companies of our managed entities may subject us, our managed entities and our portfolio companies to the risk of third-party litigation. Further, we have significant operations in the U.S. which may, as a result of the prevalence of litigation in the U.S., be more susceptible to legal action than certain of our other operations.
Management of our litigation matters is generally handled by legal counsel in the business unit most directly impacted by the litigation, and not by a centralized legal department. As a result, the management of litigation that we face may not always be appropriate or effective.

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The final outcome with respect to outstanding, pending or future litigation cannot be predicted with certainty, and the resolution of such actions may have an adverse effect on our financial position or results of our operations in a particular quarter or fiscal year. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation. Even if ultimately unsuccessful against us, any litigation has the potential to adversely affect our business, including by damaging our reputation.

s)	Insurance
Losses not covered by insurance may be large, which could adversely impact our financial performance.
We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. We may also self-insure a portion of certain of these risks, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had asset insurance coverage from a third party, could make a claim for recovery. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) that are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.
We also carry directors’ and officers’ liability insurance (D&O insurance) for losses or advancement of defense costs in the event a legal action is brought against the company’s directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees. We may also self-insure a portion of our D&O insurance, and therefore the company may not be able to recover from a third-party insurer in the event that the company, if it had D&O insurance from a third-party insurer, could make a claim for recovery.
For economic efficiency and other reasons, the Corporation and its affiliates may enter into insurance policies as a group which are intended to provide coverage for the entire group. Where group policies are in place, any payments under such policy could have a negative impact on other entities covered under the policy as they may not be able to access adequate insurance in the event it is needed. While management attempts to design coverage limits under group policies to ensure that all entities covered under a policy have access to sufficient insurance coverage, there are no guarantees that these efforts will be effective in obtaining this result.

t)	Credit and Counterparty Risk
Inability to collect amounts owing to us could adversely impact financial performance.
Third parties may not fulfill their payment obligations to us, which could include money, securities or other assets, thereby impacting our operations and financial results. These parties include deal and trading counterparties, governmental agencies, portfolio company customers and financial intermediaries. Third parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure, general economic conditions or other reasons.
We have business lines whose models are to earn investment returns by loaning money to distressed companies, either privately or via an investment in publicly traded debt securities. As a result, we actively take heightened credit risk in other entities from time to time and whether we realize satisfactory investment returns on these loans is uncertain and may be beyond our control. If some of these debt investments fail, our financial performance could be negatively impacted.
Investors in our private funds make capital commitments to these vehicles through the execution of subscription agreements. When a private fund makes an investment, these capital commitments are then satisfied by our investors via capital contributions. Investors in our private funds may default on their capital commitment obligations, which could have an adverse impact on our earnings or result in other negative implications to our businesses such as the requirement to redeploy our own capital to cover such obligations. This impact would be magnified if the investor that does so is in multiple funds.

u)	Real Estate
We face risks specific to our real estate activities.
We invest in commercial properties and are therefore exposed to certain risks inherent in the commercial real estate business. Commercial real estate investments are subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage capital), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords and our ability to provide adequate maintenance at an economical cost.

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Certain expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made whether or not a property is producing sufficient income to service these expenses. Our commercial properties are typically subject to mortgages which require debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or of sale.
Continuation of rental income is dependent on favorable leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. It is possible that we may face a disproportionate amount of space expiring in any one year. Additionally, rental rates could decline, tenant bankruptcies could increase and tenant renewals may not be achieved, particularly in the event of an economic slowdown.
Our retail real estate operations are susceptible to any economic factors that have a negative impact on consumer spending. Lower consumer spending would have an unfavorable effect on the sales of our retail tenants, which could result in their inability or unwillingness to make all payments owing to us, and on our ability to keep existing tenants and attract new tenants. Significant expenditures associated with each equity investment in real estate assets, such as mortgage payments, property taxes and maintenance costs, are generally not reduced when there is a reduction in income from the investment, so our income and cash flow would be adversely affected by a decline in income from our retail properties. In addition, low occupancy or sales at our retail properties, as a result of competition or otherwise, could result in termination of or reduced rent payable under certain of our retail leases, which could adversely affect our retail property revenues.
Our hospitality and multifamily businesses are subject to a range of operating risks common to these industries. The profitability of our investments in these industries may be adversely affected by a number of factors, many of which are outside our control. For example, our hospitality business faces risks relating to hurricanes, earthquakes, tsunamis, and other natural and man-made disasters, the potential spread of contagious diseases such as the Zika virus, and insect infestations more common to rental accommodations. Such factors could limit or reduce the demand for or the prices our hospitality properties are able to obtain for their accommodations or could increase our costs and therefore reduce the profitability of our hospitality businesses. There are numerous housing alternatives which compete with our multifamily properties, including other multifamily properties as well as condominiums and single-family homes. This competitive environment could have a material adverse effect on our ability to lease apartment homes at our present properties or any newly developed or acquired real estate, as well as on the rents realized.

v)	Renewable Power
We face risks specific to our renewable power activities.
Our renewable power operations are subject to changes in the weather, hydrology and price, but also include risks related to equipment or dam failure, counterparty performance, water rental costs, land rental costs, changes in regulatory requirements and other material disruptions.
The revenues generated by our power facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows, wind, irradiance and other elements beyond our control. Hydrology, wind and irradiance levels vary naturally from year to year and may also change permanently because of climate change or other factors. It is therefore possible that low water, wind and irradiance levels at certain of our power generating operations could occur at any time and potentially continue for indefinite periods.
A portion of our renewable power revenue is tied, either directly or indirectly, to the wholesale market price for electricity, which is impacted by a number of external factors beyond our control. Additionally, a portion of the power we generate is sold under long-term power purchase agreements, shorter-term financial instruments and physical electricity contracts which are intended to mitigate the impact of fluctuations in wholesale electricity prices; however, they may not be effective in achieving this outcome. Certain of our power purchase agreements will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us.
In our renewable power operations there is a risk of equipment failure due to wear and tear, latent defect, design error or operator error, among other things. The occurrence of such failures could result in a loss of generating capacity and repairing such failures could require the expenditure of significant capital and other resources. Failures could also result in exposure to significant liability for damages due to harm to the environment, to the public generally or to specific third parties.
In certain cases, some catastrophic events may not excuse us from performing our obligations pursuant to agreements with third parties and we may be liable for damages or suffer further losses as a result.

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w)	Infrastructure
We face risks specific to our infrastructure activities.
Our infrastructure operations include utilities, transport, energy, data infrastructure, timberlands and agriculture operations. Our infrastructure assets include toll roads, telecommunication towers, electricity transmission systems, coal terminal operations, electricity and gas distribution companies, rail networks, ports and data centers. The principal risks facing the regulated and unregulated businesses comprising our infrastructure operations relate to government regulation, general economic conditions and other material disruptions, counterparty performance, capital expenditure requirements and land use.
Many of our infrastructure operations are subject to forms of economic regulation, including with respect to revenues. If any of the respective regulators in the jurisdictions in which we operate decide to change the tolls or rates we are allowed to charge, or the amounts of the provisions we are allowed to collect, we may not be able to earn the rate of return on our investments that we had planned, or we may not be able to recover our initial cost.
General economic conditions affect international demand for the commodities handled and services provided by our infrastructure operations and the goods produced and sold by our timberlands and agriculture businesses. A downturn in the economy generally, or specific to any of our infrastructure businesses, may lead to bankruptcies or liquidations of one or more large customers, which could reduce our revenues, increase our bad debt expense, reduce our ability to make capital expenditures or have other adverse effects on us.
Some of our infrastructure operations have customer contracts as well as concession agreements in place with public and private sector clients. Our operations with customer contracts could be adversely affected by any material change in the assets, financial condition or results of operations of such customers. Protecting the quality of our revenue streams through the inclusion of take-or-pay or guaranteed minimum volume provisions into our contracts, is not always possible or fully effective.
Our infrastructure operations may require substantial capital expenditures to maintain our asset base. Any failure to make necessary expenditures to maintain our operations could impair our ability to serve existing customers or accommodate increased volumes. In addition, we may not be able to recover investments in capital expenditures based upon the rates our operations are able to charge.

x)	Private Equity
We face risks specific to our private equity activities.
The principal risks for our private equity businesses are potential loss of invested capital as well as insufficient investment or fee income to cover operating expenses and cost of capital. In addition, these investments are typically cyclical and illiquid and therefore may be difficult to monetize, limiting our flexibility to react to changing economic or investment conditions.
Unfavorable economic conditions could negatively impact the ability of investee companies to repay debt. Even with our support, adverse economic conditions facing our investee companies may adversely impact the value of our investments or deplete our financial or management resources. These investments are also subject to the risks inherent in the underlying businesses, some of which are facing difficult business conditions and may continue to do so for the foreseeable future. These risks are compounded by recent growth, as new acquisitions have increased the scale and scope of our operations, including in new geographic areas and industry sectors, and we may have difficulty managing these additional operations.
We may invest in companies that are experiencing significant financial or business difficulties, including companies involved in work-outs, liquidations, spin-offs, reorganizations, bankruptcies and similar transactions. Such an investment entails the risk that the transaction will be unsuccessful, will take considerable time or will result in a distribution of cash or new securities the value of which may be less than the purchase price of the securities in respect of which such distribution is received. In addition, if an anticipated transaction does not occur, we may be required to sell our investment at a loss. Investments in businesses we target may become subject to legal and/or regulatory proceedings and our investment may be adversely affected by external events beyond our control, leading to legal, indemnification or other expenses.
We have several companies that operate in the highly competitive service industry. The revenues and profitability of these companies are largely dependent on the awarding of new contracts. A wide variety of micro and macroeconomic factors affecting our clients and over which we have no control can impact whether and when these companies receive new contracts. In our construction business, the ability of the private or public sector to fund projects could adversely affect the awarding or timing of new contracts and margins. If an expected contract award is delayed or not received, or if an ongoing contract is cancelled, our construction business could incur significant costs. Alternative technologies could impact the demand for, or use of, our services and could impair or eliminate the competitive advantage of our businesses in this industry.

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Our infrastructure services operations include investments in nuclear servicing and marine transportation. The nuclear power generation industry is politically sensitive and opposition to particular projects could lead to increased regulation and/or more onerous operating requirements. A future accident at a nuclear reactor could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators. Accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials could reduce the demand for nuclear services. Marine transportation and oil production is inherently risky, particularly in the extreme conditions in which many of our vessels operate. An incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
We have industrial operations that are substantially dependent upon the prices we receive for the resources we produce. Those prices depend on factors beyond our control, and commodity price declines can have a significant negative impact on these operations. Sustained depressed levels or future declines of the price of resources such as oil, gas, limestone and palladium and other metals may adversely affect our operating results and cash flows. For these types of businesses, it can be difficult or expensive to obtain insurance. Our industrial operations can face labour disruptions and economically unfavorable collective bargaining agreements, as well as exposure to occupational health and safety and accident risks.
Unforeseen political events in markets where we own and operate assets and may look to for further growth, such as Brazil, India and China, may create economic uncertainty. Such uncertainty could cause disruptions to our businesses, including affecting the business of and/or our relationships with our customers and suppliers, as well as altering the relationship among tariffs and currencies. In addition, political outcomes in the markets in which we operate may also result in legal uncertainty and potentially divergent national laws and regulations, which can contribute to general economic uncertainty. Economic uncertainty impacting us and our managed entities could be exacerbated by near-term political events, including those in Brazil, India, China and elsewhere.

y)	Residential Development
We face risks specific to our residential development and mixed-use activities.
Our residential homebuilding and land development operations are cyclical and significantly affected by changes in general and local economic and industry conditions, such as consumer confidence, employment levels, availability of financing for homebuyers, household debt, levels of new and existing homes for sale, demographic trends and housing demand. Competition from rental properties and resale homes, including homes held for sale by investors and foreclosed homes, may reduce our ability to sell new homes, depress prices and reduce margins for the sale of new homes.
Virtually all of our homebuilding customers finance their home acquisitions through mortgages. Even if potential customers do not need financing, changes in interest rates or the unavailability of mortgage capital could make it harder for them to sell their homes to potential buyers who need financing, resulting in a reduced demand for new homes. Rising mortgage rates or reduced mortgage availability could adversely affect our ability to sell new homes and the prices at which we can sell them. Our Canadian markets continue to be materially impacted by recent changes to mortgage qualification rules that introduced stress tests for homebuyers and government policies relating to the Ontario real estate market. In the United States, significant expenses incurred for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s U.S. federal and, in some cases, state income taxes. However, in 2017 mortgage interest deductibility was reduced significantly for both federal and state taxes, which may adversely impact demand for and sales prices of new homes.
The current economic environment also continues to impact the industry for retail and office properties in our mixed-use projects. As we depend on office, retail, and apartment tenants to generate income from these mixed-use projects, our results of operations and cash flows may be adversely affected by vacancies and tenant defaults or bankruptcy in our mixed-use properties, and we may be unable to renew leases or re-lease space in our mixed-use properties as leases expire.
We hold land for future development and may in the future acquire additional land holdings. The risks inherent in purchasing, owning and developing land increase as the demand for new homes decreases. Real estate markets are highly uncertain, and the value of undeveloped land has fluctuated significantly and may continue to fluctuate. In addition, land carrying costs can be significant and can result in losses or reduced profitability. As a result, we hold certain land, and may acquire additional land, in our development pipeline at a cost we may not be able to fully recover or at a cost which precludes profitable development.
Our residential development and mixed-use business is susceptible to adverse weather conditions, other environmental conditions, and natural disasters, which could adversely affect our business and results of operations. For example, in fiscal 2017, Hurricane Harvey disrupted our businesses in Texas, which resulted in temporary reductions in sales and closings and while none of our U.S. properties were directly affected by the recent significant wildfires throughout Southern California, we could experience labor shortages, construction delays, or utility company delays, which in turn could impact our results.

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GLOSSARY OF TERMS
The below summarizes certain terms relating to our business that are made throughout the MD&A and it defines IFRS performance measures, non-IFRS performance measures and key operating measures that we use to analyze and discuss our results.
References
“Brookfield,” the “company,” “we,” “us” or “our” refers to Brookfield Asset Management Inc. and its consolidated subsidiaries. The “Corporation” refers to our asset management business which is comprised of our asset management and corporate business segments.
We refer to investors in the Corporation as shareholders and we refer to investors in our private funds and listed partnerships as investors.
We use asset manager to refer to our asset management segment which offers a variety of investment products to our investors:

•
We have 42 active funds across major asset classes; real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. We refer to these funds as our private funds.

•	We refer to BPY, BEP, BIP and BBU as our listed partnerships.

•
We refer to our public securities group as public securities. This group manages fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

Throughout the MD&A and consolidated financial statements, the following operating companies, joint ventures and associates, and their respective subsidiaries, will be referenced as follows:

•	Acadian – Acadian Timber Corp.

•	BBU – Brookfield Business Partners L.P.

•	BEMI – Brookfield Energy Marketing Inc.

•	BEP – Brookfield Renewable Partners L.P.

•	BIP – Brookfield Infrastructure Partners L.P.

•	BPY – Brookfield Property Partners L.P.

•	BPR – Brookfield Property REIT Inc. (formerly GGP Inc.)

•	GGP – GGP Inc.

•	Norbord – Norbord Inc.

•	TerraForm Power (“TERP”) – TerraForm Power, Inc.
Performance Measures
Definitions of performance measures, including IFRS, non-IFRS and operating measures, are presented below in alphabetical order. We have specifically identified those measures which are IFRS or non-IFRS measures; the remainder are operating measures.
Assets under management (“AUM”) refers to the total fair value of assets that we manage, on a gross asset value basis, including assets for which we earn management fees and those for which we do not. AUM is calculated as follows: (i) for investments that Brookfield consolidates for accounting purposes or actively manages, including investments of which Brookfield or a controlled investment vehicle is the largest shareholder or the primary operator or manager, at 100% of the investment’s total assets on a fair value basis; and (ii) for all other investments, at Brookfield’s or its controlled investment vehicle’s, as applicable, proportionate share of the investment’s total assets on a fair value basis. Brookfield’s methodology for determining AUM may differ from the methodology employed by other alternative asset managers and Brookfield’s AUM presented herein may differ from our AUM reflected in other public filings and/or our Form ADV and Form PF.

108 BROOKFIELD ASSET MANAGEMENT

Base management fees, which are determined by contractual arrangements, are typically equal to a percentage of fee bearing capital and are accrued quarterly. Base management fees, including private fund base fees and listed partnership base fees, are IFRS measures.
Private fund base fees are typically earned on fee bearing capital from third-party investors only and are earned on invested and/or uninvested fund capital, depending on the stage of the fund life.
Listed partnership base fees are earned on the total capitalization, including debt and market capitalization, of the listed partnerships, which includes our investment. Base fees for BPY, BEP and TERP include a quarterly fixed fee amount of $12.5 million, $5 million and $3 million, respectively. BPY and BEP each pay additional fees of 1.25% on the increase in market capitalization above their initial capitalization of $11.5 billion and $8 billion, respectively. TERP pays an additional fee of 1.25% on the increase above initial per unit price at the time of acquisition. Base fees for BPR, BIP and BBU are 1.25% of total capitalization. BPR capital is subject to a 12-month fee waiver which will expire at the end of August 2019.
Capitalization at “our share” is a non-IFRS measure and presents our share of debt and other obligations based on our ownership percentage of the related investments. We use this measure to provide insight into the extent to which our capital is leveraged in each investment, which is an important component of enhancing shareholders returns. This may differ from our consolidated leverage because of the varying levels of ownership that we have in consolidated and equity accounted investments, that in turn have different degrees of leverage. We also use capitalization at our share to make financial risk management decisions at the Corporation.
A reconciliation of consolidated liabilities and equity to capitalization at our share is provided below:

AS AT DEC. 31 (MILLIONS)	2018	2017
Total consolidated liabilities and equity	$256,281	$192,720
Add: our share of debt of investments in associates	9,533	10,875
Less: non-controlling interests’ share of liabilities
Non-recourse borrowings	(80,225)	(47,684)
Liabilities associated with assets held for sale	(550)	(606)
Accounts payable and other	(13,692)	(7,200)
Deferred tax liabilities	(7,811)	(6,205)
Subsidiary equity obligations	(2,218)	(2,013)
Non-controlling interests	(67,335)	(51,628)
Total capitalization at our share	$93,983	$88,259
Carried interest is an IFRS measure that is a contractual arrangement whereby we receive a fixed percentage of investment gains generated within a private fund provided that the investors receive a pre-determined minimum return. Carried interest is typically paid towards the end of the life of a fund after the capital has been returned to investors and may be subject to clawback until all investments have been monetized and minimum investment returns are sufficiently assured.
Realized carried interest is an IFRS measure and represents our share of investment returns based on realized gains within a private fund. Realized carried interest earned is recognized when an underlying investment is profitably disposed of and the fund’s cumulative returns are in excess of preferred returns, in accordance with the respective terms set out in the fund’s governing agreements, and when the probability of clawback is remote. We include realized carried interest when determining our Asset Management segment results within our consolidated financial statements.
Realized carried interest, net is a non-IFRS measure and represents realized carried interest after direct costs, which include employee expenses and cash taxes.
Carry eligible capital represents the capital committed, pledged or invested in the private funds that we manage and which entitle us to earn carried interest. Carry eligible capital includes both invested and uninvested (i.e. uncalled) private fund amounts as well as those amounts invested directly by investors (co-investments) if those entitle us to earn carried interest. We believe this measure is useful to investors as it provides additional insight into the capital base upon which we have potential to earn carried interest once minimum investment returns are sufficiently assured.
Adjusted carry eligible capital excludes uncalled fund commitments and funds that have not yet reached their preferred return, as well as co-investments and separately managed accounts that are subject to lower carried interest than our standard funds.

2018 MD&A AND FINANCIAL STATEMENTS 109

A reconciliation from carry eligible capital to adjusted carry eligible capital is provided below:

AS AT DEC. 31 (MILLIONS)	2018	2017
Carry eligible capital	$58,309	$42,357
Less:
Uncalled private fund commitments	(21,883)	(18,591)
Co-investments and other	(6,108)	(2,383)
Funds not yet at target preferred return	(9,442)	(2,508)
Adjusted carry eligible capital	$20,876	$18,875
Cash available for distribution and/or reinvestment is a non-IFRS measure that provides insight into earnings received by the Corporation that are available for distribution to common shareholders or to be reinvested into the business. It is calculated as the sum of our Asset Management segment FFO (i.e. fee related earnings and realized carried interest, net); distributions from our listed partnerships, other investments that pay regular cash distributions and distributions from our corporate cash and financial assets; other invested capital earnings, which include FFO from our residential operations, energy contracts, sustainable resources and other real estate, private equity, corporate investments that do not pay regular cash distributions, corporate costs and corporate interest expense; net of preferred share dividend payments.

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Asset management FFO	$1,317	$970
Distributions received from investments	1,698	1,351
Other invested capital earnings
Corporate borrowings	(323)	(261)
Corporate costs and taxes	(163)	(39)
Other wholly-owned investments	41	23
	(445)	(277)
Preferred share dividends	(151)	(145)
Cash available for distribution and/or reinvestment	$2,419	$1,899
Consolidated capitalization reflects the full capitalization of wholly owned and partially owned entities that we consolidate in our financial statements. Our consolidated capitalization includes 100% of the debt of the consolidated entities even though in many cases we only own a portion of the entity and therefore our pro-rata exposure to this debt is much lower. In other cases, this basis of presentation excludes the debt of partially owned entities that are accounted for following the equity method, such as our investments in Canary Wharf and several of our infrastructure businesses.
Core liquidity represents the amount of cash, financial assets and undrawn credit lines at the Corporation, listed partnerships and directly-held investments. We use core liquidity as a key measure of our ability to fund future transactions and capitalize quickly on opportunities as they arise. Our core liquidity also allows us to backstop the transactions of our various businesses as necessary and fund the development of new activities that are not yet suitable for our investors.
Total liquidity represents the sum of core liquidity and uncalled private fund commitments and is used to pursue new transactions.
Corporate capitalization represents the amount of debt issued by the Corporation, accounts payable and deferred tax liability in our Corporate segment as well as our issued and outstanding common and preferred shares.
Distributions (current rate) represents the distributions that we would receive during the next twelve months based on the current distribution rates of the investments that we currently hold. The dividends from our listed investments are calculated by multiplying the number of shares held by the most recently announced distribution policy. The yield on cash and financial assets portfolio is equal to 8% of the weighted average balance of the last four quarters of our corporate cash and financial assets. Distributions on our unlisted investments are calculated based on the quarterly distributions received in the most recent fiscal year.
Economic ownership interest represents the company’s proportionate equity interest in our listed partnerships which can include redemption-exchange units (“REUs”), Class A limited partnership units, special limited partnership units and general partnership units in each subsidiary, where applicable, as well as any units or shares issued in subsidiaries that are exchangeable for units in our listed partnerships (“exchange units”). REUs and exchange units share the same economic attributes as the Class A limited partnership units in all respects except for our redemption right, which the listed partnership can satisfy through the issuance of

110 BROOKFIELD ASSET MANAGEMENT

Class A limited partnership units. The REUs, general partnership units and exchange units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.
Fee bearing capital represents the capital committed, pledged or invested in the listed partnerships, private funds and public securities that we manage which entitles us to earn fee revenues. Fee bearing capital includes both called (“invested”) and uncalled (“pledged” or “committed”) amounts. When reconciling period amounts we utilize the following definitions:

•	Inflows include capital commitments and contributions to our private and public securities funds and equity issuances in our listed partnerships.

•	Outflows represent distributions and redemptions of capital from within the public securities capital.

•
Distributions represent quarterly distributions from listed partnerships as well as returns of committed capital (excluding market valuation adjustments), redemptions and expiry of uncalled commitments within our private funds.

•	Market activity includes gains (losses) on portfolio investments, listed partnerships and public securities based on market prices.

•	Other include changes in net non-recourse leverage included in the determination of listed partnership capitalization and the impact of foreign exchange fluctuations on non-U.S. dollar commitments.
Fee related earnings is an IFRS measure that is comprised of fee revenues less direct costs associated with earning those fees, which include employee expenses and professional fees as well as business related technology costs, other shared services and taxes. We use this measure to provide additional insight into the operating profitability of our asset management activities.
Fee revenues is an IFRS measure and includes base management fees, incentive distributions, performance fees and transaction fees presented within our Asset Management segment. Many of these items do not appear in consolidated revenues because they are earned from consolidated entities and are eliminated on consolidation.
Funds from operations (“FFO”) is a key measure of our financial performance. We use FFO to assess operating results and the performance of our businesses on a segmented basis. While we use segment FFO as our segment measure of profit and loss (see Note 3 to our consolidated financial statements), the sum of FFO for all our segments, or total FFO, is a non-IFRS measure. The following table reconciles total FFO to net income:

	Total		Per Share
FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	2018	2017	2018	2017
Net income	$7,488	$4,551	$7.51	$4.50
Realized disposition gains recorded as fair value changes or equity	1,445	1,116	1.48	1.14
Non-controlling interest in FFO	(6,015)	(4,964)	(6.15)	(5.07)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	1,284	856	1.31	0.87
Fair value changes	(1,794)	(421)	(1.84)	(0.43)
Depreciation and amortization	3,102	2,345	3.17	2.39
Deferred income taxes	(1,109)	327	(1.13)	0.34
Total FFO	$4,401	$3,810	$4.35	$3.74
We use FFO to assess our performance as an asset manager and separately as an investor in our assets. FFO includes the fees that we earn from managing capital as well as our share of revenues earned and costs incurred within our operations, which include interest expense and other costs. Specifically, FFO includes the impact of contracts that we enter into to generate revenue, including asset management agreements, power sales agreements and contracts that our operating businesses enter into such as leases and take or pay contracts, and sales of inventory. FFO also includes the impact of changes in borrowings or the cost of borrowings as well as other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period

2018 MD&A AND FINANCIAL STATEMENTS 111

in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
Incentive distributions is an IFRS measure that is determined by contractual arrangements; incentive distributions are paid to us by BPY, BEP, BIP and TERP and represent a portion of distributions paid by listed partnerships above a predetermined hurdle. Incentive distributions are accrued on the record date of the associated distributions of the entity.
A summary of our distribution hurdles and current distribution rates is as follows:

AS AT DEC. 31, 2018	Current Distribution Rate[1]	Distribution Hurdles (per unit)[2]			Incentive Distributions
Brookfield Infrastructure Partners (BIP)	$2.01	$0.81	/	$0.88	15% / 25%
Brookfield Renewable Partners (BEP)	2.06	1.50	/	1.69	15% / 25%
Brookfield Property Partners (BPY)	1.32	1.10	/	1.20	15% / 25%

1.	Current rate based on February 2019 announced distribution rates.

2.	We are also entitled to earn a portion of increases in distributions by TERP, based on distribution hurdles of $0.93 and $1.05. TERP's current annual distribution has not yet reached the first hurdle.
Invested capital consists of investments in our listed partnerships, other listed securities, unlisted investments and corporate working capital. Our invested capital provides us with FFO and cash distributions.
Invested capital, net consists of invested capital and leverage.
Leverage represents the amount of corporate borrowings and perpetual preferred shares held by the company.
Long-term average (“LTA”) generation is used in our Renewable Power segment and is determined based on expected electrical generation from its assets in commercial operation during the year. For assets acquired or reaching commercial operation during the year, LTA generation is calculated from the acquisition or commercial operation date. In Brazil, assured generation levels are used as a proxy for LTA. We compare LTA generation to actual generation levels to assess the impact on revenues and FFO of hydrology, wind generation levels and irradiance, which vary from one period to the next.
Performance fees is an IFRS measure. Performance fees are paid to us when we exceed predetermined investment returns within BBU and on certain public securities portfolios. BBU performance fees are accrued quarterly based on the volume-weighted average increase in BBU unit price over the previous threshold, whereas performance fees within public securities funds are typically determined on an annual basis. Performance fees are not subject to clawback.
Proportionate basis generation is used in our Renewable Power segment to describe the total amount of power generated by facilities held by BEP, at BEP’s respective economic ownership interest percentage.
Realized disposition gains/losses is a component of FFO and includes gains or losses arising from transactions during the reporting period together with any fair value changes and revaluation surplus recorded in prior periods, presented net of cash taxes payable or receivable. Realized disposition gains include amounts that are recorded in net income, other comprehensive income and as ownership changes in our consolidated statements of equity, and exclude amounts attributable to non-controlling interests unless otherwise noted. We use realized disposition gains/losses to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in prior periods and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods.
Same-store or same-property represents the earnings contribution from assets or investments held throughout both the current and prior reporting period on a constant ownership basis. We utilize same-store analysis to illustrate the growth in earnings excluding the impact of acquisitions or dispositions.

112 BROOKFIELD ASSET MANAGEMENT

Unrealized carried interest is the change in accumulated unrealized carried interest from prior period and represents the amount of carried interest generated during the period. We use this measure to provide insight into the value our investments have created in the period.
Accumulated unrealized carried interest is based on carried interest that would be receivable under the contractual formula at the period end date as if a fund was liquidated and all investments had been monetized at the values recorded on that date. We use this measure to provide insight into our potential to realize carried interest in the future. Details of components of our accumulated unrealized carried interest are included in the definition of unrealized carried interest below.
Accumulated unrealized carried interest, net is after direct costs, which include employee expenses and taxes.
The following table identifies the inputs of accumulated unrealized carried interest to arrive at unrealized carried interest generated in the period:

AS AT DEC. 31 (MILLIONS)	Adjusted Carry Eligible Capital[1]	Adjusted Multiple of Capital[2]	Fund Target Carried Interest[3]		Current Carried Interest[4]
2018
Real Estate	$8,534	1.8x	20%	—	17%
Infrastructure	10,022	1.4x	20%		17%
Private Equity	2,320	2.5x	20%		20%
	$20,876
2017
Real Estate	$7,542	1.8x	20%		16%
Infrastructure	9,613	1.4x	20%		14%
Private Equity	1,720	2.7x	20%		20%
	$18,875
2016
Real Estate	$5,376	1.8x	20%		12%
Infrastructure	5,777	1.4x	20%		16%
Private Equity	1,321	1.5x	20%		6%
	$12,474

1.	Excludes uncalled private fund commitments, co-investment capital and funds that have not met their preferred return.

2.
Adjusted Multiple of Capital represents the ratio of total distributions plus estimates of remaining value to the equity invested, and reflects performance net of fund management fees and expenses, before carried interest. Our core, credit and value add funds pay management fees of 0.90 – 1.50% and our opportunistic and private equity funds pay fees of 1.50 – 2.00%. Funds typically incur fund expenses of approximately 0.35% of carry eligible capital annually.

3.	Fund target carried interest percentage is the target carry average of the funds within adjusted carry eligible capital as at each period end.

4.
When a fund has achieved its preferred return, we earn an accelerated percentage of the additional fund profit until we have earned the fund target carried interest percentage. Funds in their early stage of earning carry will not yet have earned the full percentage of total fund profit to which we are entitled.

The following table summarizes the unrealized carried interest generated in the current and prior year periods:

	Accumulated Unrealized Carried Interest			Change
AS AT DEC. 31 (MILLIONS)	2018	2017	2016	2018 vs 2017	2017 vs 2016
Real Estate	$1,087	$904	$503	$183	$401
Infrastructure	725	559	348	166	211
Private Equity	674	616	47	58	569
Accumulated unrealized carried interest	2,486	2,079	898	407	1,181
Less: associated expenses[1]	(754)	(649)	(322)	(105)	(327)
Accumulated unrealized carry, net	$1,732	$1,430	$576	302	854
Add: realized carried interest, net				188	74
Unrealized carried interest, net				$490	$928

1.	Carried interest generated is subject to taxes and long-term incentive expenses to investment professionals. These expenses are typically 30 – 35% of carried interest generated.

2018 MD&A AND FINANCIAL STATEMENTS 113

INTERNAL CONTROL OVER FINANCIAL REPORTING
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
Management of Brookfield Asset Management Inc. (Brookfield) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a-15(f) or 240.15d-15(f).
Management assessed the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2018, Brookfield’s internal control over financial reporting is effective. Management excluded from its assessment the internal control over financial reporting for Brookfield Property REIT (formerly, GGP Inc.), Forest City Realty Trust, 666 Fifth Avenue, Extended-Stay Hotel Portfolio, Saeta Yield S.A., Gas Natural, S.A. ESP, NorthRiver Midstream Inc., Enercare Inc., Dawn Acquisitions LLC (Evoque), Schoeller Allibert Group B.V., Teekay Offshore Partners L.P. and Westinghouse Electric Company which were acquired during 2018, and whose total assets, net assets, revenues and net income on a combined basis constitute approximately 27%, 29%, 8% and 8% respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2018.
Brookfield’s internal control over financial reporting as of December 31, 2018, has been audited by Deloitte LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield’s consolidated financial statements for the year ended December 31, 2018. As stated in the Report of Independent Registered Public Accounting Firm, Deloitte LLP expressed an unqualified opinion on the effectiveness of Brookfield’s internal control over financial reporting as of December 31, 2018.

J. Bruce Flatt Chief Executive Officer	Brian D. Lawson Chief Financial Officer

March 26, 2019
Toronto, Canada

114 BROOKFIELD ASSET MANAGEMENT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Asset Management Inc.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018 of the Company and our report dated March 26, 2019, expressed an unqualified opinion on those financial statements.
As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Brookfield Property REIT (formerly, GGP Inc.), Forest City Realty Trust, Extended-Stay Hotel Portfolio, 666 Fifth Avenue, Gas Natural, S.A. ESP, NorthRiver Midstream Inc., Enercare Inc., Dawn Acquisitions LLC, Schoeller Allibert Group B.V., Teekay Offshore Partners L.P., Westinghouse Electric Company and Saeta Yield S.A., which were acquired during 2018 and whose financial statements constitute, in aggregate, 27% of total assets, 29% of net assets, 8% of revenues, and 8% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Brookfield Property REIT (formerly, GGP Inc.), Forest City Realty Trust, Extended-Stay Hotel Portfolio, 666 Fifth Avenue, Gas Natural, S.A. ESP, NorthRiver Midstream Inc., Enercare Inc., Dawn Acquisitions LLC, Schoeller Allibert Group B.V., Teekay Offshore Partners L.P., Westinghouse Electric Company and Saeta Yield S.A.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

2018 MD&A AND FINANCIAL STATEMENTS 115

Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
March 26, 2019

116 BROOKFIELD ASSET MANAGEMENT

MANAGEMENT’S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The accompanying consolidated financial statements and other financial information in this Annual Report have been prepared by the company’s management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, the company maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that is relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company. In addition, the company maintains an internal audit group that conducts periodic audits of the company’s operations. The Chief Internal Auditor has full access to the Audit Committee.
These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment. The financial information presented throughout this Annual Report is generally consistent with the information contained in the accompanying consolidated financial statements.
Deloitte LLP, the Independent Registered Public Accounting Firm appointed by the shareholders, have audited the consolidated financial statements set out on pages 119 through 200 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the board of directors and shareholders their opinion on the consolidated financial statements. Their report is set out on the following page.
The consolidated financial statements have been further reviewed and approved by the Board of Directors acting through its Audit Committee, which is comprised of directors who are neither officers nor employees of the company. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

J. Bruce Flatt Chief Executive Officer	Brian D. Lawson Chief Financial Officer

March 26, 2019
Toronto, Canada

2018 MD&A AND FINANCIAL STATEMENTS 117

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Brookfield Asset Management Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Brookfield Asset Management Inc. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Licensed Public Accountants

March 26, 2019
Toronto, Canada

We have served as the Company’s auditor since 1971.

118 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS

AS AT DEC. 31 (MILLIONS)	Note	2018	2017
Assets
Cash and cash equivalents	6	$8,390	$5,139
Other financial assets	6	6,227	4,800
Accounts receivable and other	7	16,931	11,973
Inventory	8	6,989	6,311
Assets classified as held for sale	9	2,185	1,605
Equity accounted investments	10	33,647	31,994
Investment properties	11	84,309	56,870
Property, plant and equipment	12	67,294	53,005
Intangible assets	13	18,762	14,242
Goodwill	14	8,815	5,317
Deferred income tax assets	15	2,732	1,464
Total Assets		$256,281	$192,720

Liabilities and Equity
Corporate borrowings	16	$6,409	$5,659
Accounts payable and other	17	23,989	17,965
Liabilities associated with assets classified as held for sale	9	812	1,424
Non-recourse borrowings of managed entities	18	111,809	72,730
Deferred income tax liabilities	15	12,236	11,409
Subsidiary equity obligations	19	3,876	3,661

Equity
Preferred equity	21	4,168	4,192
Non-controlling interests	21	67,335	51,628
Common equity	21	25,647	24,052
Total equity		97,150	79,872
Total Liabilities and Equity		$256,281	$192,720

2018 MD&A AND FINANCIAL STATEMENTS 119

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DEC. 31 (MILLIONS, EXCEPT PER SHARE AMOUNTS)	Note	2018	2017
Revenues	22	$56,771	$40,786
Direct costs	23	(45,519)	(32,388)
Other income and gains		1,166	1,180
Equity accounted income	10	1,088	1,213
Expenses
Interest		(4,854)	(3,608)
Corporate costs		(104)	(95)
Fair value changes	24	1,794	421
Depreciation and amortization		(3,102)	(2,345)
Income taxes	15	248	(613)
Net income		$7,488	$4,551
Net income attributable to:
Shareholders		$3,584	$1,462
Non-controlling interests		3,904	3,089
		$7,488	$4,551
Net income per share:
Diluted	21	$3.40	$1.34
Basic	21	3.47	1.37

120 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2018	2017
Net income		$7,488	$4,551
Other comprehensive income (loss)
Items that may be reclassified to net income
Financial contracts and power sale agreements		(20)	278
Marketable securities		(34)	95
Equity accounted investments	10	(29)	6
Foreign currency translation		(3,254)	439
Income taxes	15	(90)	11
		(3,427)	829
Items that will not be reclassified to net income
Revaluations of property, plant and equipment	12	6,290	934
Revaluation of pension obligations	17	(19)	4
Equity accounted investments	10	547	509
Marketable securities		94	—
Income taxes	15	(1,324)	314
		5,588	1,761
Other comprehensive income		2,161	2,590
Comprehensive income		$9,649	$7,141
Attributable to:
Shareholders
Net income		$3,584	$1,462
Other comprehensive income		406	849
Comprehensive income		$3,990	$2,311

Non-controlling interests
Net income		$3,904	$3,089
Other comprehensive income		1,755	1,741
Comprehensive income		$5,659	$4,830

2018 MD&A AND FINANCIAL STATEMENTS 121

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated Other Comprehensive Income
AS AT AND FOR THE YEAR ENDED DEC. 31, 2018 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872
Changes in accounting policies[3]	—	—	(215)	—	—	—	(3)	(218)	—	(84)	(302)
Adjusted balance as at January 1, 2018	4,428	263	11,649	1,459	6,881	(878)	32	23,834	4,192	51,544	79,570
Changes in period:
Net income	—	—	3,584	—	—	—	—	3,584	—	3,904	7,488
Other comprehensive income	—	—	—	—	1,060	(959)	305	406	—	1,755	2,161
Comprehensive income	—	—	3,584	—	1,060	(959)	305	3,990	—	5,659	9,649
Shareholder distributions
Common equity	—	—	(575)	—	—	—	—	(575)	—	—	(575)
Preferred equity	—	—	(151)	—	—	—	—	(151)	—	—	(151)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(6,709)	(6,709)
Other items
Equity issuances, net of redemptions	29	(44)	(344)	—	—	—	—	(359)	(24)	6,663	6,280
Share-based compensation	—	52	(33)	—	—	—	—	19	—	7	26
Ownership changes	—	—	114	(814)	(385)	4	(30)	(1,111)	—	10,171	9,060
Total change in period	29	8	2,595	(814)	675	(955)	275	1,813	(24)	15,791	17,580
Balance as at December 31, 2018	$4,457	$271	$14,244	$645	$7,556	$(1,833)	$307	$25,647	$4,168	$67,335	$97,150

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

3.	See financial statement Note 2(b).

					Accumulated Other Comprehensive Income
AS AT AND FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	Common Share Capital	Contributed Surplus	Retained Earnings	Ownership Changes[1]	Revaluation Surplus	Currency Translation	Other Reserves[2]	Common Equity	Preferred Equity	Non- controlling Interests	Total Equity
Balance as at December 31, 2016	$4,390	$234	$11,490	$1,199	$6,750	$(1,256)	$(308)	$22,499	$3,954	$43,235	$69,688
Changes in period:
Net income	—	—	1,462	—	—	—	—	1,462	—	3,089	4,551
Other comprehensive income	—	—	—	—	237	280	332	849	—	1,741	2,590
Comprehensive income	—	—	1,462	—	237	280	332	2,311	—	4,830	7,141
Shareholder distributions
Common equity	—	—	(642)	—	—	—	—	(642)	—	—	(642)
Preferred equity	—	—	(145)	—	—	—	—	(145)	—	—	(145)
Non-controlling interests	—	—	—	—	—	—	—	—	—	(4,907)	(4,907)
Other items
Equity issuances, net of redemptions	38	(23)	(118)	—	—	—	—	(103)	238	7,193	7,328
Share-based compensation	—	52	(31)	—	—	—	—	21	—	4	25
Ownership changes	—	—	(152)	260	(106)	98	11	111	—	1,273	1,384
Total change in period	38	29	374	260	131	378	343	1,553	238	8,393	10,184
Balance as at December 31, 2017	$4,428	$263	$11,864	$1,459	$6,881	$(878)	$35	$24,052	$4,192	$51,628	$79,872

1.	Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

2.	Includes changes in fair value of marketable securities, cash flow hedges, actuarial changes on pension plans and equity accounted other comprehensive income, net of associated income taxes.

122 BROOKFIELD ASSET MANAGEMENT

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2018	2017
Operating activities
Net income		$7,488	$4,551
Other income and gains		(1,166)	(1,180)
Share of undistributed equity accounted earnings		(294)	(481)
Fair value changes	24	(1,794)	(421)
Depreciation and amortization		3,102	2,345
Deferred income taxes	15	(1,109)	327
Investments in residential inventory		258	19
Net change in non-cash working capital balances		(1,326)	(1,155)
		5,159	4,005
Financing activities
Corporate borrowings arranged		1,090	1,284
Corporate borrowings repaid		—	(434)
Commercial paper and bank borrowings, net		(103)	103
Non-recourse borrowings arranged		43,541	26,251
Non-recourse borrowings repaid		(28,243)	(21,636)
Non-recourse credit facilities, net		3,291	819
Subsidiary equity obligations issued		212	419
Subsidiary equity obligations redeemed		(485)	(347)
Capital provided from non-controlling interests		9,306	9,488
Capital repaid to non-controlling interests		(2,643)	(2,295)
Preferred equity issuance		—	241
Preferred equity redemptions		(17)	(7)
Common shares issued		11	15
Common shares repurchased		(389)	(124)
Distributions to non-controlling interests		(6,709)	(4,907)
Distributions to shareholders		(726)	(685)
		18,136	8,185
Investing activities
Acquisitions
Investment properties		(2,879)	(2,114)
Property, plant and equipment		(1,962)	(1,690)
Equity accounted investments		(953)	(2,718)
Financial assets and other		(5,288)	(4,623)
Acquisition of subsidiaries		(22,269)	(10,336)
Dispositions
Investment properties		4,311	2,906
Property, plant and equipment		787	66
Equity accounted investments		2,163	889
Financial assets and other		4,523	2,843
Disposition of subsidiaries		1,729	2,834
Restricted cash and deposits		5	549
		(19,833)	(11,394)
Cash and cash equivalents
Change in cash and cash equivalents		3,462	796
Net change in cash classified within assets held for sale		(1)	(20)
Foreign exchange revaluation		(210)	64
Balance, beginning of year		5,139	4,299
Balance, end of year		$8,390	$5,139

Supplemental cash flow disclosures
Income taxes paid		$980	$402
Interest paid		4,712	3,374

2018 MD&A AND FINANCIAL STATEMENTS 123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION
Brookfield Asset Management Inc. (the “Corporation”) is a global alternative asset management company. References in these financial statements to “Brookfield,” “us,” “we,” “our” or “the company” refer to the Corporation and its direct and indirect subsidiaries and consolidated entities. The company owns and operates assets with a focus on real estate, renewable power, infrastructure and private equity. The Corporation is listed on the New York, Toronto and Euronext stock exchanges under the symbols BAM, BAM.A and BAMA, respectively. The Corporation was formed by articles of amalgamation under the Business Corporations Act (Ontario) and is registered in Ontario, Canada. The registered office of the Corporation is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, M5J 2T3.

2.	SIGNIFICANT ACCOUNTING POLICIES
a)    Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These financial statements were authorized for issuance by the Board of Directors of the company on March 26, 2019.
b)    Adoption of Accounting Standards
The company has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2018 resulting in a $302 million reduction to opening total equity. The new standards were applied as follows:
i.    Revenue from Contracts with Customers
IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), specifies how and when revenue should be recognized and requires disclosures about the nature, amount, timing and uncertainty of revenues and cash flows arising from customer contracts. The company adopted the standard on January 1, 2018 on a modified retrospective basis with a cumulative catch-up adjustment booked to retained earnings as of January 1, 2018 as if the standard had always been in effect.
The standard is applied only to contracts that are not completed as at January 1, 2018 and we availed ourselves of the practical expedient that permits adopters of the standard to not apply the requirements for contract modifications retrospectively for contracts that were modified before January 1, 2018. Where available, the company has also elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. This permits the company to recognize revenue in the amount to which we have the right to invoice such that the company has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date.
Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

124 BROOKFIELD ASSET MANAGEMENT

This change in accounting policy affected our opening equity as follows:

(MILLIONS)	Balance at December 31, 2017	IFRS 15 Adjustments	Balance at January 1, 2018
Assets
Accounts receivable and other	$11,973	$(368)	$11,605
Inventory	6,311	258	6,569
Equity accounted investments	31,994	(3)	31,991
Deferred income tax assets	1,464	42	1,506
Other assets	140,978	—	140,978
Total assets	$192,720	$(71)	$192,649

Liabilities
Accounts payable and other	$17,965	$208	$18,173
Deferred income tax liabilities	11,409	1	11,410
Other liabilities	83,474	—	83,474
Total liabilities	112,848	209	113,057

Equity
Preferred equity	4,192	—	4,192
Non-controlling interests	51,628	(83)	51,545
Common equity	24,052	(197)	23,855
Total equity	79,872	(280)	79,592
Total liabilities and equity	$192,720	$(71)	$192,649
The $280 million reduction in opening total equity is primarily due to the following:

•
within our Private Equity segment, an increase of $120 million in the contract work in progress liability and the reduction of $125 million of accounts receivable. The impact on opening total equity was $265 million. These adjustments were primarily the result of construction contracts for which the cost-to-cost input method was adopted to measure progress towards the satisfaction of performance obligations and for which variable consideration will only be recognized when it is highly probable that revenue from such amounts will not be reversed; and

•
within our Residential segment, a reduction of $190 million of accounts receivable, and increases of $250 million in inventory and $90 million in deferred revenue. The impact on opening total equity was $15 million. These adjustments were primarily the result of our Brazilian residential homebuilding business for which customers have the ability to cancel their contract prior to the transfer of possession and recent legal cases support that control of the asset does not take place until the client takes possession of the unit.

During the year ended December 31, 2018, revenues were $273 million higher than they would have been under the superseded standard. The difference is primarily due to:

•
our residential homebuilding business in Brazil, where revenues were $150 million higher under IFRS 15 due to the impact on the timing of revenue recognition which resulted in additional units considered sold during 2018; and

•
our Private Equity segment, which recognized additional revenues of $91 million in our construction services business and an incremental $32 million in our infrastructure services and industrial operations businesses.

The adoption of IFRS 15 did not have a material effect on our other operations, and there was no material impact to our other financial statement accounts as at and for the year ended December 31, 2018.

2018 MD&A AND FINANCIAL STATEMENTS 125

Revenue Recognition Policies by Segment
Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. A performance obligation is a promise in a contract to transfer a distinct good or service (or a bundle of goods and services) to the customer and is the unit of account in IFRS 15. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue, as, or when, the performance obligation is satisfied. The company recognizes revenue when it transfers control of a product or service to a customer.
The company recognizes revenue from the following major sources:
Asset Management
The company’s primary asset management revenue streams, which include base management fees, incentive fees (including incentive distributions and performance fees) and realized carried interest, are satisfied over time. A significant portion of our asset management revenue is inter-segment in nature and thus eliminated on consolidation; that which survives is recorded as revenue in the Consolidated Statements of Operations.
The company earns base management fees in accordance with contractual arrangements with our private funds, listed partnerships and public securities’ investment vehicles. Fees are typically equal to a percentage of fee-bearing capital within the respective fund or entity and are accrued quarterly. These fees are earned over the period of time that the management services are provided and are allocated to the distinct services provided by the company during the reporting period.
Incentive distributions and performance fees are incentive payments to reward the company for meeting or exceeding certain performance thresholds of managed entities. Incentive distributions, paid to us by our listed partnerships, are determined by contractual arrangements and represent a portion of distributions paid by the listed partnerships above a predetermined hurdle. They are accrued as revenue on the respective partnerships’ distribution record dates if that hurdle has been achieved. BBU pays performance fees if the growth in its market value exceeds a predetermined threshold, with the value based on the quarterly volume-weighted average price of publicly traded units. These fees are accrued on a quarterly basis subject to the performance of the listed vehicle.
Carried interest is a performance fee arrangement in which we receive a percentage of investment returns, generated within a private fund on carry eligible capital, based on a contractual formula. We are eligible to earn carried interest from a fund once returns exceed the fund’s contractually defined performance hurdles at which point we earn an accelerated percentage of the additional fund profit until we have earned the percentage of total fund profit, net of fees and expenses, to which we are entitled. We defer recognition of carried interest as revenue until the fund’s cumulative returns exceed its preferred returns and when the probability of clawback is remote, which is generally met when an underlying fund investment is profitably disposed of. Typically carried interest is not recognized as revenue until the fund is near the end of its life.
Real Estate
Revenue from hospitality operations is generated by providing accommodation, food and beverage and leisure facilities to hotel guests. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue as well as revenue from leisure activities is recognized when goods and services are provided.
Real estate rental income is recognized in accordance with IAS 17, Leases. As the company retains substantially all the risks and benefits of ownership of its investment properties, it accounts for leases with its tenants as operating leases and begins recognizing revenue when the tenant has a right to use the leased asset. The total amount of contractual rent to be received from operating leases is recognized on a straight-line basis over the term of the lease; a straight line or free rent receivable, as applicable, is recorded as a component of investment property representing the difference between rental revenue recorded and the contractual amount received. Percentage participating rents are recognized when tenants’ specified sales targets have been met.
Renewable Power
Revenue is earned by selling electricity sourced from our power generating facilities. It is derived from the output delivered and capacity provided at rates specified under contract terms or at prevailing market rates if the sale is uncontracted. Performance obligations are satisfied over time as the customer simultaneously receives and consumes benefits as we deliver electricity and related products.

126 BROOKFIELD ASSET MANAGEMENT

We also sell power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements (“PPA”) are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue over time as the performance obligation is satisfied. The sale of energy and capacity are distinct goods that are substantially the same and have the same pattern of transfer as measured by the output method. Renewable credits are performance obligations satisfied at a point in time. Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Infrastructure
Our infrastructure revenue is predominantly recognized over time as services are rendered. Performance obligations are satisfied based on actual usage or throughput depending on the terms of the arrangement. Contract progress is determined using a cost-to-cost input method. Any upfront payments that are separable from the recurring revenue are recognized over time for the period the services are provided.
In addition, we have certain contracts where we earn revenue at a point in time when control of the product ultimately transfers to the customer, which for our sustainable resources operations coincides with product delivery.
Private Equity
Revenue from our private equity operations primarily consists of: (i) sales of goods or products which are recognized as revenue when the product is shipped and title passes to the customer; and (ii) the provision of services which are recognized as revenue over the period of time that they are provided.
Revenue recognized over a period of time is determined using the cost-to-cost input method to measure progress towards satisfaction of the performance obligations as the work performed on the contracts creates or enhances an asset that is controlled by the customer. A contract asset is recognized as costs are incurred and reclassified to accounts receivable when invoiced. A contract liability is recognized if payments are received before work is completed. Variable consideration, such as claims, incentives and variations resulting from contract modifications, is included in the transaction price when it is highly probable that such revenue will not reverse, which is when the uncertainty associated with the variable consideration is subsequently resolved.
Residential
Revenue from residential land sales, sales of homes and the completion of residential condominium projects is recognized at the point in time when our performance obligations are met. Performance obligations are satisfied when we transfer title over a product to a customer and all material conditions of the sales contract have been met. If title of a property transfers but material future development is required, revenue will be delayed until the point in time at which the remaining performance obligations are satisfied.
Corporate Activities and Other
Dividend and interest income from other financial assets are recognized as revenue when declared or on an accrual basis using the effective interest method, in accordance with IFRS 9 Financial Instruments (“IFRS 9”).
Interest revenue from loans and notes receivable, less a provision for uncollectable amounts, is recorded on the accrual basis using the effective interest method, in accordance with IFRS 9.
ii.    Financial Instruments
IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes new guidance which aligns hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies that are used for risk management purposes to qualify for hedge accounting. The company adopted the standard on January 1, 2018 and applied IFRS 9 retrospectively, using transitional provisions that allowed the company to not restate prior period comparative information, recording an insignificant adjustment to opening equity. The company has elected to use IFRS 9 hedge accounting. The standard is applied only to financial instruments held as at January 1, 2018. Comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

2018 MD&A AND FINANCIAL STATEMENTS 127

Classification of Financial Instruments
The company classifies its financial assets as fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) and amortized cost according to the company’s business objectives for managing the financial assets and based on the contractual cash flow characteristics of the financial assets. The company classifies its financial liabilities as amortized cost or FVTPL.

•
Financial instruments that are not held for the sole purpose of collecting contractual cash flows are classified as FVTPL and are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. Gains and losses recorded on each revaluation date are recognized within net earnings. Transaction costs of financial assets classified as FVTPL are expensed in profit or loss.

•
Financial assets classified as FVTOCI are initially recognized at their fair value and are subsequently measured at fair value at each reporting date. The cumulative gains or losses related to FVTOCI equity instruments are not reclassified to profit or loss on disposal, whereas the cumulative gains or losses on all other FVTOCI assets are reclassified to profit or loss on disposal, when there is a significant or prolonged decline in fair value or when the company acquires a controlling or significant interest in the underlying investment and commences equity accounting or consolidating the investment. The cumulative gains or losses on all FVTOCI liabilities are reclassified to profit or loss on disposal.

•
Financial instruments that are held for the purpose of collecting contractual cash flows that are solely payments of principal and interest are classified as amortized cost and are initially recognized at their fair value and are subsequently measured at amortized cost using the effective interest rate method. Transaction costs of financial instruments classified as amortized cost are capitalized and amortized in profit or loss on the same basis as the financial instrument.

Expected credit losses associated with debt instruments carried at amortized cost and FVOCI are assessed on a forward-looking basis. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Impairment charges are recognized in profit or loss based on the expected credit loss model.
The following table presents the types of financial instruments held by the company within each financial instrument classification under IAS 39 and IFRS 9:

Measurement
Financial Instrument Type	IAS 39	IFRS 9
Financial Assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Other financial assets
Government bonds	FVTPL, Available for sale	FVTPL, FVTOCI
Corporate bonds	FVTPL, Available for sale	FVTPL, FVTOCI
Fixed income securities and other	FVTPL, Available for sale	FVTPL, FVTOCI
Common shares and warrants	FVTPL, Available for sale	FVTPL, FVTOCI
Loan and notes receivable	FVTPL, Loans and receivables	FVTPL, Amortized cost
Accounts receivable and other[1]	FVTPL, Loans and receivables	FVTPL, FVTOCI, Amortized cost

Financial Liabilities
Corporate borrowings	Loans and receivables	Amortized cost
Property-specific borrowings	Loans and receivables	Amortized cost
Subsidiary borrowings	Loans and receivables	Amortized cost
Accounts payable and other[1]	FVTPL, Loans and receivables	FVTPL, Amortized cost
Subsidiary equity obligations	FVTPL, Loans and receivables	FVTPL, Amortized cost

1.	Includes derivative instruments.

128 BROOKFIELD ASSET MANAGEMENT

Other Financial Assets
Other financial assets are recognized on their trade date and initially recorded at fair value with changes in fair value recorded in net income or other comprehensive income in accordance with their classification. Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used.
Other financial assets also include loans and notes receivable which are recorded initially at fair value and, with the exception of loans and notes receivable designated as FVTPL, are subsequently measured at amortized cost using the effective interest method, less any applicable provision for impairment. A provision for impairment is established when there is objective evidence that the company will not be able to collect all amounts due according to the original terms of the receivables. Loans and receivables designated as FVTPL are recorded at fair value, with changes in fair value recorded in net income in the period in which they arise.
Allowance for Credit Losses
For financial assets classified as amortized cost or debt instruments as FVTOCI, at each reporting period, the company assesses if there has been a significant increase in credit risk since the asset was originated to determine if a 12-month expected credit loss or a life-time expected credit loss should be recorded regardless of whether there has been an actual loss event. The company uses unbiased, probability-weighted loss scenarios which consider multiple loss scenarios based on reasonable and supportable forecasts in order to calculate the expected credit losses. These changes have not had a material impact on the company’s consolidated financial statements as at January 1, 2018 and December 31, 2018.
The company assesses the carrying value of FVTOCI and amortized cost securities for impairment when there is objective evidence that the asset is impaired such as when an asset is in default. Impaired financial assets continue to record life-time expected credit losses; however interest revenue is calculated based on the net amortized carrying amount after deducting the loss allowance. When objective evidence of impairment exists, losses arising from impairment are reclassified from accumulated other comprehensive income to net income.
Derivative Financial Instruments and Hedge Accounting
The company selectively utilizes derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Derivative financial instruments are recorded at fair value within the company’s consolidated financial statements. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair values. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in net income over the remaining term of the original hedging relationship. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in accounts receivable and other or accounts payable and other, respectively.
Items Classified as Hedges
Realized and unrealized gains and losses on foreign exchange contracts designated as hedges of currency risks relating to a net investment in a subsidiary or an associate are included in equity. Gains or losses are reclassified into net income in the period in which the subsidiary or associate is disposed of or to the extent that the hedges are ineffective. Where a subsidiary is partially disposed, and control is retained, any associated gains or costs are reclassified within equity to ownership changes. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at their estimated fair value with changes in fair value recorded in net income or as a component of equity, as applicable. Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into net income over the term of the corresponding interest payments. Unrealized gains and losses on electricity contracts designated as cash flow hedges of future power generation revenue are included in equity as a cash flow hedge. The periodic exchanges of payments on power generation commodity swap contracts designated as hedges are recorded on a settlement basis as an adjustment to power generation revenue.
Certain hedge accounting relationships relating to aggregated foreign currency exposures qualify for hedge accounting under this new standard and the company has completed the hedge documentation for these relationships in order to apply hedge accounting to these relationships prospectively, commencing on January 1, 2018.

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Items Not Classified as Hedges
Derivative financial instruments that are not designated as hedges are carried at their estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period in which the change occurs. Realized and unrealized gains and losses on equity derivatives used to offset changes in share prices in respect of vested deferred share units and restricted share units are recorded together with the corresponding compensation expense. Realized and unrealized gains on other derivatives not designated as hedges are recorded in revenues, direct costs or corporate costs, as applicable. Realized and unrealized gains and losses on derivatives which are considered economic hedges, and where hedge accounting is not able to be elected, are recorded in fair value changes in the Consolidated Statements of Operations.
iii.    Foreign Currency Transactions and Advance Consideration
IFRIC 22 Foreign Currency Transactions and Advance Consideration (“IFRIC 22”) clarifies that the date of foreign currency transactions for purposes of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation is effective for periods beginning on or after January 1, 2018 and may be applied either retrospectively or prospectively. The company adopted the standard using the prospective approach, and there is no material impact.
c)    Future Changes in Accounting Standards
i.    Leases
In January 2016, the IASB published a new standard: IFRS 16 Leases (“IFRS 16”). Under IFRS 16, a contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. For leasees, the new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. While adopting IFRS 16 will not impact underlying cash flows, there is expected to be a change in the timing and classification of items reported in the Consolidated Statements of Operations as operating expenses for leases will be presented as interest expense (to adjust the value of the lease liability) and amortization expense (to adjust the value of the right-of-use asset). Right-of-use assets will be tested for impairment in accordance with IAS 36 Impairment of assets. This will replace the previous requirement to recognize a provision for onerous lease contracts. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17 Leases and related interpretations and is effective for periods beginning on or after January 1, 2019.
Management has substantially completed its assessment of existing contractual arrangements in order to identify the population of leases that will be capitalized under the new standard. Management has also calculated the present value of the identified obligations by determining the appropriate incremental borrowing rates for each contract. At this time, management has nearly finalized the documented analysis and assessment of the potential impact to IT systems and internal controls and has drafted a preliminary version of the disclosures required by the new standard. Prior to adopting the standard in the first quarter of 2019, management needs to complete its assessment of leases held by certain consolidated subsidiaries acquired in the fourth quarter of 2018.
We will be adopting IFRS 16 using the modified retrospective approach which will result in a one-time adjustment to opening equity as of January 1, 2019 as if the standard had always been in effect; comparative periods will not be restated. We will be applying certain practical expedients and transition reliefs as permitted by the standard; specifically we have elected to apply practical expedients associated with short-term and low value leases that allow the company to record operating expenses on such leases on a straight-line basis without having to capitalize the lease arrangement. The adoption of IFRS 16 is expected to result in the recognition of right-of-use assets and lease liabilities of approximately $3 billion as at January 1, 2019, excluding the impact relating to the subsidiaries for which the assessment is in progress; the equity impact is not expected to be material.
ii.    Uncertainty Over Income Tax Treatments
In June 2017, the IASB published IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”), effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The company does not expect a material impact on its consolidated financial statements.

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iii.    Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3 Business Combinations (“IFRS 3”), effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that the output of a business is to provide goods and services to customers and also provide supplementary guidance. The company will adopt the standard prospectively and is currently evaluating the impact on its consolidated financial statements.
d)    Basis of Presentation
The consolidated financial statements are prepared on a going concern basis.
i.    Subsidiaries
The consolidated financial statements include the accounts of the company and its subsidiaries, which are the entities over which the company exercises control. Control exists when the company is able to exercise power over the investee, is exposed to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of its returns. Subsidiaries are consolidated from the date control is obtained and continue to be consolidated until the date when control is lost. The company includes 100% of its subsidiaries’ revenues and expenses in the Consolidated Statements of Operations and 100% of its subsidiaries’ assets and liabilities on the Consolidated Balance Sheets, with non-controlling interests in the equity of the company’s subsidiaries included within the company’s equity. All intercompany balances, transactions, unrealized gains and losses are eliminated in full.
The company continually reassesses whether or not it controls an investee, particularly if facts and circumstances indicate there is a change to one or more of the control criteria previously mentioned. In certain circumstances when the company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The company considers all relevant facts and circumstances in assessing whether or not the company’s voting rights are sufficient to give it control of an investee.
Certain of the company’s subsidiaries are subject to profit sharing arrangements, such as carried interest, between the company and the non-controlling equity holders, whereby the company is entitled to a participation in profits, as determined under the agreements. The attribution of net income amongst equity holders in these subsidiaries reflects the impact of these profit sharing arrangements when the attribution of profits as determined in the agreement is no longer subject to adjustment based on future events and correspondingly reduces non-controlling interests’ attributable share of those profits.
Gains or losses resulting from changes in the company’s ownership interest of a subsidiary that do not result in a loss of control are accounted for as equity transactions and are recorded within ownership changes as a component of equity. When we dispose of all or part of a subsidiary resulting in a loss of control, the difference between the carrying value of what is sold and the proceeds from disposition is recognized within other income and gains in the Consolidated Statements of Operations.
Refer to Note 2(p) for an explanation of the company’s accounting policy for business combinations and to Note 4 for additional information on subsidiaries of the company with significant non-controlling interests.
ii.    Associates and Joint Ventures
Associates are entities over which the company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have the rights to the net assets of the joint arrangement. Joint control is the contractually agreed sharing of control over an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. The company accounts for associates and joint ventures using the equity method of accounting within equity accounted investments on the Consolidated Balance Sheets.
Interests in associates and joint ventures accounted for using the equity method are initially recognized at cost. At the time of initial recognition, if the cost of the associate or joint venture is lower than the proportionate share of the investment’s underlying fair value, the company records a gain on the difference between the cost and the underlying fair value of the investment in net income. If the cost of the associate or joint venture is greater than the company’s proportionate share of the underlying fair value, goodwill relating to the associate or joint venture is included in the carrying amount of the investment. Subsequent to initial recognition, the carrying value of the company’s interest in an associate or joint venture is adjusted for the company’s share of comprehensive income and distributions of the investee. Profit and losses resulting from transactions with an associate or joint venture are recognized in the consolidated financial statements based on the interests of unrelated investors in the investee. The carrying value of associates or joint ventures is assessed for impairment at each balance sheet date. Impairment losses on equity accounted investments may be subsequently reversed in net income. Further information on the impairment of long-lived assets is available in Note 2(m).

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iii.    Joint Operations
A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, related to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement which exists only when decisions about the relevant activities require unanimous consent of parties sharing control. The company recognizes only its assets, liabilities and share of the results of operations of the joint operation. The assets, liabilities and results of joint operations are included within the respective line items of the Consolidated Balance Sheets, Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income.
e)    Foreign Currency Translation
The U.S. dollar is the functional and presentation currency of the company. Each of the company’s subsidiaries, associates, joint ventures and joint operations determines its own functional currency and items included in the consolidated financial statements of each subsidiary, associate, joint venture and joint operation are measured using that functional currency.
Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at average rates during the period. Gains or losses on translation are accumulated as a component of equity. On the disposal of a foreign operation, or the loss of control, joint control or significant influence, the component of accumulated other comprehensive income relating to that foreign operation is reclassified to net income. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.
Foreign currency denominated monetary assets and liabilities of the company are translated using the rate of exchange prevailing at the reporting date and non-monetary assets and liabilities measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined. Revenues and expenses are measured at average rates during the period. Gains or losses on translation of these items are included in net income. Gains or losses on transactions which hedge these items are also included in net income. Foreign currency denominated non-monetary assets and liabilities, measured at historic cost, are translated at the rate of exchange at the transaction date.

f)	Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, demand deposits and highly liquid short-term investments with original maturities of three months or less.

g)	Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties. The majority of transactions with related parties are between consolidated entities and eliminate on consolidation. The company and its subsidiaries may also transact with entities over which the company has significant influence or joint control. Amounts owed to and by associates and joint ventures are not eliminated on consolidation. The company’s subsidiaries with significant non-controlling interests are described in Note 4 and its associates and joint ventures are described in Note 10.
In addition to our subsidiaries and equity accounted investments, we consider key management personnel, the Board of Directors and material shareholders to be related parties. See additional details in Note 28.

h)	Operating Assets
i.    Investment Properties
The company uses the fair value method to account for real estate classified as investment properties. A property is determined to be an investment property when it is principally held either to earn rental income or for capital appreciation, or both. Investment properties also include properties that are under development or redevelopment for future use as investment property. Investment properties are initially measured at cost including transaction costs, or at fair value if acquired in a business combination. Subsequent to initial recognition, investment properties are carried at fair value. Gains or losses arising from changes in fair value are included in net income during the period in which they arise.
Fair values are completed by undertaking one of two accepted approaches: (i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows, typically used for our office, retail and logistics assets; or (ii) undertaking a direct capitalization approach for certain of our LP investments and directly held multifamily assets whereby a capitalization rate is applied to estimated current year cash flows. The future cash flows of each property are based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting current conditions, less future cash outflows relating to such current and future leases.

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Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.
ii.    Property, Plant and Equipment
The company uses the revaluation method of accounting for certain classes of property, plant and equipment as well as certain assets which are under development for future use as property, plant and equipment. Property, plant and equipment measured using the revaluation method is initially measured at cost, or at fair value if acquired in a business combination, and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are performed on an annual basis at the end of each fiscal year, commencing in the first year subsequent to the date of acquisition, unless there is an indication that assets are impaired. Where the carrying amount of an asset increases as a result of a revaluation, the increase is recognized in other comprehensive income and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income.
Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in net income. Depreciation of an asset commences when it is available for use. On loss of control or partial disposition of an asset measured using the revaluation method, all accumulated revaluation surplus or the portion disposed of, respectively, is transferred into retained earnings or ownership changes, respectively.
Property, plant and equipment held in our Private Equity segment is measured at cost. Land is carried at cost whereas finite-life assets such as buildings and equipment are carried at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on a systematic basis over the assets’ useful life.
Depreciation methods and useful lives are reassessed at least annually regardless of the measurement method used.
Renewable Power
Renewable power generating assets, including assets under development, are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value of its renewable power generating assets using discounted cash flow analysis, which includes estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Discount rates are selected for each facility giving consideration to the expected proportion of contracted to uncontracted revenue and markets into which power is sold.
For perpetual assets, such as many of our hydroelectric facilities, the first 20 years of cash flow are discounted with a residual value based on the terminal value cash flows. For assets with finite lives, which include wind and solar farms, the company discounts projected cash flows over the assets’ estimated remaining service lives. The fair value and estimated remaining service lives are reassessed on an annual basis.
Depreciation on renewable power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

(YEARS)	Useful Lives
Dams	Up to 115
Penstocks	Up to 60
Powerhouses	Up to 115
Hydroelectric generating units	Up to 115
Wind generating units	Up to 41
Solar generating units	Up to 30
Other assets	Up to 60
Cost is allocated to the significant components of power generating assets and each component is depreciated separately.

2018 MD&A AND FINANCIAL STATEMENTS 133

The depreciation of property, plant and equipment in our Brazilian renewable power operations is based on the duration of the authorization or the useful life of a concession. The weighted-average remaining duration at December 31, 2018 is 29 years (2017 – 15 years). Land rights are included as part of the concession or authorization and are subject to depreciation. In June of 2018, the federal government of Brazil provided further clarification to a law that was passed in 2016, which resulted in Brookfield Renewable including a one-time thirty year concession renewal period in the valuation of certain of its hydroelectric facilities in Brazil.
Infrastructure
Utilities, transport, communication and energy assets within our infrastructure operations as well as assets under development classified as property, plant and equipment on the Consolidated Balance Sheets are accounted for using the revaluation method. The company determines the fair value of its utilities, transport, energy and data infrastructure assets using discounted cash flow analyses, which include estimates of forecasted revenue, operating costs, maintenance and other capital expenditures. Valuations are performed internally on an annual basis. Discount rates are selected for each asset, giving consideration to the volatility and geography of its revenue streams.
Depreciation on utilities, transport, energy and data infrastructure assets is calculated on a straight-line or declining balance basis over the estimated service lives of the components of the assets, which are as follows:

(YEARS)	Useful Lives
Buildings	Up to 75
Transmission stations, towers and related fixtures	Up to 40
Leasehold improvements	Up to 50
Plant and equipment	Up to 40
Network systems	Up to 65
Track	Up to 40
District energy systems	Up to 50
Gas storage assets	Up to 50
The fair value and the estimated remaining service lives are reassessed annually.
Public service concessions that provide the right to charge users for a service in which the service and fee is regulated by the grantor are accounted for as intangible assets.
In our sustainable resources operations, land used in the production of standing timber, as well as bridges and roads used in sustainable resources production, are accounted for using the revaluation method and included in property, plant and equipment. Bridges, roads and equipment are depreciated over their useful lives, generally 3 to 30 years.
Real Estate – Hospitality Assets
Hospitality operating assets within our real estate operations are classified as property, plant and equipment and are accounted for using the revaluation method. The company determines the fair value for these assets by using a depreciated replacement cost method based on the age, physical condition and the construction costs of the assets. Fair value of hospitality properties are also reviewed in reference to each hospitality asset’s enterprise value which is determined using a discounted cash flow model.
Depreciation on hotel assets is calculated on a straight-line basis over the estimated useful lives of each component of the asset as follows:

(YEARS)	Useful Lives
Buildings and improvements	Up to 45
Equipment and fixtures	Up to 20

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Private Equity
The company accounts for its private equity property, plant and equipment using the cost model. Costs include expenditures that are directly attributable to the acquisition of the asset. Depreciation of an asset commences when it is available for use. PP&E is depreciated on a straight-line basis over the estimated useful lives of each component of the asset as follows:

(YEARS)	Useful Lives
Buildings	Up to 50
Leasehold improvements	Up to 40
Machinery and equipment	Up to 20
Oil and gas related equipment	Up to 10
Vessels	Up to 35
Oil and natural gas pre-licensing costs incurred before the legal right to explore a specific area have been obtained are expensed in the period in which they are incurred. Once the legal right to explore has been acquired and development and exploration costs commence, attributable costs are capitalized. The net carrying value of oil and gas properties is depleted using a unit-of-production method based on estimated proved, plus probable oil and natural gas reserves.
iii.    Inventory
Private Equity
Fuel inventories within our Private Equity segment are traded in active markets and are purchased with the view to resell in the near future, generating a profit from fluctuations in prices or margins. As a result, fuel inventories are carried at market value by reference to prices in a quoted active market, in accordance with the commodity broker-trader exemption granted by IAS 2, Inventories. Changes in fair value less costs to sell are recognized in direct costs. Fuel products that are held for extended periods in order to benefit from future anticipated increases in fuel prices or located in territories where no active market exists are recognized at the lower of cost and net realizable value. Products and chemicals used in the production of biofuels are valued at the lower of cost and net realizable value.
Real Estate
Residential development lots, homes and residential condominium projects are recorded in inventory. Residential development lots are recorded at the lower of cost, which includes pre-development expenditures and capitalized borrowing costs and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
Homes and other properties held for sale, which include properties subject to sale agreements, are recorded at the lower of cost and net realizable value in inventory. Costs are allocated to the salable acreage of each project or subdivision in proportion to the anticipated revenue.
Residential Development
Inventories consist of land held for development, land under development, homes under construction, completed homes and model homes. In addition to direct land acquisitions, land development and improvement costs and home construction costs, costs also include interest, real estate taxes and direct overhead related to development and construction, which are capitalized to inventory during the period beginning with the commencement of development and ending with the completion of construction or development. Indirect costs are allocated to homes or lots based on the number of units in a community.
Land and housing assets are recorded at the lower of cost and net realizable value, which the company determines as the estimated selling price of the inventory in the ordinary course of business in its completed state, less estimated expenses, including holding costs, costs to complete and costs to sell.
Sustainable Resources
Harvested timber is included in inventory and is measured at the lower of fair value less estimated costs to sell at the time of harvest and net realizable value.

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iv.Sustainable Resources – Standing Timber and Other Agricultural Assets
Sustainable resources consist of standing timber and other agricultural assets and are measured at fair value after deducting the estimated selling costs and are recorded in accounts receivable and other on the Consolidated Balance Sheets. Estimated selling costs include commissions, levies, delivery costs, transfer taxes and duties. The fair value of standing timber is calculated using the present value of anticipated future cash flows for standing timber before tax and terminal dates of 30 years. Fair value is determined based on felling plans, assessments regarding growth, timber prices and felling and silviculture costs. Changes in fair value are recorded in net income in the period of change. The company determines fair value of its standing timber using external valuations on an annual basis.

i)	Fair Value Measurement
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 –	Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 –
Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset or liability’s anticipated life.

Level 3 –
Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Refer to the investment properties and revaluation of property, plant and equipment explanations for the approach taken to determine the fair value of these operating assets.
Further information on fair value measurements is available in Notes 6, 7, 11 and 12.

j)	Accounts Receivable
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for expected credit losses for uncollectability.

k)	Intangible Assets
Finite life intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives. Amortization is recorded within depreciation and amortization in the Consolidated Statements of Operations.
Certain of the company’s intangible assets have an indefinite life as there is no foreseeable limit to the period over which the asset is expected to generate cash flows. Indefinite life intangible assets are recorded at cost unless an impairment is identified which requires a write-down to its recoverable amount.
Indefinite life intangible assets are evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Any impairment of the company’s indefinite life intangible assets is recorded in net income in the period in which the impairment is identified. Impairment losses on intangible assets may be subsequently reversed in net income.
Infrastructure
Intangible assets within our Infrastructure segment primarily consist of service concession arrangements that are accounted for as intangible assets under IFRIC 12, Service Concession Arrangements (“IFRIC 12”). Concession arrangements were mostly acquired through acquisitions of gas transmission, terminal and toll road businesses and are amortized on a straight line basis over the term of the arrangement.

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The intangible asset at the Australian regulated terminal operation relates to use of a specific coal port terminal for a contractual length of time and is amortized over the life of the contractual arrangement with 82 years remaining on a straight-line basis. The intangible assets at the Brazilian regulated gas transmission operation relate to pipeline concession contracts, amortized on a straight-line basis over the life of the contractual arrangement. The intangible assets at the Chilean, Indian and Peruvian toll roads relate to the right to operate a road and charge users a specified tariff for a contractual length of time and is amortized over the life of the contractual arrangement with an average of 15, 15 and 24 years remaining, respectively.
Refer to Note 13 of the consolidated financial statements for additional information on these concession arrangements.
The intangible assets at our residential infrastructure operation comprise contractual customer relationships, customer contracts, proprietary technology and brands. The contractual customer relationships and customer contracts represent ongoing economic benefits from leasing customers and annuity-based management agreements. Proprietary technology is recognized for the development of new metering technology, which allows the business to generate revenue through its sub-metering business. Brands represent the intrinsic value customers place on the operation’s various brand names. Brands are classified as having an indefinite life and are subject to annual impairment reviews. The remaining intangible assets are amortized straight-line over 10 to 20 years.
Private Equity
Our private equity operations include intangible assets across a number of operating companies. The majority are finite life intangibles with the following useful lives:

(YEARS)	Useful Lives
Water and sewage concession agreements	Up to 40
Brand names	Up to 20
Computer software	Up to 10
Customer relationships	Up to 30
Patents and trademarks	Up to 40
Proprietary technology	Up to 15
Product development costs	Up to 5
Distribution networks	Up to 25
Loyalty program	Up to 15
Real Estate
Intangible assets in our real estate segment are primarily trademarks associated with hospitality assets. These assets have indefinite lives.

l)	Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net identifiable tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash-generating unit to which it relates. The company identifies cash-generating units as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a cash-generating unit are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the cash-generating unit. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. On disposal of a subsidiary, any attributable amount of goodwill is included in determination of the gain or loss on disposal.

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m)	Impairment of Long-Lived Assets
At each balance sheet date or more often if events or circumstances indicate there may be impairment, the company assesses whether its assets, other than those measured at fair value with changes in value recorded in net income, have any indication of impairment. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal and the discounted future cash flows generated from use and eventual disposal from an asset or cash-generating unit, is less than their carrying value. Impairment losses are recorded as fair value changes within the Consolidated Statements of Operations. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the lesser of the revised estimate of its recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.

n)	Subsidiary Equity Obligations
Subsidiary equity obligations include subsidiary preferred equity units, subsidiary preferred shares and capital securities as well as limited-life funds and redeemable fund units.
Subsidiary preferred equity units and capital securities are preferred shares that may be settled by a variable number of common equity units upon their conversion by the holders or the company. These instruments, as well as the related accrued distributions, are classified as liabilities at amortized cost on the Consolidated Balance Sheets. Dividends or yield distributions on these instruments are recorded as interest expense. To the extent conversion features are not closely related to the underlying liability the instruments are bifurcated into debt and equity components.
Limited-life funds represent the interests of others in the company’s consolidated funds that have a defined maximum fixed life where the company has an obligation to distribute the residual interests of the fund to fund partners based on their proportionate share of the fund’s equity in the form of cash or other financial assets at cessation of the fund’s life.
Redeemable fund units represent interests of others in consolidated subsidiaries that have a redemption feature that requires the company to deliver cash or other financial assets to the holders of the units upon receiving a redemption notice.
Limited-life funds and redeemable fund units are classified as liabilities and recorded at fair value within subsidiary equity obligations on the Consolidated Balance Sheets. Changes in the fair value are recorded in net income in the period of the change.

o)	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date. Current and deferred income tax relating to items recognized directly in equity are also recognized in equity. Deferred income tax liabilities are provided for using the liability method on temporary differences between the tax bases and carrying amounts of assets and liabilities. Deferred income tax assets are recognized for all deductible temporary differences and for the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured using the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

p)	Business Combinations
Business combinations are accounted for using the acquisition method. The cost of a business acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date, except for non-current assets that are classified as held for sale which are recognized and measured at fair value less costs to sell. The interest of non-controlling shareholders in the acquiree is initially measured at the non-controlling shareholders’ proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.
To the extent the fair value of consideration paid exceeds the fair value of the net identifiable tangible and intangible assets, the excess is recorded as goodwill. To the extent the fair value of consideration paid is less than the fair value of net identifiable tangible and intangible assets, the excess is recognized in net income.

138 BROOKFIELD ASSET MANAGEMENT

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in net income, other than amounts transferred directly to retained earnings. Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are reclassified to net income. Transaction costs are recorded as an expense within fair value changes in the Consolidated Statements of Operations.

q)	Other Items
i.    Capitalized Costs
Capitalized costs related to assets under development and redevelopment include all eligible expenditures incurred in connection with the acquisition, development and construction of the asset until it is available for its intended use. These expenditures consist of costs that are directly attributable to these assets.
Borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.
ii.    Share-based Payments
The company issues share-based awards to certain employees and non-employee directors. The cost of equity-settled share-based transactions, comprised of share options, restricted shares and escrowed shares, is determined as the fair value of the award on the grant date using a fair value model. The cost of equity-settled share-based transactions is recognized as each tranche vests and is recorded in contributed surplus as a component of equity. The cost of cash-settled share-based transactions, comprised of Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”), is measured as the fair value at the grant date, and expensed on a proportionate basis consistent with the vesting features over the vesting period with the recognition of a corresponding liability. The liability is recorded as a provision within accounts payable and other and measured at each reporting date at fair value with changes in fair value recognized in net income.
iii.    Provisions
A provision is a liability of uncertain timing that is recognized when the company has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The company’s significant provisions consist of pensions and other long-term and post-employment benefits, warranties on some products or services, obligations to retire or decommission tangible long-lived assets and the cost of legal claims arising in the normal course of operations.
a.    Pensions and Other Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries, with certain of these subsidiaries offering defined benefit plans. Defined benefit pension expenses, which include the current year’s service cost, are included in direct costs. For each defined benefit plan, we recognize the present value of our defined benefit obligations less the fair value of the plan assets as a defined benefit liability reported in accounts payable and other on our Consolidated Balance Sheets. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations.
b.    Other Long-Term Incentive Plans
The company provides long-term incentive plans to certain employees whereby the company allocates a portion of the amounts realized through subsidiary profit sharing agreements to its employees. The cost of these plans is recognized over the requisite service period, provided it is probable that the vesting conditions will be achieved, based on the underlying subsidiary profit sharing arrangement. The liability is recorded within accounts payable and other and measured at each reporting date with the corresponding expense recognized in direct costs.
c.    Warranties, Asset Retirement, Legal and Other
Certain consolidated entities offer warranties on the sale of products or services. A provision is recorded to provide for future warranty costs based on management’s best estimate of probable warranty claims.
Certain consolidated entities have legal obligations to retire tangible long-lived assets. A provision is recorded at each reporting date to provide for the estimated fair value of the asset retirement obligation upon decommissioning of the asset period.

2018 MD&A AND FINANCIAL STATEMENTS 139

In the normal course of operations, the company may become involved in legal proceedings. Management analyzes information about these legal matters and provides provisions for probable contingent losses, including estimated legal expenses to resolve the matters. Internal and external legal counsel are used in order to estimate the probability of an unfavorable outcome and the amount of loss.

r)	Critical Estimates and Judgments
The preparation of financial statements requires management to make estimates and judgments that affect the carried amounts of certain assets and liabilities, disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses recorded during the period. Actual results could differ from those estimates.
In making estimates and judgments, management relies on external information and observable conditions, where possible, supplemented by internal analysis as required. These estimates and judgments have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that the company believes will materially affect the methodology or assumptions utilized in making estimates and judgments in these consolidated financial statements.
i.    Critical Estimates
The significant estimates used in determining the recorded amount for assets and liabilities in the consolidated financial statements include the following:
a.    Investment Properties
The critical assumptions and estimates used when determining the fair value of commercial properties are: the timing of rental income from future leases reflecting current market conditions, less assumptions of future cash costs in respect of current and future leases; maintenance and other capital expenditures; discount rates; terminal capitalization rates; and terminal valuation dates. Properties under development are recorded at fair value using a discounted cash flow model which includes estimates in respect of the timing and cost to complete the development.
Further information on investment property estimates is provided in Note 11.
b.    Revaluation Method for Property, Plant and Equipment
When determining the carrying value of property, plant and equipment using the revaluation method, the company uses the following critical assumptions and estimates: the timing of forecasted revenues; future sales prices and associated expenses; future sales volumes; future regulatory rates; maintenance and other capital expenditures; discount rates; terminal capitalization rates; terminal valuation dates; useful lives; and residual values. Determination of the fair value of property, plant and equipment under development includes estimates in respect of the timing and cost to complete the development.
Further information on estimates used in the revaluation method for property, plant and equipment is provided in Note 12.
c.    Financial Instruments
Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of the company relative to its counterparties; the credit risk of the company’s counterparties; estimated future cash flows; the amount of the liability and equity components of compound financial instruments; discount rates and volatility utilized in option valuations.
Further information on estimates used in determining the carrying value of financial instruments is provided in Notes 6, 25 and 26.
d.    Inventory
The company estimates the net realizable value of its inventory using estimates and assumptions about future development costs, costs to hold and future selling costs.
e.    Sustainable Resources
The fair value of standing timber and agricultural assets is based on the following estimates and assumptions: the timing of forecasted revenues and prices; estimated selling costs; sustainable felling plans; growth assumptions; silviculture costs; discount rates; terminal capitalization rates; and terminal valuation dates.

140 BROOKFIELD ASSET MANAGEMENT

f.    Other
Other estimates and assumptions utilized in the preparation of the company’s consolidated financial statements are: the assessment or determination of net recoverable amount; oil and gas reserves; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash-generating units for impairment assessments of goodwill and intangible assets; ability to utilize tax losses and other tax measurements; fair value of assets held as collateral and the percentage of completion for construction contracts.
ii.    Critical Judgments
Management is required to make critical judgments when applying its accounting policies. The following judgments have the most significant effect on the consolidated financial statements:
a.    Control or Level of Influence
When determining the appropriate basis of accounting for the company’s investees, the company makes judgments about the degree of influence that it exerts directly or through an arrangement over the investees’ relevant activities. This may include the ability to elect investee directors or appoint management. Control is obtained when the company has the power to direct the relevant investing, financing and operating decisions of an entity and does so in its capacity as principal of the operations, rather than as an agent for other investors. Operating as a principal includes having sufficient capital at risk in any investee and exposure to the variability of the returns generated as a result of the decisions of the company as principal. Judgment is used in determining the sufficiency of the capital at risk or variability of returns. In making these judgments, the company considers the ability of other investors to remove the company as a manager or general partner in a controlled partnership.
b.    Investment Properties
When applying the company’s accounting policy for investment properties, judgment is applied in determining whether certain costs are additions to the carrying amount of the property and, for properties under development, identifying the point at which practical completion of the property occurs and identifying the directly attributable borrowing costs to be included in the carrying value of the development property.
c.    Property, Plant and Equipment
The company’s accounting policy for its property, plant and equipment requires critical judgments over the assessment of carrying value, whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance, and for assets under development the identification of when the asset is capable of being used as intended and identifying the directly attributable borrowing costs to be included in the asset’s carrying value.
For assets that are measured using the revaluation method, judgment is required when estimating future prices, volumes, discount and capitalization rates. Judgment is applied when determining future electricity prices considering broker quotes for the years in which there is a liquid market available and, for the subsequent years, our best estimate of electricity prices from renewable sources that would allow new entrants into the market.
d.    Identifying Performance Obligations for Revenue Recognition
Management is required to identify performance obligations relating to contracts with customers at the inception of each contract. IFRS 15, the new revenue recognition standard, requires a contract’s transaction price to be allocated to each distinct performance obligation and subsequently recognized into income when, or as, the performance obligation is satisfied. Judgment is used when assessing the pattern of delivery of the product or service to determine if revenue should be recognized at a point in time or over time. For certain service contracts recognized over time, judgment is required to determine if revenue from variable consideration such as incentives, claims and variations from contract modifications has met the required probability threshold to be recognized.
Management also uses judgment to determine whether contracts for the sale of products and services have distinct performance obligations that should be accounted for separately or as a single performance obligation. Goods and services are considered distinct if (1) a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (2) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
Additional details about revenue recognition policies across our operating segments are included in Note 2(b) of the consolidated financial statements.

2018 MD&A AND FINANCIAL STATEMENTS 141

e.    Common Control Transactions
The purchase and sale of businesses or subsidiaries between entities under common control are not specifically addressed in IFRS and accordingly, management uses judgment when determining a policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The company’s policy is to record assets and liabilities recognized as a result of transfers of businesses or subsidiaries between entities under common control at carrying value. Differences between the carrying amount of the consideration given or received and the carrying amount of the assets and liabilities transferred are recorded directly in equity.
f.    Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the company’s assets, including: the determination of the company’s ability to hold financial assets; the estimation of a cash-generating unit’s future revenues and direct costs; the determination of discount and capitalization rates; and when an asset’s carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
g.    Income Taxes
The company makes judgments when determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. The company measures deferred income taxes associated with its investment properties based on its specific intention with respect to each asset at the end of the reporting period. Where the company has a specific intention to sell a property in the foreseeable future, deferred taxes on the building portion of an investment property are measured based on the tax consequences that would follow the disposition of the property. Otherwise, deferred taxes are measured on the basis the carrying value of the investment property will be recovered substantially through use.
h.    Classification of Non-Controlling Interests in Limited-Life Funds
Non-controlling interests in limited-life funds are classified as liabilities (subsidiary equity obligations) or equity (non-controlling interests) depending on whether an obligation exists to distribute residual net assets to non-controlling interests on liquidation in the form of cash or another financial asset or assets delivered in kind. Judgment is required to determine what the governing documents of each entity require or permit in this regard.
i.    Other
Other critical judgments include the determination of effectiveness of financial hedges for accounting purposes; the likelihood and timing of anticipated transactions for hedge accounting; and the determination of functional currency.

3.	SEGMENTED INFORMATION

a)	Operating Segments
Our operations are organized into five operating business groups in addition to our corporate and asset management activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure performance primarily using Funds from Operations (“FFO”) generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity by segment.
Our operating segments are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

142 BROOKFIELD ASSET MANAGEMENT

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

b)	Segment Financial Measures
FFO is a key measure of our financial performance and our segment measure of profit and loss. It is utilized by our Chief Operating Decision Maker in assessing operating results and the performance of our businesses on a segmented basis. We define FFO as net income excluding fair value changes, depreciation and amortization and deferred income taxes, net of non-controlling interests. When determining FFO, we include our proportionate share of the FFO from equity accounted investments on a fully diluted basis. FFO also includes realized disposition gains and losses, which are gains or losses arising from transactions during the reporting period, adjusted to include associated fair value changes and revaluation surplus recorded in prior periods, taxes payable or receivable in connection with those transactions and amounts that are recorded directly in equity, such as ownership changes.
We use FFO to assess our performance as an asset manager and as an investor in our assets. FFO from our asset management segment includes fees, net of the associated costs, that we earn from managing capital in our listed partnerships, private funds and public securities accounts. We are also eligible to earn incentive payments in the form of incentive distributions, performance fees or carried interest. As an investor in our assets, our FFO represents the company’s share of revenues less costs incurred within our operations, which include interest expenses and other costs. Specifically, it includes the impact of contracts that we enter into to generate revenues, including power sales agreements, contracts that our operating businesses enter into such as leases and take or pay contracts and sales of inventory. FFO includes the impact of changes in leverage or the cost of that financial leverage and other costs incurred to operate our business.
We use realized disposition gains and losses within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period FFO, and believe it is useful to investors to better understand variances between reporting periods. We exclude depreciation and amortization from FFO as we believe that the value of most of our assets typically increases over time, provided we make the necessary maintenance expenditures, the timing and magnitude of which may differ from the amount of depreciation recorded in any given period. In addition, the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. As noted above, unrealized fair value changes are excluded from FFO until the period in which the asset is sold. We also exclude deferred income taxes from FFO because the vast majority of the company’s deferred income tax assets and liabilities are a result of the revaluation of our assets under IFRS.
Our definition of FFO may differ from the definition used by other organizations, as well as the definition of FFO used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. The key differences between our definition of FFO and the determination of FFO by REALPAC and/or NAREIT are that we include the following: realized disposition gains or losses and cash taxes payable or receivable on those gains or losses, if any; foreign exchange gains or losses on monetary items not forming part of our net investment in foreign operations; and foreign exchange gains or losses on the sale of an investment in a foreign operation. We do not use FFO as a measure of cash generated from our operations.
We illustrate how we derive FFO for each operating segment and reconcile total FFO to net income in Note 3(c)(v) of the consolidated financial statements.
Segment Balance Sheet Information
We use common equity by segment as our measure of segment assets when reviewing our deconsolidated balance sheet because it is utilized by our Chief Operating Decision Maker for capital allocation decisions.

2018 MD&A AND FINANCIAL STATEMENTS 143

Segment Allocation and Measurement
Segment measures include amounts earned from consolidated entities that are eliminated on consolidation. The principal adjustment is to include asset management revenues charged to consolidated entities as revenues within the company’s Asset Management segment with the corresponding expense recorded as corporate costs within the relevant segment. These amounts are based on the in-place terms of the asset management contracts between the consolidated entities. Inter-segment revenues are determined under terms that approximate market value.
The company allocates the costs of shared functions that would otherwise be included within its corporate activities segment, such as information technology and internal audit, pursuant to formal policies.

c)	Reportable Segment Measures

AS AT AND FOR THE YEAR ENDED DEC. 31, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$187	$8,075	$3,751	$5,013	$36,828	$2,683	$234	$56,771
Inter-segment revenues	1,760	41	11	5	442	—	(46)	2,213	i
Segmented revenues	1,947	8,116	3,762	5,018	37,270	2,683	188	58,984
FFO from equity accounted investments	—	945	46	846	526	15	(6)	2,372	ii
Interest expense	—	(2,464)	(930)	(586)	(520)	(57)	(323)	(4,880)	iii
Current income taxes	—	(213)	(32)	(326)	(186)	(45)	(59)	(861)	iv
Funds from operations	1,317	1,786	328	602	795	49	(476)	4,401	v
Common equity	328	17,423	5,302	2,887	4,279	2,606	(7,178)	25,647
Equity accounted investments	—	22,949	685	7,636	1,943	395	39	33,647
Additions to non-current assets[1]	—	51,111	3,729	10,524	10,139	124	190	75,817

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.

AS AT AND FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Segments	Note
External revenues	$286	$6,824	$2,788	$3,859	$24,220	$2,447	$362	$40,786
Inter-segment revenues	1,181	38	—	12	357	—	—	1,588	i
Segmented revenues	1,467	6,862	2,788	3,871	24,577	2,447	362	42,374
FFO from equity accounted investments	—	904	23	904	229	1	8	2,069	ii
Interest expense	—	(1,901)	(691)	(453)	(237)	(83)	(261)	(3,626)	iii
Current income taxes	—	(63)	(39)	(111)	(84)	(46)	57	(286)	iv
Funds from operations	970	2,004	270	345	333	34	(146)	3,810	v
Common equity	312	16,725	4,944	2,834	4,215	2,915	(7,893)	24,052
Equity accounted investments	—	19,597	509	8,793	2,387	346	362	31,994
Additions to non-current assets[1]	—	10,025	7,555	7,991	6,307	74	328	32,280

1.	Includes equity accounted investments, investment properties, property, plant and equipment, sustainable resources, intangible assets and goodwill.
i.Inter-Segment Revenues
For the year ended December 31, 2018, the adjustment to external revenues when determining segmented revenues consists of asset management revenues earned from consolidated entities totaling $1.8 billion (2017 – $1.2 billion), revenues earned on construction projects between consolidated entities totaling $430 million (2017 – $357 million), and interest income and other revenues totaling $23 million (2017 – $19 million), which were eliminated on consolidation to arrive at the company’s consolidated revenues.

144 BROOKFIELD ASSET MANAGEMENT

ii.	FFO from Equity Accounted Investments
The company determines FFO from its equity accounted investments by applying the same methodology utilized in adjusting net income of consolidated entities. The following table reconciles the company’s consolidated equity accounted income to FFO from equity accounted investments:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Consolidated equity accounted income	$1,088	$1,213
Non-FFO items from equity accounted investments[1]	1,284	856
FFO from equity accounted investments	$2,372	$2,069

1.
Adjustment to back out non-FFO expenses (income) that are included in consolidated equity accounted income including depreciation and amortization, deferred taxes and fair value changes from equity accounted investments.

iii.Interest Expense
For the year ended December 31, 2018, the adjustment to interest expense consists of interest on loans between consolidated entities totaling $26 million (2017 – $18 million) that is eliminated on consolidation, along with the associated revenue.

iv.	Current Income Taxes
Current income taxes are included in FFO but are aggregated with deferred income taxes in income tax expense on the company’s Consolidated Statements of Operations. The following table reconciles consolidated income taxes to current income taxes by segment:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Current tax expense	$(861)	$(286)
Deferred income tax recovery (expense)	1,109	(327)
Income tax recovery (expense)	$248	$(613)

v.	Reconciliation of Net Income to Total FFO
The following table reconciles net income to total FFO:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Note	2018	2017
Net income		$7,488	$4,551
Realized disposition gains in fair value changes or equity	vi	1,445	1,116
Non-controlling interests in FFO		(6,015)	(4,964)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items		1,284	856
Fair value changes		(1,794)	(421)
Depreciation and amortization		3,102	2,345
Deferred income taxes		(1,109)	327
Total FFO		$4,401	$3,810

vi.	Realized Disposition Gains
Realized disposition gains include gains and losses recorded in net income arising from transactions during the current period, adjusted to include fair value changes and revaluation surplus recorded in prior periods in connection with the assets sold. Realized disposition gains also include amounts that are recorded directly in equity as changes in ownership, as opposed to net income, because they result from a change in ownership of a consolidated entity.
The realized disposition gains recorded in fair value changes, revaluation surplus or directly in equity were $1.4 billion for the year ended December 31, 2018 (2017 – $1.1 billion), of which $1.1 billion relates to prior periods (2017 – $1.0 billion), $242 million has been recorded directly in equity as changes in ownership (2017 – $nil) and $95 million has been recorded in fair value changes (2017 – $78 million).

2018 MD&A AND FINANCIAL STATEMENTS 145

d)	Geographic Allocation
The company’s revenues by location of operations are as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
United Kingdom	$23,684	$15,106
United States	9,756	8,284
Canada	6,422	5,883
Australia	4,968	4,405
Brazil	4,048	3,206
Other Europe	3,275	617
Asia	1,643	1,119
Colombia	1,594	970
Other	1,381	1,196
	$56,771	$40,786
The company’s consolidated assets by location are as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
United States	$128,808	$84,860
Canada	27,850	21,897
United Kingdom	23,093	20,005
Brazil	22,539	23,931
Australia	13,309	14,501
Other Europe	13,250	3,979
Asia	10,479	8,089
Colombia	9,862	7,362
Other	7,091	8,096
	$256,281	$192,720

4.	SUBSIDIARIES
The following table presents the details of the company’s subsidiaries with significant non-controlling interests:

	Jurisdiction of Formation	Ownership Interest Held by Non-Controlling Interests[1,2]
AS AT DEC. 31		2018	2017
Brookfield Property Partners L.P. (“BPY”)	Bermuda	46.2%	30.6%
Brookfield Renewable Partners L.P. (“BEP”)	Bermuda	39.5%	39.8%
Brookfield Infrastructure Partners L.P. (“BIP”)	Bermuda	70.5%	70.1%
Brookfield Business Partners L.P. (“BBU”)	Bermuda	32.0%	32.0%

1.
Control and associated voting rights of the limited partnerships (BPY, BEP, BIP and BBU) resides with their respective general partners which are wholly owned subsidiaries of the company. The company’s general partner interest is entitled to earn base management fees and incentive payments in the form of incentive distribution rights or performance fees.

2.
The company’s ownership interest in BPY, BEP, BIP and BBU includes a combination of redemption-exchange units (REUs), Class A limited partnership units, special limited partnership units, general partnership units and units or shares that are exchangeable for units in our listed partnerships, in each subsidiary, where applicable. Each of BPY, BEP, BIP and BBU’s partnership capital includes its Class A limited partnership units whereas REUs and general partnership units are considered non-controlling interests for the respective partnerships. REUs share the same economic attributes in all respects except for the redemption right attached thereto. The REUs and general partnership units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the Class A limited partnership units of the subsidiary.

During 2018, the ownership interest held by non-controlling interests in BPY increased from 30.6% to 46.2% primarily as a result of equity issued to GGP’s shareholders as consideration when GGP was privatized in the third quarter. This increase in the proportion of BPY held by NCI was partially offset by the impact of BPY units acquired by BAM and BPY during the third and fourth quarters.

146 BROOKFIELD ASSET MANAGEMENT

The table below presents the exchanges on which the company’s subsidiaries with significant non-controlling interests were publicly listed as of December 31, 2018:

	TSX	NYSE	Nasdaq
BPY	BPY.UN	N/A	BPY
BEP	BEP.UN	BEP	N/A
BIP	BIP.UN	BIP	N/A
BBU	BBU.UN	BBU	N/A
The following table outlines the composition of accumulated non-controlling interests presented within the company’s consolidated financial statements:

AS AT DEC. 31 (MILLIONS)	2018	2017
BPY	$31,580	$19,736
BEP	12,457	10,139
BIP	12,752	11,376
BBU	4,477	4,000
Individually immaterial subsidiaries with non-controlling interests	6,069	6,377
	$67,335	$51,628
All publicly listed entities are subject to independent governance. Accordingly, the company has no direct access to the assets of these subsidiaries. Summarized financial information with respect to the company’s subsidiaries with significant non-controlling interests is set out below. The summarized financial information represents amounts before intra-group eliminations:

	BPY		BEP		BIP		BBU
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Current assets	$7,114	$3,912	$1,961	$1,666	$2,276	$1,512	$9,781	$6,433
Non-current assets	115,406	80,435	32,142	29,238	34,304	27,965	17,537	9,371
Current liabilities	(10,306)	(11,829)	(1,689)	(2,514)	(2,417)	(1,564)	(9,016)	(5,690)
Non-current liabilities	(65,474)	(37,394)	(15,208)	(14,108)	(19,495)	(14,439)	(11,808)	(4,050)
Non-controlling interests	(31,580)	(19,736)	(12,457)	(10,139)	(12,752)	(11,376)	(4,477)	(4,000)
Equity attributable to Brookfield	$15,160	$15,388	$4,749	$4,143	$1,916	$2,098	$2,017	$2,064

Revenues	$7,239	$6,135	$2,982	$2,625	$4,652	$3,535	$37,168	$22,823
Net income attributable to:
Non-controlling interests	$2,356	$2,234	$401	$103	$724	$569	$1,106	$296
Shareholders	1,298	234	2	(52)	82	5	97	(81)
	$3,654	$2,468	$403	$51	$806	$574	$1,203	$215
Other comprehensive income (loss) attributable to:
Non-controlling interests	$(122)	$532	$2,292	$786	$(859)	$269	$(292)	$64
Shareholders	(294)	348	972	564	(86)	54	(96)	45
	$(416)	$880	$3,264	$1,350	$(945)	$323	$(388)	$109

2018 MD&A AND FINANCIAL STATEMENTS 147

The summarized cash flows of the company’s subsidiaries with material non-controlling interests are as follows:

	BPY		BEP		BIP		BBU
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Cash flows from (used in):
Operating activities	$1,357	$639	$1,103	$928	$1,362	$1,481	$1,341	$290
Financing activities	8,873	1,248	(1,080)	(27)	4,418	3,814	3,561	1,353
Investing activities	(8,406)	(1,886)	(624)	(328)	(5,564)	(5,721)	(3,999)	(1,595)
Distributions paid to non-controlling interests in common equity	$427	$255	$244	$227	$558	$489	$11	$9

5.	ACQUISITIONS OF CONSOLIDATED ENTITIES

a)	Completed During 2018
The following table summarizes the balance sheet impact as a result of business combinations that occurred in the year ended December 31, 2018. No material changes were made to the provisional allocations:

(MILLIONS)	Real Estate	Infrastructure	Private Equity	Renewable Power and Other	Total
Cash and cash equivalents	$1,056	$71	$658	$388	$2,173
Accounts receivable and other	2,247	511	2,267	623	5,648
Inventory	150	23	686	5	864
Equity accounted investments	12,379	15	329	29	12,752
Investment properties	33,024	—	—	—	33,024
Property, plant and equipment	1,748	2,945	4,913	2,970	12,576
Intangible assets	54	3,208	2,942	386	6,590
Goodwill	96	2,905	971	186	4,158
Deferred income tax assets	220	—	38	582	840
Total assets	50,974	9,678	12,804	5,169	78,625
Less:
Accounts payable and other	(2,177)	(591)	(3,654)	(715)	(7,137)
Non-recourse borrowings	(18,218)	(1,484)	(3,668)	(2,023)	(25,393)
Deferred income tax liabilities	(58)	(839)	(157)	(210)	(1,264)
Non-controlling interests[1]	(2,603)	(544)	(515)	(22)	(3,684)
	(23,056)	(3,458)	(7,994)	(2,970)	(37,478)
Net assets acquired	$27,918	$6,220	$4,810	$2,199	$41,147

Consideration[2]	$26,759	$6,220	$4,810	$1,807	$39,596

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition. For certain business combinations in our Private Equity segment, non-controlling interests recognized on business combinations are measured at the proportionate fair value of the total net assets on date of acquisition.

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Brookfield recorded $5.1 billion of revenue and $711 million of net income in 2018 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $12.6 billion and $1.8 billion to total revenue and net income, respectively.

148 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2018. The valuations of the assets acquired are still under evaluation and as such the business combinations have been accounted for on a provisional basis.

	Real Estate			Private Equity	Infrastructure			Renewable Power
(MILLIONS)	666 Fifth	GGP	Forest City	Westinghouse	NorthRiver	Enercare	Evoque	Saeta Yield
Cash and cash equivalents	$—	$424	$451	$250	$10	$24	$—	$187
Accounts receivable and other	11	592	960	1,854	55	187	3	216
Inventory	—	—	89	626	—	—	—	—
Equity accounted investments	—	10,829	1,467	7	—	—	—	14
Investment properties	1,292	17,991	9,397	—	—	—	—	—
Property, plant and equipment	—	56	—	931	1,442	669	440	2,724
Intangible assets	—	—	—	2,683	157	1,863	221	258
Goodwill	—	—	—	213	524	1,260	463	115
Deferred income tax assets	—	—	—	7	—	23	—	—
Total assets	1,303	29,892	12,364	6,571	2,188	4,026	1,127	3,514
Less:
Accounts payable and other	(4)	(691)	(1,119)	(2,645)	(46)	(235)	(24)	(320)
Non-recourse borrowings	—	(13,147)	(3,664)	(3)	—	(877)	—	(1,906)
Deferred income tax liabilities	—	(11)	—	(81)	(186)	(472)	—	(174)
Non-controlling interests[1]	—	(1,882)	(633)	(7)	—	—	—	—
	(4)	(15,731)	(5,416)	(2,736)	(232)	(1,584)	(24)	(2,400)
Net assets acquired	$1,299	$14,161	$6,948	$3,835	$1,956	$2,442	$1,103	$1,114

Consideration[2]	$1,299	$13,240	$6,948	$3,835	$1,956	$2,442	$1,103	$1,114

1.
Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the identifiable assets and liabilities on the date of acquisition. For certain business combinations in our Private Equity segment, non-controlling interests recognized on business combinations are measured at the proportionate fair value of the total net assets on date of acquisition.

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
On June 12, 2018, a subsidiary of the company, along with institutional investors, acquired a 95% interest in Saeta Yield, S.A. (“Saeta Yield”) for total cash consideration of $1.1 billion, funded through an equity issuance at the subsidiary, amounts drawn on a non-recourse credit facility and available cash on hand. The acquisition resulted in $115 million of goodwill due to the recognition of a deferred tax liability because the tax bases of the net assets are lower than their acquisition date fair value. None of the goodwill recognized is deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $407 million and $63 million, respectively.
On August 1, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% interest in Westinghouse Electric Company (“Westinghouse”). Total consideration paid was $3.8 billion in cash, with $886 million provided by the subsidiary and its partners and the balance funded through asset level debt raised concurrently on closing. On acquisition, goodwill of $213 million was recognized, which represents future growth the subsidiary expects to receive from the integration of Westinghouse’s operations; this goodwill is not deductible for income tax purposes. Total revenues and net losses that would have been recorded if the transaction had occurred at the beginning of the year are $3.9 billion and $239 million, respectively.

2018 MD&A AND FINANCIAL STATEMENTS 149

On August 3, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for total consideration of $1.3 billion. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $84 million and $85 million, respectively.
On August 28, 2018, a subsidiary of the company acquired all outstanding shares of GGP other than those shares already held by the subsidiary for total consideration of $13.2 billion, plus the payment of a pre-closing dividend of $9.05 billion. The pre-closing dividend was funded by financing activity and proceeds from the sales of partial interests in certain properties within GGP.

•
A new entity, Brookfield Property REIT (“BPR”), was formed to hold the GGP assets; BPR issued 161 million shares to GGP shareholders as consideration. BPR shares, which are structured to provide an economic return equivalent to that of BPY units, are presented as non-controlling interests within equity.

•
The acquisition was accounted for as a business combination achieved in stages. Our existing equity interest in GGP was remeasured to its fair value of $7.8 billion immediately prior to the completion of the transaction based on our interest in the fair value of GGP’s identifiable net assets and liabilities. As a result of this remeasurement, a loss of approximately $502 million was recognized in fair value changes.

•
Total consideration of $13.2 billion is made up of our existing equity investment of $7.8 billion, new equity, in the form of 88 million BPY LP units and 161 million BPR Class A shares, issued to GGP’s shareholders totaling $5.2 billion, cash consideration of $200 million and share-based payment awards to GGP employees with a fair value of $28 million. On acquisition, we recognized a bargain purchase gain of $921 million in fair value changes as the agreed upon transaction price and the fair value of the consideration transferred was less than the aggregate fair value of the assets acquired net of the liabilities assumed.

•	Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.8 billion and $1.1 billion, respectively.
On October 1, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% interest in NorthRiver Midstream Inc. (“NorthRiver”), a western Canadian natural gas gathering and processing business, for total cash consideration of $2.0 billion. The acquisition was funded through cash on hand and asset level debt raised concurrently on closing. On acquisition, goodwill of $524 million was recognized, which represents the potential for obtaining long-term contracts for the business’ unutilized capacity and production growth in certain locations. None of the goodwill acquired is deductible for tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $246 million and $16 million, respectively.
On October 16, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% interest in Enercare Inc. (“Enercare”), a North American residential energy infrastructure business, for total consideration of $2.4 billion. The acquisition was funded through $2.2 billion of cash with the remainder through equity issued to certain Enercare shareholders. On acquisition, goodwill of $1.3 billion was recognized, which represents potential growth prospects and a strong market position as a key provider of residential energy infrastructure in North America. None of the goodwill recognized is deductible for tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $949 million and $5 million, respectively.
On December 7, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% interest in Forest City Realty Trust, Inc. (“Forest City”) for total cash consideration of $6.9 billion. The acquisition was funded through cash on hand and asset level debt raised concurrently on closing. The non-controlling interest acquired represents equity in partially-owned and consolidated operations which are not attributable to Forest City. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.1 billion and $381 million, respectively.
On December 31, 2018, a subsidiary of the company, together with institutional investors, acquired a 100% interest in Evoque Data Center Solutions (“Evoque”), AT&T’s large-scale data center business, for total cash consideration of $1.1 billion. The acquisition was funded through cash on hand and asset level debt raised concurrently on closing. On acquisition, goodwill of $463 million was recognized, which is largely reflective of potential customer growth, arising from the business’ position as one of the largest colocation providers in the United States and the increasing rate of worldwide data consumption. All of the goodwill is deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $321 million and $6 million, respectively.

150 BROOKFIELD ASSET MANAGEMENT

In addition to the significant business combinations described above, we acquired a number of businesses across the organization in 2018. These include:

•	On February 1, 2018, a subsidiary of the company in our Real Estate segment acquired a portfolio of 15 student housing properties in the U.K. for total consideration of $752 million.

•	On February 1, 2018, a subsidiary of the company in our Real Estate segment acquired a portfolio of 105 extended-stay hotel properties across the U.S. for total consideration of $764 million.

•
On March 9, 2018, the company obtained control over an entity, previously held as an equity-accounted investment. The company recognized a bargain purchase gain of $393 million as a result of the recognition of deferred tax assets which were not previously utilized.

•
On May 15, 2018, a subsidiary of the company in our Private Equity segment acquired, together with institutional investors, a 70% interest in Schoeller Allibert Group B.V (“Schoeller”) for total consideration of $231 million. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $635 million and $27 million, respectively.

•
On June 1, 2018, a subsidiary of the company in our Infrastructure segment, along with institutional investors, acquired a 55% interest in Gas Natural, S.A. ESP (“Gas Natural”), for total consideration of $522 million. The future growth arising from the business’ position as a key distributor of natural gas in Colombia gave rise to goodwill of $621 million, the remainder of the goodwill is due to the difference between the book value and tax bases of the assets acquired. None of the goodwill recognized is deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $884 million and $70 million, respectively.

•
On July 3, 2018, a subsidiary of the company in our Private Equity segment, together with institutional investors, exercised its general partner option to obtain an additional 2% voting interest in the general partner of Teekay Offshore (“Teekay”), granting it control of the entity. Our equity interest in Teekay was remeasured to fair value immediately prior to obtaining control, resulting in a gain of approximately $206 million. Total consideration paid was $653 million, $651 million of which  was the fair market value of our existing investment. Total assets acquired are $5.3 billion and include $3.7 billion in property plant and equipment. Total liabilities assumed are $4.1 billion and include $3.3 billion of non-recourse borrowings. Goodwill of $547 million represents benefits we expect to receive from the integration of the operations; none of the goodwill recognized is deductible for income tax purposes. The value of assets and liabilities acquired are still under evaluation and accounted for on a provisional basis. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.3 billion and $214 million, respectively.

2018 MD&A AND FINANCIAL STATEMENTS 151

b)    Completed During 2017
The following table summarizes the balance sheet impact as a result of business combinations that occurred in 2017. No material changes were made to the provisional allocations disclosed in the 2017 consolidated financial statements:

(MILLIONS)	Renewable Power	Private Equity	Infrastructure	Real Estate and Other	Total
Cash and cash equivalents	$762	$335	$89	$39	$1,225
Accounts receivable and other	980	2,393	345	134	3,852
Inventory	—	701	—	3	704
Equity accounted investments	—	231	—	—	231
Investment properties	—	—	—	5,851	5,851
Property, plant and equipment	6,923	501	100	281	7,805
Intangible assets	27	2,870	5,515	—	8,412
Goodwill	—	342	815	—	1,157
Deferred income tax assets	18	59	—	—	77
Total assets	8,710	7,432	6,864	6,308	29,314
Less:
Accounts payable and other	(1,391)	(2,109)	(222)	(169)	(3,891)
Non-recourse borrowings	(4,902)	(1,678)	(30)	(1,955)	(8,565)
Deferred income tax liabilities	(59)	(806)	(957)	(45)	(1,867)
Non-controlling interests[1]	(830)	(826)	(477)	(123)	(2,256)
	(7,182)	(5,419)	(1,686)	(2,292)	(16,579)
Net assets acquired	$1,528	$2,013	$5,178	$4,016	$12,735

Consideration[2]	$1,528	$2,006	$5,178	$3,845	$12,557

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
Brookfield recorded $15.9 billion of revenue and $694 million of net income in 2017 from the acquired operations as a result of the acquisitions made during the year. If the acquisitions had occurred at the beginning of the year, they would have contributed $25.5 billion and $1.0 billion to total revenue and net income, respectively.

152 BROOKFIELD ASSET MANAGEMENT

The following table summarizes the balance sheet impact as a result of significant business combinations that occurred in 2017:

	Renewable Power		Private Equity		Infrastructure	Real Estate
(MILLIONS)	TerraForm Power	TerraForm Global	BRK	Greenergy	NTS	Manufactured Housing	Houston Center	Mumbai Office Portfolio
Cash and cash equivalents	$149	$611	$296	$28	$89	$16	$—	$11
Accounts receivable and other	707	266	1,043	1,290	317	79	22	12
Inventory	—	—	10	650	—	—	—	—
Equity accounted investments	—	—	109	114	—	—	—	—
Investment properties	—	—	—	—	—	2,107	825	679
Property, plant and equipment	5,678	1,208	200	154	—	—	—	—
Intangible assets	—	—	2,467	212	5,515	—	—	—
Goodwill	—	—	17	92	804	—	—	—
Deferred income tax assets	—	18	50	9	—	—	—	—
Total assets	6,534	2,103	4,192	2,549	6,725	2,202	847	702
Less:
Accounts payable and other	(1,239)	(142)	(227)	(1,744)	(202)	(36)	(28)	(44)
Non-recourse borrowings	(3,714)	(1,188)	(1,468)	(210)	—	(1,261)	—	(511)
Deferred income tax liabilities	(33)	(15)	(746)	(52)	(946)	—	—	(45)
Non-controlling interests[1]	(829)	(1)	(745)	(81)	(477)	(30)	—	—
	(5,815)	(1,346)	(3,186)	(2,087)	(1,625)	(1,327)	(28)	(600)
Net assets acquired	$719	$757	$1,006	$462	$5,100	$875	$819	$102

Consideration[2]	$719	$757	$1,006	$462	$5,100	$768	$819	$102

1.	Includes non-controlling interests recognized on business combinations measured as the proportionate share of fair value of the assets and liabilities on the date of acquisition.

2.	Total consideration, including amounts paid by non-controlling interests that participated in the acquisition as investors in Brookfield-sponsored private funds or as co-investors.
On March 9, 2017, a subsidiary of the company acquired Manufactured Housing, a portfolio of manufactured housing communities in the U.S., for total consideration of $768 million, including $578 million cash consideration with the remainder funded through debt financing. The acquisition was made through a Brookfield-sponsored real estate fund and generated a bargain purchase gain of $107 million recorded in fair value changes as a result of changes in the underlying market conditions subsequent to signing the purchase and sale agreement in the second quarter of 2016. Excluding the impact of the bargain purchase gain, total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $237 million and $86 million, respectively.
On April 4, 2017, we acquired a 90% ownership interest in Nova Transportadora do Sudeste S.A. (“NTS”), a Brazilian regulated gas transmission business, alongside our institutional partners. Total consideration paid by the consortium was $5.1 billion, which consists of a cash consideration of $4.2 billion and deferred consideration of less than $1.0 billion payable five years from the close of the transaction. Upon acquisition of NTS, an additional deferred tax liability of $893 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $804 million which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $1.3 billion and $660 million, respectively.
On April 25, 2017, a subsidiary of the company acquired a 70% interest in BRK Ambiental Participações S.A. (“BRK”), a Brazilian water treatment business, together with institutional investors, for total consideration of $1.0 billion. BRK owns several other investments, all at different ownership levels. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $758 million and $64 million, respectively.

2018 MD&A AND FINANCIAL STATEMENTS 153

On May 10, 2017, a subsidiary of the company acquired an 85% ownership interest of Greenergy Fuels Holdings Ltd. (“Greenergy”), a U.K. road fuel provider, together with our institutional partners. The acquisition was made for total consideration of $462 million. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $19.8 billion and $26 million, respectively.
On October 16, 2017, a subsidiary of the company, along with its institutional partners, acquired a 51% interest in TerraForm Power, Inc., a large scale diversified portfolio of solar and wind assets located predominantly in the U.S., for total consideration of $719 million. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $622 million and $46 million, respectively.
On December 1, 2017, a subsidiary of the company acquired Houston Center, a 4.2 million square foot mixed-use office and retail complex in Houston, Texas, for total consideration of $819 million , including $175 million cash consideration with the remainder funded through debt financing. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $120 million and $26 million, respectively.
On December 7, 2017, a subsidiary of the company acquired a portfolio of 14 office properties with 2.7 million square feet of office space in Mumbai, India (“Mumbai Office Portfolio”), for total consideration of $102 million. Total revenues and net income that would have been recorded if the transaction had occurred at the beginning of the year are $53 million and $1 million, respectively.
On December 28, 2017, a subsidiary of the company, along with its institutional partners, acquired a 100% interest in TerraForm Global, Inc., a large scale diversified portfolio of solar and wind assets located predominantly in Asia and South America, for total consideration of $757 million. Total revenues and net loss that would have been recorded if the transaction had occurred at the beginning of the year are $249 million and $33 million, respectively.

6.	FAIR VALUE OF FINANCIAL INSTRUMENTS
Financial instrument disclosures as at December 31, 2018 are in accordance with IFRS 9; prior period amounts have not been restated (refer to Note 2 of the consolidated financial statements for additional information).

a)	Financial Instrument Classification
The following tables list the company’s financial instruments by their respective classification as at December 31, 2018 and 2017:

AS AT DEC. 31, 2018 (MILLIONS)	Fair Value Through Profit or Loss	Fair Value Through OCI	Amortized Cost	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$8,390	$8,390
Other financial assets
Government bonds	68	20	—	88
Corporate bonds	536	96	273	905
Fixed income securities and other	570	311	156	1,037
Common shares and warrants	689	1,690	—	2,379
Loans and notes receivable	50	—	1,768	1,818
	1,913	2,117	2,197	6,227
Accounts receivable and other[2]	2,113	—	10,449	12,562
	$4,026	$2,117	$21,036	$27,179
Financial liabilities
Corporate borrowings	$—	$—	$6,409	$6,409
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	103,209	103,209
Subsidiary borrowings	—	—	8,600	8,600
	—	—	111,809	111,809
Accounts payable and other[2]	3,362	—	20,627	23,989
Subsidiary equity obligations	1,725	—	2,151	3,876
	$5,087	$—	$140,996	$146,083

1.	Financial assets include $7.2 billion of assets pledged as collateral.

2.
Includes derivative instruments which are elected for hedge accounting, totaling $1.5 billion included in accounts receivable and other and $465 million included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.

154 BROOKFIELD ASSET MANAGEMENT

AS AT DEC. 31, 2017 (MILLIONS)	Fair Value Through Profit or Loss	Available for Sale	Loans and Receivables/Other Financial Liabilities
Measurement basis	(Fair Value)	(Fair Value)	(Amortized Cost)	Total
Financial assets[1]
Cash and cash equivalents	$—	$—	$5,139	$5,139
Other financial assets
Government bonds	34	15	—	49
Corporate bonds	382	253	8	643
Fixed income securities and other	230	432	—	662
Common shares and warrants	585	1,247	—	1,832
Loans and notes receivable	63	—	1,551	1,614
	1,294	1,947	1,559	4,800
Accounts receivable and other[2]	1,383	—	8,233	9,616
	$2,677	$1,947	$14,931	$19,555
Financial liabilities
Corporate borrowings	$—	$—	$5,659	$5,659
Non-recourse borrowings of managed entities
Property-specific borrowings	—	—	63,721	63,721
Subsidiary borrowings	—	—	9,009	9,009
	—	—	72,730	72,730
Accounts payable and other[2]	3,841	—	14,124	17,965
Subsidiary equity obligations	1,559	—	2,102	3,661
	$5,400	$—	$94,615	$100,015

1.	Financial assets include $4.1 billion of assets pledged as collateral.

2.
Includes derivative instruments which are elected for hedge accounting, totaling $630 million included in accounts receivable and other and $950 million included in accounts payable and other, for which changes in fair value are recorded in other comprehensive income.

Gains or losses arising from changes in the fair value through profit or loss (“FVTPL”) financial assets are presented in the Consolidated Statements of Operations in the period in which they arise. Dividends from FVTPL and fair value through other comprehensive income (“FVTOCI”) financial assets are recognized in the Consolidated Statements of Operations when the company’s right to receive payment is established. Interest on FVTOCI financial assets is calculated using the effective interest method and reported in our Consolidated Statements of Operations.
FVTOCI debt and equity securities are recorded on the balance sheet at fair value with changes in fair value recorded through other comprehensive income. As at December 31, 2018, the unrealized gains and losses relating to the fair value of FVTOCI securities amounted to $212 million (2017 – available for sale gains of $26 million) and $152 million (2017 – available for sale losses of $nil), respectively.
During the year ended December 31, 2018, $nil of net deferred losses (2017 – $69 million) previously recognized in accumulated other comprehensive income were reclassified to net income as a result of the disposition or impairment of certain of our FVTOCI financial assets that are not equity instruments.
Included in cash and cash equivalents is $7.7 billion (2017 – $4.5 billion) of cash and $685 million (2017 – $635 million) of short-term deposits as at December 31, 2018.

2018 MD&A AND FINANCIAL STATEMENTS 155

b)	Carrying and Fair Value
The following table provides the carrying values and fair values of financial instruments as at December 31, 2018 and 2017:

	2018		2017
AS AT DEC. 31 (MILLIONS)	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$8,390	$8,390	$5,139	$5,139
Other financial assets
Government bonds	88	88	49	49
Corporate bonds	905	905	643	643
Fixed income securities and other	1,037	1,037	662	662
Common shares and warrants	2,379	2,379	1,832	1,832
Loans and notes receivable	1,818	1,818	1,614	1,657
	6,227	6,227	4,800	4,843
Accounts receivable and other	12,562	12,562	9,616	9,616
	$27,179	$27,179	$19,555	$19,598
Financial liabilities
Corporate borrowings	$6,409	$6,467	$5,659	$6,087
Non-recourse borrowings of managed entities
Property-specific borrowings	103,209	104,291	63,721	65,399
Subsidiary borrowings	8,600	8,557	9,009	9,172
	111,809	112,848	72,730	74,571
Accounts payable and other	23,989	23,989	17,965	17,965
Subsidiary equity obligations	3,876	3,876	3,661	3,661
	$146,083	$147,180	$100,015	$102,284
The current and non-current balances of other financial assets are as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
Current	$3,382	$2,568
Non-current	2,845	2,232
Total	$6,227	$4,800

156 BROOKFIELD ASSET MANAGEMENT

c)    Fair Value Hierarchy Levels
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the fair value hierarchy levels:

	2018			2017
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Other financial assets
Government bonds	$—	$88	$—	$—	$49	$—
Corporate bonds	—	632	—	127	508	—
Fixed income securities and other	22	369	490	20	233	409
Common shares and warrants	1,928	229	222	1,586	—	246
Loans and notes receivables	—	46	4	—	62	1
Accounts receivable and other	44	1,990	79	15	1,155	213
	$1,994	$3,354	$795	$1,748	$2,007	$869
Financial liabilities
Accounts payable and other	$81	$2,622	$659	$134	$3,003	$704
Subsidiary equity obligations	—	85	1,640	—	—	1,559
	$81	$2,707	$2,299	$134	$3,003	$2,263
During the years ended December 31, 2018 and 2017, there were no transfers between Level 1, 2 or 3.
Fair values of financial instruments are determined by reference to quoted bid or ask prices, as appropriate. If bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
The following table summarizes the valuation techniques and key inputs used in the fair value measurement of Level 2 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2018	Valuation Techniques and Key Inputs
Derivative assets/Derivative liabilities (accounts receivable/accounts payable)	$1,990 /
Foreign currency forward contracts – discounted cash flow model – forward exchange rates (from observable forward exchange rates at the end of the reporting period) and discounted at credit adjusted rate

Interest rate contracts – discounted cash flow model – forward interest rates (from observable yield curves) and applicable credit spreads discounted at a credit adjusted rate

Energy derivatives – quoted market prices, or in their absence internal valuation models, corroborated with observable market data

	(2,622)
Other financial assets ..................	1,364	Valuation models based on observable market data
Redeemable fund units (subsidiary equity obligations)	(85)	Aggregated market prices of underlying investments
Fair values determined using valuation models requiring the use of unobservable inputs (Level 3 financial assets and liabilities) include assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those unobservable inputs, the company uses observable external market inputs such as interest rate yield curves, currency rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

2018 MD&A AND FINANCIAL STATEMENTS 157

The following table summarizes the valuation techniques and significant unobservable inputs used in the fair value measurement of Level 3 financial instruments:

(MILLIONS) Type of Asset/Liability	Carrying Value Dec. 31, 2018	Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value
Fixed income securities and other	$490	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
Common shares (common shares and warrants)	222	Black-Scholes model	• Volatility	• Increases (decreases) in volatility increase (decreases) fair value
			• Term to maturity	• Increases (decreases) in term to maturity increase (decrease) fair value
			• Risk free interest rate	• Increases (decreases) in the risk-free interest rate increase (decrease) fair value
Limited-life funds (subsidiary equity obligations)	(1,640)	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
			• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value
			• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value
Derivative assets/Derivative liabilities (accounts receivable/payable)	79 /	Discounted cash flows	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value
(659)
			• Forward exchange rates (from observable forward exchange rates at the end of the reporting period)	• Increases (decreases) in the forward exchange rate increase (decrease) fair value
			• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value
The following table presents the changes in the balance of financial assets and liabilities classified as Level 3 for the years ended December 31, 2018 and 2017:

	2018		2017
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Balance, beginning of year	$869	$2,263	$1,739	$1,449
Fair value changes in net income	(113)	(89)	(313)	(2)
Fair value changes in other comprehensive income[1]	(2)	(48)	5	67
Additions, net of disposals	41	173	(562)	749
Balance, end of year	$795	$2,299	$869	$2,263

1.	Includes foreign currency translation.

158 BROOKFIELD ASSET MANAGEMENT

The following table categorizes liabilities measured at amortized cost, but for which fair values are disclosed based upon the fair value hierarchy levels:

	2018			2017
AS AT DEC. 31 (MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Corporate borrowings	$6,376	$91	$—	$6,087	$—	$—
Property-specific borrowings	6,918	30,214	67,159	2,123	24,502	38,774
Subsidiary borrowings	3,640	2,355	2,562	3,825	2,030	3,317
Subsidiary equity obligations	—	—	2,151	—	—	2,102
Fair values of Level 2 and Level 3 liabilities measured at amortized cost but for which fair values are disclosed are determined using valuation techniques such as adjusted public pricing and discounted cash flows.

d)	Hedging Activities
The company uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest, currency, credit and other market risks. Derivative financial instruments are recorded at fair value. For certain derivatives which are used to manage exposures, the company determines whether hedge accounting can be applied. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

i.	Cash Flow Hedges
The company uses the following cash flow hedges: energy derivative contracts to hedge the sale of power; interest rate swaps to hedge the variability in cash flows or future cash flows related to a variable rate asset or liability; and equity derivatives to hedge long-term compensation arrangements. For the year ended December 31, 2018, pre-tax net unrealized gains of $38 million (2017 – $42 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As at December 31, 2018, there was an unrealized derivative asset balance of $468 million relating to derivative contracts designated as cash flow hedges (2017 – $349 million asset).

ii.	Net Investment Hedges
The company uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations. For the year ended December 31, 2018, unrealized pre-tax net gains of $999 million (2017 – net unrealized losses of $748 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at December 31, 2018, there was an unrealized derivative asset balance of $523 million relating to derivative contracts designated as net investment hedges (2017 – liability balance of $676 million).

e)	Netting of Financial Instruments
Financial assets and liabilities are offset with the net amount reported in the Consolidated Balance Sheets where the company currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2018 MD&A AND FINANCIAL STATEMENTS 159

The company enters into derivative transactions under International Swaps and Derivatives Association (“ISDA”) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day are aggregated into a single net amount that is payable by one party to the other. The agreements provide the company with the legal and enforceable right to offset these amounts and accordingly the following balances are presented net in the consolidated financial statements:

	Accounts Receivable and Other		Accounts Payable and Other
AS AT DEC. 31 (MILLIONS)	2018	2017	2018	2017
Gross amounts of financial instruments before netting	$2,367	$1,605	$1,873	$2,124
Gross amounts of financial instruments set-off in Consolidated Balance Sheets	(254)	(223)	(250)	(267)
Net amount of financial instruments in Consolidated Balance Sheets	$2,113	$1,382	$1,623	$1,857

7.	ACCOUNTS RECEIVABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	Note	2018	2017
Accounts receivable	(a)	$9,167	$7,209
Prepaid expenses and other assets	(a)	5,508	3,350
Restricted cash	(b)	1,923	1,024
Sustainable resources	(c)	333	390
Total		$16,931	$11,973
The current and non-current balances of accounts receivable and other are as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
Current	$11,911	$8,492
Non-current	5,020	3,481
Total	$16,931	$11,973

a)	Accounts Receivable and Other Assets
The increase in accounts receivable and other during 2018 is primarily due to business combinations, with significant contributions from Westinghouse, Forest City and the privatization of GGP. This increase was partially offset by the impact of foreign exchange.
Accounts receivable includes contract assets of $641 million. Contract assets relate primarily to work-in-progress on our long-term construction services contracts for which customers have not yet been billed.

b)	Restricted Cash
Restricted cash primarily relates to the company’s real estate, renewable power and private equity financing arrangements including defeasement of debt obligations, debt service accounts and deposits held by the company’s insurance operations.

c)	Sustainable Resources
The company held 1.7 million acres of consumable freehold timberlands at December 31, 2018 (2017 – 1.7 million), representing 40.3 million cubic meters (2017 – 40.6 million) of mature timber and timber available for harvest. Additionally, the company provides management services to approximately 1.3 million acres (2017 – 1.3 million) of licensed timberlands.

160 BROOKFIELD ASSET MANAGEMENT

The following table presents the change in the balance of timberlands and other agricultural assets:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Balance, beginning of year	$390	$387
Additions, net of disposals	21	78
Fair value adjustments	42	21
Decrease due to harvest	(89)	(103)
Foreign currency changes	(31)	7
Balance, end of year	$333	$390
The carrying values are based on external appraisals completed annually as at December 31. The appraisals utilize a combination of the discounted cash flow and sales comparison approaches to arrive at the estimated value. The significant unobservable inputs (Level 3) included in the discounted cash flow models used when determining the fair value of standing timber and agricultural assets include:

Valuation Techniques	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Timber / agricultural prices	• Increases (decreases) in price increase (decrease) fair value	• Increases (decreases) in price tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from price
	• Discount rate /terminal capitalization rate	• Increases (decreases) in discount rate or terminal capitalization rate decrease (increase) fair value	• Decreases (increases) in discount rates or terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from rates
	• Exit Date	• Increases (decreases) in exit date decrease (increase) fair value	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation assumptions include a weighted-average discount and terminal capitalization rate of 5.7% (2017 – 5.7%), and terminal valuation dates of 30 years (2017 – 30 years). Timber and agricultural asset prices were based on a combination of forward prices available in the market and price forecasts.

2018 MD&A AND FINANCIAL STATEMENTS 161

8.	INVENTORY

AS AT DEC. 31 (MILLIONS)	2018	2017
Residential properties under development	$2,001	$2,245
Land held for development	1,794	1,922
Completed residential properties	1,398	917
Industrial products and other[1]	1,796	1,227
Total	$6,989	$6,311

1.	Industrial products and other includes fuel inventory of $585 million (2017 – $612 million).
The current and non-current balances of inventory are as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
Current	$4,578	$3,585
Non-current	2,411	2,726
Total	$6,989	$6,311
During the year ended December 31, 2018, the company recognized $25.7 billion (2017 – $15.2 billion) of inventory relating to cost of goods sold and a $22 million recovery of previously impaired inventory (2017 – $37 million impairment expense). The carrying amount of inventory pledged as collateral at December 31, 2018 was $3.5 billion (2017 – $2.9 billion).

9.	HELD FOR SALE
The following is a summary of the assets and liabilities classified as held for sale as at December 31, 2018 and December 31, 2017:

AS AT DEC. 31 (MILLIONS)	Real Estate	Renewable Power	Private Equity	2018 Total	2017 Total
Assets
Cash and cash equivalents	$13	$8	$—	$21	$20
Accounts receivables and other	4	75	33	112	44
Investment properties	617	—	—	617	1,007
Property, plant and equipment	—	749	30	779	490
Equity accounted investments	568	—	—	568	—
Other long-term assets	—	88	—	88	44
Assets classified as held for sale	$1,202	$920	$63	$2,185	$1,605
Liabilities
Accounts payable and other	$11	$173	$9	$193	$212
Non-recourse borrowings of managed entities	259	360	—	619	1,212
Liabilities associated with assets classified as held for sale	$270	$533	$9	$812	$1,424
As at December 31, 2018, assets held for sale within the company’s Real Estate segment include ten office assets in the U.S., three office assets in Brazil, two triple-net lease assets in the U.S. and an equity accounted investment within the LP Investments portfolio. Within our Renewable Power segment, we are currently holding for sale portfolios of wind and solar assets in South Africa, Thailand and Malaysia.
During the year, the company sold certain assets and subsidiaries, including our Chilean electricity transmission business for proceeds of $1.3 billion, a core office property in Toronto for proceeds of $660 million, a portfolio of self-storage properties for proceeds of $1.3 billion and a U.S. logistics portfolio for proceeds of $3.4 billion.

162 BROOKFIELD ASSET MANAGEMENT

10.	EQUITY ACCOUNTED INVESTMENTS
The following table presents the ownership interests and carrying values of the company’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest[1]		Carrying Value
AS AT DEC. 31 (MILLIONS)	2018	2017	2018	2017
Real estate
Associates
Core office	7 – 23%	10 – 23%	$107	$123
Core retail[2]	n/a	34%	n/a	8,845
LP Investments and other	6 – 90%	12 – 90%	1,173	1,563
Joint ventures
Core office	15 – 56%	15 – 56%	8,258	8,112
Core retail[2]	12 – 68%	n/a	11,159	n/a
LP Investments and other	12 – 90%	12 – 90%	2,252	954
			22,949	19,597
Infrastructure
Associates
Utilities	11 – 50%	11 – 39%	339	1,279
Transport	26 – 58%	26 – 58%	4,100	4,639
Data infrastructure	45%	45%	1,705	1,607
Other	22 – 50%	20 – 40%	232	162
Joint ventures
Energy	50%	50%	1,121	1,013
Other	50%	50%	139	93
			7,636	8,793
Private equity
Associates
Norbord	42%	40%	1,287	1,364
Other	13 – 90%	14 – 90%	656	1,023
			1,943	2,387
Renewable power and other
Renewable power associates	14 – 60%	16 – 50%	685	509
Other equity accounted investments[3]	18 – 85%	12 – 85%	434	708
			1,119	1,217
Total			$33,647	$31,994

1.
Joint ventures or associates in which the ownership interest is greater than 50% represent investments for which control is either shared or does not exist resulting in the investment being equity accounted.

2.
On August 28, 2018, a subsidiary of the company acquired all outstanding shares of GGP Inc. other than those shares previously held by the company and its affiliates. At this time, the company took control of the entity and it ceased to be accounted for using the equity method. There are a number of joint ventures within our core retail operations that are now included in the company’s consolidated financial results. Refer to Note 5 of the consolidated financial statements for additional information on the acquisition of GGP Inc.

3.	Carrying value of joint ventures in other equity accounted investments is $395 million (2017 – $346 million).

2018 MD&A AND FINANCIAL STATEMENTS 163

The following tables presents the change in the balance of investments in associates and joint ventures:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Real Estate	Infrastructure	Private Equity	Renewable Power and Other	2018 Total	2017 Total
Balance, beginning of year	$19,597	$8,793	$2,387	$1,217	$31,994	$24,977
Net additions (disposals)	(8,068)	(811)	(638)	(255)	(9,772)	5,063
Acquisitions through business combinations	12,379	15	328	30	12,752	231
Share of comprehensive income	980	303	128	195	1,606	1,728
Distributions received	(1,519)	(121)	(221)	(42)	(1,903)	(732)
Foreign exchange	(420)	(543)	(41)	(26)	(1,030)	727
Balance, end of year	$22,949	$7,636	$1,943	$1,119	$33,647	$31,994
Disposals, net of additions, of $9.8 billion in 2018 relate primarily to the GGP privatization. On completing the step-up acquisition, we recognized a $502 million fair value loss as we wrote down the carrying amount immediately prior to acquiring control and we derecognized our $7.8 billion investment in GGP. Other disposals during the year include the sales of our Chilean electricity transmission business and an Australian energy operation, as well as the reclassification of our service provider to the offshore oil production industry and two entities in our Real Estate and Corporate segments to consolidated subsidiaries. These were partially offset by new investments in a European student housing portfolio and a gaming operations business in Ontario.
Acquisitions of equity accounted investments through business combinations relate primarily to the $10.8 billion of joint ventures held within GGP that we are consolidating after completing the step-up acquisition as well as $1.5 billion of joint ventures held by a diversified U.S. REIT that was acquired in the fourth quarter.

164 BROOKFIELD ASSET MANAGEMENT

The following table presents current and non-current assets, as well as current and non-current liabilities of the company’s investments in associates and joint ventures:

	2018				2017
AS AT DEC. 31 (MILLIONS)	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities
Real estate
Associates
Core office	$15	$1,998	$12	$457	$18	$1,671	$14	$456
Core retail	—	—	—	—	1,028	37,840	948	13,063
LP Investments and other	86	3,430	56	966	410	6,554	204	2,788
Joint ventures
Core office	1,789	33,245	2,766	13,998	1,531	31,351	2,225	13,762
Core retail	832	40,136	734	16,537	n/a	n/a	n/a	n/a
LP Investments and other	686	11,645	776	5,256	166	3,312	343	803

Infrastructure
Associates
Utilities	289	2,227	325	1,391	631	9,068	756	4,891
Transport	1,507	15,676	1,871	6,358	1,532	16,876	1,387	6,951
Data infrastructure	447	6,692	438	2,902	464	6,281	561	2,968
Other	118	659	117	117	40	371	36	121
Joint ventures
Energy	165	5,034	144	2,813	139	4,741	139	2,716
Other	13	216	5	89	17	228	8	51

Private equity
Associates
Norbord	509	4,574	363	1,204	709	2,374	356	728
Other	930	2,187	628	1,140	2,001	18,122	3,124	13,192

Renewable power and other
Renewable power associates	182	2,845	93	974	153	2,536	115	1,080
Other equity accounted investments	1,081	53	142	152	800	60	90	100
	$8,649	$130,617	$8,470	$54,354	$9,639	$141,385	$10,306	$63,670
Certain of the company’s investments in associates are subject to restrictions on the extent to which they can remit funds to the company in the form of cash dividends or repay loans and advances as a result of borrowing arrangements, regulatory restrictions and other contractual requirements.

2018 MD&A AND FINANCIAL STATEMENTS 165

The following table presents total revenues, net income and other comprehensive income (“OCI”) of the company’s investments in associates and joint ventures:

	2018			2017
AS AT DEC. 31 (MILLIONS)	Revenue	Net Income	OCI	Revenue	Net Income	OCI
Real estate
Associates
Core office	$60	$71	$—	$41	$116	$—
Core retail	1,536	(1,013)	(15)	2,405	(591)	12
LP Investments and other	545	301	191	586	320	103
Joint ventures
Core office	1,559	1,544	(34)	1,439	1,066	5
Core retail	889	449	—	n/a	n/a	n/a
LP Investments and other	342	487	(2)	160	222	16

Infrastructure
Associates
Utilities	541	92	110	1,164	101	779
Transport	3,673	(309)	(826)	3,723	196	704
Data infrastructure	804	64	244	783	58	435
Other	84	83	363	45	(9)	(181)
Joint ventures
Energy	695	92	—	681	15	(1)
Other	75	19	(29)	73	17	14

Private equity
Associates
Norbord	2,424	248	(21)	498	(8)	5
Other	1,947	148	(36)	2,548	710	(76)

Renewable power and other
Renewable power associates	491	79	469	65	11	59
Other equity accounted investments	133	44	(3)	194	23	4
	$15,798	$2,399	$411	$14,405	$2,247	$1,878
Certain of the company’s investments are publicly listed entities with active pricing in a liquid market. The fair value based on the publicly listed price of these equity accounted investments in comparison to the company’s carrying value is as follows:

	2018		2017
AS AT DEC. 31 (MILLIONS)	Public Price	Carrying Value	Public Price	Carrying Value
GGP[1]	n/a	n/a	$7,570	$8,844
Norbord	$925	$1,287	1,176	1,364
Other	36	—	286	201
	$961	$1,287	$9,032	$10,409

1.	Our investment in GGP was consolidated as at December 31, 2018 and therefore has not been included in current year figures.
At December 31, 2018, the company performed a review to determine if there is any objective evidence that its investment in Norbord was impaired. As a result of this review, management determined there is no objective evidence of impairment of Norbord at December 31, 2018.

166 BROOKFIELD ASSET MANAGEMENT

11.	INVESTMENT PROPERTIES
The following table presents the change in the fair value of the company’s investment properties:

AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Fair value, beginning of year	$56,870	$54,172
Additions	3,069	593
Acquisitions through business combinations	33,024	5,851
Dispositions[1]	(8,555)	(6,169)
Fair value changes	1,610	1,021
Foreign currency translation	(1,709)	1,402
Fair value, end of year	$84,309	$56,870

1.	Includes amounts reclassified to held for sale.
Investment properties include the company’s office, retail, multifamily, logistics and other properties as well as higher-and-better- use land within the company’s sustainable resources operations. Acquisitions and additions of $36.1 billion relate mainly to business combinations completed during the year. The step-up acquisition of GGP within our Real Estate segment accounted for $18.0 billion of this increase. GGP was previously an equity accounted investment, but effective August 28, 2018, began to meet the criteria for control and was consolidated for financial statement purposes. During the fourth quarter, the acquisition of a diversified U.S. REIT with office, multifamily and retail assets in our real estate segment added a further $9.4 billion of investment properties to the company’s portfolio. Other acquisitions and additions include additions to our existing U.K. student housing portfolio, an office building in New York and capital investments to enhance or expand numerous properties throughout our portfolio.
Dispositions of $8.6 billion in 2018 relate primarily to the sale of core office properties, a portfolio of storage properties and a U.S. logistics portfolio.
Investment properties generated $5.4 billion (2017 – $4.4 billion) in rental income and incurred $2.1 billion (2017 – $1.6 billion) in direct operating expenses. Most of our investment properties are pledged as collateral for the non-recourse borrowings at their respective properties.
The following table presents our investment properties measured at fair value:

AS AT DEC. 31 (MILLIONS)	2018	2017
Core office
United States	$15,237	$14,827
Canada	4,245	4,597
Australia	2,391	2,480
Europe	1,331	1,040
Brazil	329	327
Core retail	17,607	—
LP Investments and other
LP Investments office	8,438	6,275
LP Investments retail	3,414	3,412
Logistics	183	1,942
Mixed-use	12,086	2,315
Multifamily	4,151	3,925
Triple net lease	5,067	4,804
Self-storage	931	1,854
Student housing	2,417	1,353
Manufactured housing	2,369	2,206
Other investment properties	4,113	5,513
	$84,309	$56,870

2018 MD&A AND FINANCIAL STATEMENTS 167

Significant unobservable inputs (Level 3) are utilized when determining the fair value of investment properties. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis[1]	• Future cash flows – primarily driven by net operating income	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

1.
Certain investment properties are valued using the direct capitalization method instead of a discounted cash flow model. Under the direct capitalization method, a capitalization rate is applied to estimated current year cash flows.

The company’s investment properties are diversified by asset type, asset class, geography and markets. Therefore, there may be mitigating factors in addition to those noted above such as changes to assumptions that vary in direction and magnitude across different geographies and markets.
The following table summarizes the key valuation metrics of the company’s investment properties:

	2018			2017
AS AT DEC. 31	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)	Discount Rate	Terminal Capitalization Rate	Investment Horizon (years)
Core office
United States	6.9%	5.6%	12	7.0%	5.8%	13
Canada	6.0%	5.4%	10	6.1%	5.5%	10
Australia	7.0%	6.2%	10	7.0%	6.1%	10
Brazil	9.6%	7.7%	6	9.7%	7.6%	7
Core retail	7.1%	6.0%	12	n/a	n/a	n/a
LP Investments and other
LP Investments office	10.2%	7.0%	6	10.2%	7.5%	7
LP Investments retail	8.9%	7.8%	9	9.0%	8.0%	10
Logistics	9.3%	8.3%	10	6.8%	6.2%	10
Mixed-use	7.8%	5.4%	10	8.4%	5.3%	10
Multifamily[1]	4.8%	n/a	n/a	4.8%	n/a	n/a
Triple net lease[1]	6.3%	n/a	n/a	6.4%	n/a	n/a
Self-storage[1]	5.7%	n/a	n/a	5.8%	n/a	n/a
Student housing[1]	5.6%	n/a	n/a	5.8%	n/a	n/a
Manufactured housing[1]	5.4%	n/a	n/a	5.8%	n/a	n/a
Other investment properties[1]	7.0%	n/a	n/a	5.8%	n/a	n/a

1.
Multifamily, triple net lease, self-storage, student housing, manufactured housing and other investment properties are valued using the direct capitalization method. The rates presented as the discount rate represent the overall implied capitalization rate. The terminal capitalization rate and the investment horizon are not applicable.

168 BROOKFIELD ASSET MANAGEMENT

12.	PROPERTY, PLANT AND EQUIPMENT
The company’s property, plant and equipment relates to the operating segments as shown below:

	Renewable Power (a)		Infrastructure (b)		Real Estate (c)		Private Equity and Other (d)		Total
AS AT DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Costs	$26,108	$24,991	$12,059	$9,253	$7,713	$5,854	$9,027	$4,050	$54,907	$44,148
Accumulated fair value changes	18,260	13,280	3,480	3,272	1,045	798	(434)	(231)	22,351	17,119
Accumulated depreciation	(5,497)	(4,681)	(1,889)	(1,622)	(1,106)	(873)	(1,472)	(1,086)	(9,964)	(8,262)
Total	$38,871	$33,590	$13,650	$10,903	$7,652	$5,779	$7,121	$2,733	$67,294	$53,005

1.	Includes amounts reclassified to held for sale.
Renewable Power, Infrastructure and Real Estate segments carry property, plant and equipment assets at fair value, classified as Level 3 in the fair value hierarchy due to the use of significant unobservable inputs when determining fair value. Private Equity and other segments carry property, plant and equipment assets at amortized cost. As at December 31, 2018, $50.5 billion (2017 – $38.3 billion) of property, plant and equipment, at cost, were pledged as collateral for the property debt at their respective properties.

a)	Renewable Power
Our renewable power property, plant and equipment consists of the following:

	Hydroelectric		Wind[1]		Solar and Other		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Cost, beginning of year	$14,667	$14,382	$7,622	$3,285	$2,702	$364	$24,991	$18,031
Additions, net of disposals and assets reclassified as held for sale	189	256	(21)	(273)	(684)	—	(516)	(17)
Acquisitions through business combinations	—	—	1,184	4,585	1,784	2,338	2,968	6,923
Foreign currency translation	(988)	29	(209)	25	(138)	—	(1,335)	54
Cost, end of year	13,868	14,667	8,576	7,622	3,664	2,702	26,108	24,991

Accumulated fair value changes, beginning of year	12,176	11,440	1,053	807	51	51	13,280	12,298
Fair value changes	3,688	341	1,221	33	702	—	5,611	374
Dispositions and assets reclassified as held for sale	—	(8)	—	—	—	—	—	(8)
Foreign currency translation	(448)	403	(195)	213	12	—	(631)	616
Accumulated fair value changes, end of year	15,416	12,176	2,079	1,053	765	51	18,260	13,280

Accumulated depreciation, beginning of year	(3,564)	(2,947)	(1,008)	(740)	(109)	(89)	(4,681)	(3,776)
Depreciation expenses	(547)	(579)	(416)	(267)	(192)	(20)	(1,155)	(866)
Dispositions and assets reclassified as held for sale	5	—	6	51	35	—	46	51
Foreign currency translation	227	(38)	60	(52)	6	—	293	(90)
Accumulated depreciation, end of year	(3,879)	(3,564)	(1,358)	(1,008)	(260)	(109)	(5,497)	(4,681)
Balance, end of year	$25,405	$23,279	$9,297	$7,667	$4,169	$2,644	$38,871	$33,590

1.	Our wind property, plant and equipment is now being presented separately from solar and other.

2018 MD&A AND FINANCIAL STATEMENTS 169

The following table presents our renewable power property, plant and equipment measured at fair value by geography:

AS AT DEC. 31 (MILLIONS)	2018	2017
North America	$24,274	$22,832
Colombia	6,665	5,401
Europe	3,748	1,088
Brazil	3,505	3,443
Other[1]	679	826
	$38,871	$33,590

1.	Other refers primarily to China, India, Chile and Uruguay in 2018 and South Africa, China, India, Malaysia and Thailand in 2017.
Renewable power assets are accounted for under the revaluation model and the most recent date of revaluation was December 31, 2018. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of renewable power assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows – primarily impacted by future electricity price assumptions	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) fair value	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) fair value	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s hydroelectric, wind and solar generating facilities at the end of 2018 and 2017 are summarized below.

	North America		Brazil		Colombia		Europe
AS AT DEC. 31	2018	2017	2018	2017	2018	2017	2018	2017
Discount rate
Contracted	4.8 – 5.6%	4.9 – 6.0%	9.0%	8.9%	9.6%	11.3%	4.0 – 4.3%	4.1 – 4.5%
Uncontracted	6.4 – 7.2%	6.5 – 7.6%	10.3%	10.2%	10.9%	12.6%	5.8 – 6.1%	5.9 – 6.3%
Terminal capitalization rate[1]	6.1 – 7.1%	6.2 – 7.5%	n/a	n/a	10.4%	12.6%	n/a	n/a
Exit date	2039	2037	2047	2032	2038	2037	2033	2031

1.	Terminal capitalization rate applies only to hydroelectric assets in North America and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2018, which includes a one-time 30-year renewal for applicable hydroelectric assets completed in the current year, is 29 years (2017 – 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

170 BROOKFIELD ASSET MANAGEMENT

Key assumptions on contracted generation and future power pricing are summarized below:

	Total Generation Contracted under Power Purchase Agreements		Power Prices from Long-Term Power Purchase Agreements (weighted average)		Estimates of Future Electricity Prices (weighted average)
AS AT DEC. 31, 2018 (MILLIONS)	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years	1 – 10 years	11 – 20 years
North America (prices in US$/MWh)	44%	21%	93	95	62	114
Brazil (prices in R$/MWh)	69%	35%	286	397	287	452
Colombia (prices in COP$/MWh)	22%	—%	201,000	—	252,000	354,000
Europe (prices in €/MWh)	72%	25%	93	111	79	92
The company’s estimate of future renewable power pricing is based on management’s estimate of the cost of securing new energy from renewable sources to meet future demand between 2022 and 2025 (2017 – between 2021 and 2025), which will maintain system reliability and provide adequate levels of reserve generation.

b)	Infrastructure
Our infrastructure property, plant and equipment consists of the following:

	Utilities		Transport		Energy		Data Infrastructure		Sustainable Resources		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Cost, beginning of year	$3,473	$2,894	$2,655	$2,361	$2,630	$2,382	$—	$—	$495	$408	$9,253	$8,045
Additions, net of disposals and assets reclassified as held for sale	422	350	73	103	146	81	4	—	(2)	93	643	627
Acquisitions through business combinations	394	—	—	—	2,111	100	440	—	—	—	2,945	100
Foreign currency translation	(269)	229	(243)	191	(206)	67	—	—	(64)	(6)	(782)	481
Cost, end of year	4,020	3,473	2,485	2,655	4,681	2,630	444	—	429	495	12,059	9,253

Accumulated fair value changes, beginning of year	1,256	1,044	873	782	629	351	—	—	514	513	3,272	2,690
Fair value changes	218	136	18	24	224	257	—	—	12	13	472	430
Foreign currency translation	(73)	76	(81)	67	(31)	21	—	—	(79)	(12)	(264)	152
Accumulated fair value changes, end of year	1,401	1,256	810	873	822	629	—	—	447	514	3,480	3,272

Accumulated depreciation, beginning of year	(509)	(384)	(687)	(517)	(383)	(258)	—	—	(43)	(31)	(1,622)	(1,190)
Depreciation expenses	(148)	(113)	(147)	(147)	(134)	(117)	—	—	(8)	(10)	(437)	(387)
Dispositions and assets reclassified as held for sale	5	16	22	22	7	4	—	—	4	3	38	45
Foreign currency translation	39	(28)	68	(45)	18	(12)	—	—	7	(5)	132	(90)
Accumulated depreciation, end of year	(613)	(509)	(744)	(687)	(492)	(383)	—	—	(40)	(43)	(1,889)	(1,622)
Balance, end of year	$4,808	$4,220	$2,551	$2,841	$5,011	$2,876	$444	$—	$836	$966	$13,650	$10,903
Infrastructure’s PP&E assets are accounted for under the revaluation model, and the most recent date of revaluation was December 31, 2018. The company’s utilities assets consist of regulated transmission and regulated distribution networks, which are operated primarily under regulated rate base arrangements. In the company’s transport operations, the PP&E assets consist of railroads, toll roads and ports. PP&E assets in the energy operations are comprised of energy transmission, distribution and storage and district energy assets. Data infrastructure PP&E include mainly telecommunications towers, fiber optic networks and data storage assets. PP&E within our sustainable resource operations include standing timber, land, roads and other agricultural assets.

2018 MD&A AND FINANCIAL STATEMENTS 171

Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of infrastructure’s utilities, transport, energy, data infrastructure and sustainable resources assets. The significant Level 3 inputs include:

Valuation Technique	Significant Unobservable Inputs	Relationship of Unobservable Inputs to Fair Value	Mitigating Factors
Discounted cash flow analysis	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) fair value	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in fair value from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) fair value	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from discount rates
	• Terminal capitalization multiple	• Increases (decreases) in terminal capitalization multiple increases (decreases) fair value	• Increases (decreases) in terminal capitalization multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in fair value from terminal capitalization multiple
	• Investment horizon	• Increases (decreases) in the investment horizon decrease (increase) fair value	• Increases (decreases) in the investment horizon tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year
Key valuation metrics of the company’s utilities, transport, energy, data infrastructure and sustainable resources assets at the end of 2018 and 2017 are summarized below.

	Utilities		Transport		Energy		Data Infrastructure		Sustainable Resources
AS AT DEC. 31	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Discount rates	7 – 14%	7 – 12%	10 – 13%	10 – 15%	12 – 15%	12 – 15%	13 – 15%	n/a	5 – 8%	5 – 8%
Terminal capitalization multiples	8x – 22x	7x – 21x	9x – 14x	9x – 14x	10x – 14x	8x – 13x	10x – 11x	n/a	12x - 23x	12x - 23x
Investment horizon / Exit date (years)	10 – 20	10 – 20	10 – 20	10 – 20	10	10	10	n/a	3 – 30	3 – 30

c)	Real Estate

	Cost		Accumulated Fair Value Changes		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Balance, beginning of year	$5,854	$5,783	$798	$694	$(873)	$(825)	$5,779	$5,652
Additions/(dispositions)[1], net of assets reclassified as held for sale	352	(502)	5	44	43	246	400	(212)
Acquisitions through business combinations	1,748	281	—	—	—	—	1,748	281
Foreign currency translation	(241)	292	(3)	1	27	(13)	(217)	280
Fair value changes	—	—	245	59	—	—	245	59
Depreciation expenses	—	—	—	—	(303)	(281)	(303)	(281)
Balance, end of year	$7,713	$5,854	$1,045	$798	$(1,106)	$(873)	$7,652	$5,779

1.	For accumulated depreciation, (additions)/dispositions.
The company’s real estate PP&E assets include hospitality assets accounted for under the revaluation model, with the most recent revaluation as at December 31, 2018. The company determined fair value for these assets by using the depreciated replacement cost method. Valuations utilize significant unobservable inputs (Level 3) when determining the fair value of real estate assets. The significant Level 3 inputs include estimates of assets’ replacement cost and remaining economic life.

172 BROOKFIELD ASSET MANAGEMENT

d)	Private Equity and Other
Private equity and other PP&E includes assets owned by the company’s private equity and residential development operations. These assets are accounted for under the cost model, which requires the assets to be carried at cost less accumulated depreciation and any accumulated impairment losses. The following table presents the changes to the carrying value of the company’s property, plant and equipment assets included in these operations:

	Cost		Accumulated Impairment		Accumulated Depreciation		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017	2018	2017
Balance, beginning of year	$4,050	$5,268	$(231)	$(243)	$(1,086)	$(1,429)	$2,733	$3,596
Additions/(dispositions)[1], net of assets reclassified as held for sale	360	(1,966)	1	36	72	752	433	(1,178)
Acquisitions through business combinations	4,915	501	—	—	—	—	4,915	501
Foreign currency translation	(298)	247	15	(16)	78	(51)	(205)	180
Depreciation expenses	—	—	—	—	(536)	(358)	(536)	(358)
Impairment charges	—	—	(219)	(8)	—	—	(219)	(8)
Balance, end of year	$9,027	$4,050	$(434)	$(231)	$(1,472)	$(1,086)	$7,121	$2,733

1.	For accumulated depreciation, (additions)/dispositions.

13.	INTANGIBLE ASSETS
The following table presents the breakdown of, and changes to, the balance of the company’s intangible assets:

	Cost		Accumulated Amortization and Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017
Balance, beginning of year	$15,251	$6,733	$(1,009)	$(660)	$14,242	$6,073
Additions, net of disposals	266	(25)	16	121	282	96
Acquisitions through business combinations	6,590	8,412	—	—	6,590	8,412
Amortization	—	—	(659)	(442)	(659)	(442)
Foreign currency translation	(1,803)	131	110	(28)	(1,693)	103
Balance, end of year	$20,304	$15,251	$(1,542)	$(1,009)	$18,762	$14,242
The following table presents intangible assets by geography:

AS AT DEC. 31 (MILLIONS)	2018	2017
Brazil	$6,270	$7,537
United States	2,986	73
Canada	2,051	364
Australia	1,873	2,078
United Kingdom	1,860	1,489
Peru	1,118	1,144
Chile	928	1,100
India	843	130
Other	833	327
	$18,762	$14,242

2018 MD&A AND FINANCIAL STATEMENTS 173

Intangible assets are allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2018	2017
Infrastructure	(a)	$11,641	$9,900
Private equity	(b)	5,523	3,094
Real estate	(c)	1,179	1,188
Renewable power and other		419	60
		$18,762	$14,242

a)	Infrastructure
The intangible assets in our Infrastructure segment are primarily related to:

•
Concession arrangements of $4.2 billion (2017 – $5.1 billion) at the company’s Brazilian regulated gas transmission operation that provide the right to charge a tariff over the term of the agreements. The agreements have an expiration date between 2039 and 2041, which is the basis for the company’s determination of its remaining useful life. Upon expiry of the agreements, the asset shall be returned to the government and the concession will be subject to a public bidding process.

•
Access agreements of $1.8 billion (2017 – $2.0 billion) with the users of the company’s Australian regulated terminal which are 100% take-or-pay contracts at a designated tariff rate based on the asset value. The access arrangements have an expiration date of 2051 and the company has an option to extend the arrangement an additional 49 years. The aggregate duration of the arrangements and the extension option represents the remaining useful life.

•
Concession arrangements totaling $2.9 billion (2017 – $2.4 billion) relating to the company’s Peruvian, Chilean and Indian toll roads which provide the right to charge a tariff to users of the roads over the terms of the concessions. The Chilean and Peruvian concessions have expiration dates of 2033 and 2043 while the Indian concessions have expiration dates ranging from 2027 to 2041. The company uses these expiration dates as a basis for determining the assets’ remaining useful lives.

•
Contractual customer relationships, customer contracts and proprietary technology of $1.4 billion (2017 – n/a) at the company’s North American residential energy infrastructure operations. These assets are amortized straight line over 10 to 20 years.

•
Indefinite life intangible assets of $653 million (2017 – $297 million). The increase from 2017 is primarily attributable to the brand value at our recently acquired North American residential energy infrastructure operations.

b)	Private Equity
The intangible assets in our Private Equity segment are primarily related to:

•
Water and sewage concession agreements, the majority of which are arrangements with municipal governments across Brazil, of $1.8 billion (2017 – $2.1 billion). The concession agreements provide the company the right to charge fees to users over the terms of the agreements in exchange for water treatment services, ongoing and regular maintenance work on water distribution assets and improvements to the water treatment and distribution systems. The concession agreements have expiration dates that range from 2037 to 2055 which is the basis for the company’s determination of its remaining useful life. Upon expiry of the agreements, the assets shall be returned to the government.

•
Computer software, patents, trademarks and proprietary technology of $2.1 billion (2017 – $126 million). The increase from 2017 is primarily attributable to the proprietary technology at a service provider to the power generation industry, which we acquired in 2018. The proprietary technology has the potential to provide competitive advantages and product differentiation and is assessed to have a useful life of 15 years.

c)	Real Estate
The company’s intangible assets in its Real Estate segment are attributable to indefinite life trademarks associated with its hospitality assets, primarily Center Parcs and Atlantis. The Center Parcs and Atlantis trademark assets have been determined to have an indefinite useful life as the company has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business models of Center Parcs and Atlantis are not subject to technological obsolescence or commercial innovations in any material way.

174 BROOKFIELD ASSET MANAGEMENT

Inputs Used to Determine Recoverable Amounts of Intangible Assets
We test finite life intangible assets for impairment when an impairment indicator is identified. Indefinite life intangible assets are tested for impairment annually. We use a discounted cash flow valuation to determine the recoverable amount and consider the following significant unobservable inputs as part of our valuation:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate	• Increases (decreases) in terminal capitalization rate decrease (increase) the recoverable amount	• Increases (decreases) in terminal capitalization rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates
	• Exit date	• Increases (decreases) in the exit date decrease (increase) the recoverable amount	• Increases (decreases) in the exit date tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

14.	GOODWILL
The following table presents the breakdown of, and changes to, the balance of goodwill:

	Cost		Accumulated Impairment		Total
AS AT AND FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017	2018	2017	2018	2017
Balance, beginning of year	$5,707	$4,162	$(390)	$(379)	$5,317	$3,783
Acquisitions through business combinations	4,158	1,157	—	—	4,158	1,157
Impairment losses	—	—	—	(5)	—	(5)
Foreign currency translation and other[1]	(667)	388	7	(6)	(660)	382
Balance, end of year	$9,198	$5,707	$(383)	$(390)	$8,815	$5,317

1.	Includes adjustment to goodwill based on final purchase price allocation.
The following table presents goodwill by geography:

AS AT DEC. 31 (MILLIONS)	2018	2017
Europe	$2,131	$1,257
Canada	1,923	432
Colombia	1,384	912
United States	1,306	400
Australia	876	1,026
Brazil	762	905
Other	433	385
	$8,815	$5,317
Goodwill is allocated to the following operating segments:

AS AT DEC. 31 (MILLIONS)	Note	2018	2017
Infrastructure	(a)	$3,859	$1,301
Private equity	(b)	2,411	1,555
Real estate	(c)	1,157	1,127
Renewable power	(d)	941	901
Asset management		328	312
Other		119	121
Total		$8,815	$5,317

a)	Infrastructure
Goodwill in our Infrastructure segment is primarily attributable to acquisitions completed in 2018, including a North American residential energy infrastructure operation ($1.3 billion), a Colombian natural gas distribution business ($621 million), a Western Canadian natural gas gathering and processing business ($524 million) and a portfolio of North American data centers ($463 million). The purchase price allocations for these acquisitions have been completed on a preliminary basis.
Excluding the acquisitions completed in 2018, the remainder of the goodwill is primarily attributable to a Brazilian regulated gas transmission business and Australian port business.
Goodwill attributable to our Brazilian regulated gas transmission arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The goodwill is recoverable as long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
The valuation assumptions used to determine the recoverable amount for our Australian port business are a discount rate of 13.3% (2017 – 15.0%), terminal capitalization multiple of 9.1x (2017 – 8.9x) and a cash flow period of 10 years (2017 – 10 years). The recoverable amounts for the years ended 2018 and 2017 were determined to be in excess of their carrying values.

2018 MD&A AND FINANCIAL STATEMENTS 175

b)	Private Equity
Goodwill in our Private Equity segment is primarily attributable to our construction services business, which we test for impairment using a discounted cash flow analysis to determine the recoverable amount. The recoverable amounts for the years ended 2018 and 2017 were determined to be in excess of their carrying values. The valuation assumptions used to determine the recoverable amount are a discount rate of 10.0% (2017 – 9.7%), terminal growth rate of 2.8% (2017 – 2.9%) and terminal year of 2023 for cash flows included in the assumptions (2017 – 2022). The discount rate represents the market-based weighted-average cost of capital adjusted for risks specific to each operating region and the terminal growth rate represents the regional five-year forecasted average growth rate from leading industry organizations, weighted by our geographic exposure which can vary year over year.
Acquisitions completed in 2018 increased the amount of goodwill in our Private Equity segment, including a service provider to the offshore oil production industry ($547 million) and our service provider to the power generation industry ($213 million). The purchase price allocations for these acquisitions have been completed on a preliminary basis. The remaining goodwill is primarily associated with our road fuel distribution business and our western Canadian energy operations.

c)	Real Estate
Goodwill in our Real Estate segment is primarily attributable to Center Parcs and IFC Seoul. Goodwill is tested annually for impairment by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount, determined as the greater of the estimated fair value less costs to sell or the value in use. The recoverable amounts for the years ended 2018 and 2017 were determined to be in excess of their carrying values.
The valuation assumptions used to determine the recoverable amount for Center Parcs are a discount rate of 7.4% (2017 – 7.7%) based on a market-based-weighted-average cost of capital, and a long-term growth rate of 2.0% (2017 – 2.3%).
The valuation assumptions used to determine the recoverable amount for IFC Seoul were a discount rate of 7.7% (2017 – n/a) based on a market-based-weighted-average cost of capital, and a long-term growth rate of 2.0% (2017 – n/a).

d)	Renewable Power
Goodwill in our Renewable Power segment, which is primarily attributable to a hydroelectric portfolio in Colombia, arose from the inclusion of a deferred tax liability as the tax bases of the net assets acquired were lower than their fair values. The goodwill is recoverable as long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred.
Inputs used to Determine Recoverable Amounts of Goodwill
The recoverable amounts used in goodwill impairment testing are calculated using discounted cash flow models based on the following significant unobservable inputs:

Valuation Technique	Significant Unobservable Input(s)	Relationship of Unobservable Input(s) to Fair Value	Mitigating Factor(s)
Discounted cash flow models	• Future cash flows	• Increases (decreases) in future cash flows increase (decrease) the recoverable amount	• Increases (decreases) in cash flows tend to be accompanied by increases (decreases) in discount rates that may offset changes in recoverable amounts from cash flows
	• Discount rate	• Increases (decreases) in discount rate decrease (increase) the recoverable amount	• Increases (decreases) in discount rates tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from discount rates
	• Terminal capitalization rate / multiple	• Increases (decreases) in terminal capitalization rate/multiple decrease (increase) the recoverable amount
•    Increases (decreases) in terminal capitalization rates/multiple tend to be accompanied by increases (decreases) in cash flows that may offset changes in recoverable amounts from terminal capitalization rates

	• Exit date / terminal year of cash flows	• Increases (decreases) in the exit date/terminal year of cash flows decrease (increase) the recoverable amount
•    Increases (decreases) in the exit date/terminal year of cash flows tend to be the result of changing cash flow profiles that may result in higher (lower) growth in cash flows prior to stabilizing in the terminal year

15.	INCOME TAXES
The major components of income tax expense for the years ended December 31, 2018 and 2017 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Current income taxes	$861	$286
Deferred income tax expense / (recovery)
Origination and reversal of temporary differences	143	499
Expense / (recovery) arising from previously unrecognized tax assets	(955)	3
Change of tax rates and new legislation	(297)	(175)
Total deferred income taxes	(1,109)	327
Income taxes	$(248)	$613

176 BROOKFIELD ASSET MANAGEMENT

The company’s Canadian domestic statutory income tax rate has remained consistent at 26% throughout both of 2018 and 2017. The company’s effective income tax rate is different from the company’s domestic statutory income tax rate due to the following differences set out below:

FOR THE YEARS ENDED DEC. 31	2018	2017
Statutory income tax rate	26%	26%
Increase (reduction) in rate resulting from:
Change in tax rates and new legislation	(4)	(3)
International operations subject to different tax rates	(3)	3
Taxable income attributable to non-controlling interests	(8)	(9)
Portion of gains subject to different tax rates	(4)	(5)
Recognition of deferred tax assets	(12)	(2)
Non-recognition of the benefit of current year’s tax losses	1	3
Other	1	(1)
Effective income tax rate	(3)%	12%
Deferred income tax assets and liabilities as at December 31, 2018 and 2017 relate to the following:

AS AT DEC. 31 (MILLIONS)	2018	2017
Non-capital losses (Canada)	$685	$657
Capital losses (Canada)	108	171
Losses (U.S.)	2,219	590
Losses (International)	645	861
Difference in basis	(13,161)	(12,224)
Total net deferred tax liabilities	$(9,504)	$(9,945)
The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2018 is approximately $6 billion (2017 – approximately $5 billion).
The company regularly assesses the status of open tax examinations and its historical tax filing positions for the potential for adverse outcomes to determine the adequacy of the provision for income and other taxes. The company believes that it has adequately provided for any tax adjustments that are more likely than not to occur as a result of ongoing tax examinations or historical filing positions.
The dividend payment on certain preferred shares of the company results in the payment of cash taxes in Canada and the company obtaining a deduction based on the amount of these taxes.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets:

AS AT DEC. 31 (MILLIONS)	2018	2017
One year from reporting date	$16	$—
Two years from reporting date	—	—
Three years from reporting date	2	6
After three years from reporting date	1,125	530
Do not expire	1,526	990
Total	$2,669	$1,526

2018 MD&A AND FINANCIAL STATEMENTS 177

The components of the income taxes in other comprehensive income for the years ended December 31, 2018 and 2017 are set out below:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Revaluation of property, plant and equipment	$1,302	$(315)
Financial contracts and power sale agreements	26	27
Fair value through OCI securities[1]	10	5
Foreign currency translation	69	(43)
Revaluation of pension obligation	7	1
Total deferred tax in other comprehensive income	$1,414	$(325)

1.	Prior period amounts have not been restated (refer to Note 2 of the consolidated financial statements).

16.	CORPORATE BORROWINGS

AS AT DEC. 31 (MILLIONS)	Maturity	Annual Rate	Currency	2018	2017
Term debt
Public – Canadian	Apr. 9, 2019	3.95%	C$	$440	$478
Public – Canadian	Mar. 1, 2021	5.30%	C$	257	278
Public – Canadian	Mar. 31, 2023	4.54%	C$	441	479
Public – Canadian	Mar. 8, 2024	5.04%	C$	367	398
Public – U.S.	Apr. 1, 2024	4.00%	US$	749	748
Public – U.S.	Jan. 15, 2025	4.00%	US$	500	500
Public – Canadian	Jan. 28, 2026	4.82%	C$	633	689
Public – U.S.	Jun. 2, 2026	4.25%	US$	496	496
Public – Canadian	Mar. 16, 2027	3.80%	C$	366	397
Public – U.S.	Jan. 25, 2028	3.90%	US$	648	—
Public – U.S.	Mar. 1, 2033	7.38%	US$	250	250
Public – Canadian	Jun. 14, 2035	5.95%	C$	309	335
Private – Japanese	Dec. 1, 2038	1.42%	JPY	91	—
Public – U.S.	Sep. 20, 2047	4.70%	US$	903	546
				6,450	5,594
Commercial paper and bank borrowings		—%	C$	—	103
Deferred financing costs[1]				(41)	(38)
Total				$6,409	$5,659

1.	Deferred financing costs are amortized to interest expense over the term of the borrowing using the effective interest method.
Corporate borrowings have a weighted-average interest rate of 4.5% (2017 – 4.6%) and include $2.8 billion (2017 – $3.2 billion) repayable in Canadian dollars of C$3.8 billion (2017 – C$4.0 billion) and $91 million (2017 – $nil) repayable in Japanese Yen of¥10 billion (2017 – ¥nil).

178 BROOKFIELD ASSET MANAGEMENT

17.	ACCOUNTS PAYABLE AND OTHER

AS AT DEC. 31 (MILLIONS)	2018	2017
Accounts payable	$6,873	$5,158
Provisions	2,830	1,651
Other liabilities	14,286	11,156
Total	$23,989	$17,965
The current and non-current balances of accounts payable, provisions and other liabilities are as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
Current	$14,337	$11,148
Non-current	9,652	6,817
Total	$23,989	$17,965
Post-Employment Benefits
The company offers pension and other post-employment benefit plans to employees of certain of its subsidiaries. The company’s obligations under its defined benefit pension plans are determined periodically through the preparation of actuarial valuations. The 2018 acquisition in our Private Equity segment of a service provider to the power generation industry resulted in an increase in our plan assets and accrued benefit obligations. The benefit plans’ in-year valuation change was a decrease of $19 million (2017 – an increase of $4 million). The discount rate used was 2% (2017 – 4%) with an increase in the rate of compensation of 2% (2017 – 3%), and an investment rate of 3% (2017 – 5%).

AS AT DEC. 31 (MILLIONS)	2018	2017
Plan assets	$1,981	$516
Less accrued benefit obligation:
Defined benefit pension plan	(2,548)	(685)
Other post-employment benefits	(148)	(90)
Net liability	(715)	(259)
Less: net actuarial gains (losses) and other	(10)	(2)
Accrued benefit liability	$(725)	$(261)

18.	NON-RECOURSE BORROWINGS OF MANAGED ENTITIES

AS AT DEC. 31	Note	2018	2017
Subsidiary borrowings	(a)	$8,600	$9,009
Property-specific borrowings	(b)	103,209	63,721
Total		$111,809	$72,730

2018 MD&A AND FINANCIAL STATEMENTS 179

a)	Subsidiary Borrowings
Principal repayments on subsidiary borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2019	$343	$—	$—	$52	$—	$395
2020	1	330	275	—	603	1,209
2021	1,868	—	—	—	86	1,954
2022	—	293	330	—	497	1,120
2023	292	—	510	—	184	986
Thereafter	—	1,705	878	—	353	2,936
Total – Dec. 31, 2018	$2,504	$2,328	$1,993	$52	$1,723	$8,600
Total – Dec. 31, 2017	$3,214	$1,665	$2,102	$380	$1,648	$9,009
The weighted-average interest rate on subsidiary borrowings as at December 31, 2018 was 4.5% (2017 – 4.1%).
The current and non-current balances of subsidiary borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
Current	$395	$1,956
Non-current	8,205	7,053
Total	$8,600	$9,009
Subsidiary borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2018	Local Currency		2017	Local Currency
U.S. dollars	$6,846	US$	6,846	$5,305	US$	5,305
Canadian dollars	1,613	C$	2,200	3,547	C$	4,460
Australian dollars	141	A$	200	156	A$	199
British pounds	—		£—	1		£1
Total	$8,600			$9,009

b)	Property-Specific Borrowings
Principal repayments on property-specific borrowings due over the next five calendar years and thereafter are as follows:

(MILLIONS)	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Total
2019	$6,108	$1,196	$1,544	$1,772	$144	$10,764
2020	11,895	788	1,112	1,003	105	14,903
2021	13,731	603	834	792	29	15,989
2022	5,742	1,346	839	986	40	8,953
2023	6,721	2,441	3,595	807	10	13,574
Thereafter	19,297	7,859	6,410	5,460	—	39,026
Total – Dec. 31, 2018	$63,494	$14,233	$14,334	$10,820	$328	$103,209
Total – Dec. 31, 2017	$37,235	$14,230	$9,010	$2,898	$348	$63,721
The weighted-average interest rate on property-specific borrowings as at December 31, 2018 was 5.0% (2017 – 4.9%).

180 BROOKFIELD ASSET MANAGEMENT

The current and non-current balances of property-specific borrowings are as follows:

AS AT DEC. 31 (MILLIONS)	2018	2017
Current	$10,764	$8,800
Non-current	92,445	54,921
Total	$103,209	$63,721
Property-specific borrowings by currency include the following:

AS AT DEC. 31 (MILLIONS)	2018	Local Currency		2017	Local Currency
U.S. dollars	$72,747	US$	72,747	$39,164	US$	39,164
British pounds	7,200		£5,643	6,117		£4,525
Canadian dollars	6,285	C$	8,573	5,272	C$	6,627
Brazilian reais	3,825	R$	14,820	2,677	R$	8,856
European Union euros	3,264	€$	2,846	766	€$	638
Australian dollars	2,968	A$	4,210	3,518	A$	4,506
Indian rupees	2,026	Rs	140,694	1,346	Rs	85,720
Colombian pesos	1,855	COP$	6,025,270	1,556	COP$	4,645,648
Korean won	1,613	₩	1,797,415	1,682	₩	1,795,518
Chilean unidades de fomento	837	UF	21	976	UF	22
Other currencies	589	n/a	n/a	647	n/a	n/a
Total	$103,209			$63,721

19.	SUBSIDIARY EQUITY OBLIGATIONS
Subsidiary equity obligations consist of the following:

AS AT DEC. 31 (MILLIONS)	Note	2018	2017
Subsidiary preferred equity units	(a)	$1,622	$1,597
Limited-life funds and redeemable fund units	(b)	1,724	1,559
Subsidiary preferred shares and capital	(c)	530	505
Total		$3,876	$3,661

a)	Subsidiary Preferred Equity Units
In 2014, BPY issued $1.8 billion of exchangeable preferred equity units in three $600 million tranches redeemable in 2021, 2024 and 2026, respectively. The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units that remain outstanding will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. The preferred equity units represent a compound financial instrument comprised of the financial liability representing the company’s obligations to redeem the preferred equity units at maturity for a variable number of BPY units and an equity instrument representing the holder’s right to convert the preferred equity units to a fixed number of BPY units. The company is required under certain circumstances to purchase the preferred equity units at their redemption value in equal amounts in 2021 and 2024 and may be required to purchase the 2026 tranche, as further described in Note 29(a).

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2018	2017
Series 1	24,000,000	6.25%	US$	$562	$551
Series 2	24,000,000	6.50%	US$	537	529
Series 3	24,000,000	6.75%	US$	523	517
Total				$1,622	$1,597

2018 MD&A AND FINANCIAL STATEMENTS 181

b)	Limited-Life Funds and Redeemable Fund Units
Limited-life funds and redeemable fund units represent interests held in our consolidated funds by third-party investors that have been classified as a liability rather than as non-controlling interest, as holders of these interests can cause our funds to redeem their interest in the fund for cash equivalents at a specified time. As at December 31, 2018, we have $1.7 billion of subsidiary equity obligations arising from limited-life funds and redeemable fund units (2017 – $1.6 billion arising from limited-life funds).
In our real estate business, limited-life fund obligations include $813 million (2017 – $813 million) of equity interests held by third-party investors in two consolidated funds that have been classified as a liability, instead of non-controlling interest, as holders of these interests can cause the funds to redeem their interests in the fund for cash equivalents at the fair value of the interest at a set date.
As at December 31, 2018, we have $826 million (2017 – $746 million) of subsidiary equity obligations arising from limited-life fund units in our infrastructure business. These obligations are primarily composed of the portion of the equity interest held by third-party investors in our timberland and agriculture funds that are attributed to the value of the land held in the fund. The value of this equity interest has been classified as a liability, instead of non-controlling interest, as we are obligated to purchase the land from the third-party investors on maturity of the fund.
We also have $85 million of redeemable fund units (2017 – $nil) in certain funds managed by our public securities business.

c)	Subsidiary Preferred Shares and Capital
Preferred shares are classified as liabilities if the holders of the preferred shares have the right, after a fixed date, to convert the shares into common equity of the issuer based on the market price of the common equity of the issuer at that time unless they are previously redeemed by the issuer. The dividends paid on these securities are recorded in interest expense. As at December 31, 2018 and 2017, the balance related to obligations of BPY and its subsidiaries.

AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Shares Outstanding	Cumulative Dividend Rate	Local Currency	2018	2017
Brookfield Property Split Corp (“BOP Split”) senior preferred shares
Series 1	924,390	5.25%	US$	$23	$23
Series 2	699,165	5.75%	C$	13	14
Series 3	909,994	5.00%	C$	17	18
Series 4	940,486	5.20%	C$	17	19
BSREP II RH B LLC (“Manufactured Housing”) preferred capital	—	9.00%	US$	249	249
Rouse Series A preferred shares	5,600,000	5.00%	US$	142	142
Forest City Enterprises L.P. (“Forest City”) Preferred Capital	1,111,004	2.00%	US$	29	—
BSREP II Vintage Estate Partners LLC (“Vintage Estates”) preferred shares	10,000	5.00%	US$	40	40
Total				$530	$505
Each series of the BOP Split senior preferred shares are redeemable at the option of either the issuer or the holder as the redemption and conversion option dates have passed.
Subsidiary preferred capital includes $249 million at December 31, 2018 (2017 – $249 million) of preferred equity interests held by a third-party investor in Manufactured Housing which has been classified as a liability, rather than as non-controlling interest, due to the fact the holders are only entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025. The preferred capital was issued to partially fund the acquisition of the Manufactured Housing portfolio during the first quarter of 2017.
Subsidiary preferred shares include $142 million at December 31, 2018 (2017 – $142 million) of preferred equity interests held by a third-party investor in Rouse Properties, L.P., which have been classified as a liability, rather than as non-controlling interests, due to the fact that the interests have no voting rights and are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

182 BROOKFIELD ASSET MANAGEMENT

Subsidiary preferred shares also include $40 million at December 31, 2018 (2017 – $40 million) of preferred equity interests held by a co-investor in Vintage Estates, which have been classified as a liability, rather than as non-controlling interests, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividends.

20.	SUBSIDIARY PUBLIC ISSUERS AND FINANCE SUBSIDIARY
Brookfield Finance Inc. (“BFI”) is an indirect 100% owned subsidiary of the Corporation that may offer and sell debt securities. Any debt securities issued by BFI are fully and unconditionally guaranteed by the Corporation. BFI issued $500 million of 4.25% notes due in 2026 on June 2, 2016, $550 million and $350 million of 4.70% notes due in 2047 on September 14, 2017 and January 17, 2018, respectively, and $650 million of 3.90% notes due in 2028 on January 17, 2018.
Brookfield Finance LLC (“BFL”) is a Delaware limited liability company formed on February 6, 2017 and an indirect 100% owned subsidiary of the Corporation. BFL is a “finance subsidiary,” as defined in Rule 3-10 of Regulation S-X. Any debt securities issued by BFL are fully and unconditionally guaranteed by the Corporation. On March 10, 2017, BFL issued $750 million of 4.00% notes due in 2024. On December 31, 2018, as part of an internal reorganization, BFI acquired substantially all of BFL’s assets and became a co-obligor of BFL’s 2024 notes. BFL has no independent activities, assets or operations other than in connection with any debt securities it may issue.
Brookfield Investments Corporation (“BIC”) is an investment company that holds investments in the real estate and forest products sectors, as well as a portfolio of preferred shares issued by the Corporation’s subsidiaries. The Corporation provided a full and unconditional guarantee of the Class 1 Senior Preferred Shares, Series A issued by BIC. As at December 31, 2018, C$42 million of these senior preferred shares were held by third-party shareholders and are retractable at the option of the holder.
The following tables contain summarized financial information of the Corporation, BFI, BFL, BIC and non-guarantor subsidiaries:

AS AT AND FOR THE YEAR ENDED DEC. 31, 2018 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$810	$43	$53	$163	$62,984	$(7,282)	$56,771
Net income attributable to shareholders	3,584	(46)	(1)	145	4,506	(4,604)	3,584
Total assets	59,105	4,330	13	3,296	271,534	(81,997)	256,281
Total liabilities	29,290	2,909	6	2,198	154,458	(29,730)	159,131

AS AT AND FOR THE YEAR ENDED DEC. 31, 2017 (MILLIONS)	The Corporation[1]	BFI	BFL	BIC	Subsidiaries of the Corporation other than BFI, BFL and BIC[2]	Consolidating Adjustments[3]	The Company Consolidated
Revenues	$168	$30	$43	$22	$44,908	$(4,385)	$40,786
Net income attributable to shareholders	1,462	—	—	59	2,019	(2,078)	1,462
Total assets	53,688	1,060	757	3,761	206,907	(73,453)	192,720
Total liabilities	25,444	1,042	756	2,309	113,336	(30,039)	112,848

1.	This column accounts for investments in all subsidiaries of the Corporation under the equity method.

2.	This column accounts for investments in all subsidiaries of the Corporation other than BFI, BFL and BIC on a combined basis.

3.	This column includes the necessary amounts to present the company on a consolidated basis.

21.	EQUITY
Equity consists of the following:

AS AT DEC. 31 (MILLIONS)	Note	2018	2017
Preferred equity	(a)	$4,168	$4,192
Non-controlling interests	(b)	67,335	51,628
Common equity	(c)	25,647	24,052
		$97,150	$79,872

2018 MD&A AND FINANCIAL STATEMENTS 183

a)	Preferred Equity
Preferred equity includes perpetual preferred shares and rate-reset preferred shares and consists of the following:

	Average Rate
AS AT DEC. 31 (MILLIONS)	2018	2017	2018	2017
Perpetual preferred shares
Floating rate	2.90%	2.33%	$531	$531
Fixed rate	4.82%	4.82%	744	749
	4.02%	3.78%	1,275	1,280
Fixed rate-reset preferred shares	4.26%	4.21%	2,893	2,912
	4.19%	4.08%	$4,168	$4,192
Further details on each series of preferred shares are as follows:

		Issued and Outstanding
AS AT DEC. 31 (MILLIONS, EXCEPT PER SHARE INFORMATION)	Rate	2018	2017	2018	2017
Class A preferred shares
Perpetual preferred shares
Series 2	70% P	10,457,685	10,465,100	$169	$169
Series 4	70% P/8.5%	2,795,910	2,800,000	45	45
Series 8	Variable up to P	2,476,185	2,479,585	42	43
Series 13	70% P	9,290,096	9,297,700	195	195
Series 15	B.A. + 40 b.p.[1]	2,000,000	2,000,000	42	42
Series 17	4.75%	7,901,476	7,950,756	172	173
Series 18	4.75%	7,921,178	7,966,158	179	180
Series 25	3-Month T-Bill + 230 b.p.	1,529,133	1,533,133	38	38
Series 36	4.85%	7,900,764	7,949,024	199	200
Series 37	4.90%	7,888,143	7,949,083	194	195
				1,275	1,280
Rate-reset preferred shares[2]
Series 9	2.75%	1,515,981	1,519,115	21	21
Series 24	3.01%	9,338,572	9,394,250	228	230
Series 26	3.47%	9,840,588	9,903,348	241	243
Series 28	2.73%	9,289,397	9,359,387	233	235
Series 30[3]	4.69%	9,852,258	9,934,050	243	245
Series 32[4]	5.06%	11,849,808	11,982,568	300	303
Series 34	4.20%	9,926,620	9,977,889	254	255
Series 38	4.40%	7,955,948	8,000,000	180	181
Series 40	4.50%	11,914,515	12,000,000	273	275
Series 42	4.50%	11,943,400	12,000,000	268	269
Series 44	5.00%	9,882,879	9,945,189	188	189
Series 46	4.80%	11,810,653	11,895,790	219	220
Series 48	4.75%	11,961,701	12,000,000	245	246
				2,893	2,912
Total				$4,168	$4,192

1.	Rate determined quarterly.

2.
Dividend rates are fixed for 5 to 6 years from the quarter end dates after issuance, June 30, 2011, March 31, 2012, June 30, 2012, December 31, 2012, September 30, 2013, March 31, 2014, June 30, 2014, December 31, 2014, December 31, 2015, December 31, 2016 and December 31, 2017, respectively and reset after 5 to 6 years to the 5-year Government of Canada bond rate plus between 180 and 417 basis points.

3.	Dividend rate reset commenced December 31, 2017.

4.	Dividend rate reset commenced September 30, 2018.
P – Prime Rate, B.A. – Bankers’ Acceptance Rate, b.p. – Basis Points.

184 BROOKFIELD ASSET MANAGEMENT

The company is authorized to issue an unlimited number of Class A preferred shares and an unlimited number of Class AA preferred shares, issuable in series. No Class AA preferred shares have been issued.
The Class A preferred shares are entitled to preference over the Class A and Class B Limited Voting Shares (“Class A and B shares”) on the declaration of dividends and other distributions to shareholders. All series of the outstanding preferred shares have a par value of C$25.00 per share.

b)	Non-controlling Interests
Non-controlling interests represent the common and preferred equity in consolidated entities that are owned by other shareholders.

AS AT DEC. 31 (MILLIONS)	2018	2017
Common equity	$62,109	$47,281
Preferred equity	5,226	4,347
Total	$67,335	$51,628
Further information on non-controlling interests is provided in Note 4 – Subsidiaries.

c)	Common Equity
The company’s common equity is comprised of the following:

AS AT DEC. 31 (MILLIONS)	2018	2017
Common shares	$4,457	$4,428
Contributed surplus	271	263
Retained earnings	14,244	11,864
Ownership changes	645	1,459
Accumulated other comprehensive income	6,030	6,038
Common equity	$25,647	$24,052
The company is authorized to issue an unlimited number of Class A shares and 85,120 Class B shares, together referred to as common shares. The company’s common shares have no stated par value. The holders of Class A shares and Class B shares rank on par with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. Holders of the Class A shares are entitled to elect half of the Board of Directors of the company and holders of the Class B shares are entitled to elect the other half of the Board of Directors. With respect to the Class A and Class B shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share between the classes. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of shares participate equally, on a pro rata basis, in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of shares is diluted.
The holders of the company’s common shares received cash dividends during 2018 of $0.60 per share (2017 – $0.56 per share).
The number of issued and outstanding common shares and unexercised options are as follows:

AS AT DEC. 31	2018	2017
Class A shares[1]	955,057,721	958,688,000
Class B shares	85,120	85,120
Shares outstanding[1]	955,142,841	958,773,120
Unexercised options and other share-based plans[2]	42,086,712	47,474,284
Total diluted shares	997,229,553	1,006,247,404

1.	Net of 37,538,531 (2017 – 30,569,215) Class A shares held by the company in respect of long-term compensation agreements.

2.	Includes management share option plan and escrowed stock plan.

2018 MD&A AND FINANCIAL STATEMENTS 185

The authorized common share capital consists of an unlimited number of Class A shares and 85,120 Class B shares. Shares issued and outstanding changed as follows:

AS AT AND FOR THE YEARS ENDED DEC. 31	2018	2017
Outstanding, beginning of year[1]	958,773,120	958,168,417
Issued (repurchased)
Repurchases	(9,579,740)	(3,448,665)
Long-term share ownership plans[2]	5,752,331	3,826,248
Dividend reinvestment plan and others	197,130	227,120
Outstanding, end of year[3]	955,142,841	958,773,120

1.	Net of 30,569,215 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2017 (December 31, 2016 – 27,846,452).

2.	Includes management share option plan and restricted stock plan.

3.	Net of 37,538,531 Class A shares held by the company in respect of long-term compensation agreements as at December 31, 2018 (December 31, 2017 – 30,569,215).
Earnings Per Share
The components of basic and diluted earnings per share are summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Net income attributable to shareholders	$3,584	$1,462
Preferred share dividends	(151)	(145)
Dilutive effect of conversion of subsidiary preferred shares	(105)	—
Net income available to shareholders	$3,328	$1,317

Weighted average – common shares	957.6	958.8
Dilutive effect of the conversion of options and escrowed shares using treasury stock method	19.8	21.2
Common shares and common share equivalents	977.4	980.0
Share-Based Compensation
The expense recognized for share-based compensation is summarized in the following table:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Expense arising from equity-settled share-based payment transactions	$73	$69
Expense/(Recovery) arising from cash-settled share-based payment transactions	(64)	281
Total expense arising from share-based payment transactions	9	350
Effect of hedging program	75	(275)
Total expense included in consolidated income	$84	$75
The share-based payment plans are described below. There were no cancellations of or modifications to any of the plans during 2018 and 2017.
Equity-settled Share-based Awards
Management Share Option Plan
Options issued under the company’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date and are settled through issuance of Class A shares. The exercise price is equal to the market price at the grant date.

186 BROOKFIELD ASSET MANAGEMENT

The changes in the number of options during 2018 and 2017 were as follows:

	Number of Options (000’s)[1]	Weighted- Average Exercise Price		Number of Options (000’s)[2]	Weighted- Average Exercise Price
Outstanding at January 1, 2018	2,797	C$	12.35	34,893	US$	27.71
Granted	—		—	4,538		40.42
Exercised	(2,007)		12.59	(2,492)		23.58
Canceled	—		—	(197)		34.81
Outstanding at December 31, 2018	790	C$	11.77	36,742	US$	29.52

1.	Options to acquire TSX listed Class A shares.

2.	Options to acquire NYSE listed Class A shares.

	Number of Options (000’s)[1]	Weighted- Average Exercise Price		Number of Options (000’s)[2]	Weighted- Average Exercise Price
Outstanding at January 1, 2017	7,684	C$	15.63	31,483	US$	25.77
Granted	—		—	6,331		36.92
Exercised	(4,887)		17.50	(2,149)		24.36
Canceled	—		—	(772)		33.28
Outstanding at December 31, 2017	2,797	C$	12.35	34,893	US$	27.71

1.	Options to acquire TSX listed Class A shares.

2.	Options to acquire NYSE listed Class A shares.
The cost of the options granted during the year was determined using the Black-Scholes valuation model, with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2018	2017
Weighted-average share price	US$	40.42	36.92
Weighted-average fair value per option	US$	5.38	4.92
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	16.3	18.9
Liquidity discount	%	25.0	25.0
Weighted-average annual dividend yield	%	1.9	2.1
Risk-free rate	%	2.8	2.3

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.
At December 31, 2018, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
C$11.77	0.2 years	790	—	790
US$15.45	1.2 years	4,255	—	4,255
US$16.83 – US$23.37	2.8 years	5,160	—	5,160
US$25.21 – US$30.59	5.5 years	8,410	3,293	11,703
US$33.75 – US$36.32	6.1 years	2,873	2,115	4,988
US$36.88 – US$44.24	8.6 years	1,197	9,439	10,636
		22,685	14,847	37,532

2018 MD&A AND FINANCIAL STATEMENTS 187

At December 31, 2017, the following options to purchase Class A shares were outstanding:

		Options Outstanding (000’s)
Exercise Price	Weighted-Average Remaining Life	Vested	Unvested	Total
C$11.77	1.2 years	2,620	—	2,620
C$21.08	0.1 years	177	—	177
US$15.45	2.2 years	4,772	—	4,772
US$16.83 – US$23.37	3.8 years	5,834	—	5,834
US$25.21 – US$30.59	6.5 years	6,858	5,967	12,825
US$33.75 – US$36.32	7.1 years	2,049	3,191	5,240
US$36.88 – US$37.75	9.1 years	—	6,222	6,222
		22,310	15,380	37,690
Escrowed Stock Plan
The Escrowed Stock Plan (the “ES Plan”) provides executives with indirect ownership of Class A shares. Under the ES Plan, executives are granted common shares (the “ES Shares”) in one or more private companies that own Class A shares. The Class A shares are purchased on the open market with the purchase cost funded by the company. The ES shares vest over one to five years and must be held until the fifth anniversary of the grant date. At a date no less than five years, and no more than 10 years, from the grant date, all outstanding ES shares will be exchanged for Class A shares issued by the company based on the market value of Class A shares at the time of the exchange. The number of Class A shares issued on exchange will be less than the Class A shares purchased under the ES Plan resulting in a net reduction in the number of Class A shares issued by the company.
During 2018, 5.8 million Class A shares were purchased in respect of ES shares granted to executives under the ES Plan (2017 – 3.7 million Class A shares) during the year. For the year ended December 31, 2018, the total expense incurred with respect to the ES Plan totaled $25 million (2017 – $26 million).
The cost of the escrowed shares granted during the year was determined using the Black-Scholes model of valuation with inputs to the model as follows:

FOR THE YEARS ENDED DEC. 31	Unit	2018	2017
Weighted-average share price	US$	40.39	36.88
Weighted-average fair value per share	US$	5.38	4.92
Average term to exercise	Years	7.5	7.5
Share price volatility[1]	%	16.3	18.9
Liquidity discount	%	25	25
Weighted-average annual dividend yield	%	1.9	2.1
Risk-free rate	%	2.8	2.3

1.	Share price volatility was determined based on historical share prices over a similar period to the average term to exercise.

188 BROOKFIELD ASSET MANAGEMENT

The change in the number of ES shares during 2018 and 2017 was as follows:

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2018	27,772	$29.01
Granted	5,815	40.39
Exercised	(6,484)	21.40
Outstanding at December 31, 2018	27,103	$33.27

	Number of Units (000’s)	Weighted- Average Exercise Price
Outstanding at January 1, 2017	24,167	$27.77
Granted	3,700	36.88
Exercised	(95)	21.74
Outstanding at December 31, 2017	27,772	$29.01
Restricted Stock Plan
The Restricted Stock Plan awards executives with Class A shares purchased on the open market (“Restricted Shares”). Under the Restricted Stock Plan, Restricted Shares awarded vest over a period of up to five years, except for Restricted Shares awarded in lieu of a cash bonus, which may vest immediately. Vested and unvested Restricted Shares are subject to a hold period of up to five years. Holders of Restricted Shares are entitled to vote Restricted Shares and to receive associated dividends. Employee compensation expense for the Restricted Stock Plan is charged against income over the vesting period.
During 2018, Brookfield granted 581,051 Class A shares (2017 – 760,754) pursuant to the terms and conditions of the Restricted Stock Plan, resulting in the recognition of $20 million (2017 – $18 million) of compensation expense.
Cash-settled Share-based Awards
Deferred Share Unit Plan and Restricted Share Unit Plan
The Deferred Share Unit Plan and Restricted Share Unit Plan provide for the issuance of DSUs and RSUs, respectively. Under these plans, qualifying employees and directors receive varying percentages of their annual incentive bonus or directors’ fees in the form of DSUs and RSUs. The DSUs and RSUs vest over periods of up to five years, and DSUs accumulate additional DSUs at the same rate as dividends on common shares based on the market value of the common shares at the time of the dividend. Participants are not allowed to convert DSUs and RSUs into cash until retirement or cessation of employment.
The value of the DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. The value of the RSUs, when converted into cash, will be equivalent to the difference between the market price of equivalent number of common shares at the time the conversion takes place and the market price on the date the RSUs  are granted. The company uses equity derivative contracts to offset its exposure to the change in share prices in respect of vested and unvested DSUs and RSUs. The fair value of the vested DSUs and RSUs as at December 31, 2018 was $894 million (2017 – $1.0 billion).
Employee compensation expense for these plans is charged against income over the vesting period of the DSUs and RSUs. The amount payable by the company in respect of vested DSUs and RSUs changes as a result of dividends and share price movements.  All of the amounts attributable to changes in the amounts payable by the company are recorded as employee compensation expense in the period of the change. For the year ended December 31, 2018, employee compensation expense totaled $11 million (2017 – $7 million), net of the impact of hedging arrangements.

2018 MD&A AND FINANCIAL STATEMENTS 189

The change in the number of DSUs and RSUs during 2018 and 2017 was as follows:

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2018	14,944	10,920	C$	9.09
Granted and reinvested	466	—		—
Exercised and canceled	(773)	(380)		5.89
Outstanding at December 31, 2018	14,637	10,540	C$	9.21

	DSUs	RSUs
	Number of Units (000’s)	Number of Units (000’s)		Weighted- Average Exercise Price
Outstanding at January 1, 2017	14,986	10,920	C$	9.09
Granted and reinvested	661	—		—
Exercised and canceled	(703)	—		—
Outstanding at December 31, 2017	14,944	10,920	C$	9.09
The fair value of each DSU is equal to the traded price of the company’s common shares.

	Unit	Dec. 31, 2018	Dec. 31, 2017
Share price on date of measurement	C$	52.32	54.72
Share price on date of measurement	US$	38.35	43.54
The fair value of RSUs was determined primarily using the following inputs:

	Unit	Dec. 31, 2018	Dec. 31, 2017
Share price on date of measurement	C$	52.32	54.72
Weighted-average fair value of a unit	C$	43.11	45.63

22.	REVENUES
Revenues for the year ended December 31, 2018 totaled $56.8 billion (2017 – $40.8 billion). The amounts for the year ended December 31, 2018 have been determined in accordance with IFRS 15. Prior period amounts have not been restated (refer to Note 2 of the consolidated financial statements).
We perform a disaggregated analysis of revenues considering the nature, amount, timing and uncertainty of revenues. This includes disclosure of our revenues by segment and type, as well as a breakdown of whether revenues from goods or services are recognized at a point in time or delivered over a period of time.
a)    Revenue by Type

FOR THE YEAR ENDED DEC. 31, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Revenue from contracts with customers	$187	$3,107	$3,651	$4,859	$36,693	$2,651	$13	$51,161
Other revenue	—	4,968	100	154	135	32	221	5,610
	$187	$8,075	$3,751	$5,013	$36,828	$2,683	$234	$56,771

190 BROOKFIELD ASSET MANAGEMENT

b)    Timing of Recognition of Revenue from Contracts with Customers

FOR THE YEAR ENDED DEC. 31, 2018 (MILLIONS)	Asset Management	Real Estate	Renewable Power	Infrastructure	Private Equity	Residential Development	Corporate Activities	Total Revenues
Goods and services provided at a point in time	$—	$1,118	$79	$201	$28,860	$2,651	$13	$32,922
Services transferred over a period of time	187	1,989	3,572	4,658	7,833	—	—	18,239
	$187	$3,107	$3,651	$4,859	$36,693	$2,651	$13	$51,161
Remaining Performance Obligations
Private Equity
In our construction services business, backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order or letter of intent. As at December 31, 2018 our backlog of construction projects was approximately $8 billion, with an overall weighted average remaining project life of approximately two years.
In our Brazilian water and wastewater services business, our long-term, inflation-adjusted concession service contracts with various municipalities have an average remaining contract duration of 25 years as at December 31, 2018.
Others
In our asset management, infrastructure and renewable power businesses, revenue is generally recognized as invoiced for contracts recognized over a period of time as the amounts invoiced are commensurate with the value provided to the customers.

23.	DIRECT COSTS
Direct costs include all attributable expenses except interest, depreciation and amortization, taxes and fair value changes and primarily relate to cost of sales and compensation. The following table lists direct costs for 2018 and 2017 by nature:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Cost of sales	$37,506	$26,461
Compensation	3,954	2,795
Selling, general and administrative expenses	1,765	1,339
Property taxes, sales taxes and other	2,294	1,793
	$45,519	$32,388

24.	FAIR VALUE CHANGES
Fair value changes recorded in net income represent gains or losses arising from changes in the fair value of assets and liabilities, including derivative financial instruments, accounted for using the fair value method and are comprised of the following:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Investment properties	$1,610	$1,021
Transaction related gains, net of deal costs	1,132	637
Financial contracts	(189)	(868)
Impairments and provisions	(309)	(344)
Other fair value changes	(450)	(25)
	$1,794	$421

2018 MD&A AND FINANCIAL STATEMENTS 191

25.	DERIVATIVE FINANCIAL INSTRUMENTS
The company’s activities expose it to a variety of financial risks, including market risk (i.e. currency risk, interest rate risk and other price risk), credit risk and liquidity risk. The company selectively uses derivative financial instruments principally to manage these risks.
The aggregate notional amount of the company’s derivative positions at December 31, 2018 and 2017 is as follows:

AS AT DEC. 31 (MILLIONS)	Note	2018	2017
Foreign exchange	(a)	$33,298	$28,573
Interest rates	(b)	38,490	18,433
Credit default swaps	(c)	56	43
Equity derivatives	(d)	1,375	1,384

Commodity instruments	(e)	2018	2017
Energy (GWh)		14,752	28,808
Natural gas (MMBtu – 000’s)		63,076	48,163

a)	Foreign Exchange
The company held the following foreign exchange contracts with notional amounts at December 31, 2018 and December 31, 2017:

	Notional Amount (U.S. Dollars)		Average Exchange Rate
(MILLIONS)	2018	2017	2018	2017
Foreign exchange contracts
Canadian dollars	$4,959	$2,619	0.76	0.78
British pounds	4,952	7,312	1.32	1.29
European Union euros	3,829	2,754	1.21	1.15
Australian dollars	3,781	3,610	0.74	0.75
Indian rupees[1]	697	256	72.73	65.24
Chilean pesos[1]	615	—	647	—
Korean won[1]	561	578	1,102	1,100
Chinese yuan[1]	543	346	6.85	6.72
Japanese yen[1]	404	14	104.45	110.17
Colombian pesos[1]	370	—	2,977	—
Brazilian reais	78	62	0.24	0.27
Other currencies	530	—	various	—
Cross currency interest rate swaps
Canadian dollars	4,167	2,442	0.75	0.76
European Union euros	1,914	1,914	1.06	1.06
Australian dollars	1,454	1,610	1.00	0.98
Japanese yen[1]	750	750	113.32	113.33
British pounds	257	272	1.49	1.45
Colombian pesos[1]	125	299	3,056	3,056
Other currencies	15	—	various	—
Foreign exchange options
British pounds	1,736	534	1.31	1.19
Indian rupee[1]	500	—	67.95	—
Chinese yuan[1]	500	—	7.10	—
European Union euros	463	1,801	1.15	1.21
Canadian dollars	—	1,000	—	0.76
Japanese yen[1]	—	400	—	118.00
Other currencies	98	—	various	—

1.	Average rate is quoted using USD as base currency.

192 BROOKFIELD ASSET MANAGEMENT

Included in net income are unrealized net gains on foreign currency derivative contracts amounting to $457 million (2017 – loss of $364 million) and included in the cumulative translation adjustment account in other comprehensive income are gains in respect of foreign currency contracts entered into for hedging purposes amounting to $1.3 billion (2017 – loss of $1.5 billion).

b)	Interest Rates
At December 31, 2018, the company held interest rate swap and forward starting swap contracts having an aggregate notional amount of $13.9 billion (2017 – $8.8 billion), interest rate swaptions with an aggregate notional amount of $5.3 billion (2017 – $872 million) and interest rate cap contracts with an aggregate notional amount of $19.3 billion (2017 – $8.7 billion).

c)	Credit Default Swaps
As at December 31, 2018, the company held credit default swap contracts with an aggregate notional amount of $56 million (2017 – $43 million). Credit default swaps are contracts which are designed to compensate the purchaser for any change in the value of an underlying reference asset, based on measurement in credit spreads, upon the occurrence of predetermined credit events. The company is entitled to receive payments in the event of a predetermined credit event for up to $56 million (2017 – $43 million) of the notional amount and could be required to make payments in respect of $nil (2017 – $nil) of the notional amount.

d)	Equity Derivatives
At December 31, 2018, the company held equity derivatives with a notional amount of $1.4 billion (2017 – $1.4 billion) which includes $1.1 billion (2017 – $1.1 billion) notional amount that hedges long-term compensation arrangements. The balance represents common equity positions established in connection with the company’s investment activities. The fair value of these instruments was reflected in the company’s consolidated financial statements at year end.

e)	Commodity Instruments
The company has entered into energy derivative contracts primarily to hedge the sale of generated power. The company endeavors to link forward electricity sale derivatives to specific periods in which it expects to generate electricity for sale. All energy derivative contracts are recorded at an amount equal to fair value and are reflected in the company’s consolidated financial statements. The company has financial contracts outstanding on 63,076,000 MMBtu’s (2017 – 48,163,000 MMBtu’s) of natural gas as part of its electricity sale price risk mitigation strategy.
Other Information Regarding Derivative Financial Instruments
The following table classifies derivatives elected for hedge accounting during the years ended December 31, 2018 and 2017 as either cash flow hedges or net investment hedges. Changes in the fair value of the effective portion of the hedge are recorded in either other comprehensive income or net income, depending on the hedge classification, whereas changes in the fair value of the ineffective portion of the hedge are recorded in net income:

	2018			2017
FOR THE YEARS ENDED DEC. 31 (MILLIONS)	Notional	Effective Portion	Ineffective Portion	Notional	Effective Portion	Ineffective Portion
Cash flow hedges[1]	$24,999	$38	$(3)	$10,254	$42	$(16)
Net investment hedges	17,319	999	9	14,587	(748)	—
	$42,318	$1,037	$6	$24,841	$(706)	$(16)

1.
Notional amount does not include 6,040 GWh, 8,423 MMBtu – 000’s and 3,151 bbls – millions of commodity derivatives at December 31, 2018 (2017 – 15,586 GWh, 45,014 MMBtu – 000’s and 3,087 bbls – millions).

2018 MD&A AND FINANCIAL STATEMENTS 193

The following table presents the change in fair values of the company’s derivative positions during the years ended December 31, 2018 and 2017, for derivatives that are fair valued through profit or loss, and derivatives that qualify for hedge accounting:

(MILLIONS)	Unrealized Gains During 2018	Unrealized Losses During 2018	Net Change During 2018	Net Change During 2017
Foreign exchange derivatives	$570	$(113)	$457	$(364)
Interest rate derivatives	33	(50)	(17)	(15)
Credit default swaps	3	—	3	2
Equity derivatives	87	(216)	(129)	169
Commodity derivatives	27	(93)	(66)	(34)
	$720	$(472)	$248	$(242)
The following table presents the notional amounts underlying the company’s derivative instruments by term to maturity as at December 31, 2018 and 2017, for derivatives that are classified as fair value through profit or loss, and derivatives that qualify for hedge accounting:

	2018				2017
AS AT DEC. 31 (MILLIONS)	<1 Year	1 to 5 Years	>5 Years	Total Notional Amount	Total Notional Amount
Fair value through profit or loss
Foreign exchange derivatives	$7,402	$1,901	$—	$9,303	$10,632
Interest rate derivatives	3,738	11,123	1,760	16,621	11,532
Credit default swaps	—	56	—	56	43
Equity derivatives	537	838	—	1,375	1,362
Commodity instruments
Energy (GWh)	1,100	7,612	—	8,712	13,222
Natural gas (MMBtu – 000’s)	53,283	1,370	—	54,653	3,149
Elected for hedge accounting
Foreign exchange derivatives	$15,819	$6,700	$1,476	$23,995	$17,941
Interest rate derivatives	9,955	10,127	1,787	21,869	6,901
Equity derivatives	—	—	—	—	22
Commodity instruments
Energy (GWh)	674	3,357	2,009	6,040	15,586
Natural gas (MMBtu – 000’s)	8,423	—	—	8,423	45,014

26.	MANAGEMENT OF RISKS ARISING FROM HOLDING FINANCIAL INSTRUMENTS
The company is exposed to the following risks as a result of holding financial instruments: market risk (i.e. interest rate risk, currency exchange risk and other price risk that impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed:

a)	Market Risk
Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by the company will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, currency exchange rates and changes in market prices due to factors other than interest rates or currency exchange rates, such as changes in equity prices, commodity prices or credit spreads.
The company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate and foreign exchange derivatives to minimize residual exposures.
Financial instruments held by the company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate, currency, equity and commodity contracts.

194 BROOKFIELD ASSET MANAGEMENT

i.    Interest Rate Risk
The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.
The company’s assets largely consist of long-duration interest-sensitive physical assets. Accordingly, the company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped with interest rate derivatives. These financial liabilities are, with few exceptions, recorded at their amortized cost. The company also holds interest rate caps to limit its exposure to increases in interest rates on floating rate debt that has not been swapped, and holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in value of long duration interest sensitive physical assets that have not been otherwise matched with fixed rate debt.
The result of a 50 basis-point increase in interest rates on the company’s net floating rate financial assets and liabilities would have resulted in a corresponding decrease in net income before tax of $198 million (2017 – $80 million) on a current basis.
Changes in the value of fair value through profit or loss interest rate contracts are recorded in net income and changes in the value of contracts that are elected for hedge accounting are recorded in other comprehensive income. The impact of a 50 basis-point parallel increase in the yield curve on the aforementioned financial instruments is estimated to result in a corresponding increase in net income before tax of $128 million (2017 – $53 million) and an increase in other comprehensive income of $149 million (2017 – $98 million), for the years ended December 31, 2018 and 2017.
ii.    Currency Exchange Rate Risk
Changes in currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar.
The company holds financial instruments with net unmatched exposures in several currencies, changes in the translated value of which are recorded in net income. The impact of a 1% increase in the U.S. dollar against these currencies would have resulted in an $80 million (2017 – $44 million) increase in the value of these positions on a combined basis. The impact on cash flows from financial instruments would be insignificant. The company holds financial instruments to limit its exposure to the impact of foreign currencies on its net investments in foreign operations whose functional and reporting currencies are other than the U.S. dollar. A 1% increase in the U.S. dollar would increase the value of these hedging instruments by $240 million (2017 – $142 million) as at December 31, 2018, which would be recorded in other comprehensive income and offset by changes in the U.S. dollar carrying value of the net investment being hedged.
iii.    Other Price Risk
Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads.
Financial instruments held by the company that are exposed to equity price risk include equity securities and equity derivatives. A 5% decrease in the market price of equity securities and equity derivatives held by the company, excluding equity derivatives that  hedge compensation arrangements, would have decreased net income by $50 million (2017 – $45 million) and decreased other  comprehensive income by $85 million (2017 – $62 million), prior to taxes. The company’s liability in respect of equity compensation arrangements is subject to variability based on changes in the company’s underlying common share price. The company holds equity derivatives to hedge almost all of the variability. A 5% change in the common equity price of the company in respect of compensation agreements would increase the compensation liability and compensation expense by $53 million (2017 – $65 million). This increase would be offset by a $53 million (2017 – $65 million) change in value of the associated equity derivatives of which $51 million (2017 – $64 million) would offset the above-mentioned increase in compensation expense and the remaining $2 million (2017 – $1 million) would be recorded in other comprehensive income.
The company sells power and generation capacity under long-term agreements and financial contracts to stabilize future revenues. Certain of the contracts are considered financial instruments and are recorded at fair value in the consolidated financial statements, with changes in value being recorded in either net income or other comprehensive income as applicable. A 5% increase in energy prices would have decreased net income for the year ended December 31, 2018 by approximately $9 million (2017 – $11 million) and decreased other comprehensive income by $9 million (2017 – $4 million), prior to taxes. The corresponding increase in the value of the revenue or capacity being contracted, however, is not recorded in net income until subsequent periods.
The company held credit default swap contracts with a total notional amount of $63 million (2017 – $43 million) at December 31, 2018. The company is exposed to changes in the credit spread of the contracts’ underlying reference assets. A 50 basis-point increase in the credit spread of the underlying reference assets would have increased net income by $1 million (2017 – $1 million) for the year ended December 31, 2018, prior to taxes.

2018 MD&A AND FINANCIAL STATEMENTS 195

b)	Credit Risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. The company’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding derivative contracts, loans receivable and credit investments such as bonds and preferred shares.
The company assesses the creditworthiness of each counterparty before entering into contracts with a view to ensuring that counterparties meet minimum credit quality requirements. Management evaluates and monitors counterparty credit risk for derivative financial instruments and endeavors to minimize counterparty credit risk through diversification, collateral arrangements, and other credit risk mitigation techniques. The credit risk of derivative financial instruments is generally limited to the positive fair value of the instruments, which, in general, tends to be a relatively small proportion of the notional value. Substantially all of the company’s derivative financial instruments involve either counterparties that are banks or other financial institutions in North America, the United Kingdom and Australia, or arrangements that have embedded credit risk mitigation features. The company does not expect to incur credit losses in respect of any of these counterparties. The maximum exposure in respect of loans receivable and credit investments is equal to the carrying value.

c)	Liquidity Risk
Liquidity risk is the risk that the company cannot meet a demand for cash or fund an obligation as it comes due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price.
To help ensure the company is able to react to contingencies and investment opportunities quickly, the company maintains sources of liquidity at the corporate and subsidiary levels. The primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities.
The company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The company believes these risks are mitigated through the use of long-term debt secured by high quality assets, maintaining debt levels that are in management’s opinion relatively conservative, and by diversifying maturities over an extended period of time. The company also seeks to include in its agreements terms that protect the company from liquidity issues of counterparties that might otherwise impact the company’s liquidity.
The following tables present the contractual maturities of the company’s financial liabilities at December 31, 2018 and 2017:

	Payments Due by Period
AS AT DEC. 31, 2018 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$440	$257	$441	$5,271	$6,409
Non-recourse borrowings of managed entities	11,159	34,055	24,633	41,962	111,809
Subsidiary equity obligations	185	1,417	356	1,918	3,876
Interest expense[1]
Corporate borrowings	278	535	504	1,697	3,014
Non-recourse borrowings	5,126	8,124	5,820	7,324	26,394
Subsidiary equity obligations	151	307	218	209	885

1.	Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

	Payments Due by Period
AS AT DEC. 31, 2017 (MILLIONS)	<1 Year	1 to 3 Years	4 to 5 Years	After 5 Years	Total
Principal repayments
Corporate borrowings	$—	$478	$278	$4,903	$5,659
Non-recourse borrowings of managed entities	10,756	17,695	16,764	27,515	72,730
Subsidiary equity obligations	76	53	1,001	2,531	3,661
Interest expense[1]
Corporate borrowings	259	494	462	1,433	2,648
Non-recourse borrowings	3,248	5,024	3,575	5,314	17,161
Subsidiary equity obligations	226	428	340	322	1,316

1.	Represents the aggregated interest expense expected to be paid over the term of the obligations. Variable interest rate payments have been calculated based on current rates.

196 BROOKFIELD ASSET MANAGEMENT

27.	CAPITAL MANAGEMENT
The capital of the company consists of the components of equity in the company’s consolidated balance sheet (i.e. common and preferred equity). As at December 31, 2018, the recorded values of these items in the company’s consolidated financial statements totaled $29.8 billion (2017 – $28.2 billion).
The company’s objectives when managing this capital are to maintain an appropriate balance between holding a sufficient amount of capital to support its operations, which includes maintaining investment-grade ratings at the corporate level and providing shareholders with a prudent amount of corporate debt to enhance returns. Corporate debt, which includes subsidiary obligations that are guaranteed by the company or are otherwise considered corporate in nature, totaled $6.4 billion based on carrying values at December 31, 2018 (2017 – $5.7 billion). The company monitors its capital base and leverage primarily in the context of its deconsolidated debt-to-total capitalization ratios. The ratio as at December 31, 2018 was 17% (2017 – 16%).
The consolidated capitalization of the company includes the capital and financial obligations of consolidated entities, including long-term property-specific borrowings, subsidiary borrowings, capital securities as well as common and preferred equity held by other investors in these entities. The capital in these entities is managed at the entity level with oversight by management of the company. The capital is managed with the objective of maintaining investment-grade levels in most circumstances and is, except in limited and carefully managed circumstances, without any recourse to the company. Management of the company also takes into consideration capital requirements of consolidated and non-consolidated entities in which it has interests in when considering the appropriate level of capital and liquidity on a deconsolidated basis.
The company is subject to limited covenants in respect of its corporate debt and is in full compliance with all such covenants as at December 31, 2018 and 2017. The company is also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to the company.

28.	RELATED PARTY TRANSACTIONS

a)	Related Parties
Related parties include subsidiaries, associates, joint ventures, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

b)	Key Management Personnel and Directors
Key management personnel are those individuals who have the authority and responsibility for planning, directing and controlling the company’s activities, directly or indirectly, and consist of the company’s Senior Executives. The company’s Directors do not plan, direct or control the activities of the company directly; they provide oversight over the business.
The remuneration of key management personnel and Directors of the company during the years ended December 31, 2018 and 2017 was as follows:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Salaries, incentives and short-term benefits	$21	$18
Share-based payments	90	54
	$111	$72
The remuneration of key management personnel and Directors is determined by the Management Resources and Compensation Committee of the Board of Directors having regard to the performance of individuals and market funds.

c)	Related Party Transactions
In the normal course of operations, the company executes transactions on market terms with related parties that have been measured at exchange value and are recognized in the consolidated financial statements, including, but not limited to: base management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; power purchase and sale agreements; capital commitments to private funds; the acquisition and disposition of assets and businesses; derivative contracts; and the construction and development of assets. Transactions and balances between consolidated entities are fully eliminated upon consolidation.

2018 MD&A AND FINANCIAL STATEMENTS 197

The following table lists the related party balances included within the consolidated financial statements as at and for the years ended December 31, 2018 and 2017:

FOR THE YEARS ENDED DEC. 31 (MILLIONS)	2018	2017
Investment and other losses	$—	$(268)
Management fees received	56	47

29.	OTHER INFORMATION

a)	Guarantees and Contingencies
In the normal course of business, the company enters into contractual obligations which include commitments to provide bridge financing, letters of credit, guarantees and reinsurance obligations. As at December 31, 2018, the company had $3.1 billion (2017 – $2.6 billion) of such commitments outstanding. The company also had $9.8 billion of future operating lease obligations at December 31, 2018 (2017 – $3.8 billion).
In addition, the company executes agreements that provide for indemnifications and guarantees to third parties in transactions or dealings such as business dispositions, business acquisitions, sales of assets, provision of services, securitization agreements and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount the company could be required to pay third parties, as in most cases, the agreements do not specify a maximum amount, and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Neither the company nor its consolidated subsidiaries have made significant payments in the past nor do they expect at this time to make any significant payments under such indemnification agreements in the future.
The company periodically enters into joint ventures, consortium or other arrangements that have contingent liquidity rights in favor of the company or its counterparties. These include buy sell arrangements, registration rights and other customary arrangements that generally have embedded protective terms that mitigate the risk to us. The amount, timing and likelihood of any payments by the company under these arrangements is, in most cases, dependent on either further contingent events or circumstances applicable to the counterparty and therefore cannot be determined at this time.
The company is contingently liable with respect to litigation and claims that arise in the normal course of business. It is not reasonably possible that any of the ongoing litigation as at December 31, 2018 could result in a material settlement liability.
The company has up to $4 billion of insurance for damage and business interruption costs sustained as a result of an act of terrorism. However, a terrorist act could have a material effect on the company’s assets to the extent damages exceed the coverage.
The company, through its subsidiaries within the residential properties operations, is contingently liable for obligations of its associates in its land development joint ventures. In each case, all of the assets of the joint venture are available first for the purpose of satisfying these obligations, with the balance shared among the participants in accordance with predetermined joint venture arrangements.
The Corporation has entered into arrangements with respect to the $1.8 billion of exchangeable preferred equity units issued by BPY discussed in Note 19, which are redeemable in equal tranches of $600 million in 2021, 2024 and 2026, respectively.
The preferred equity units are exchangeable into equity units of BPY at $25.70 per unit, at the option of the holder, at any time up to and including the maturity date. BPY may redeem the preferred equity units after specified periods if the BPY equity unit price exceeds predetermined amounts. At maturity, the preferred equity units will be converted into BPY equity units at the lower of $25.70 or the then market price of a BPY equity unit. In order to provide the purchaser with enhanced liquidity, the Corporation has agreed to purchase the preferred equity units for cash at the option of the holder, for the initial purchase price plus accrued and unpaid dividends. In order to decrease dilution risk to BPY, the Corporation has agreed with the holder and BPY that if the price of a BPY equity unit is less than 80% of the exchange price of $25.70 at the redemption date of the 2021 and 2024 tranches, the Corporation will acquire the preferred equity units subject to redemption, at the redemption price, and to exchange these preferred equity units for preferred equity units with similar terms and conditions, including redemption date, as the 2026 tranche.

198 BROOKFIELD ASSET MANAGEMENT

b)	Supplemental Cash Flow Information
During the year, the company capitalized $176 million (2017 – $203 million) of interest primarily to investment properties and residential inventory under development.

30.	SUBSEQUENT EVENTS
On March 13, 2019, the company announced an agreement whereby it will acquire approximately 62% of Oaktree Capital Group, LLC (“Oaktree”). As part of the transaction, the company will acquire all outstanding Oaktree Class A units for, at the election of Oaktree Class A unit holders, either $49.00 in cash or 1.0770 Class A shares of Brookfield per unit. Elections will be made on a per unit basis and will be subject to pro-ration such that the approximate $4.7 billion consideration to be paid by the company consists of 50% cash and 50% Brookfield Class A shares. The cash portion of the consideration will be funded from available liquidity. Commencing in 2022, Oaktree’s founders, senior management and employee-unitholders will be able to sell their remaining Oaktree units to Brookfield over time pursuant to an agreed upon liquidity schedule. Pursuant to this liquidity schedule, the earliest year in which Brookfield could own 100% of Oaktree is 2029.
The agreement also provides for the payment by Oaktree of a $225 million termination fee if the agreement is terminated under certain specified circumstances.
The transaction is subject to the approval of Oaktree unitholders representing at least a majority of the voting interests of Oaktree and other customary closing conditions, including certain regulatory approvals. Oaktree Capital Group Holdings, L.P., which represents approximately 92% of the voting interests of Oaktree, has agreed to vote all of its units in favor of the transaction. The transaction is expected to close in the third quarter of 2019.

2018 MD&A AND FINANCIAL STATEMENTS 199